2008 Annual Report

- ☑ Transformed quality
- ☑ Revitalized the pipeline
- ☑ Streamlined the organization
- ☑ Strengthened financial fundamentals
- ☑ Diversified product portfolio

Driving Success



Boston Scientific

Delivering what's next.™

2008


19%
25%
56%

Sales by Geographic Segment

(in millions)	2008	2007	2006
Domestic	**4,487**	4,522	4,415
EMEA	**1,960**	1,833	1,631
Inter-Continental	**1,534**	1,449	1,299
	$7,981	**$7,804**	**$7,345**
Divested businesses	**69**	553	476
	$8,050	**$8,357**	**$7,821**

2008


3%
17%
36%
5%
11%
28%

Sales by Product Category

(in millions)	2008	2007	2006
Interventional Cardiology	**2,879**	3,016	3,509
Cardiac Rhythm Management	**2,286**	2,124	1,371
Other Cardiovascular	**837**	839	845
Neurovascular	**360**	352	326
Endosurgery	**1,374**	1,269	1,148
Neuromodulation	**245**	204	146
	$7,981	**$7,804**	**$7,345**
Divested businesses	**69**	553	476
	$8,050	**$8,357**	**$7,821**

Boston Scientific's mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures.

This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare.


2712

Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537, 508.650.8000, www.bostonscientific.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 **Commission File No. 1-11083**

BOSTON SCIENTIFIC CORPORATION
(Exact Name Of Company As Specified In Its Charter)

DELAWARE	**04-2695240**
(State of Incorporation)	(I.R.S. Employer Identification No.)

ONE BOSTON SCIENTIFIC PLACE, NATICK, MASSACHUSETTS 01760-1537
(Address of Principal Executive Offices)

(508) 650-8000
(Company's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.01 PAR VALUE PER SHARE	**NEW YORK STOCK EXCHANGE**
(Title of Class)	(Name of Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒ No ☐

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes: ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company as defined in Rule 12b-2 of the Exchange Act. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes: ☐ No ☒

The aggregate market value of the Company's common stock held by non-affiliates of the Company was approximately $16.8 billion based on the closing price of the Company's common stock on June 30, 2008, the last business day of the Company's most recently completed second fiscal quarter.

The number of shares outstanding of the Company's common stock as of January 31, 2009 was 1,502,237,400.

Table of Contents

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ITEM 1. BUSINESS

The Company

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology, neurovascular intervention, endoscopy, urology, gynecology and neuromodulation. When used in this report, the terms "we," "us," "our" and "the Company" mean Boston Scientific Corporation and its divisions and subsidiaries.

Since we were formed in 1979, we have advanced the practice of less-invasive medicine by helping physicians and other medical professionals treat a variety of diseases and improve patients' quality of life by providing alternatives to surgery and other medical procedures that are typically traumatic to the body. Some of the uses of our products include: enlarging narrowed blood vessels to prevent heart attack and stroke; clearing passages blocked by plaque to restore blood flow; detecting and managing fast, slow or irregular heart rhythms; mapping electrical problems in the heart; performing biopsies and intravascular ultrasounds; placing filters to prevent blood clots from reaching the lungs, heart or brain; treating urological, gynecological, renal, pulmonary, neurovascular and gastrointestinal diseases; and modulating nerve activity to treat chronic pain.

Our history began in the late 1960s when our co-founder, John Abele, acquired an equity interest in Medi-tech, Inc., a research and development company focused on developing alternatives to surgery. Medi-tech introduced its initial products in 1969, a family of steerable catheters used in some of the first less-invasive procedures performed. In 1979, John Abele joined with Pete Nicholas to form Boston Scientific Corporation, which indirectly acquired Medi-tech. This acquisition began a period of active and focused marketing, new product development and organizational growth. Since then, our net sales have increased substantially, growing from $2 million in 1979 to approximately $8.1 billion in 2008.

Our growth has been fueled in part by strategic acquisitions and alliances designed to improve our ability to take advantage of growth opportunities in the medical device industry. On April 21, 2006, we consummated our acquisition of Guidant Corporation. With this acquisition, we became a major provider in the cardiac rhythm management (CRM) market, enhancing our overall competitive position and long-term growth potential and further diversifying our product portfolio. This acquisition has established us as one of the world's largest cardiovascular device companies and a global leader in microelectronic therapies. This and other strategic acquisitions have helped us to add promising new technologies to our pipeline and to offer one of the broadest product portfolios in the world for use in less-invasive procedures. We believe that the depth and breadth of our product portfolio has also enabled us to compete more effectively in, and better absorb the pressures of, the current healthcare environment of cost containment, managed care, large buying groups, government contracting and hospital consolidation and will generally assist us in navigating the current turmoil in the global economic markets.

Information including revenues, measures of profits or losses and total assets for each of our geographic segments, as well as net sales by business unit, appears in *Note P—Segment Reporting* to our 2008 consolidated financial statements included in Item 8 of this Annual Report.

The Cardiac Rhythm Management (CRM) Opportunity

As a result of our 2006 acquisition of Guidant, we now develop, manufacture and market products that focus on the treatment of cardiac arrhythmias and heart failure. These products accounted for 28 percent of our net sales in 2008 and 25 percent in 2007. Natural electrical impulses stimulate the heart's chambers to pump blood. In healthy individuals, the electrical current causes the heart to beat at an appropriate rate and in synchrony. We manufacture a variety of implantable devices that monitor the heart and deliver electricity to treat cardiac abnormalities, including:

- Implantable cardiac defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia) that could result in sudden cardiac death, including implantable cardiac resynchronization therapy defibrillator (CRT-D) systems used to treat heart failure; and
- Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia), including implantable cardiac resynchronization therapy pacemaker (CRT-P) systems used to treat heart failure.

Tachycardia (abnormally fast or chaotic heart rhythms) prevents the heart from pumping blood efficiently and can lead to sudden cardiac death. Our ICD systems (defibrillators, leads, programmers, our LATITUDE® Patient Management System and accessories) monitor the heart and deliver electrical energy, restoring a normal rhythm. Our defibrillators deliver tiered therapy—a staged progression from lower intensity pacing pulses designed to correct the abnormal rhythm to more aggressive shocks to restore a heartbeat. In 2008, we successfully launched our COGNIS® CRT-D and TELIGEN® ICD implantable defibrillators, which are small, thin, high-energy devices, in the U.S. and our EMEA (Europe/Middle East/Africa) region, as well as in certain Inter-Continental countries.

Heart failure (the heart's inability to pump effectively) is a debilitating, progressive condition, with symptoms including shortness of breath and extreme fatigue. Statistics show that one in five persons die within the first year of a heart failure diagnosis, and patients with heart failure suffer sudden cardiac death at six to nine times the rate of the general population. The condition is pervasive, with approximately five million people in the U.S. affected.

Bradycardia (slow or irregular heart rhythms) often results in a heart rate insufficient to provide adequate blood flow throughout the body, creating symptoms such as fatigue, dizziness and fainting. Our cardiac pacemaker systems (pulse generators, leads, programmers and accessories) deliver electrical energy to stimulate the heart to beat more frequently and regularly. Pacemakers range from conventional single-chamber devices to more sophisticated adaptive-rate, dual-chamber devices.

Our remote monitoring system, the LATITUDE® Patient Management System, may be placed in a patient's home (at their bedside) and reads implantable device information at times specified by the patient's physician. The communicator then transmits the data to a secure Internet server where the physician or other qualified third party can access this medical information anytime, anywhere. In addition to automatic device data uploads, the communicator enables a daily confirmation of the patient's device status, providing assurance the device is operating properly. The LATITUDE® Weight Scale and Blood Pressure Monitor is available as an optional component to the system. Weight and blood pressure data is captured by the communicator and sent to the secure server for review by the patient's physician or other qualified third party. In addition, this weight and blood pressure information is available immediately to patients in their home to assist their compliance with the day-to-day and home-based heart failure instructions prescribed by their physician.

The Drug-Eluting Stent Opportunity

Our broad, innovative product offerings have enabled us to become a leader in the interventional cardiology market. This leadership is due in large part to our coronary stent product offerings. Coronary stents are tiny, mesh tubes used in the treatment of coronary artery disease, which are implanted in patients to prop open arteries and facilitate blood flow to and from the heart. We have further enhanced the outcomes associated with the use of coronary stents, particularly the processes that lead to restenosis

(the growth of neointimal tissue within an artery after angioplasty and stenting), through dedicated internal and external product development, strategic alliances and scientific research of drug-eluting stent systems. Drug-eluting stent systems accounted for 20 percent of our net sales in 2008 and 21 percent in 2007. Since our entry into the drug-eluting stent market with the launch of our proprietary polymer-based paclitaxel-eluting stent technology for reducing coronary restenosis, the TAXUS® Express²® coronary stent system, in the majority of our international markets in 2003 and in the U.S. in 2004, we have become the worldwide leader in the drug-eluting coronary stent market. In 2008, we launched our second-generation drug-eluting stent system, the TAXUS® Liberté® stent system; as well as the PROMUS® everolimus-eluting stent system, supplied to us by Abbott Laboratories, in the U.S. following our earlier launches in our EMEA and Inter-Continental markets. In January 2009, we received approval from the Japanese Ministry of Health, Labor and Welfare to market our TAXUS® Liberté® stent system in Japan, and are planning to launch the TAXUS® Liberté® stent system in Japan during the first quarter of 2009. We expect to launch the PROMUS® stent system in Japan in the second half of 2009, subject to regulatory approval. We are the only company to offer two distinct drug-eluting stent platforms, which has enabled us to sustain our leadership position in the worldwide drug-eluting stent market.

We continue to develop and enhance our product offerings in the drug-eluting stent market. In late 2008, we launched our TAXUS® Express²® Atom™ paclitaxel-eluting coronary stent system, a highly deliverable drug-eluting stent designed for treating small coronary vessels. We expect to launch an internally developed and manufactured next-generation everolimus-based stent system, the PROMUS® Element™ platinum chromium coronary stent, in our EMEA region, as well as in certain Inter-Continental countries, in late 2009 and in the U.S. and Japan in mid-2012, subject to regulatory approval. Additionally, we are conducting clinical trials for our third-generation paclitaxel-eluting stent, the TAXUS® Element™ platinum chromium coronary stent system.

Business Strategy

Our business strategy is to lead global markets for less-invasive medical devices by developing and delivering products and therapies that address unmet patient needs, provide superior clinical outcomes and demonstrate compelling economic value. We intend to achieve leadership, drive profitable sales growth and increase shareholder value by focusing on the following key elements:

- Customers
- Innovation
- Quality
- People
- Financial strength

Customers

We consistently strive to understand and exceed the expectations of our customers. Each of our business groups maintains dedicated sales forces and marketing teams focusing on physicians who specialize in the diagnosis and treatment of different medical conditions. We believe that this focused disease state management enables us to develop highly knowledgeable and dedicated sales representatives and to foster close professional relationships with physicians.

We believe that we have positive working relationships with physicians and others in the medical industry, which enable us to gain a detailed understanding of new therapeutic and diagnostic alternatives and to respond quickly to the changing needs of physicians and their patients. Active participation in the medical community contributes to physician understanding and adoption of less-invasive techniques and the expansion of these techniques into new therapeutic and diagnostic areas.

Innovation

We offer products in numerous product categories, which are used by physicians throughout the world in a broad range of diagnostic and therapeutic procedures. The breadth and diversity of our product lines permit medical specialists and purchasing organizations to satisfy many of their less-invasive medical device requirements from a single source.

We are committed to harnessing technological innovation through a mixture of tactical and strategic initiatives that are designed to offer sustainable growth in the near and long term. Combining internally developed products and technologies with those obtained through our strategic acquisitions and alliances allows us to focus on and deliver products currently in our own research and development pipeline as well as to strengthen our technology portfolio by accessing third-party technologies.

Our commitment to innovation is demonstrated further by our clinical capabilities. Our clinical groups focus on driving innovative therapies aimed at transforming the practice of medicine. Our clinical teams are organized by therapeutic specialty to better support our research and development pipeline. During 2008, our clinical organization planned, initiated and conducted an expanding series of focused clinical trials that support regulatory and reimbursement requirements and demonstrated the safe and effective clinical performance of critical products and technologies.

Quality

Our commitment to quality and the success of our quality objectives are designed to build customer trust and loyalty. This commitment to provide quality products to our customers runs throughout our organization and is one of our most critical business objectives. In order to strengthen our corporate-wide quality controls, we established Project Horizon, a cross-functional initiative to improve and harmonize our overall quality processes and systems. Under Project Horizon, we made significant improvements to our quality systems, including in the areas of field action decision-making, corrective and preventative actions, management controls, process validations and complaint management systems. At the end of 2007, we formally ended our Project Horizon program and transferred all open projects to sustaining organizations. In 2008, we implemented the Quality Master Plan to drive continuous improvement in compliance and quality performance. In addition, our Compliance and Quality Committee of our Board of Directors monitors our compliance and quality initiatives. Our efforts on our quality systems were recognized during the year with the approval of several new products by the U.S. Food and Drug Administration (FDA) and, in October 2008, the FDA informed us that our quality system is now in substantial compliance with its Quality System Regulations. Our quality policy, applicable to all employees, is "I improve the quality of patient care and all things Boston Scientific." This personal commitment connects our people with our quality strategy.

People

We believe that success and leadership evolve from a motivating corporate culture that rewards achievement; respects and values individual employees and customers; and focuses on quality, patient care, integrity, technology and service. This high performance culture has embraced an intense focus on quality and doing business with integrity as an important part of our success. Being honest and fair with each other reflects on everything we do, especially as we take our quality commitment to new heights. Our Code of Conduct, applicable to all employees, officers and directors, is the cornerstone of our Corporate Integrity Program.

We believe that our success is attributable in large part to the high caliber of our employees and our commitment to respecting the values on which we have based our success.

Financial strength

We are focused on driving profitable sales growth, generating strong cash flow and actively managing our balance sheet. In 2008, we completed, continued or commenced several initiatives designed to increase our profitability and provide better focus on our core businesses and priorities, including:

- Completed the sale of non-strategic businesses, consisting of our Auditory, Cardiac Surgery, Vascular Surgery, Venous Access and Fluid Management businesses, as well as our TriVascular Endovascular Aortic Repair (EVAR) program;
- Substantially completed the sale of non-strategic investments;
- Continued the restructuring of several businesses and product franchises in order to leverage resources, strengthen competitive positions, and create a more simplified and efficient business model;
- Continued execution of significant expense and head count reductions; and
- Commenced our Plant Network Optimization plan, a complement to our previously announced expense and head count reduction plan, which is intended to simplify our plant network, reduce our manufacturing costs and improve gross margins.

Our goal was, and continues to be, to better align expenses with revenues, while preserving our ability to make needed investments in quality, research and development projects, capital and our people that are essential to our long-term success. Each of these initiatives are described more fully in our Management's Discussion and Analysis included in Item 7 of this Annual Report.

Research and Development

Our investment in research and development is critical to driving our future growth. We have directed our development efforts toward regulatory compliance and innovative technologies designed to expand current markets or enter new markets. We believe that streamlining, prioritizing and coordinating our technology pipeline and new product development activities are essential to our ability to stimulate growth and maintain leadership positions in our markets. Our approach to new product design and development is through focused, cross-functional teams. We believe that our formal process for technology and product development aids in our ability to offer innovative and manufacturable products in a consistent and timely manner. Involvement of the research and development, clinical, quality, regulatory, manufacturing and marketing teams early in the process is the cornerstone of our product development cycle. This collaboration allows these teams to concentrate resources on the most viable and clinically relevant new products and technologies and bring them to market in a timely manner. In 2009, we expect to see the benefits of manufacturing value improvement programs as our manufacturing engineers, many of whom have been focused on quality remediation over the last few years, are now once again focused on driving significant manufacturing cost improvement programs. In addition to internal development, we work with hundreds of leading research institutions, universities and clinicians around the world to develop, evaluate and clinically test our products.

We believe our future success will depend upon the strength of these development efforts. In 2008, we expended more than $1 billion on research and development, representing approximately 12 percent of our 2008 net sales. Our investment in research and development reflects:

- regulatory compliance and clinical research, particularly relating to our next-generation stent and CRM platforms and other internal development programs, as well as others obtained through our strategic acquisitions; and
- sustaining engineering efforts which factor customer feedback into continuous improvement efforts for currently marketed and next generation products.

Acquisitions and Alliances

Since 1995, we have undertaken a strategic acquisition program to assemble the lines of business necessary to achieve the critical mass that allows us to continue to be a leader in the medical device industry. Our 2008 acquisitions included the following:

- Labcoat, Ltd., a development-stage company that is developing a proprietary drug-eluting stent coating technology designed to reduce the amount of polymer and drug that comes in contact with the wall of the treated vessel, while eliminating polymer and drug on the inner surface of the stent where endothelial cell growth is required for healing; and
- CryoCor, Inc., a developer and manufacturer of a disposable catheter system based on proprietary cryoablation technology for the minimally invasive treatment of cardiac arrhythmias.

We expect that we will continue to focus selectively on strategic acquisitions and alliances in order to provide new products and technology platforms to our customers, including making additional investments in several of our existing strategic relationships.

Products

Our products are offered for sale principally by three dedicated business groups—CRM; Cardiovascular, including our Cardiovascular, and Neurovascular businesses; Endosurgery, including our Endoscopy and Urology/Gynecology businesses; and Neuromodulation. Our Cardiovascular organization focuses on products and technologies for use in interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology and neurovascular. During 2008, we derived 79 percent of our net sales from our Cardiovascular businesses (76 percent in 2007), approximately 17 percent from our Endosurgery businesses (15 percent in 2007) and approximately three percent from our Neuromodulation business (two percent in 2007). The remaining one percent of our 2008 net sales (seven percent in 2007) was derived from businesses divested in the first quarter of 2008, some from which we continue to generate net sales as a result of post-separation transition services agreements.

The following section describes certain of our CRM, Cardiovascular, Endosurgery and Neuromodulation offerings:

Cardiac Rhythm Management (CRM)

We offer a variety of implantable devices that monitor the heart and deliver electrical impulses to treat cardiac rhythm abnormalities, including tachycardia (abnormally fast heartbeats), which can put patients at risk of sudden cardiac death and bradycardia (abnormally slow heartbeats), which impairs the ability to live a full life. We also offer cardiac resynchronization devices that treat heart failure by delivering electrical impulses to help the heart beat in a more coordinated fashion. A key component of many of our implantable device systems is our remote LATITUDE® Patient Management System, which provides clinicians with information about a patient's device and clinical status non-invasively via the Internet, allowing for more frequent monitoring in order to guide treatment decisions.

In 2008, we launched several new CRM products, including the following:

ICD and CRT-D Systems

In 2008, we launched our first Boston Scientific-branded ICD and CRT-D devices, the CONFIENT® ICD and LIVIAN® CRT-D product lines, in the U.S. We also launched our COGNIS® CRT-D and TELIGEN® ICD products, which are small, thin high energy devices, in the U.S., EMEA and certain Inter-Continental countries. These full-featured pulse generators are based on a new common platform that offers clinicians innovative options for customizing therapy to address the needs of individual patients. We received regulatory approval in January 2009 to launch our CONFIENT® ICD in Japan and expect to launch our COGNIS® and TELIGEN® devices in Japan in 2009, subject to regulatory approval.

In May 2008, our global launch of the ACUITY™ Spiral lead, a left ventricular lead, added to our left ventricular leads portfolio enabling us to offer physicians greater fixation options for delivering cardiac resynchronization therapy to patients with various venous anatomies.

Pacemaker Systems

In May 2008, we launched our first new pacemaker system globally under the Boston Scientific brand, the ALTRUA™ pacing system. The minute ventilation sensor in these pacemakers allows restoration of chronotropic competence to patients who lack the ability to moderate their heart rates appropriately in response to physiologic stress. We expect to launch our ALTRUA™ pacing system in Japan in 2009, subject to regulatory approval.

Remote Patient Monitoring System

To support our ICD and CRT-D product lines, we launched two new enhancements to our LATITUDE® remote patient monitoring system in the U.S. These enhancements include an improved LATITUDE® web site and a smaller in-home communicator featuring touch-screen technology. We plan to begin introducing our LATITUDE® system in our EMEA region in 2009, subject to regulatory approval.

Electrophysiology

We offer medical devices for the diagnosis and treatment of cardiac arrhythmias. Included in our product offerings are RF generators, intracardiac ultrasound and steerable ablation catheters, and diagnostic catheters. Our leading brands include the Blazer™ cardiac ablation catheter, the Chilli II®™ cooled ablation catheter and the MAESTRO 3000® Cardiac Ablation System. Our electrophysiology products are distributed globally.

Interventional Cardiology

Drug-Eluting Stent Systems

We are the market leader in the worldwide drug-eluting stent market. We market our second-generation coronary stent, the TAXUS® Liberté® stent system; as well as the PROMUS® everolimus-eluting coronary stent system, supplied to us by Abbott, in our EMEA and Inter-Continental markets, and, in 2008, launched both products in the U.S. market, expanding our drug-eluting stent portfolio to include two distinct drug platforms. As of the closing of Abbott's acquisition of Guidant's vascular intervention and endovascular solutions businesses, we obtained a perpetual license to use the intellectual property used in Guidant's drug-eluting stent system program purchased by Abbott. In 2008, we also initiated the U.S. launch of our TAXUS® Express²® Atom™ paclitaxel-eluting coronary stent system, a highly deliverable drug-eluting stent designed for treating small coronary vessels.

We expect to launch our TAXUS® Liberté® stent system in Japan in the first quarter of 2009. We plan to launch the PROMUS® everolimus-eluting coronary stent system in Japan in the second half of 2009, subject to regulatory approval. We are also incurring incremental costs and expending incremental resources in order to develop and commercialize additional products utilizing everolimus-eluting stent technology and to support an internally developed and manufactured next-generation everolimus-eluting stent system. We expect to launch an internally developed and manufactured next-generation everolimus-based stent system, the PROMUS® Element™ stent system, in our EMEA region, as well as certain Inter-Continental countries, in late 2009 and in the U.S. and Japan in mid-2012. In addition, we are conducting clinical trials for our third-generation paclitaxel-eluting stent, the TAXUS® Element™ platinum chromium coronary stent system, which we expect to launch in EMEA and certain Inter-Continental countries during the fourth quarter of 2009, and in the U.S. and Japan in mid-2011.

Bare-Metal Stent Systems

We offer our Liberté® bare-metal coronary stent system globally. The Liberté® coronary stent system serves as the platform for our second-generation paclitaxel-eluting stent system, the TAXUS® Liberté® coronary stent system. The Liberté® bare-metal coronary stent system is designed to enhance deliverability and conformability, particularly in challenging lesions. We are also developing a bare-metal version of the TAXUS® Element coronary stent system.

Coronary Revascularization

We market a broad line of products used to treat patients with atherosclerosis. Atherosclerosis, a principal cause of coronary artery obstructive disease, is characterized by a thickening of the walls of the coronary arteries and a narrowing of arterial lumens (openings) caused by the progressive development of deposits of plaque. The majority of our products in this market are used in percutaneous transluminal coronary angioplasty (PTCA) procedures and include bare-metal and drug-eluting stent systems; PTCA balloon catheters, such as the Maverick® balloon catheter; the Cutting Balloon® microsurgical dilatation device; rotational atherectomy systems; guide wires; guide catheters and diagnostic catheters.

Embolic Protection

Our FilterWire EZ™ Embolic Protection System is a low profile filter designed to capture embolic material that may become dislodged during a procedure, which could otherwise travel into the microvasculature where it could cause a heart attack or stroke. It is commercially available in the U.S., EMEA and certain Inter-Continental countries for multiple indications, including the treatment of disease in peripheral, coronary and carotid vessels. It is also available in the U.S. for the treatment of saphenous vein grafts and carotid artery stenting procedures.

Intraluminal Ultrasound Imaging

We market a family of intraluminal catheter-directed ultrasound imaging catheters and systems for use in coronary arteries and heart chambers as well as certain peripheral vessels. The iLab® Ultrasound Imaging System, available in the U.S., Japan and other international markets, continues as our flagship console and is compatible with our full line of imaging catheters. This system enhances the diagnosis and treatment of blocked vessels and heart disorders.

Peripheral Interventions

We sell various products designed to treat patients with peripheral disease (disease which appears in blood vessels other than in the heart and in the biliary tree), including a broad line of medical devices used in percutaneous transluminal angioplasty and peripheral vascular stenting. Our peripheral product offerings include vascular access products, balloon catheters, stents and peripheral vascular catheters, wires and accessories. In 2009, we will begin integrating certain products used for peripheral embolization procedures into our Peripheral Interventions business. We also sell products designed to treat patients with non-vascular disease (disease which appears outside the blood system). Our non-vascular suite of products includes biliary stents, drainage catheters, biopsy devices and micro-puncture sets, designed to treat, diagnose and palliate various forms of benign and malignant tumors. We market the PolarCath™ peripheral dilatation system used in CryoPlasty® Therapy, an innovative approach to the treatment of peripheral artery disease in the lower extremities. In December 2008, we received FDA approval for our Express® SD Renal Monorail® premounted stent system for use as an adjunct to percutaneous transluminal renal angioplasty in certain lesions of the renal arteries. In October 2008, we received FDA approval for our Carotid WALLSTENT® Monorail® Endoprosthesis for the treatment of patients with carotid artery disease who are at high risk for surgery.

Neurovascular Intervention

We market a broad line of detachable coils (coated and uncoated), micro-delivery stents, micro-guidewires, micro-catheters, guiding catheters and embolics to neuro-interventional radiologists and neurosurgeons to treat diseases of the neurovascular system. We market the GDC® Coils (Guglielmi Detachable Coil) and Matrix® systems to treat brain aneurysms. We plan to launch a next-generation family of detachable coils, including an enhanced delivery system, in the U.S. in the second half of 2009. We also offer the NeuroForm® stent for the treatment of wide neck aneurysms and the Wingspan® Stent System with Gateway® PTA Balloon Catheter, each under a Humanitarian Device Exemption approval granted by the FDA. The Wingspan Stent System is designed to treat atherosclerotic lesions or accumulated plaque in brain arteries. Designed for the brain's fragile vessels, the Wingspan Stent System is a self-expanding, nitinol stent sheathed in a delivery system that enables it to reach and open narrowed arteries in the brain. The Wingspan Stent System is currently the only device available in the U.S. for the treatment of intracranial atherosclerotic disease (ICAD) and is indicated for improving cerebral artery lumen diameter in patients with ICAD who are unresponsive to medical therapy.

Endosurgery

Esophageal, Gastric and Duodenal (Small Intestine) Intervention

We market a broad range of products to diagnose, treat and palliate a variety of gastrointestinal diseases and conditions, including those affecting the esophagus, stomach and colon. Common disease states include esophagitis, portal hypertension, peptic ulcers and esophageal cancer. Our product offerings in this area include disposable single and multiple biopsy forceps, balloon dilatation catheters, hemostasis catheters and enteral feeding devices. We also market a family of esophageal stents designed to offer improved dilatation force and greater resistance to tumor in-growth. We offer the Radial Jaw® 4 Single-Use Biopsy Forceps, which are designed to enable collection of large high-quality tissue specimens without the need to use large channel therapeutic endoscopes.

Colorectal Intervention

We market a line of hemostatic catheters, polypectomy snares, biopsy forceps, enteral stents and dilatation catheters for the diagnosis and treatment of polyps, inflammatory bowel disease, diverticulitis and colon cancer.

Pancreatico-Biliary Intervention

We sell a variety of products to diagnose, treat and palliate benign and malignant strictures of the pancreatico-biliary system (the gall bladder, common bile duct, hepatic duct, pancreatic duct and the pancreas) and to remove stones found in the common bile duct. Our product offerings include diagnostic catheters used with contrast media, balloon dilatation catheters and sphincterotomes. We also market self-expanding metal and temporary biliary stents for palliation and drainage of the common bile duct. In addition, we market the Spyglass® Direct Visualization System for direct imaging of the bile duct system. The Spyglass system is the first single-operator cholangioscopy device that offers clinicians a direct visualization of the bile duct system and includes supporting devices for tissue acquisition, stone management and lithotripsy.

Pulmonary Intervention

We market devices to diagnose, treat and palliate diseases of the pulmonary system. Our product offerings include pulmonary biopsy forceps, transbronchial aspiration needles, cytology brushes and tracheobronchial stents used to dilate strictures or for tumor management.

Urinary Tract Intervention and Bladder Disease

We sell a variety of products designed primarily to treat patients with urinary stone disease, including: ureteral dilatation balloons used to dilate strictures or openings for scope access; stone baskets used to manipulate or remove stones; intracorporeal shock wave lithotripsy devices and holmium laser systems used to disintegrate stones; ureteral stents implanted temporarily in the urinary tract to provide short-term or long-term drainage; and a wide variety of guidewires used to gain access to specific sites. We have also developed other devices to aid in the diagnosis and treatment of bladder cancer and bladder obstruction.

Prostate Intervention

We market electro-surgical resection devices designed to resect large diseased tissue sites for the treatment of benign prostatic hyperplasia (BPH). We also market disposable needle biopsy devices, designed to take core prostate biopsy samples. We also market the Prolieve® Thermodilatation System, a transurethral microwave thermotherapy system for the treatment of BPH. In addition, we distribute and market the DuoTome™ SideLite™ holmium laser treatment system for treatment of symptoms associated with BPH.

Pelvic Floor Reconstruction and Urinary Incontinence

We market a line of less-invasive devices to treat female pelvic floor conditions in the areas of stress urinary incontinence and pelvic organ prolapse. These devices include a full line of mid-urethral sling products, sling materials, graft materials, pelvic floor reconstruction kits, suturing devices and injectables. We have exclusive U.S. distribution rights to the Coaptite® Injectable Implant, a next-generation bulking agent, for the treatment of stress urinary incontinence.

Gynecology

We also market other products in the area of women's health. Our Hydro ThermAblator® System offers a less-invasive technology for the treatment of excessive uterine bleeding by ablating the lining of the uterus, the tissue responsible for menstrual bleeding.

Neuromodulation

We market the Precision® Spinal Cord Stimulation (SCS) system for the treatment of chronic pain of the lower back and legs. This system delivers advanced pain management by applying a small electrical signal to mask pain signals traveling from the spinal cord to the brain. The Precision System utilizes a rechargeable battery and features a patient-directed fitting system for fast and effective programming. The Precision System is also being assessed for use in treating other sources of peripheral pain.

Marketing and Sales

A dedicated sales force of approximately 2,300 individuals in approximately 40 countries internationally, and over 3,200 individuals in the U.S. marketed our products worldwide as of December 31, 2008. The majority of our net sales are derived from countries in which we have direct sales organizations. A network of distributors and dealers who offer our products worldwide accounts for our remaining sales. We will continue to leverage our infrastructure in markets where commercially appropriate and use third parties in those markets where it is not economical or strategic to establish or maintain a direct presence. We also have a dedicated corporate sales organization in the U.S. focused principally on selling to major buying groups and integrated healthcare networks.

In 2008, we sold our products to over 10,000 hospitals, clinics, outpatient facilities and medical offices. We are not dependent on any single institution and no single institution accounted for more than ten percent of our net sales in 2008. However, large group purchasing organizations, hospital networks and other buying groups have become increasingly important to our business and represent a substantial portion of our U.S. net sales.

Certain products are manufactured for us by third parties, such as the PROMUS® everolimus-eluting coronary stent system, introducer sheaths and certain guidewires, and pneumatic and laser lithotripters. Employing our sales and marketing strength, we expect to continue to seek new opportunities for distributing complementary products as well as new technologies.

International Operations

In the first quarter of 2008, we began operating through two international business units: EMEA, consisting of Europe, Middle East and Africa; and Inter-Continental, consisting of Japan, Asia Pacific, Canada and Latin America. This reorganization is designed to allow for better leverage of infrastructure and resources, as well as restored competitiveness. Maintaining and expanding our international presence is an important component of our long-term growth plan. Through our international presence, we seek to increase net sales and market share, leverage our relationships with leading physicians and their clinical research programs, accelerate the time to bring new products to market, and gain access to worldwide technological developments that we can implement across our product lines. After our acquisition of Guidant, we integrated Guidant's international sales operations into our geographic regions. We have moved from a distributor model to a direct sales force, utilizing a dealer network, for our CRM products in Japan, which has negatively impacted our net sales and market share there and may continue to do so until we fully implement this model.

International net sales accounted for approximately 43 percent of our net sales in 2008. Net sales and operating income attributable to our 2008 geographic regions are presented in *Note P—Segment Reporting* to our 2008 consolidated financial statements included in Item 8 of this Annual Report.

We have five international manufacturing facilities in Ireland, two in Costa Rica and one in Puerto Rico. Approximately 32 percent of our products sold worldwide are manufactured at these facilities. Additionally, we maintain international research and development capabilities in Ireland, and Miyazaki, Japan, as well as physician training centers in Paris, France and Tokyo, Japan. In connection with certain of our restructuring initiatives, we intend to close two of our manufacturing plants in Ireland.

Manufacturing and Raw Materials

We are focused on continuously improving our supply chain effectiveness, strengthening our manufacturing processes and increasing operational efficiencies within our organization. By shifting global manufacturing along product lines, we are able to leverage our existing resources and concentrate on new product development, including the enhancement of existing products, and their commercial launch. We are implementing new systems designed to provide improved quality and reliability, service, greater efficiency and lower supply chain costs. We have substantially increased our focus on process controls and validations, supplier controls, distribution controls and providing our operations teams with the training and tools necessary to drive continuous improvement in product quality. In 2008, we continued to focus on examining our operations and general business activities to identify cost-improvement opportunities in order to enhance our operational effectiveness. In early 2009, we announced our Plant Network Optimization plan as a complement to our previously initiated expense and head count reductions. The plan calls for reducing the number of our manufacturing plants from 17 to 12 over the next three years and relocating approximately 15 percent of our current value of production to different facilities.

We design and manufacture the majority of our products in technology centers around the world. Many components used in the manufacture of our products are readily fabricated from commonly available raw materials or off-the-shelf items available from multiple supply sources. Certain items are custom made to meet our specifications. We believe that in most cases, redundant capacity exists at our suppliers and that alternative sources of supply are available or could be developed within a reasonable period of time. We also have an on-going program to identify single-source components and to develop alternative back-up supplies. However, in certain cases, we may not be able to quickly establish additional or replacement suppliers for specific components or materials, largely due to the regulatory approval system and the complex nature of our manufacturing processes and those of our suppliers. A reduction or interruption in supply, an inability to develop and validate alternative sources if required, or a significant increase in the price of raw materials or components could adversely affect our operations and financial condition, particularly materials or components related to our TAXUS® drug-eluting stent system and our CRM products. In addition, our products require sterilization prior to sale and we rely primarily on third party vendors to perform this service. To the extent our third party sterilizers are unable to process our products, whether due to raw material, capacity, regulatory or other constraints, we may be unable to transition to other providers in a timely manner, which could have an adverse impact on our operations.

We are reliant on Abbott for our supply of PROMUS® stent systems. Any production or capacity issues that affect Abbott's manufacturing capabilities or the process for forecasting, ordering and receiving shipments may impact our ability to increase or decrease the level of supply to us in a timely manner; therefore, our supply of PROMUS® stent systems may not align with customer demand, which could have an adverse effect on our operating results. At present, we believe that our supply of PROMUS® stent systems from Abbott is sufficient to meet customer demand. Our supply agreement with Abbott for PROMUS® stent systems extends through the middle of the fourth quarter of 2009 in Europe, and is currently being reviewed by the European Commission for possible extension, and through the end of the second quarter of 2012 in the U.S. and Japan. We expect to launch an internally developed and manufactured next-generation everolimus-eluting stent system, the PROMUS® Element™ stent system, in our EMEA region and certain Inter-Continental countries in late 2009 and in the U.S. and Japan in mid-2012.

Under the terms of our supply arrangement with Abbott, the gross profit and operating profit margin of a PROMUS® stent system is significantly lower than that of our TAXUS® stent system. Therefore, if sales of our PROMUS® stent system continue to increase in relation to our total drug-eluting stent system sales, our profit margins will continue to decrease. Further, the price we pay Abbott for our supply of PROMUS® stent systems is determined by our contracts with them. Our cost is based, in part, on previously fixed estimates of Abbott's manufacturing costs for PROMUS® stent systems and third-party reports of our average selling price of PROMUS® stent systems. Amounts paid pursuant to this pricing arrangement are subject to a retroactive adjustment at pre-determined intervals based on Abbott's actual costs to manufacture these stent systems for us and our average selling price of PROMUS® stent systems. During 2009, we may make a payment to or receive a payment from Abbott based on the differences between their actual manufacturing costs and the contractually stipulated manufacturing costs and differences between our actual average selling price and third-party reports of our average selling price, in each case, with respect to our purchases of PROMUS® stent systems from Abbott during 2008, 2007 and 2006. As a result, during 2009, our profit margins on the PROMUS® stent system may increase or decrease.

Quality Assurance

In January 2006, legacy Boston Scientific received a corporate warning letter from the FDA notifying us of serious regulatory problems at three of our facilities and advising us that our corporate-wide corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. We have identified solutions to the quality system issues cited by the FDA and have made significant progress in transitioning our organization to implement those solutions. We implemented and continue to use the Quality Master Plan to drive continuous improvement in compliance and quality performance. In addition, the Compliance and Quality Committee of our Board of Directors monitors our compliance and quality initiatives. During 2008, the FDA reinspected a number of our facilities and, in October 2008, informed us that our quality system is now in substantial compliance with its Quality System Regulations. The FDA has approved all of our requests for final approval of Class III product submissions previously on hold due to the corporate warning letter and has approved all currently eligible requests for Certificates to Foreign Governments (CFGs). The corporate warning letter remains in place pending final remediation of certain Medical Device Report (MDR) filing issues, which we are actively working with the FDA to resolve.

We are committed to providing high quality products to our customers. To meet this commitment, we have implemented updated quality systems and concepts throughout our organization. Our quality policy, applicable to all employees, is "I improve the quality of patient care and all things Boston Scientific." This personal commitment connects our people with the vision and mission of Boston Scientific. Our quality system starts with the initial product specification and continues through the design of the product, component specification process and the manufacturing, sales and servicing of the product. Our quality system is intended to build in quality and process control and to utilize continuous improvement concepts throughout the product life. These systems are designed to enable us to satisfy the various international quality system regulations, including those of the FDA with respect to products sold in the U.S. All of our manufacturing facilities, including our U.S. and European distribution centers, are certified under the ISO 13485:2003 quality system standard for medical devices, which requires, among other items, an implemented quality system that applies to component quality, supplier control, product design and manufacturing operations. This certification can be obtained only after a complete audit of a company's quality system by an independent outside auditor. Maintenance of the certification requires that these facilities undergo periodic re-examination.

We maintain an on-going initiative to seek ISO 14001 certification at our plants around the world. ISO 14001, the environmental management system standard in the ISO 14000 series, provides a voluntary framework to identify key environmental aspects associated with our businesses. We engage in continuous environmental performance improvement around these aspects. At present, ten of our manufacturing and distribution facilities have attained ISO 14001 certification. We expect to continue this initiative until each of our manufacturing facilities, including those we acquire, becomes certified.

Competition

We encounter significant competition across our product lines and in each market in which we sell our products from various companies, some of which may have greater financial and marketing resources than we do. Our primary competitors have historically included Johnson & Johnson (including its subsidiary, Cordis Corporation) and Medtronic, Inc. (including its subsidiary, Medtronic AVE, Inc.), as well as a wide range of companies that sell a single or limited number of competitive products or participate in only a specific market segment. Since we acquired Guidant, Abbott has become a primary competitor of ours in the interventional cardiology market and we now compete with St. Jude Medical, Inc. in the CRM and neuromodulation markets. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer alternative therapies for disease states intended to be treated using our products.

We believe that our products compete primarily on their ability to safely and effectively perform diagnostic and therapeutic procedures in a less-invasive manner, including ease of use, reliability and physician familiarity. In the current environment of managed care, economically-motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price, value, clinical outcomes, reliability and efficiency. We believe the current global economic conditions could put additional competitive pressure on us, including on our average selling prices, overall procedure rates and market sizes. We believe that our continued competitive success will depend upon our ability to create or acquire scientifically advanced technology, apply our technology cost-effectively and with superior quality across product lines and markets, develop or acquire proprietary products, attract and retain skilled development personnel, obtain patent or other protection for our products, obtain required regulatory and reimbursement approvals, continually enhance our quality systems, manufacture and successfully market our products either directly or through outside parties and supply sufficient inventory to meet customer demand.

Regulatory Environment

The medical devices that we manufacture and market are subject to regulation by numerous regulatory bodies, including the FDA and comparable international regulatory agencies. These agencies require manufacturers of medical devices to comply with applicable laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation program be conducted before a device receives approval for commercial distribution.

In the U.S., permission to distribute a new device generally can be met in one of three ways. The first process requires that a pre-market notification (510(k) Submission) be made to the FDA to demonstrate that the device is as safe and effective as, or substantially equivalent to, a legally marketed device that is not subject to pre-market approval (PMA), i.e., the "predicate" device. An appropriate predicate device for a pre-market notification is one that (i) was legally marketed prior to May 28, 1976, (ii) was approved under a PMA but then subsequently reclassified from class III to class II or I, or (iii) has been found to be substantially equivalent and cleared for commercial distribution under a 510(k) Submission. Applicants must submit descriptive data and, when necessary, performance data to establish that the device is substantially equivalent to a predicate device. In some instances, data from human clinical trials must also be submitted in support of a 510(k) Submission. If so, these data must be collected in a manner that conforms to the applicable Investigational Device Exemption (IDE) regulations. The FDA must issue an order finding substantial equivalence before commercial distribution can occur. Changes to existing devices covered by a 510(k) Submission that do not raise new questions of safety or effectiveness can generally be made without additional 510(k) Submissions. More significant changes, such as new designs or materials, may require a separate 510(k) with data to support that the modified device remains substantially equivalent.

The second process requires the submission of an application for PMA to the FDA to demonstrate that the device is safe and effective for its intended use as manufactured. This approval process applies to certain class III devices. In this case, two steps of FDA approval are generally required before marketing in the U.S. can begin. First, we must comply with the applicable IDE regulations in connection with any human clinical investigation of the device in the U.S. Second, the FDA must review our PMA application, which contains, among other things, clinical information acquired under the IDE. The FDA will approve the PMA application if it finds that there is a reasonable assurance that the device is safe and effective for its intended purpose.

The third process requires that an application for a Humanitarian Device Exemption (HDE) be made to the FDA for the use of a Humanitarian Use Device (HUD). A HUD is intended to benefit patients by treating or diagnosing a disease or condition that affects, or is manifested in, fewer than 4,000 individuals in the U.S. per year. The application submitted to the FDA for an HDE is similar in both form and content to a PMA application, but is exempt from the effectiveness requirements of a PMA. This approval process demonstrates there is no comparable device available to treat or diagnose the condition, the device will not expose patients to unreasonable or significant risk, and the benefits to health from use outweigh the risks. The HUD provision of the regulation provides an incentive for the development of devices for use in the treatment or diagnosis of diseases affecting small patient populations.

The FDA can ban certain medical devices; detain or seize adulterated or misbranded medical devices; order repair, replacement or refund of these devices; and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. International sales of medical devices manufactured in the U.S. that are not approved by the FDA for use in the U.S., or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Exported devices are subject to the regulatory requirements of each country to which the device is exported. Some countries do not have medical device regulations, but in most foreign countries, medical devices are regulated. Frequently, regulatory approval may first be obtained in a foreign country prior to application in the U.S. to take advantage of differing regulatory requirements. Most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years. The recertification process requires that we evaluate any device changes and any new regulations or standards relevant to the device and conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling our products in those countries.

In the European Union, we are required to comply with the Medical Devices Directive and obtain CE Mark certification in order to market medical devices. The CE Mark certification, granted following approval from an independent notified body, is an international symbol of adherence to quality assurance standards and compliance with applicable European Medical Devices Directives. We are also required to comply with other foreign regulations such as the requirement that we obtain Ministry of Health, Labor and Welfare approval before we can launch new products in Japan. The time required to obtain these foreign approvals to market our products may vary from U.S. approvals, and requirements for these approvals may differ from those required by the FDA.

We are also subject to various environmental laws, directives and regulations both in the U.S. and abroad. Our operations, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We believe that compliance with environmental laws will not have a material impact on our capital expenditures, earnings or competitive position. Given the scope and nature of these laws, however, there can be no assurance that environmental laws will not have a material impact on our results of operations. We assess potential environmental contingent liabilities on a quarterly basis. At present, we are not aware of any such liabilities that would have a material impact on our business. We are also certified with respect to the enhanced environmental FTSE4Good criteria and are a constituent member of the London Stock Exchange's FTSE4Good Index, which recognizes companies that meet certain corporate responsibility standards. In 2008, we were recognized for environmental stewardship, winning a Leadership in Energy and Environmental Design (LEED) award for the renovation of our research and development facility in Marlborough, Massachusetts.

We are members of the U.S. Climate Action Partnership (USCAP). USCAP is a diverse group of 27 major businesses and six environmental non-governmental organizations with a commitment to work with Congress and the President to rapidly enact legislation that would significantly slow, stop and reverse the growth of greenhouse gas emissions.

Government Affairs

We maintain a global Government Affairs presence in Washington D.C. to actively monitor and influence a myriad of legislative and administrative policies impacting us, both on a domestic and an international basis. The Government Affairs office works closely with members of Congress, key Congressional committee staff and White House and Administration staff, which facilitates our active engagement on issues affecting our business. Our proactive approach and depth of political and policy expertise are aimed at having our positions heard by federal, state and global decision-makers, while also advancing our business objectives by educating policymakers on our positions, key priorities and the value of our technologies.

The Government Affairs office also manages the Company's political action committee and works closely with trade groups on issues affecting our industry and healthcare generally.

Community Outreach

We have developed a program to assist to "close the gap" in addressing disparities in cardiovascular care for women, black Americans, and Hispanic/Latino Americans. In 2006, a team of physicians and health care professionals from across the United States came together to look at ways to address these disparities by creating a "Proof of Principle" pilot in ten test market cities. The committee facilitated the development of educational tools and community events, to help healthcare professionals improve outcomes for specific underserved patient populations.

We believe that healthcare professionals can provide enhanced service, and ensure better communications with patients when they are skilled in engaging women and other minority patients. This is especially important as these underserved patient populations continue to grow.

Third-Party Coverage and Reimbursement

Our products are purchased principally by hospitals, physicians and other healthcare providers around the world that typically bill various third-party payors, including governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs, for the healthcare services provided to their patients. Third-party payors may provide or deny coverage for certain technologies and associated procedures based on independently determined assessment criteria. Reimbursement by third-party payors for these services is based on a wide range of methodologies that may reflect the services' assessed resource costs, clinical outcomes and economic value. These reimbursement methodologies confer different, and sometimes conflicting, levels of financial risk and incentives to healthcare providers and patients, and these methodologies are subject to frequent refinements. Third-party payors are also increasingly adjusting reimbursement rates and challenging the prices charged for medical products and services. There can be no assurance that our products will be covered automatically by third-party payors, that reimbursement will be available or, if available, that the third-party payors' coverage policies will not adversely affect our ability to sell our products profitably.

Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in many countries in which we do business including the U.S. under the new administration. Implementation of cost containment initiatives and healthcare reforms in significant markets such as the U.S., Japan, Europe and other international markets may limit the price of, or the level at which reimbursement is provided for, our products and may influence a physician's selection of products used to treat patients. Spending on health care in some countries, including the U.S., may also be affected by the global economic slowdown.

Proprietary Rights and Patent Litigation

We rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements to protect our intellectual property. We generally file patent applications in the U.S. and foreign countries where patent protection for our technology is appropriate and available. At December 31, 2008, we held approximately 6,500 U.S. patents, many of which have foreign counterparts, and had more than 10,000 patent applications pending worldwide that cover various aspects of our technology. In addition, we hold exclusive and non-exclusive licenses to a variety of third-party technologies covered by patents and patent applications. There can be no assurance that pending patent applications will result in the issuance of patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors, or that these patents will be found to be valid or sufficiently broad to protect our technology or to provide us with a competitive advantage.

We rely on non-disclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets and proprietary knowledge.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, particularly in the areas in which we compete. We have defended, and will continue to defend, ourself against claims and legal actions alleging infringement of the patent rights of others. Adverse determinations in any patent litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties, and, if licenses are not available, prevent us from manufacturing, selling or using certain of our products, which could have a material adverse effect on our business. Additionally, we may find it necessary to initiate litigation to enforce our patent rights, to protect our trade secrets or know-how and to determine the scope and validity of the proprietary rights of others. Patent litigation can be costly and time-consuming, and there can be no assurance that our litigation expenses will not be significant in the future or that the outcome of litigation will be favorable to us. Accordingly, we may seek to settle some or all of our pending litigation. Settlement may include cross licensing of the patents that are the subject of the litigation as well as our other intellectual property and may involve monetary payments to or from third parties.

See *Item 3. Legal Proceedings* and *Note L—Commitments and Contingencies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for a further discussion of patent and other litigation and proceedings in which we are involved. In management's opinion, we are not currently involved in any legal proceeding other than those specifically identified in *Note L,* which, individually or in the aggregate, could have a material effect on our financial condition, results of operations and liquidity.

Risk Management

The testing, marketing and sale of human healthcare products entails an inherent risk of product liability claims. In the normal course of business, product liability and securities claims are asserted against us. Product liability and securities claims may be asserted against us in the future related to events unknown at the present time. We are substantially self-insured with respect to product liability claims. We maintain insurance policies providing limited coverage against securities claims. The absence of significant third-party insurance coverage increases our potential exposure to unanticipated claims or adverse decisions. Product liability claims, product recalls, securities litigation and other litigation in the future, regardless of outcome, could have a material adverse effect on our business. We believe that our risk management practices, including limited insurance coverage, are reasonably adequate to protect against anticipated product liability and securities litigation losses. However, unanticipated catastrophic losses could have a material adverse impact on our financial position, results of operations and liquidity.

Employees

As of December 31, 2008, we had approximately 24,800 employees, including approximately 12,700 in operations; 1,800 in administration; 4,200 in clinical, regulatory and research and development; 5,500 in selling and marketing; and 600 in distribution. Of these employees, we employed approximately 8,900 outside the U.S., approximately 5,600 of whom are in the manufacturing operations function. We believe that the continued success of our business will depend, in part, on our ability to attract and retain qualified personnel. In October 2007, we committed to an expense and head count reduction plan, which resulted in the elimination of approximately 2,300 positions worldwide. We also eliminated 2,000 positions in connection with divestiture of our non-strategic businesses, which were completed in early 2008. We added 500 positions during 2008, primarily in direct sales-related positions. In early 2009, we announced our Plant Network Optimization plan, aimed at simplifying our plant network, reducing our manufacturing costs and improving gross margins, which we estimate will result in the reduction of approximately 300 positions by the end of 2011.

Seasonality

Our worldwide sales do not reflect any significant degree of seasonality; however, customer purchases have been lighter in the third quarter of prior years than in other quarters. This reflects, among other factors, lower demand during summer months, particularly in European countries.

Available Information

Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website (www.bostonscientific.com) as soon as reasonably practicable after we electronically file the material with or furnish it to the SEC. Our Corporate Governance Guidelines and Code of Conduct, which applies to all of our directors, officers and employees, including our Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Corporate Controller, are also available on our website, along with any amendments to those documents. Any amendments to or waivers for executive officers or directors of our Code of Conduct will be disclosed on our website promptly after the date of any such amendment or waiver. Printed copies of these posted materials are also available free of charge to shareholders who request them in writing from Investor Relations, One Boston Scientific Place, Natick, MA 01760-1537. Information on our website or connected to our website is not incorporated by reference into this Annual Report.

Safe Harbor for Forward-Looking Statements

Certain statements that we may make from time to time, including statements contained in this report and information incorporated by reference into this report, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like "anticipate," "expect," "project," "believe," "plan," "estimate," "intend" and similar words and include, among other things, statements regarding our financial performance; our growth strategy; the effectiveness of our restructuring, expense, head count reduction and plant network optimization initiatives; timing of regulatory approvals and plant certifications; our regulatory and quality compliance; expected research and development efforts; product development and iterations; new product launches and launches of our existing products in new geographies; our market position in the marketplace for our products and our sales and marketing strategy; the effect of new accounting pronouncements; the outcome of matters before taxing authorities; intellectual property and litigation matters; our ability to finance our capital needs and expenditures; the ability of our suppliers and third-party sterilizers to meet our requirements; our ability to meet the financial covenants required by our term loan and revolving credit facility, or to renegotiate the terms of or obtain waivers for compliance with those covenants; and our strategy regarding acquisitions, divestitures and strategic investments, as well as integration execution. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at this time and are not intended to be guarantees of future events or performance. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements.

Except as required by law, we do not intend to update any forward-looking statements below even if new information becomes available or other events occur in the future. We have identified these forward-looking statements below, which are based on certain risks and uncertainties, including the risk factors described in Item 1A under the heading "Risk Factors." Factors that could cause actual results to differ materially from those expressed in forward-looking statements are contained below and in the risk factors described in Item 1A under the heading "Risk Factors."

CRM

- Our estimates for the worldwide CRM market, the increase in the size of the CRM market above existing levels and our ability to increase CRM net sales;
- The overall performance of, and referring physician, implanting physician and patient confidence in, our and our competitors' CRM products and technologies, including our COGNIS® CRT-D and TELIGEN® ICD systems and our LATITUDE® Patient Management System;
- The results of CRM clinical trials undertaken by us, our competitors or other third parties;
- Our ability to successfully launch next-generation products and technology features, including the INGENIO™ pacemaker system;
- Our ability to grow sales of both new and replacement implant units;
- Our ability to retain key members of our CRM sales force and other key personnel;
- Competitive offerings in the CRM market and the timing of receipt of regulatory approvals to market existing and anticipated CRM products and technologies;
- Our ability to successfully and timely implement a direct sales model for our CRM products in Japan; and
- Our ability to avoid disruption in the supply of certain components or materials or to quickly secure additional or replacement components or materials on a timely basis.

Coronary Stents

- Volatility in the coronary stent market, our estimates for the worldwide coronary stent market, the recovery of the coronary stent market and our ability to increase coronary stent net sales, competitive offerings and the timing of receipt of regulatory approvals to market existing and anticipated drug-eluting stent technology and other stent platforms;
- Our ability to successfully launch next-generation products and technology features;
- Our ability to maintain or expand our worldwide market positions through reinvestment in our two drug-eluting stent programs;
- Our ability to manage the mix of our PROMUS® stent system net sales relative to our total drug-eluting stent net sales and to launch on-schedule a next-generation everolimus-eluting stent system with gross profit margins more comparable to our TAXUS® stent system;
- Our share of the worldwide drug-eluting stent market, the distribution of share within the coronary stent market in the U.S. and around the world, the average number of stents used per procedure and average selling prices, and the penetration rate of drug-eluting stent technology in the U.S. and international markets;
- The overall performance of, and continued physician confidence in, our and other drug-eluting stent systems, our ability to adequately address concerns regarding the perceived risk of late stent thrombosis, and the results of drug-eluting stent clinical trials undertaken by us, our competitors or other third parties;
- Abbott's ability to obtain approval for its XIENCE V™ everolimus-eluting coronary stent system in Japan and Abbott's payment to us of the associated milestone obligation;
- Our reliance on Abbott's manufacturing capabilities and supply chain, and our ability to align our PROMUS® stent system supply from Abbott with customer demand through our forecasting and ordering processes;
- Enhanced requirements to obtain regulatory approval in the U.S. and around the world and the associated impact on new product launch schedules and the cost of product approval and compliance;
- Our ability to manage inventory levels, accounts receivable, gross margins and operating expenses and to react effectively to worldwide economic and political conditions; and
- Our ability to retain key members of our cardiology sales force and other key personnel.

Litigation and Regulatory Compliance

- Any conditions imposed in resolving, or any inability to resolve, our corporate warning letter or other FDA matters, as well as risks generally associated with our regulatory compliance and quality systems in the U.S. and around the world;
- Our ability to minimize or avoid future FDA warning letters or field actions relating to our products and the on-going inherent risk of potential physician advisories or field actions related to medical devices;
- The effect of our litigation; risk management practices, including self-insurance; and compliance activities on our loss contingencies, legal provision and cash flows;
- The impact of our stockholder derivative and class action, patent, product liability, contract and other litigation, governmental investigations and legal proceedings;
- Costs associated with our on-going compliance and quality activities and sustaining organizations;
- The impact of increased pressure on the availability and rate of third-party reimbursement for our products and procedures worldwide; and
- Legislative or regulatory efforts to modify the product approval or reimbursement process, including a trend toward demonstrating clinical outcomes, comparative effectiveness and cost efficiency.

Innovation

- Our ability to complete planned clinical trials successfully, to obtain regulatory approvals and to develop and launch products on a timely basis within cost estimates, including the successful completion of in-process projects from purchased research and development;
- Our ability to manage research and development and other operating expenses consistent with our expected net sales growth;
- Our ability to develop next-generation products and technologies within our drug-eluting stent and CRM businesses, as well as our ability to develop products and technologies successfully in our other businesses;
- Our ability to fund and achieve benefits from our focus on internal research and development and external alliances as well as our ability to capitalize on opportunities across our businesses;
- Our failure to succeed at, or our decision to discontinue, any of our growth initiatives;
- Our ability to integrate the strategic acquisitions we have consummated;
- Our ability to fund with cash or common stock any acquisitions or alliances, or to fund contingent payments associated with these alliances;
- Our ability to prioritize our internal research and development project portfolio and our external investment portfolio to keep expenses in line with expected revenue levels, or our decision to sell, discontinue, write down or reduce the funding of any of these projects;
- The timing, size and nature of strategic initiatives, market opportunities and research and development platforms available to us and the ultimate cost and success of these initiatives; and
- Our ability to successfully identify, develop and market new products or the ability of others to develop products or technologies that render our products or technologies noncompetitive or obsolete.

International Markets

- Dependency on international net sales to achieve growth;
- Risks associated with international operations, including compliance with local legal and regulatory requirements as well as changes in reimbursement practices and policies; and
- The potential effect of foreign currency fluctuations and interest rate fluctuations on our net sales, expenses and resulting margins.

Capital Management

- Our ability to implement, fund, and achieve sustainable cost improvement measures, including our plant network optimization plan, intended to improve overall gross profit margins, and sustaining our other expense and head count reduction initiatives and restructuring program;
- Our ability to generate sufficient cash flow to fund operations, capital expenditures, and strategic investments, as well as to effectively manage our debt levels and covenant compliance and to minimize the impact of interest rate fluctuations on our earnings and cash flows;

- Our ability to access the public and private capital markets when desired and to issue debt or equity securities on terms reasonably acceptable to us;
- Our ability to recover substantially all of our deferred tax assets; and
- The impact of examinations and assessments by domestic and international taxing authorities on our tax provision, financial condition or results of operations.

Other

- Risks associated with significant changes made or to be made to our organizational structure, or to the membership of our executive committee or Board of Directors;
- Risks associated with our acquisition of Guidant, including, among other things, the indebtedness we have incurred and the integration challenges we will continue to face;
- Our ability to retain our key employees and avoid business disruption and employee distraction as we execute our expense and head count reduction and plant network optimization initiatives; and
- Our ability to maintain management focus on core business activities while also concentrating on resolving the corporate warning letter and implementing strategic initiatives, including expense and head count reductions and our restructuring program and our plant network optimization plan, in order to streamline our operations, reduce our debt obligations and improve our gross margins.

Several important factors, in addition to the specific factors discussed in connection with each forward-looking statement individually and the risk factors described in Item 1A under the heading "Risk Factors," could affect our future results and growth rates and could cause those results and rates to differ materially from those expressed in the forward-looking statements and the risk factors contained in this report. These additional factors include, among other things, future economic, competitive, reimbursement and regulatory conditions; new product introductions; demographic trends; intellectual property; financial market conditions; and future business decisions made by us and our competitors, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Therefore, we wish to caution each reader of this report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement and risk factor in this report and as disclosed in our filings with the SEC. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this report.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report and the exhibits hereto, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements set forth at the end of Item 1 of this Annual Report. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition or results of operations.

We derive a significant portion of our net sales from the sale of drug-eluting coronary stent systems and cardiac rhythm management (CRM) products in the United States. A decline in market size, a failure of market growth rates to return to historic levels, increased competition, supply interruption or product launch delays may materially adversely affect our results of operations, our financial position, including our goodwill balances, or financial condition.

Net sales from drug-eluting coronary stent systems represented approximately 20 percent of our consolidated net sales during the year ended December 31, 2008. Our U.S. TAXUS® sales declined in 2008 relative to prior years, due largely to recent competitive launches. In addition, the U.S. market size for drug-eluting stents has declined due to uncertainty regarding the perceived risk of late stent thrombosis following the use of drug-eluting stents. Late stent thrombosis is the formation of a clot, or thrombus, within the stented area one year or more after implantation of the stent. There can be no assurance that these concerns will be alleviated in the near term or that the size of the U.S. drug-eluting stent market will return to previous levels. In 2007, our TAXUS® stent system and Johnson & Johnson's CYPHER® stent system were the only two drug-eluting stents available in the U.S. market. In 2008, Medtronic launched its Endeavor® drug-eluting stent system and Abbott launched its XIENCE V™ everolimus-eluting stent system in the U.S.

The manufacture of our TAXUS® coronary stent system involves the integration of multiple technologies, critical components, raw materials and complex processes. Significant favorable or unfavorable changes in forecasted demand, as well as disruptions associated with our TAXUS® stent manufacturing process, may impact our inventory levels. Variability in expected demand or the timing of the launch of next-generation products may result in excess or expired inventory positions and future inventory charges, which may adversely impact our results from operations. We share with Abbott rights to everolimus-eluting stent technology, including its XIENCE V™ everolimus-eluting stent program. As a result of our sharing arrangements, we are reliant on Abbott's regulatory and clinical activities and on their continued supply of both PROMUS® everolimus-eluting stent systems and certain components utilized in our drug-eluting stent research and development programs. Delays in receipt of regulatory approvals for the XIENCE V™ stent system in Japan, receipt of insufficient quantities of the PROMUS® stent system from Abbott, changing acceptance of these stents in the marketplace, or disruption in our supply of components (including everolimus) for research and development could adversely affect our results of operations, as well as our ability to effectively differentiate ourselves from our competitors in the drug-eluting stent market as the leading competitor with two drug-eluting stent programs.

We expect to launch an internally developed and manufactured next-generation everolimus-based stent system, the PROMUS® Element™ platinum chromium coronary stent, in Europe and certain Inter-Continental countries in late 2009 and in the United States and Japan in mid-2012. Our supply of the existing PROMUS® stent system from Abbott extends through the middle of the fourth quarter of 2009 in Europe, and is currently being reviewed by the European Commission for possible extension, and through the end of the second quarter of 2012 in the U.S. and Japan. If we are unable to obtain regulatory approval and timely launch our PROMUS® Element stent system, the absence of an everolimus-eluting stent in our product pipeline may materially adversely affect our results of operations, our financial position, or financial condition.

Worldwide CRM market growth rates over the past three years, including the U.S. ICD market, have been below those experienced in prior years, resulting primarily from previous industry field actions and from a lack of new indications for use. The U.S. ICD market represents approximately 40 percent of the worldwide CRM market. There can be no assurance that the size of the CRM market will increase above existing levels or that we will be able to increase CRM market share or increase net sales in a timely manner, if at all. Net sales from our CRM products represented approximately 28 percent of our consolidated net sales during the year ended December 31, 2008 and there can be no assurance of continued acceptance of our new products. Therefore, decreases in net sales from our CRM products could have a significant impact on our results of operations. In addition, our inability to increase our CRM net sales, particularly in the U.S., could result in additional goodwill and intangible asset impairment charges.

The profit margin of a PROMUS® stent system is significantly lower than that of our TAXUS® system and an increase of PROMUS® sales relative to TAXUS® sales may adversely impact our gross profit and operating profit margins. The price we pay Abbott for our supply of PROMUS® stent systems is further impacted by our contractual arrangement with Abbott and is subject to retroactive adjustment, which may also negatively impact our profit margins. In addition, we are reliant on Abbott for supply of PROMUS® and any disruption to that supply could adversely effect our operating results.

Under the terms of our supply arrangement with Abbott, the gross profit and operating profit margin of a PROMUS® stent system is significantly lower than that of our TAXUS® stent system. Therefore, if sales of our PROMUS® stent system continue to increase in relation to our total drug-eluting stent system sales, our profit margins will continue to decrease. Further, the price we pay Abbott for our supply of PROMUS® stent systems is determined by our contracts with them. Our cost is based, in part, on previously fixed estimates of Abbott's manufacturing costs for PROMUS® stent systems and third-party reports of our average selling price of PROMUS® stent systems. Amounts paid pursuant to this pricing arrangement are subject to a retroactive adjustment at pre-determined intervals based on Abbott's actual costs to manufacture these stent systems for us and our average selling price of PROMUS® stent systems. During 2009, we may make a payment to or receive a payment from Abbott based on the differences between their actual manufacturing costs and the contractually stipulated manufacturing costs and differences between our actual average selling price and third-party reports of our average selling price, in each case, with respect to our purchases of PROMUS® stent systems from Abbott during 2008, 2007 and 2006. As a result, during 2009, our profit margins on the PROMUS® stent system may increase or decrease.

In addition, we are reliant on Abbott for our supply of PROMUS® stent systems. Any production or capacity issues that affect Abbott's manufacturing capabilities or our process for forecasting, ordering and receiving shipments may impact our ability to increase or decrease the level of supply to us in a timely manner; therefore, our supply of PROMUS® stent systems may not align with customer demand, which could have an adverse effect on our operating results.

Recent deterioration in the economy and credit markets may adversely affect our future results of operations.

As widely reported, the global credit markets and financial services industry have been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability and an unprecedented level of intervention from the United States federal government. There can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events cannot be predicted, it may have a material adverse effect on us and our ability to borrow money in the credit markets and potentially to draw on our revolving credit facility or otherwise. Similarly, our customers and suppliers may experience financial difficulties or be unable to borrow money to fund their operations which may adversely impact their ability or decision to purchase our products, particularly capital equipment, or to pay for our products they do purchase on a timely basis, if at all.

Our share price will fluctuate, and accordingly, the value of our investment may be unpredictable.

Stock markets in general and our common stock in particular have experienced significant price and volume volatility over the past year. The market price and trading volume of our common stock may continue to be subject to significant fluctuations due not only to general stock market conditions but also to variability in the prevailing sentiment regarding our operations or business prospects, as well as, among other things, potential further sales of our common stock to satisfy the financial commitments of our historical shareholders.

New competitors have entered the drug-eluting stent market, which has impacted our market share and may continue to negatively affect our net sales.

Until 2008, our TAXUS® paclitaxel-eluting coronary stent system was one of only two drug-eluting stent products available in the U.S. Additional competitors have recently entered the U.S. drug-eluting stent market, including the introduction of the Endeavor® Zotarolimus-Eluting Coronary Stent by Medtronic, Inc. and the launch of Abbott Laboratories' XIENCE V™ drug-eluting stent system, which has put increased pressure on our U.S. drug-eluting stent system sales and may negatively impact our market share and average selling prices. Our share of the U.S. drug-eluting stent market, as well as unit prices, may continue to be impacted as the market has become more competitive.

Our industry is experiencing greater scrutiny and regulation by governmental authorities, which has led to certain costs and business distractions as we respond to inquiries and comply with new regulations, and may lead to greater governmental regulation in the future.

The medical devices we design, develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. These authorities have been increasing their scrutiny of our industry. Recently, we have received inquiries from Congress and other government agencies regarding, among other things, the conduct of clinical trials, conflicts of interests and financial arrangements with health care providers and consultants, and product promotional practices. We are cooperating with the requests, which cooperation involves document production costs, human resources costs and diversion of management and employee focus. In addition, certain states, including Massachusetts, where we are headquartered, have recently passed or are considering legislation restricting our interactions with health care providers and requiring disclosure of many payments to them, compliance with which will require significant human resource and financial costs as well as complex information technology systems. The Federal government has recently introduced similar legislation, which may or may not preempt state laws. Recent Supreme Court case law has clarified that the FDA's authority over medical devices preempts state tort laws, but legislation has been introduced at the Federal level to allow state intervention, which could lead to increased and inconsistent regulation at the state level. We anticipate that the government will continue to scrutinize our industry closely and that we will be subject to more rigorous regulation by governmental authorities in the future.

Because we derive a significant amount of our net sales from our cardiovascular businesses, changes in market or regulatory conditions that impact those businesses or our inability to develop non-cardiovascular products, could have a material adverse effect on our business, financial condition or results of operations.

During 2008, we derived approximately 79 percent of our net sales from our Cardiovascular group, which includes our CRM, Cardiovascular and Neurovascular businesses. As a result, our sales growth and profitability from our cardiovascular businesses may be limited by risks and uncertainties related to market or regulatory conditions that impact those businesses. If the worldwide CRM market and the U.S. ICD market do not return to their historical growth rates or we are unable to regain CRM market share or further increase CRM net sales, it may adversely affect our business, financial condition or results of operations. Net sales from drug-eluting coronary stent systems represented approximately 20 percent of our consolidated net sales for 2008. Although we have seen a recent uptick in overall percutaneous coronary intervention (PCI) volumes, there can be no assurance that percutaneous coronary intervention procedures or the overall drug-eluting stent market will recover to previous levels, which may have a material adverse effect on our business. Similarly, our inability to develop products and technologies successfully in addition to our drug-eluting stent and CRM technologies could further expose us to fluctuations and uncertainties in these markets.

Should we be unable to resolve the remaining outstanding issues related to our FDA warning letters in a timely manner, our business, financial condition and results of operations, and physician perception of our products could be materially adversely affected.

We are currently taking remedial action in response to certain deficiencies of our quality systems as cited by the FDA in its warning letters to us. In January 2006, legacy Boston Scientific received a corporate warning letter from the FDA notifying us of serious regulatory problems at three of our facilities and advising us that our corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. During 2008, the FDA reinspected a number of our facilities and, in October 2008, informed us that our quality system is now in substantial compliance with its Quality System Regulations. The FDA has approved all of our requests for final approval of Class III product submissions previously on hold due to the corporate warning letter, and has approved all of our currently eligible requests for Certificates to Foreign Governments (CFGs). The corporate warning letter remains in place pending final remediation of certain Medical Device Report (MDR) filing issues. This remediation has resulted and may continue to result in medical device and vigilance reporting, which could adversely impact physician perception of our products.

We may face enforcement actions in connection with these FDA warning letters, including injunctive relief, consent decrees or civil fines. While we are working with the FDA to resolve the remaining outstanding issues, this work has required and will continue to require the dedication of significant incremental internal and external resources and has resulted in adjustments to the product launch schedules of certain products and the decision to discontinue certain other product lines over time. There can be no assurances regarding the length of time or cost it will take us to resolve these issues to the satisfaction of the FDA. In addition, if our remedial actions are not satisfactory to the FDA, we may have to devote additional financial and human resources to our efforts and the FDA may take further regulatory actions against us including, but not limited to, seizing our product inventory, obtaining a court injunction against further marketing of our products, assessing civil monetary penalties or imposing a consent decree on us, which could result in further regulatory constraints, including the governance of our quality system by a third party. If we, or our manufacturers, fail to adhere to quality system regulations or ISO requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances, recalls or other consequences, which could, in turn, have a material adverse effect on our financial condition or results of operations.

We are subject to extensive medical device regulation, which may impede or hinder the approval or sale of our products and, in some cases, may ultimately result in an inability to obtain approval of certain products or may result in the recall or seizure of previously approved products.

Our products, development activities and manufacturing processes are subject to extensive and rigorous regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (FDC Act), by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. Under the FDC Act, medical devices must receive FDA clearance or approval before they can be commercially marketed in the U.S. In addition, most major markets for medical devices outside the U.S. require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining marketing approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could:

- take a significant period of time;
- require the expenditure of substantial resources;
- involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance;
- require changes to products; and
- result in limitations on the indicated uses of products.

Countries around the world have adopted more stringent regulatory requirements that have added or are expected to add to the delays and uncertainties associated with new product releases, as well as the clinical and regulatory costs of supporting those releases. Even after products have received marketing approval or clearance, product approvals and clearances by the FDA can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial approval. There can be no assurance that we will receive the required clearances for new products or modifications to existing products on a timely basis or that any approval will not be subsequently withdrawn or conditioned upon extensive post-market study requirements.

In addition, regulations regarding the development, manufacture and sale of medical devices are subject to future change. We cannot predict what impact, if any, those changes might have on our business. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Later discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and/or criminal prosecution. The failure to receive product approval clearance on a timely basis, suspensions of regulatory clearances, seizures or recalls of products or the withdrawal of product approval by the FDA could have a material adverse effect on our business, financial condition or results of operations.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes, which could have an adverse effect on our business, financial condition and results of operations.

As a medical device manufacturer, we are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with its Quality System Regulation (QSR) requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, the Federal Medical Device Reporting regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. In the European Community, we are required to maintain certain ISO certifications in order to sell our products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications.

We may not effectively be able to protect our intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations.

The medical device market in which we primarily participate is in large part technology driven. Physician customers, particularly in interventional cardiology, have historically moved quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that our current and former stent systems or other products infringe patents owned or licensed by them. We have similarly asserted that stent systems or other products sold by our competitors infringe patents owned or licensed by us. Adverse outcomes in one or more of these proceedings against us could limit our ability to sell certain stent products in certain jurisdictions, or reduce our operating margin on the sale of these products. In addition, damage awards related to historical sales could be material.

Patents and other proprietary rights are and will continue to be essential to our business, and our ability to compete effectively with other companies will be dependent upon the proprietary nature of our technologies. We rely upon trade secrets, know-how, continuing technological innovations, strategic alliances and licensing opportunities to develop, maintain and strengthen our competitive position. We pursue a policy of generally obtaining patent protection in both the U.S. and abroad for patentable subject matter in our proprietary devices and attempt to review third-party patents and patent applications to the extent publicly available in order to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. We currently own numerous U.S. and foreign patents and have numerous patent applications pending. We also are party to various license agreements pursuant to which patent rights have been obtained or granted in consideration for cash, cross-licensing rights or royalty payments. No assurance can be made that any pending or future patent applications will result in the issuance of patents, that any current or future patents issued to, or licensed by, us will not be challenged or circumvented by our competitors, or that our patents will not be found invalid.

In addition, we may have to take legal action in the future to protect our patents, trade secrets or know-how or to assert them against claimed infringement by others. Any legal action of that type could be costly and time consuming and no assurances can be made that any lawsuit will be successful. We are generally involved as both a plaintiff and a defendant in a number of patent infringement and other intellectual property-related actions. We are involved in numerous patent-related claims with our competitors, including Johnson & Johnson.

The invalidation of key patents or proprietary rights that we own, or an unsuccessful outcome in lawsuits to protect our intellectual property, could have a material adverse effect on our business, financial position or results of operations.

Pending and future intellectual property litigation could be costly and disruptive to us.

We operate in an industry that is susceptible to significant intellectual property litigation and, in recent years, it has been common for companies in the medical device field to aggressively challenge the patent rights of other companies in order to prevent the marketing of new devices. We are currently the subject of various patent litigation proceedings and other proceedings described in more detail under *Item 3. Legal Proceedings.* Intellectual property litigation is expensive, complex and lengthy and its outcome is difficult to predict. Pending or future patent litigation may result in significant royalty or other payments or injunctions that can prevent the sale of products and may significantly divert the attention of our technical and management personnel. In the event that our right to market any of our products is successfully challenged, we may be required to obtain a license on terms which may not be favorable to us, if at all. If we fail to obtain a required license or are unable to design around a patent, our business, financial condition or results of operations could be materially adversely affected.

Pending and future product liability claims and other litigation, including private securities litigation, shareholder derivative suits and contract litigation, may adversely affect our business, reputation and ability to attract and retain customers.

The design, manufacture and marketing of medical devices of the types that we produce entail an inherent risk of product liability claims. Many of the medical devices that we manufacture and sell are designed to be implanted in the human body for long periods of time or indefinitely. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products that we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. These factors could result in product liability claims, a recall of one or more of our products or a safety alert relating to one or more of our products. Product liability claims may be brought by individuals or by groups seeking to represent a class.

We are currently the subject of numerous product liability claims and other litigation, including private securities litigation and shareholder derivative suits including, but not limited to, the claims and litigation described under *Item 3. Legal Proceedings.* Our efforts to settle product liability cases, including Guidant litigation, may not be successful.

The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential losses relating to these lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant. Further, we are substantially self-insured with respect to product liability claims. We maintain insurance policies providing limited coverage against securities claims. The absence of significant third-party insurance coverage increases our potential exposure to unanticipated claims and adverse decisions. Product liability claims, product recalls, securities litigation and other litigation in the future, regardless of the outcome, could have a material adverse effect on our financial position, results of operations or liquidity.

We may not be successful in our strategic acquisitions of, investments in or alliances with, other companies and businesses, which have been a significant source of historical growth for us.

Our strategic acquisitions, investments and alliances are intended to further expand our ability to offer customers effective, high quality medical devices that satisfy their interventional needs. If we are unsuccessful in our acquisitions, investments and alliances, we may be unable to continue to grow our business significantly or may record asset impairment charges in the future. These acquisitions, investments and alliances have been significant sources of growth for us. The success of any acquisition, investment or alliance that we may undertake will depend on a number of factors, including:

- our ability to identify suitable opportunities for acquisition, investment or alliance, if at all;
- our ability to finance any future acquisition, investment or alliance on terms acceptable to us, if at all;
- whether we are able to establish an acquisition, investment or alliance on terms that are satisfactory to us, if at all;
- the strength of the other companies' underlying technology and ability to execute;
- regulatory approvals and reimbursement levels of the acquired products and related procedures;
- intellectual property and litigation related to these technologies; and
- our ability to successfully integrate the acquired company or business with our existing business, including the ability to adequately fund acquired in-process research and development projects.

If we are unsuccessful in our acquisitions, investments and alliances, we may be unable to continue to grow our business significantly or may record asset impairment charges in the future.

We may not realize the expected benefits from our plant network optimization initiatives; our long-term expense reduction programs may result in an increase in short-term expense; and our efforts may lead to additional unintended consequences.

In early 2009, we announced our Plant Network Optimization plan, aimed at simplifying our plant network, reducing our manufacturing costs and improving gross margins. Activities under the plan could yield unintended consequences, such as distraction of our management and employees, business disruption, attrition beyond our planned reduction in workforce and reduced employee productivity. We may be unable to attract or retain key personnel. Attrition in connection with our plant network optimization efforts or a material decrease in employee morale or productivity could negatively affect our business, financial condition and results of operations. In addition, head count reductions may subject us to the risk of litigation, which could result in substantial cost. Moreover, our plant network optimization program will result in charges and expenses that will impact our operating results. We cannot guarantee that these measures, or other expense reduction measures we take in the future, will result in the expected cost savings.

We incurred substantial indebtedness in connection with our acquisition of Guidant and if we are unable to manage our debt levels, it could have an adverse effect on our financial condition or results of operations.

We had total debt of $6.745 billion at December 31, 2008, attributable in large part to our acquisition of Guidant. We expect to use a significant portion of our operating cash flows to reduce our outstanding debt obligations over the next several years. We are examining all of our operations in order to identify cost improvement measures that will better align operating expenses with expected revenue levels and cash flows, and have sold certain non-strategic assets and have implemented other strategic initiatives to generate proceeds that would be available for debt repayment. There can be no assurance that these initiatives will be effective in reducing expenses sufficiently to enable us to repay our indebtedness. Our term loan and revolving credit facility agreement contains financial covenants that require us to maintain specified financial ratios. If we are unable to satisfy these covenants, we may be required to obtain waivers from our lenders and no assurance can be made that our lenders would grant such waivers on favorable terms or at all, particularly in light of the current tightening in the credit markets.

Our credit ratings are currently below investment grade, which could have an adverse impact on our ability to borrow funds or issue debt securities in the public capital markets.

Our current credit ratings from Standard & Poor's Rating Services (S&P) and Fitch Ratings are BB+, and our credit rating from Moody's Investor Service is Ba1. All of these are below investment grade ratings and the ratings outlook by S&P and Moody's is currently negative. Our inability to regain investment grade credit ratings could impact our ability to obtain financing on terms reasonably acceptable to us, and increase the cost of borrowing funds in the future.

Our future growth is dependent upon the development of new products, which requires significant research and development, clinical trials and regulatory approvals, all of which are very expensive and time-consuming and may not result in a commercially viable product.

In order to develop new products and improve current product offerings, we focus our research and development programs largely on the development of next-generation and novel technology offerings across multiple programs and divisions, particularly in our drug-eluting stent and CRM programs. We expect to launch our next-generation everolimus-based stent system, the PROMUS® Element™ platinum chromium coronary stent, in Europe in late 2009 and in the United States in mid-2012, subject to regulatory approval. In addition, we expect to continue to invest in our CRM technologies, including our LATITUDE® Patient Management System and our next-generation products and technologies. If we are unable to develop and launch these and other products as anticipated, our ability to maintain or expand our market position in the drug-eluting stent and CRM markets may be materially adversely impacted.

Further, we expect to invest selectively in areas outside of drug-eluting stent and CRM technologies. There can be no assurance that these or other technologies will achieve technological feasibility, obtain regulatory approval or gain market acceptance. A delay in the development or approval of these technologies or our decision to reduce funding of these projects may adversely impact the contribution of these technologies to our future growth.

As a part of the regulatory process of obtaining marketing clearance for new products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, by our competitors or by third parties, or the market's perception of this clinical data, may adversely impact our ability to obtain product approvals, our position in, and share of, the markets in which we participate and our business, financial condition, results of operations or future prospects.

We face intense competition and may not be able to keep pace with the rapid technological changes in the medical devices industry, which could have an adverse effect on our business, financial condition or results of operations.

The medical device market is highly competitive. We encounter significant competition across our product lines and in each market in which our products are sold from various medical device companies, some of which may have greater financial and marketing resources than we do. Our primary competitors have historically included Johnson & Johnson (including its subsidiary, Cordis Corporation) and Medtronic, Inc. (including its subsidiary, Medtronic AVE, Inc.). Through our acquisition of Guidant, Abbott has become a primary competitor of ours in the interventional cardiology market and we now compete with St. Jude Medical, Inc. in the CRM and neuromodulation markets. In addition, we face competition from a wide range of companies that sell a single or a limited number of competitive products or which participate in only a specific market segment, as well as from non-medical device companies, including pharmaceutical companies, which may offer alternative therapies for disease states intended to be treated using our products.

Additionally, the medical device market is characterized by extensive research and development, and rapid technological change. Developments by other companies of new or improved products, processes or technologies, in particular in the drug-eluting stent and CRM markets, may make our products or proposed products obsolete or less competitive and may negatively impact our net sales. We are required to devote continued efforts and financial resources to develop or acquire scientifically advanced technologies and products, apply our technologies cost-effectively across product lines and markets, attract and retain skilled development personnel, obtain patent and other protection for our technologies and products, obtain required regulatory and reimbursement approvals and successfully manufacture and market our products consistent with our quality standards. If we fail to develop new products or enhance existing products, it could have a material adverse effect on our business, financial condition or results of operations.

Because we derive a significant amount of our net sales from international operations and a significant percentage of our future growth is expected to come from international operations, changes in international economic or regulatory conditions could have a material impact on our business, financial condition or results of operations.

Sales outside the U.S. accounted for approximately 43 percent of our net sales in 2008. Additionally, a significant percentage of our future growth is expected to come from international operations. As a result, our sales growth and profitability from our international operations may be limited by risks and uncertainties related to economic conditions in these regions, foreign currency fluctuations, interest rate fluctuations, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and our ability to implement our overall business strategy. Further, international markets are also being affected by economic pressure to contain reimbursement levels and healthcare costs; and international markets may also be impacted by foreign government efforts to understand healthcare practices and pricing in other countries, which could result in increased pricing transparency across geographies and pressure to harmonize reimbursement and ultimately reduce the selling prices of our products. The trend in countries around the world, including Japan, toward more stringent regulatory requirements for product clearance, changing reimbursement models and more rigorous inspection and enforcement activities has generally caused or may cause medical device manufacturers to experience more uncertainty, delay, risk and expense. In addition, most international jurisdictions have adopted regulatory approval and periodic renewal requirements for medical devices, and we must comply with these requirements in order to market our products in these jurisdictions. Any significant changes in the competitive, political, legal, regulatory, reimbursement or economic environment where we conduct international operations may have a material impact on our business, financial condition or results of operations.

Healthcare cost containment pressures and legislative or administrative reforms resulting in restrictive reimbursement practices of third-party payors or preferences for alternate therapies could decrease the demand for our products, the prices which customers are willing to pay for those products and the number of procedures performed using our devices, which could have an adverse effect on our business, financial condition or results of operations.

Our products are purchased principally by hospitals, physicians and other healthcare providers around the world that typically bill various third-party payors, including governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs, for the healthcare services provided to their patients. The ability of customers to obtain appropriate reimbursement for their products and services from private and governmental third-party payors is critical to the success of medical technology companies. The availability of reimbursement affects which products customers purchase and the prices they are willing to pay. Reimbursement varies from country to country and can significantly impact the acceptance of new products and services. After we develop a promising new product, we may find limited demand for the product unless reimbursement approval is obtained from private and governmental third-party payors. Further legislative or administrative reforms to the reimbursement systems in the U.S., Japan, or other international countries in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for those procedures could have a material adverse effect on our business, financial condition or results of operations.

Major third-party payors for hospital services in the U.S. and abroad continue to work to contain healthcare costs. The introduction of cost containment incentives, combined with closer scrutiny of healthcare expenditures by both private health insurers and employers, has resulted in increased discounts and contractual adjustments to hospital charges for services performed and has shifted services between inpatient and outpatient settings. Initiatives to limit the increase of healthcare costs, including price regulation, are also underway in several countries in which we do business. Hospitals or physicians may respond to these cost-containment pressures by substituting lower cost products or other therapies for our products. In connection with Guidant's product recalls, certain third-party payors have sought, and others may seek, recourse against us for amounts previously reimbursed.

Consolidation in the healthcare industry could lead to demands for price concessions or the exclusion of some suppliers from certain of our significant market segments, which could have an adverse effect on our business, financial condition or results of operations.

The cost of healthcare has risen significantly over the past decade and numerous initiatives and reforms by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and adversely impact our business, financial condition or results of operations.

We rely on external manufacturers to supply us with materials and components used in our products and external providers to sterilize our products, and any disruption in sources of supply or any ability to sterilize our products could adversely impact our production efforts and could materially adversely affect our business, financial condition or results of operations.

We vertically integrate operations where integration provides significant cost, supply or quality benefits. However, we purchase many of the materials and components used in manufacturing our products, some of which are custom made. Certain supplies are purchased from single-sources due to quality considerations, expertise, costs or constraints resulting from regulatory requirements. We may not be able to establish additional or replacement suppliers for certain components or materials in a timely manner largely due to the complex nature of our and many of our suppliers' manufacturing processes. Production issues, including capacity constraint; quality issues affecting us or our suppliers; an inability to develop and validate alternative sources if required; or a significant increase in the price of materials or components could adversely affect our operations and financial condition.

In addition, our products require sterilization prior to sale and we rely primarily on third party vendors to perform this service. To the extent our third party sterilizers are unable to process our products, whether due to raw material, capacity, regulatory or other constraints, we may be unable to transition to other providers in a timely manner, which could have an adverse impact on our operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

Our world headquarters are located in Natick, Massachusetts, with additional support provided from regional headquarters located in Tokyo, Japan and Paris, France. As of December 31, 2008, our manufacturing, research, distribution and other key facilities totaled approximately 10 million square feet, seven million of which are owned by us, with the balance under lease arrangements. As of December 31, 2008, our principal manufacturing and technology centers were located in Minnesota, California, Florida, Indiana, Utah, Washington, Ireland, Costa Rica and Puerto Rico. Our products are distributed internationally from customer fulfillment centers in Massachusetts, The Netherlands and Japan. As of December 31, 2008, we maintained 17 manufacturing facilities; nine in the U.S.; one in Puerto Rico; five in Ireland; and two in Costa Rica; as well as various distribution and technology centers. Many of these facilities produce and manufacture products for more than one of our divisions and include research facilities.

The following is a summary of our facilities (in square feet):

	Owned	Leased	Total
Domestic	5,486,831	1,542,026	7,028,857
Foreign	1,385,599	1,418,694	2,804,293
	6,872,430	**2,960,720**	**9,833,150**

ITEM 3. LEGAL PROCEEDINGS

See *Note L—Commitments and Contingencies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "BSX." Our annual CEO certification for the previous year has been submitted to the NYSE.

The following table provides the market range for our common stock for each of the last eight quarters based on reported sales prices on the NYSE.

	High	Low
2008		
First Quarter	$13.21	$10.98
Second Quarter	14.11	12.23
Third Quarter	13.89	11.75
Fourth Quarter	11.47	5.48
2007		
First Quarter	$18.59	$14.22
Second Quarter	16.67	14.59
Third Quarter	15.72	12.16
Fourth Quarter	15.03	11.47

We did not pay a cash dividend in 2008, 2007 or 2006. We currently do not intend to pay dividends, and intend to retain all of our earnings to repay indebtedness and invest in the continued growth of our business. We may consider declaring and paying a dividend in the future; however, there can be no assurance that we will do so.

At February 20, 2009, there were 16,934 record holders of our common stock.

The closing price of our common stock on February 20, 2009 was $8.18.

We did not repurchase any of our common stock in 2008, 2007 or 2006. There are approximately 37 million remaining shares authorized for purchase under our share repurchase program. We currently do not anticipate material repurchases in 2009.

Stock Performance Graph

The graph below compares the five-year total return to stockholders on our common stock with the return of the Standard & Poor's 500 Stock Index and the Standard & Poor's Healthcare Equipment Index. The graph assumes $100 was invested in our common stock and in each of the named indices on January 1, 2004, and that all dividends were reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Boston Scientific Corporation, The S&P 500 Index
And The S&P Health Care Equipment Index
Dollar Value
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Date
Boston Scientific Corporation
S&P 500
S&P Health Care Equipment

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SELECTED FINANCIAL DATA

(in millions, except per share data)

Operating Data

Year Ended December 31,	2008	2007	2006	2005	2004
Net sales	$ 8,050	$ 8,357	$ 7,821	$ 6,283	$ 5,624
Gross profit	5,581	6,015	5,614	4,897	4,332
Selling, general and administrative expenses	2,589	2,909	2,675	1,814	1,742
Research and development expenses	1,006	1,091	1,008	680	569
Royalty expense	203	202	231	227	195
Amortization expense	543	620	474	142	112
Goodwill and intangible asset impairment charges	2,790	21	56	10	
Acquisition-related milestone	(250)				
Purchased research and development	43	85	4,119	276	65
Gain on divestitures	(250)				
Loss on assets held for sale		560			
Restructuring charges	78	176			
Litigation-related charges	334	365		780	75
Total operating expenses	7,086	6,029	8,563	3,929	2,758
Operating (loss) income	(1,505)	(14)	(2,949)	968	1,574
(Loss) income before income taxes	(2,031)	(569)	(3,535)	891	1,494
Net (loss) income	(2,036)	(495)	(3,577)	628	1,062
Net (loss) income per common share:					
Basic	$ (1.36)	$ (0.33)	$ (2.81)	$ 0.76	$ 1.27
Assuming dilution	$ (1.36)	$ (0.33)	$ (2.81)	$ 0.75	$ 1.24
Weighted-average shares outstanding—basic	1,498.5	1,486.9	1,273.7	825.8	838.2
Weighted-average shares outstanding—assuming dilution	1,498.5	1,486.9	1,273.7	837.6	857.7

Balance Sheet Data

As of December 31,	2008	2007	2006	2005	2004
Cash, cash equivalents and marketable securities	$ 1,641	$ 1,452	$ 1,668	$ 848	$ 1,640
Working capital*	2,219	2,691	3,399	1,152	684
Total assets	27,139	31,197	30,882	8,196	8,170
Borrowings (long-term and short-term)	6,745	8,189	8,902	2,020	2,367
Stockholders' equity	13,174	15,097	15,298	4,282	4,025
Book value per common share	$ 8.77	$ 10.12	$ 10.37	$ 5.22	$ 4.82

* In 2008 and 2007, we reclassified certain assets and liabilities to the "Assets held for sale" and "Liabilities associated with assets held for sale" captions in our consolidated balance sheets. These assets and liabilities are labeled as 'current' to give effect to the short term nature of those assets and liabilities that were divested in the first quarter of 2008 in connection with the sale of certain of our businesses, or assets that are expected to be sold in 2009. We have reclassified 2007 balances for comparison purposes on the face of the consolidated balance sheets, and restated both 2007 and 2006 in the working capital metric above. We have not restated working capital for 2005 or 2004, as we did not have assets and liabilities held for sale prior to 2006, nor are they presented on the face of the consolidated balance sheets.

See also the notes to our consolidated financial statements included in Item 8 of this Annual Report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 8 of this Annual Report.

Introduction

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. Our business strategy is to lead global markets for less-invasive medical devices by developing and delivering products and therapies that address unmet patient needs, provide superior clinical outcomes and demonstrate compelling economic value. We intend to achieve leadership, drive profitable sales growth and increase shareholder value by focusing on:

- Customers
- Innovation
- Quality
- People
- Financial strength

In the first quarter of 2008, we completed the divestiture of certain non-strategic businesses. Our operating results for the years ended December 31, 2007 and 2006 include a full year of results of these businesses. Our operating results for the year ended December 31, 2008 include the results of these businesses through the date of separation. We are involved in several post-closing separation activities through transition service agreements, some from which we continue to generate net sales. These transition service agreements expire throughout 2009 and the first half of 2010. Refer to the *Strategic Initiatives* section and *Note F—Divestitures and Assets Held for Sale* to our consolidated financial statements contained in Item 8 of this Annual Report for a description of these business divestitures.

On April 21, 2006, we consummated the acquisition of Guidant Corporation. With this acquisition, we became a major provider in the cardiac rhythm management (CRM) market, enhancing our overall competitive position and long-term growth potential, and further diversifying our product portfolio. We also now share certain drug-eluting stent technology with Abbott Laboratories, which gives us access to a second drug-eluting stent program, and complements our TAXUS® stent system program. See *Note D–Acquisitions* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for further details on the Guidant acquisition and Abbott transaction. Our operating results for the years ended December 31, 2008 and 2007 include a full year of results of our CRM business that we acquired from Guidant. Our operating results for the year ended December 31, 2006 include the results of the CRM business beginning on the date of acquisition. We have included supplemental pro forma financial information in *Note D—Acquisitions* to our 2008 consolidated financial statements included in Item 8 of this Annual Report which gives effect to the acquisition as though it had occurred at the beginning of 2006.

Executive Summary

Financial Highlights and Trends

Net sales in 2008 were $8.050 billion, which included sales from divested businesses of $69 million, as compared to net sales of $8.357 billion in 2007, which included sales from divested business of $553 million, a decrease of $307 million or four percent. Foreign currency fluctuations increased our net sales by $213 million in 2008, as compared to 2007. Excluding the impact of foreign currency and sales from divested businesses, our net sales were flat with the prior year.

Worldwide net sales of our CRM products increased eight percent in 2008, including an eight percent increase in our U.S. CRM net sales and a seven percent increase in international CRM product net sales. These increases were driven by multiple product launches in both our U.S. and international markets, highlighted by the launch of our COGNIS® cardiac resynchronization therapy defibrillator (CRT-D) system and our TELIGEN® implantable cardioverter defibrillator (ICD) system. In addition, net sales from our Endosurgery businesses grew eight percent and our Neuromodulation division increased net sales by twenty percent in 2008, as compared to 2007. Partially offsetting these increases, was a decline in worldwide net sales from our Cardiovascular division of four percent during 2008, due principally to the impact of new competition in the U.S. drug-eluting stent market. However, we realized increased U.S. drug-eluting stent market share in the fourth quarter of 2008, as compared to the third quarter of 2008, and exited the year with an estimated 49 percent share of the U.S. drug-eluting stent market for the month of December.

Our reported net loss for 2008 was $2.036 billion, or $1.36 per share, on approximately 1.5 billion weighted-average shares outstanding, as compared to a net loss for 2007 of $495 million, or $0.33 per share, also on 1.5 billion weighted-average shares outstanding. Our reported results for 2008 included goodwill and intangible asset impairment charges and acquisition-, divestiture-, litigation- and restructuring-related net charges; and discrete tax items of $2.796 billion (after-tax), or $1.87 per share, consisting of:

- $2.756 billion ($2.790 billion pre-tax) of goodwill and intangible asset impairment charges, associated primarily with a write-down of goodwill;
- a $184 million gain ($250 million pre-tax) related to the receipt of an acquisition-related milestone payment from Abbott;
- $44 million ($43 million pre-tax) of net purchased research and development charges, associated primarily with the acquisitions of Labcoat, Ltd. and CryoCor, Inc.;
- $100 million of costs ($133 million pre-tax) associated with our on-going expense and head count reduction initiatives;
- a $185 million gain ($250 million pre-tax), associated with the sale of certain non-strategic businesses;
- $54 million of net losses ($80 million pre-tax) in connection with the sale of certain non-strategic investments;
- $238 million of litigation-related charges ($334 million pre-tax) resulting primarily from a ruling by a federal judge in a patent infringement case brought against us by Johnson & Johnson; and
- $27 million of discrete tax benefits related to certain tax positions associated with prior period acquisition-, divestiture-, litigation- and restructuring-related charges.

During the fourth quarter of 2008, we recorded a $2.613 billion goodwill impairment charge associated with our acquisition of Guidant. The decline in our stock price and our market capitalization during the fourth quarter created an indication of potential impairment of our goodwill balance; therefore, we performed an interim impairment test. Key factors contributing to the impairment charge included disruptions in the credit and equity markets, and the resulting impacts to weighted-average costs of capital, and changes in CRM market demand relative to our original assumptions at the time of acquisition. Refer to *Note E—Goodwill and Other Intangible Assets* to our consolidated financial statements contained in Item 8 of this Annual Report for more information.

Our reported results for 2007 included goodwill and intangible asset impairment charges and acquisition, divestiture-, litigation- and restructuring-related charges of $1.110 billion (after-tax), or $0.74 per share. Refer to *Liquidity and Capital Resources* for a discussion of these charges.

We continued to generate substantial cash flow during 2008. Cash provided by operating activities was $1.216 billion in 2008 as compared to $934 million in 2007. At December 31, 2008, we had total debt of $6.745 billion, cash and cash equivalents of $1.641 billion and working capital of $2.219 billion. During 2008, we prepaid $1.425 billion of debt under our term loan and our credit facility secured by our U.S. trade receivables and, in February 2009, prepaid an additional $500 million. As a result, our next scheduled debt maturity is $325 million due in April 2010.

Strategic Initiatives

In 2007, we announced several new initiatives designed to enhance short- and long-term shareholder value, including the restructuring of several of our businesses and product franchises; the sale of non-strategic businesses and investments; and significant expense and head count reductions. Our goal was, and continues to be, to better align expenses with revenues, while preserving our ability to make needed investments in quality, research and development (R&D), capital improvements and our people that are essential to our long-term success. These initiatives have helped to provide better focus on our core businesses and priorities, which we believe will strengthen Boston Scientific for the future and position us for increased, sustainable and profitable sales growth. The execution of this plan enabled us to reduce R&D and selling, general and administrative (SG&A) expenses by an annualized run rate of approximately $500 million exiting 2008.

Restructuring

In October 2007, our Board of Directors approved, and we committed to, an expense and head count reduction plan, which resulted in the elimination of approximately 2,300 positions worldwide. We initiated activities under the plan in the fourth quarter of 2007 and expect to be substantially complete worldwide in 2010. Refer to *Results of Operations* and *Note H—Restructuring-related Activities* to our consolidated financial statements included in Item 8 of this Annual Report for information on restructuring-related activities and estimated costs.

Plant Network Optimization

On January 27, 2009, our Board of Directors approved, and we committed to, a plant network optimization plan, which is intended to simplify our manufacturing plant structure by transferring certain production lines from one facility to another and by closing certain facilities. The plan is a complement to our previously announced expense and head count reduction plan, and is intended to improve overall gross profit margins. Activities under the plan will be initiated in 2009 and are expected to be substantially completed by the end of 2011. Refer to *Results of Operations* and *Note H—Restructuring-related Activities* to our consolidated financial statements included in Item 8 of this Annual Report for information on restructuring-related activities and estimated costs.

Divestitures

During 2007, we determined that our Auditory, Vascular Surgery, Cardiac Surgery, Venous Access and Fluid Management businesses were no longer strategic to our on-going operations. Therefore, we initiated the process of selling these businesses in 2007, and completed their sale in the first quarter of 2008, as discussed below. We received pre-tax proceeds of approximately $1.3 billion from the sale of these businesses and our TriVascular Endovascular Aortic Repair (EVAR) program, and eliminated 2,000 positions in connection with these divestitures.

In January 2008, we completed the sale of a controlling interest in our Auditory business and drug pump development program, acquired with Advanced Bionics Corporation in 2004, to entities affiliated with the principal former shareholders of Advanced Bionics for an aggregate purchase price of $150 million in cash. In connection with the sale, we recorded a loss of $367 million (pre-tax) in 2007, attributable primarily to the write-down of goodwill. In addition, we recorded a tax benefit of $7 million during 2008 in connection with the closing of the transaction. Also in January 2008, we completed the sale of our Cardiac Surgery and Vascular Surgery businesses for net cash proceeds of approximately $700 million. In connection with the sale, we recorded a pre-tax loss of $193 million in 2007, representing primarily a write-down of goodwill. In addition, we recorded a tax expense of $19 million during 2008 in connection with the closing of the transaction. In February 2008, we completed the sale of our Fluid Management and Venous Access businesses for net cash proceeds of approximately $400 million. We recorded a pre-tax gain of $234 million ($161 million after-tax) during 2008 associated with this transaction. Further, in March 2008, we sold our EVAR program obtained in connection with our 2005 acquisition of TriVascular, Inc. for $30 million in cash. We discontinued our EVAR program in 2006. In connection with the sale, we recorded a pre-tax gain of $16 million ($36 million after-tax) during 2008.

During 2007, in connection with our strategic initiatives, we announced our intent to sell the majority of our investment portfolio in order to monetize those investments determined to be non-strategic. In June 2008, as part of our initiative to monetize non-strategic investments, we signed separate definitive agreements with Saints Capital and Paul Capital Partners to sell the majority of our investments in, and notes receivable from, certain publicly traded and privately held entities for gross proceeds of approximately $140 million. In connection with these agreements, we received proceeds of $95 million during 2008. In addition, we received $54 million of proceeds from other transactions to monetize certain other non-strategic investments and notes receivable. We recorded net pre-tax losses of approximately $80 million during 2008 related to these monetization initiatives and the write-down of certain non-strategic investments. We expect to receive $45 million of remaining proceeds from the Saints and Paul transactions during 2009, and do not expect to record significant gains or losses in 2009 related to these definitive agreements. Refer to our *Other, net* discussion, as well as *Note G—Investments and Notes Receivable* to our consolidated financial statements included in Item 8 of this Annual Report for more information on our investment portfolio activity.

Corporate Warning Letter

In January 2006, legacy Boston Scientific received a corporate warning letter from the U.S. Food and Drug Administration (FDA) notifying us of serious regulatory problems at three of our facilities and advising us that our corporate-wide corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. We have identified solutions to the quality system issues cited by the FDA and have made significant progress in transitioning our organization to implement those solutions. During 2008, the FDA reinspected a number of our facilities and, in October 2008, informed us that our quality system is now in substantial compliance with its Quality System Regulations. The FDA has approved all of our requests for final approval of Class III product submissions previously on hold due to the corporate warning letter and has approved all currently eligible requests for Certificates to Foreign Governments (CFGs). Since October 2008, we have received approval to market the following new products in the U.S.:

- our TAXUS® Express2® Atom™ paclitaxel-eluting coronary stent system, designed for treating small coronary vessels;
- our TAXUS® Liberté® paclitaxel-eluting coronary stent system, our second-generation drug-eluting stent system;
- our Carotid WALLSTENT® Monorail® Endoprosthesis, a less-invasive alternative to surgery for treating carotid artery disease;

- our Apex™ Percutaneous Transluminal Coronary Angioplasty (PTCA) dilatation catheter, for treating the most challenging atherosclerotic lesions;
- our Express® SD Renal Monorail® stent system, the first low-profile, pre-mounted stent approved in the U.S. for use in renal arteries; and
- our Sterling™ Monorail® and Over-the-Wire balloon dilatation catheter for use in the renal and lower extremity arteries.

The FDA also approved the use of our TAXUS® Express²® paclitaxel-eluting coronary stent system for the treatment of in-stent restenosis[1] (ISR) in bare-metal stents, the first ISR approval granted by the FDA.

The corporate warning letter remains in place pending final remediation of certain Medical Device Report (MDR) filing issues, which we are actively working with the FDA to resolve. This remediation has resulted and may continue to result in incremental medical device and vigilance reporting, which could adversely impact physician perception of our products.

Business and Market Overview

Cardiac Rhythm Management

We estimate that the worldwide CRM market approximated $10.8 billion in 2008, as compared to approximately $10.0 billion in 2007, and estimate that U.S. ICD system sales represented approximately 40 percent of the worldwide CRM market in both years. Worldwide CRM market growth rates over the past three years, including the U.S. ICD market, have been below those experienced in prior years, resulting primarily from previous industry field actions and from a lack of new indications for use. In 2008, however, we began to see renewed growth of the worldwide CRM market with steadily increasing implant volumes.

Net sales of our CRM products represented approximately 28 percent of our consolidated net sales for 2008 and 25 percent in 2007. The following are the components of our worldwide CRM product sales:

	Year Ended December 31, 2008			Year Ended December 31, 2007		
(in millions)	U.S.	International	Total	U.S.	International	Total
ICD systems	$1,140	$541	$1,681	$1,053	$489	$1,542
Pacemaker systems	340	265	605	318	264	582
	$1,480	**$806**	**$2,286**	**$1,371**	**$753**	**$2,124**

[1] In-stent restenosis is re-narrowing of the vessel inside a stent.

Our U.S. sales of CRM products in 2008 increased $109 million, or eight percent, as compared to 2007. Our U.S. sales benefited from growth in the U.S. CRM market and from the successful launch of our next-generation COGNIS® CRT-D and TELIGEN® ICD systems, as well as the launches of our CONFIENT® ICD system, the LIVIAN® CRT-D system, and the ALTRUA™ family of pacemaker systems. We experienced ten percent growth in U.S. CRM sales during each of the second, third and fourth quarters of 2008, largely as a result of these new product launches.

Our international CRM product sales increased $53 million, or seven percent in 2008, as compared to 2007, due primarily to an increase in the size of the international ICD market. However, our net sales and market share in Japan have been negatively impacted as we move to a direct sales model for our CRM products in Japan and, until we fully implement this model, our net sales and market share in Japan may continue to be negatively impacted.

During 2008, we received more than a dozen new CRM product approvals. We will continue to execute on our product pipeline and expect to begin offering our LATITUDE® Patient Management System in certain European countries in 2009. This technology, which enables physicians to monitor device performance remotely while patients are in their homes, is a key component of many of our implantable device systems. We also plan to launch our next-generation pacemaker, the INGENIO™ pacemaker system, in the U.S., our EMEA (Europe/Middle East/Africa) region and certain Inter-Continental countries in the first half of 2011. We believe that these launches position us for sustainable growth within the worldwide CRM market.

Net sales from our CRM products represent a significant source of our overall net sales. Therefore, increases or decreases in net sales from our CRM products could have a significant impact on our results of operations. While we believe that the size of the CRM market will increase above existing levels, there can be no assurance as to the timing or extent of this increase. We believe we are well positioned within the CRM market; however, the following variables may impact the size of the CRM market and/or our share of that market:

- our continued ability to improve the trust and confidence of the implanting physician community, the referring physician community and prospective patients in our technology;
- future product field actions or new physician advisories by us or our competitors;
- our ability to successfully launch next-generation products and technology;

- the successful conclusion and positive outcomes of on-going clinical trials that may provide opportunities to expand indications for use;
- variations in clinical results, reliability or product performance of our and our competitors' products;
- delayed or limited regulatory approvals and unfavorable reimbursement policies;
- our ability to retain key members of our sales force and other key personnel;
- new competitive launches; and
- average selling prices and the overall number of procedures performed.

Coronary Stents

The size of the coronary stent market is driven primarily by the number of percutaneous coronary intervention (PCI) procedures performed, as well as the percentage of those that are actually stented; the number of devices used per procedure; average drug-eluting stent selling prices; and the drug-eluting stent penetration rate (a measure of the mix between bare-metal and drug-eluting stents used across procedures). We estimate that the worldwide coronary stent market approximated $5.0 billion in 2008 and 2007, and estimate that drug-eluting stents represented approximately 80 percent of the dollar value of worldwide coronary stent market sales in both years. Uncertainty regarding the efficacy of drug-eluting stents, as well as the increased perceived risk of late stent thrombosis[2] following the use of drug-eluting stents, contributed to a decline in the worldwide drug-eluting stent market size during 2006 and 2007. However, data addressing this risk and supporting the safety of drug-eluting stent systems positively affected trends in the growth of the drug-eluting stent market in 2008, as referring cardiologists regained confidence in this technology.

Net sales of our coronary stent systems represented approximately 23 percent of our consolidated net sales for 2008 and 24 percent in 2007. We are the only company in the industry to offer a two-drug platform strategy with our TAXUS® paclitaxel-eluting stent system and the PROMUS® everolimus-eluting stent system. The following are the components of our worldwide coronary stent system sales:

	Year Ended December 31, 2008			Year Ended December 31, 2007		
(in millions)	U.S.	International	Total	U.S.	International	Total
TAXUS®	$621	$697	$1,318	$1,006	$754	$1,760
PROMUS®	212	104	316		28	28
Drug-eluting	833	801	1,634	1,006	782	1,788
Bare-metal	88	129	217	104	135	239
	$921	**$930**	**$1,851**	**$1,110**	**$917**	**$2,027**

During 2008, U.S. sales of our drug-eluting stent systems declined $173 million, or 17 percent, due primarily to an increase in competition following recent competitive launches. We believe that our average share of the U.S. drug-eluting stent market declined to 46 percent during 2008, as compared to 55 percent in 2007. In addition, pricing pressure resulted in a reduction in the average selling price of our TAXUS® stent system in the U.S. by approximately five percent as compared to the prior year. However, increasing penetration rates have had a positive effect on the size of the U.S. drug-eluting stent market. Average drug-eluting stent penetration rates in the U.S. were 68 percent during 2008 (exiting 2008 at 73 percent for the month of December), as compared to 65 percent during 2007 (exiting 2007 at 62 percent for the month of December). We believe this is a strong indicator that the recovery of the U.S. drug-eluting stent market is continuing and the market is strengthening. In addition, the launch of our TAXUS® Express2® Atom™ and TAXUS® Liberté® stent systems in the U.S. during the fourth quarter of 2008 had a positive effect on our market share. We believe that exiting 2008, we were the market leader with 49 percent share of the U.S. drug-eluting stent market for the month of December, and are well positioned entering 2009.

Our international drug-eluting stent system sales increased $19 million, or two percent, in 2008 as compared to 2007, due to a full year of drug-eluting stent sales in Japan and growth in the size of the international drug-eluting stent market as a result of increased PCI procedural volume and higher penetration rates. In May of 2007, we launched our TAXUS® Express2® coronary stent system in Japan, and, in January 2009, we received approval from the Japanese Ministry of Health, Labor and Welfare to market our second-generation TAXUS® Liberté® drug-eluting stent system in Japan. We are planning to launch our TAXUS® Liberté® stent system in Japan during the first quarter of 2009 and the PROMUS® everolimus-eluting coronary stent system in the second half of 2009, subject to regulatory approval.

In July 2008, Abbott launched its XIENCE V™ everolimus-eluting coronary stent system, and, simultaneously, we launched the PROMUS® everolimus-eluting coronary stent system, supplied to

[2]Late stent thrombosis is the formation of a clot, or thrombus, within the stented area one year or more after implantation of the stent.

us by Abbott. As of the closing of Abbott's acquisition of Guidant's vascular intervention and endovascular solutions businesses, we obtained a perpetual license to use the intellectual property used in Guidant's drug-eluting stent system program purchased by Abbott. We believe that being the only company to offer two distinct drug-eluting stent platforms provides us a considerable advantage in the drug-eluting stent market and has enabled us to sustain our worldwide leadership position. However, under the terms of our supply arrangement with Abbott, the gross profit and operating profit margin of a PROMUS® stent system is significantly lower than that of our TAXUS® stent system. Our PROMUS® stent systems have operating profit margins that approximate half of our TAXUS® stent system operating profit margin. Therefore, if sales of our PROMUS® stent system continue to increase in relation to our total drug-eluting stent system sales, our profit margins will continue to decrease. Refer to our *Gross Profit* discussion for more information on the impact this sales mix has had on our gross profit margins. Further, the price we pay Abbott for our supply of PROMUS® stent systems is determined by our contracts with them. Our cost is based, in part, on previously fixed estimates of Abbott's manufacturing costs for PROMUS® stent systems and third-party reports of our average selling price of PROMUS® stent systems. Amounts paid pursuant to this pricing arrangement are subject to a retroactive adjustment at pre-determined intervals based on Abbott's actual costs to manufacture these stent systems for us and our average selling price of PROMUS® stent systems. During 2009, we may make a payment to or receive a payment from Abbott based on the differences between their actual manufacturing costs and the contractually stipulated manufacturing costs and differences between our actual average selling price and third-party reports of our average selling price, in each case, with respect to our purchases of PROMUS® stent systems from Abbott during 2008, 2007 and 2006. As a result, during 2009, our profit margins on the PROMUS® stent system may increase or decrease.

We are reliant on Abbott for our supply of PROMUS® stent systems. Any production or capacity issues that affect Abbott's manufacturing capabilities or the process for forecasting, ordering and receiving shipments may impact our ability to increase or decrease the level of supply to us in a timely manner; therefore, our supply of PROMUS® stent systems may not align with customer demand, which could have an adverse effect on our operating results. At present, we believe that our supply of PROMUS® stent systems from Abbott is sufficient to meet customer demand. Further, our supply agreement with Abbott for PROMUS® stent systems extends through the middle of the fourth quarter of 2009 in Europe, and is currently being reviewed by the European Commission for possible extension, and through the end of the second quarter of 2012 in the U.S. and Japan. We are incurring incremental costs and expending incremental resources in order to develop and commercialize an internally developed and manufactured next-generation everolimus-eluting stent system. We expect that this stent system, the PROMUS® Element™ stent system, will have gross profit margins more comparable to our TAXUS® stent system and will improve our overall gross profit and operating profit margins once launched. We expect to launch PROMUS® Element in our EMEA region and certain Inter-Continental countries in late 2009 and in the U.S. and Japan in mid-2012. We expect to launch our first-generation PROMUS® everolimus-eluting coronary stent system during the second half of 2009 in Japan. Our product pipeline also includes the TAXUS® Element™ coronary stent system. We expect to launch our TAXUS® Element stent system in EMEA and certain Inter-Continental countries during the fourth quarter of 2009 and in the U.S. and Japan in mid-2011.

Historically, the worldwide coronary stent market has been dynamic and highly competitive with significant market share volatility. In addition, in the ordinary course of our business, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations and trial end points. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, by our competitors or by third parties, or the market's perception of these clinical data, may adversely impact our position in, and share of the drug-eluting stent market and may contribute to increased volatility in the market.

We believe that we can sustain our leadership position within the worldwide drug-eluting stent market for a variety of reasons, including:

- our two drug-eluting stent platform strategy;
- the broad and consistent long-term results of our TAXUS® clinical trials, and the favorable results of the XIENCE V™/PROMUS® stent system clinical trials to date;
- the performance benefits of our current and future technology;
- the strength of our pipeline of drug-eluting stent products;
- our overall position in the worldwide interventional medicine market and our experienced interventional cardiology sales force; and

- the strength of our clinical, marketing and manufacturing capabilities.

However, a further decline in net sales from our drug-eluting stent systems could have a significant adverse impact on our operating results and operating cash flows. The most significant variables that may impact the size of the drug-eluting stent market and our position within this market include:

- our ability to successfully launch next-generation products and technology features;
- physician and patient confidence in our technology and attitudes toward drug-eluting stents, including the continued abatement of prior concerns regarding the risk of late stent thrombosis;
- changes in drug-eluting stent penetration rates, the overall number of PCI procedures performed, average number of stents used per procedure, and average selling prices of drug-eluting stent systems;
- the outcome of intellectual property litigation;
- variations in clinical results or perceived product performance of our or our competitors' products;
- delayed or limited regulatory approvals and unfavorable reimbursement policies;
- our ability to retain key members of our sales force and other key personnel; and
- changes in FDA clinical trial data and post-market surveillance requirements and the associated impact on new product launch schedules and the cost of product approvals and compliance.

There continues to be significant intellectual property litigation in the coronary stent market. We are currently involved in a number of legal proceedings with certain of our existing competitors, including Johnson & Johnson, and other independent patent holders. There can be no assurance that an adverse outcome in one or more proceedings would not materially impact our ability to meet our objectives in the coronary stent market, and our liquidity and results of operations. We previously had several active lawsuits pending between us and Medtronic, Inc. However, on January 23, 2009, we reached an agreement to stop all litigation between us and Medtronic with respect to interventional cardiology and endovascular repair cases. See *Note L—Commitments and Contingencies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for a description of these legal proceedings.

Other Businesses

Interventional Cardiology (excluding coronary stent systems)

In addition to coronary stent systems, our Interventional Cardiology business markets balloon catheters, rotational atherectomy systems, guide wires, guide catheters, embolic protection devices, and diagnostic catheters used in percutaneous transluminal coronary angioplasty (PTCA) procedures; and ultrasound and imaging systems. Our net sales of these products increased to $1.028 billion in 2008, as compared to $989 million in 2007, an increase of $39 million or four percent. This increase was driven primarily by growth in our ultrasound and imaging system franchise; including increased sales of our iLab® Ultrasound Imaging System, which enhances the diagnosis and treatment of blocked vessels and heart disorders. In addition, in November 2008, the FDA approved our Apex™ PTCA dilatation catheter, used in treating atherosclerotic lesions.

Peripheral Interventions

Our Peripheral Interventions business product offerings include stents, balloon catheters, sheaths, wires and vena cava filters, which are used to diagnose and treat peripheral vascular disease. Our 2008 net sales of these products decreased slightly to $589 million in 2008, as compared to $597 million in 2007. The decrease was a result of U.S. sales declines of $34 million in 2008 to $294 million, from $328 million in 2007, primarily as a result of increased competition across most of the vascular interventional product categories. Our international Peripheral Interventions business grew $26 million in 2008, as compared to 2007, due primarily to foreign currency fluctuations. We continue to hold a strong worldwide position in the Peripheral Interventions market and we are the market leader in multiple product categories. Further, in the fourth quarter of 2008, we received FDA approval for three new products: our Carotid WALLSTENT® Monorail® Endoprosthesis for the treatment of patients with carotid artery disease who are at high risk for surgery; our Express® SD Renal Monorail® premounted stent system for use as an adjunct to percutaneous transluminal renal angioplasty in certain lesions of the renal arteries; and our Sterling™ Monorail® and Over-the-Wire balloon dilatation catheter for use in the renal and lower extremity arteries.

Neurovascular

We market a broad line of products used in treating diseases of the neurovascular system. Our Neurovascular net sales increased to $360 million in 2008, as compared to $352 million in 2007, an increase of $8 million or two percent. Our U.S. net sales were $131 million in 2008, as compared to $127 million in 2007, and our international net sales were $229 million in 2008, as compared to $225 million in 2007. We plan to launch a next-generation family of detachable coils, including an enhanced delivery system with reduced coil detachment times, in the U.S. in the second half of 2009. Within our product pipeline, we are also developing next-generation technologies for the treatment of aneurysms, intracranial atherosclerotic disease and acute ischemic stroke, and are involved in numerous clinical activities that are designed to expand the size of the worldwide Neurovascular market.

Endosurgery

Our Endosurgery group develops and manufactures devices to treat a variety of medical conditions, including diseases of the digestive and pulmonary systems within our Endoscopy division, and urological and gynecological disorders within our Urology division. Our Endosurgery group net sales grew eight percent in 2008 to $1.374 billion, and accounted for 17 percent of our total net sales in 2008, as compared to 15 percent in 2007. The following are the components of our worldwide Endosurgery business:

	Year Ended December 31, 2008			Year Ended December 31, 2007		
(in millions)	U.S.	International	Total	U.S.	International	Total
Endoscopy	$477	$466	$ 943	$453	$413	$ 866
Urology	335	96	431	316	87	403
	$812	**$562**	**$1,374**	**$769**	**$500**	**$1,269**

Our Endoscopy net sales grew nine percent in 2008 to $943 million from $866 million in 2007. Key sales growth drivers within Endoscopy included our biliary franchise, which grew $45 million, or 16 percent, to $324 million on the strength of our SpyGlass® Direct Visualization System for single-operator duodenoscope assisted cholangiopancreatoscopy, or visual examination of the bile ducts, which was launched in the second quarter of 2007. In addition, our hemostasis franchise grew $16 million, or 18 percent, to $107 million on the strength of our Resolution® Clip Device, which is the only currently-marketed mechanical clip designed to open and close (up to five times) before deployment to enable a physician to see the effects of the clip before committing to deployment. Our Urology net sales grew seven percent in 2008 to $431 million from $403 million in 2007. This growth was primarily due to our pelvic floor franchise, which grew 17 percent, or $14 million, to $95 million, led by our line of sling-based devices and kits, which are used in the treatment of a variety of stress- and age-related disorders of the lower female anatomy. The remaining Urology growth was spread across the other components of our business, including our stone management and gynecology franchises. During 2009, we intend to launch a number of new products across multiple franchises in both our Endoscopy and Urology businesses.

Neuromodulation

Despite new product launches during the year by both of our major competitors, our Neuromodulation net sales increased to $245 million in 2008, as compared to $204 million in 2007, an increase of $41 million or 20 percent. Our U.S. net sales were $234 million in 2008, as compared to $198 million in 2007, and our international net sales were $11 million in 2008, as compared to $6 million in 2007. We continued to maintain our strong position within the U.S. market with our Precision® Spinal Cord Stimulation (SCS) system, used for the treatment of chronic pain of the lower back and legs. We believe that we continue to have a technology advantage over our competitors with proprietary features such as Multiple Independent Current Control, which allows the physician to target specific areas of pain more precisely. In addition, we are currently assessing the use of our SCS system to treat other sources of pain. These factors, coupled with the move of our Neuromodulation business to a new state-of-the-art facility during 2008, position us well for continued growth in this market.

Innovation

Our approach to innovation combines internally developed products and technologies with those we obtain externally through strategic acquisitions and alliances. Our research and development efforts are focused largely on the development of next-generation and novel technology offerings across multiple programs and divisions. We expect to continue to invest in our CRM and drug-eluting stent technologies, and will also invest selectively in areas outside of these markets. We expect to continue to invest in our paclitaxel drug-eluting stent program, along with our internally developed and manufactured everolimus-eluting stent program (the PROMUS® Element™ stent system), to sustain our leadership position in the worldwide drug-eluting stent market. There can be no assurance that these technologies will achieve technological feasibility, obtain regulatory approvals or gain market acceptance. A delay in the development or approval of these technologies may adversely impact our future growth.

Our strategic acquisitions are intended to expand further our ability to offer our customers safe, effective, high-quality medical devices that satisfy their interventional needs. Management believes it has developed a sound plan to integrate acquired businesses. However, our failure to integrate these businesses successfully could impair our ability to realize the strategic and financial objectives of these transactions. Potential future acquisitions may be dilutive to our earnings and may require additional debt or equity financing, depending on their size and nature.

We have entered strategic alliances with both publicly traded and privately held companies. We enter these alliances to broaden our product technology portfolio and to strengthen and expand our reach into existing and new markets. During 2008, we monetized certain investments and alliances no longer determined to be strategic (see the *Strategic Initiatives* section for more information). While we believe our remaining strategic investments are within attractive markets with an outlook for sustained growth, the full benefit of these alliances is highly dependent on the strength of the other companies' underlying technology and ability to execute. An inability to achieve regulatory approvals and launch competitive product offerings, or litigation related to these technologies, among other factors, may prevent us from realizing the benefit of these strategic alliances.

Reimbursement and Funding

Our products are purchased principally by hospitals, physicians and other healthcare providers worldwide that typically bill various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed-care programs for the healthcare services provided to their patients. Third-party payors may provide or deny coverage for certain technologies and associated procedures based on independently determined assessment criteria. Reimbursement by third-party payors for these services is based on a wide range of methodologies that may reflect the services' assessed resource costs, clinical outcomes and economic value. These reimbursement methodologies confer different, and sometimes conflicting, levels of financial risk and incentives to healthcare providers and patients, and these methodologies are subject to frequent refinements. Third-party payors are also increasingly adjusting reimbursement rates and challenging the prices charged for medical products and services. There can be no assurance that our products will be automatically covered by third-party payors, that reimbursement will be available or, if available, that the third-party payors' coverage policies will not adversely affect our ability to sell our products profitably. Accordingly, the outcome of these reimbursement decisions could have an adverse impact on our business. In addition, the current economic climate may impose further pressure on funds available for reimbursement of healthcare and on reimbursement levels.

Manufacturing and Raw Materials

We design and manufacture the majority of our products in technology centers around the world. Many components used in the manufacture of our products are readily fabricated from commonly available raw materials or off-the-shelf items available from multiple supply sources. Certain items are custom made to meet our specifications. We believe that in most cases, redundant capacity exists at our suppliers and that alternative sources of supply are available or could be developed within a reasonable period of time. We also have an on-going program to identify single-source components and to develop alternative back-up supplies. However, in certain cases, we may not be able to quickly establish additional or replacement suppliers for specific components or materials, largely due to the regulatory approval system and the complex nature of our manufacturing processes and those of our suppliers. A reduction or interruption in supply, an inability to develop and validate alternative sources if required, or a significant increase in the price of raw materials or components could adversely affect our operations and financial condition, particularly materials or components related to our CRM products and drug-eluting stent systems. In addition, our products require sterilization prior to sale and we rely primarily on third party vendors to perform this service. To the extent our third party sterilizers are unable to process our products, whether due to raw material, capacity, regulatory or other constraints, we may be unable to transition to other providers in a timely manner, which could have an adverse impact on our operations.

International Markets

Our profitability from our international operations may be limited by risks and uncertainties related to economic conditions in these regions, currency fluctuations, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and our ability to implement our overall business strategy. Any significant changes in the competitive, political, regulatory, reimbursement or economic environment where we conduct international operations may have a material impact on our business, financial condition or results of operations. International markets, including Japan, are affected by economic pressure to contain reimbursement levels and healthcare costs. Initiatives to limit the growth of healthcare costs, including price regulation, are under way in many countries in which we do business. Implementation of cost containment initiatives and healthcare reforms in significant markets such as

Japan, Europe and other international markets may limit the price of, or the level at which reimbursement is provided for, our products and may influence a physician's selection of products used to treat patients. We expect these practices to put increased pressure on reimbursement rates in these markets.

In addition, most international jurisdictions have adopted regulatory approval and periodic renewal requirements for medical devices, and we must comply with these requirements in order to market our products in these jurisdictions. Further, some emerging markets rely on the FDA's CFGs in lieu of their own regulatory approval requirements. Although the corporate warning letter has not been formally resolved, the FDA has approved all currently eligible requests for CFGs. However, any limits on our ability to market our full line of existing products and to launch new products within these jurisdictions could have an adverse impact on our business.

Results of Operations

Net Sales

The following table provides our worldwide net sales by region and the relative change on an as reported and constant currency basis:

				2008 versus 2007		2007 versus 2006	
(in millions)	2008	2007	2006	As Reported Currency Basis	Constant Currency Basis	As Reported Currency Basis	Constant Currency Basis
United States	**$4,487**	**$4,522**	**$4,415**	**(1)%**	**(1)%**	**2%**	**2%**
EMEA	1,960	1,833	1,631	7%	2 %	12%	3%
Inter-Continental	1,534	1,449	1,299	6%	(2)%	12%	9%
International	**3,494**	**3,282**	**2,930**	**6%**	**—%**	**12%**	**6%**
Subtotal	**7,981**	**7,804**	**7,345**	**2%**	**—%**	**6%**	**4%**
Divested businesses	69	553	476	N/A	N/A	N/A	N/A
Worldwide	**$8,050**	**$8,357**	**$7,821**	**(4)%**	**(6)%**	**7%**	**5%**

The following table provides our worldwide net sales by division and the relative change on an as reported and constant currency basis:

				2008 versus 2007		2007 versus 2006	
(in millions)	2008	2007	2006	As Reported Currency Basis	Constant Currency Basis	As Reported Currency Basis	Constant Currency Basis
Interventional Cardiology	$2,879	$3,016	$3,509	(5)%	(7)%	(14)%	(15)%
Peripheral Interventions	589	597	624	(1)%	(5)%	(4)%	(8)%
Cardiovascular	**3,468**	**3,613**	**4,133**	**(4)%**	**(7)%**	**(13)%**	**(14)%**
Cardiac Rhythm Management	2,286	2,124	1,371	8%	5%	55%	51%
Electrophysiology	153	147	134	4%	2%	10%	8%
Cardiac Rhythm Management	**2,439**	**2,271**	**1,505**	**7%**	**5%**	**51%**	**47%**
Neurovascular	360	352	326	2%	(2)%	8%	4%
Peripheral Embolization	95	95	87	1%	(4)%	9%	7%
Neurovascular	**455**	**447**	**413**	**2 %**	**(3)%**	**8%**	**5%**
Cardiovascular Group	**6,362**	**6,331**	**6,051**	**—%**	**1%**	**5%**	**2%**
Endoscopy	943	866	777	9%	6%	11%	9%
Urology	431	403	371	7%	6%	9%	8%
Endosurgery Group	**1,374**	**1,269**	**1,148**	**8%**	**6%**	**11%**	**8%**
Neuromodulation	**245**	**204**	**146**	**20%**	**20%**	**40%**	**40%**
Subtotal	**7,981**	**7,804**	**7,345**	**2%**	**—%**	**6%**	**4%**
Divested businesses	69	553	476	N/A	N/A	N/A	N/A
Worldwide	**$8,050**	**$8,357**	**$7,821**	**(4)%**	**(6)%**	**7%**	**5%**

We manage our international operating regions and divisions on a constant currency basis, and we manage market risk from currency exchange rate changes at the corporate level. To calculate net sales growth rates that exclude the impact of currency exchange, we convert actual current period net sales from local currency to U.S. dollars using constant currency exchange rates. The regional constant currency growth rates in the table above can be recalculated from our net sales by reportable segment as presented in *Note P—Segment Reporting* to our 2008 consolidated financial statements included in Item 8 of this Annual Report. Growth rates are based on actual, non-rounded amounts and may not recalculate precisely.

U.S. Net Sales

Our U.S. net sales, excluding sales from divested businesses, decreased $35 million, or one percent in 2008, as compared to 2007. The decrease was due primarily to a decrease in Cardiovascular division sales of $222 million, driven primarily by declines in sales of our drug-eluting stent systems due to increased competition. Partially offsetting this decrease was an increase in CRM product sales of $109 million, as a result of numerous successful product launches during the year. In addition, U.S. sales in our Endosurgery division grew $43 million in 2008, as compared to 2007, driven by strength in our biliary and hemostasis franchises, and our Neuromodulation division increased sales by $36 million, due to market growth and continued physician adoption of our Precision Plus™ spinal cord stimulation technology. Refer to the *Business and Market Overview* section for a more detailed discussion of our net sales by division.

Our U.S. net sales, excluding sales from divested businesses, increased $107 million, or two percent, in 2007, as compared to 2006. The increase related primarily to an increase in U.S. CRM product sales of approximately $450 million due to a full year of consolidated operations in 2007. In addition, we achieved year-over-year U.S. sales growth of approximately $60 million in our Endosurgery businesses and $65 million in our Neuromodulation business. Offsetting these increases was a decline in our U.S. Cardiovascular division sales of approximately $500 million, driven primarily by lower sales of our TAXUS® drug-eluting stent system as a result of a decrease in the size of the U.S. drug-eluting stent market. This decrease was driven principally by declines in drug-eluting stent penetration rates resulting from on-going concerns regarding the safety and efficacy of drug-eluting stents.

International Net Sales

Our international net sales, excluding sales from divested businesses, increased $212 million, or six percent, in 2008, as compared to 2007. The increase was attributable primarily to the favorable impact of currency exchange rates, which contributed $208 million to our international net sales, excluding sales from divested businesses. Within our international business, sales in our Cardiovascular division increased $77 million and CRM product sales increased $53 million. In addition, sales in our Endosurgery franchises increased $63 million in 2008, as compared to 2007. Refer to the *Business and Market Overview* section for a more detailed discussion of our net sales by division.

Our international net sales, excluding sales from divested businesses, increased $352 million, or 12 percent, in 2007 as compared to 2006. Approximately $170 million was attributable to the favorable impact of currency exchange rates. Within our international business, sales of our CRM products increased $290 million, due primarily to a full year of consolidated results in 2007. Sales in our Cardiovascular division increased $50 million, due primarily to the May 2007 launch of our TAXUS® Express2® coronary stent system in Japan.

Gross Profit

In 2008, our gross profit was $5.581 billion, as compared to $6.015 billion in 2007, a decrease of $434 million or seven percent. As a percentage of net sales, our gross profit decreased to 69.3 percent for 2008, as compared to 72.0 percent for 2007. For 2007, our gross profit was $6.015 billion, as compared to $5.614 billion for 2006. As a percentage of net sales, our gross profit increased slightly to 72.0 percent in 2007, as compared to 71.8 percent in 2006. The following is a reconciliation of our gross profit percentages from 2006 to 2007 and 2007 to 2008:

	Year Ended December 31,	
	2008	**2007**
Gross profit—prior year	**72.0%**	**71.8%**
Shifts in product sales mix	(2.5)%	(1.8)%
Lower Project Horizon spend	0.7%	0.2%
Impact of higher inventory charges and other period expenses	(0.5)%	(1.0)%
Inventory step up charge in 2006		3.4%
All other	(0.4)%	(0.6)%
Gross profit—current year	**69.3%**	**72.0%**

The primary factor contributing to a shift in product sales mix toward lower margin products in both years was a decrease in sales of our higher margin TAXUS® drug-eluting stent system. The shift in sales away from TAXUS® stent systems during 2008 was primarily due to increased sales of PROMUS® stent systems in the U.S., following its July 2008 approval and launch. Under the terms of our supply arrangement with Abbott, the gross profit margin of a PROMUS® stent system is significantly lower than that of our TAXUS® stent system. In 2008, sales of our PROMUS® stent system represented 19 percent of our worldwide drug-eluting stent system sales, as compared to two percent in 2007.

Our gross profit margin was also negatively impacted by higher inventory charges and other period expenses during both years. In 2008, these charges consisted primarily of a $23 million inventory write-off related to an FDA warning letter received by one of our third party sterilizers, and approximately $20 million of CRM-related inventory write-offs, resulting principally from the successful launch of COGNIS® and TELIGEN®. In 2007, these charges included warranty-related and other scrap charges.

Partially offsetting these declines in our gross profit margin was lower spending associated with Project Horizon, our corporate-wide initiative to improve and harmonize our overall quality processes and systems, which ended as a formal program as of December 31, 2007. In addition, included in cost of products sold for 2006 was an adjustment of $267 million, representing the step-up value of acquired Guidant inventory sold during the year. There were no amounts included in our 2007 or 2008 cost of products sold related to the inventory step-up and, as of December 31, 2007, we had no step-up value remaining in inventory.

Operating Expenses

The following table provides a summary of certain of our operating expenses:

	2008		2007		2006	
(in millions)	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Selling, general and administrative expenses	2,589	32.2	2,909	34.8	2,675	34.2
Research and development expenses	1,006	12.5	1,091	13.1	1,008	12.9
Royalty expense	203	2.5	202	2.4	231	3.0
Amortization expense	543	6.7	620	7.4	474	6.1

Selling, General and Administrative (SG&A) Expenses

In 2008, our SG&A expenses decreased by $320 million, or 11 percent, as compared to 2007. As a percentage of our net sales, SG&A expenses decreased to 32.2 percent in 2008 from 34.8 percent in 2007. The decrease in our SG&A expenses related primarily to lower head count and spending resulting from our expense and head count reduction plan, as well as a reduction of $160 million attributable to our first quarter 2008 divestiture of certain non-strategic businesses. Refer to the *Strategic Initiatives* section for more discussion of these initiatives.

In 2007, our SG&A expenses increased by $234 million, or nine percent, as compared to 2006. As a percentage of our net sales, SG&A expenses increased slightly to 34.8 percent in 2007 from 34.2 percent in 2006. The increase in our SG&A expenses related primarily to $256 million in incremental SG&A expenditures associated with a full year of consolidated CRM operations, offset partially by lower head count and spending as a result of our expense and head count reduction plan, which was initiated in the fourth quarter of 2007.

Research and Development (R&D) Expenses

Our investment in R&D reflects spending on new product development programs, as well as regulatory compliance and clinical research. In 2008, our R&D expenses decreased by $85 million, or eight percent, as compared to 2007. As a percentage of our net sales, R&D expenses decreased to 12.5 percent in 2008 from 13.1 percent in 2007. The decrease related primarily to lower head count and spending of $75 million resulting from our first quarter 2008 divestiture of certain non-strategic businesses. We remain committed to advancing medical technologies and investing in meaningful research and development projects in all of our businesses in order to maintain a healthy pipeline of new products that will contribute to our short- and long-term profitable sales growth.

In 2007, our R&D expenses increased by $83 million, or 8 percent, as compared to 2006. As a percentage of our net sales, R&D expenses increased marginally to 13.1 percent in 2007 from 12.9 percent in 2006. The increase related primarily to $131 million in incremental R&D expenditures associated with a full year of consolidated CRM operations, offset partially by lower spending of approximately $37 million associated with the cancellation of our Endovations™ single-use endoscope R&D program. During the second quarter of 2007, we determined that our Endovations system would not be a commercially viable product and terminated the program. In addition, our 2006 R&D expenses included approximately $30 million in costs related to the cancellation of the TriVascular AAA stent-graft program. We do not expect these program cancellations to materially impact our future operations or cash flows.

Royalty Expense

In 2008, our royalty expense increased by $1 million, or less than one percent, as compared to 2007. As a percentage of our net sales, royalty expense increased slightly to 2.5 percent from 2.4 percent for 2007. Royalty expense attributable to sales of our drug-eluting stent systems increased $8 million as compared to 2007, despite an overall decrease in drug-eluting stent system sales. This was due to a shift in the mix of our drug-eluting stent system sales towards the PROMUS® stent system, following its launch in 2008. The royalty rate applied to sales of the PROMUS® stent system is, on average, higher than that associated with sales of our TAXUS® stent system. Offsetting this increase was a decrease in royalty expense of $6 million attributable to our first quarter 2008 divestiture of certain non-strategic businesses.

In 2007, our royalty expense decreased by $29 million, or 13 percent, as compared to 2006, due primarily to lower sales of our TAXUS® drug-eluting stent system. As a percentage of our net sales, royalty expense decreased to 2.4 percent from 3.0 percent for 2006. Royalty expense attributable to sales of our TAXUS® stent system decreased $48 million as compared to 2006, due to a decrease in TAXUS® stent system sales. Offsetting this decrease was an increase in royalty expense attributable to Guidant-related products of $13 million, due to a full year of consolidated results, as well as increases in royalties associated with our other businesses.

Amortization Expense

In 2008, our amortization expense decreased by $77 million, or 12 percent, as compared to 2007. The decrease in our amortization expense related primarily to the disposal of $581 million of amortizable intangible assets in connection with our first quarter 2008 business divestitures, and to certain Interventional Cardiology-related intangible assets reaching the end of their accounting useful life during 2008.

In 2007, our amortization expense increased by $146 million, or 31 percent, as compared to 2006. The increase in our amortization expense related to incremental amortization associated with intangible assets obtained as part of the Guidant acquisition, due to a full year of amortization.

Goodwill and Intangible Asset Impairment Charges

In 2008, we recorded goodwill and intangible asset impairment charges of $2.790 billion, including a $2.613 billion write-down of goodwill associated with our acquisition of Guidant, a $131 million write-down of certain of our Peripheral Interventions-related intangible assets, and a $46 million write-down of certain Urology-related intangible assets. We do not believe that the write-down of these assets will have a material impact on future operations or cash flows. Refer to *Note E—Goodwill and Other Intangible Assets* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information.

In 2007, we recorded intangible asset impairment charges of $21 million associated with our acquisition of Advanced Stent Technologies (AST), due to our decision to suspend further significant funding of R&D with respect to the Petal™ bifurcation stent. We do not expect this decision to materially impact our future operations or cash flows.

In 2006, we recorded intangible asset impairment charges of $23 million attributable to the cancellation of the AAA stent-graft program we acquired with TriVascular, Inc. In addition, we recorded intangible asset write-offs of $21 million associated with developed technology obtained as part of our 2005 acquisition of Rubicon Medical Corporation, and $12 million associated with our Real-time Position Management® System (RPM)™ technology, due to our decision to cease investment in these technologies. We do not expect these decisions to materially impact our future operations or cash flows.

Acquisition-related Milestone

In connection with Abbott's 2006 acquisition of Guidant's vascular intervention and endovascular solutions businesses, Abbott agreed to pay us a milestone payment of $250 million upon receipt of FDA approval to sell an everolimus-eluting stent in the U.S. In July 2008, Abbott received FDA approval and launched its XIENCE V™ everolimus-eluting coronary stent system in the U.S., and paid us $250 million, which we recorded as a gain in the accompanying consolidated statements of operations. Under the terms of the agreement, we are entitled to receive a second milestone payment of $250 million from Abbott upon receipt of an approval from the Japanese Ministry of Health, Labor and Welfare to market the XIENCE V™ stent system in Japan.

Purchased Research and Development

In 2008, we recorded $43 million of purchased research and development charges, including $17 million associated with our acquisition of Labcoat, Ltd., $8 million attributable to our acquisition of CryoCor, Inc., and $18 million associated with entering certain licensing and development arrangements.

The $17 million of in-process research and development associated with our acquisition of Labcoat, Ltd. relates to a novel technology Labcoat is developing for coating drug-eluting stents. We intend to use this technology in future generations of our drug-eluting stent products. The $8 million of in-process research and development associated with CryoCor represents cryogenic technology for use in the treatment of atrial fibrillation, the most common and difficult to treat cardiac arrhythmia (abnormal heartbeat). We intend to use this technology in order to further pursue therapeutic solutions for atrial fibrillation and advance our existing CRM and Electrophysiology product lines.

In 2007, we recorded $85 million of purchased research and development, including $75 million associated with our acquisition of Remon Medical Technologies, Inc., $13 million resulting from the application of equity method accounting for one of our strategic investments, and $12 million associated with payments made for certain early-stage CRM technologies. Additionally, in June 2007, we terminated our product development agreement with Aspect Medical Systems relating to brain monitoring technology that Aspect was developing to aid the diagnosis and treatment of depression, Alzheimer's disease and other neurological conditions. As a result, we recognized a credit to purchased research and development of approximately $15 million during 2007, representing future payments that we would have been obligated to make prior to the termination of the agreement. We do not expect the termination of the agreement to impact our future operations or cash flows materially.

The $75 million of in-process research and development acquired with Remon consists of a pressure-sensing system development project, which we intend to combine with our existing CRM devices. As of December 31, 2008, we estimate that the total cost to complete the development project is between $75 million and $80 million. We expect to launch devices using pressure-sensing technology in 2012 in our EMEA region and certain Inter-Continental countries, in the U.S. in 2015, and Japan in 2016, subject to regulatory approvals. We expect material net cash inflows from such products to commence in 2015, following the launch of this technology in the U.S.

In 2006, we recorded $4.119 billion of purchased research and development, including a charge of approximately $4.169 billion associated with the in-process research and development obtained in conjunction with the Guidant acquisition; a credit of $67 million resulting primarily from the reversal of accrued contingent payments due to the cancellation of the TriVascular AAA program; and an expense of $17 million resulting primarily from the application of equity method accounting for one of our investments.

The $4.169 billion of purchased research and development associated with the Guidant acquisition consists primarily of approximately $3.26 billion for acquired CRM-related in-process technology and $540 million for drug-eluting stent technology shared with Abbott. The purchased research and development value associated with the Guidant acquisition also includes $369 million representing the estimated fair value of the potential milestone payments of up to $500 million that we may receive from Abbott upon their receipt of regulatory approvals for certain products. We recorded the amounts as purchased research and development at the acquisition date because the receipt of the payments was dependent on future research and development activity and regulatory approvals, and the asset had no alternative future use as of the acquisition date. In 2008, Abbott received FDA approval and launched its XIENCE V™ everolimus-eluting coronary stent system in the U.S., and paid us $250 million, which we recognized as a gain in our consolidated financial statements. Under the terms of the agreement, we are entitled to receive a second milestone payment of $250 million from Abbott upon receipt of an approval from the Japanese Ministry of Health, Labor and Welfare to market the XIENCE V™ stent system in Japan. If received, we will record this receipt as a gain in our consolidated financial statements at the time of receipt.

The most significant in-process purchased research and development projects acquired from Guidant included the next-generation CRM pulse generator platform and rights to the everolimus-eluting stent technology that we share with Abbott. The next-generation pulse generator platform incorporates new components and software while leveraging certain existing intellectual property, technology, manufacturing know-how and institutional knowledge of Guidant. We expect to leverage this platform across all CRM product families, including ICD systems, cardiac resynchronization therapy (CRT) devices and pacemaker systems to treat electrical dysfunction in the heart. During 2008, we substantially completed the in-process CRM pulse generator project with the regulatory approval and launch of the COGNIS® CRT-D and TELIGEN® ICD devices in the U.S., EMEA, and certain Inter-Continental countries. We expect to launch the INGENIO™ pacemaker system, utilizing this platform in both EMEA and the U.S. in the first half of 2011. As of December 31, 2008, we estimate that the total cost to complete the INGENIO™ technology is between $30 million and $35 million and expect material net cash inflows from the INGENIO™ device to commence in the second half of 2011.

The $540 million attributable to everolimus-eluting stent technology represents the estimated fair value of the rights to Guidant's everolimus-based drug-eluting stent technology we share with Abbott. In December 2006, we launched the PROMUS® everolimus-eluting coronary stent system, supplied to us by Abbott, in certain EMEA countries. In 2007, we expanded our launch in EMEA, as well as certain Inter-Continental countries and, in July 2008, launched in the U.S. We expect to launch an internally developed and manufactured next-generation everolimus-based stent, our PROMUS® Element™ stent system, in Europe in late 2009 and in the U.S. and Japan in mid-2012. We expect that net cash inflows from our internally developed and manufactured everolimus-based drug-eluting stent will commence in 2010. As of December 31, 2008, we estimate that the cost to complete our internally manufactured next-generation everolimus-eluting stent technology project is between $150 million and $175 million.

Gain on Divestitures

During 2008, we recorded a $250 million gain in connection with the sale of our Fluid Management and Venous Access businesses and our TriVascular EVAR program. Refer to the *Strategic Initiatives* section and *Note F—Divestitures and Assets Held for Sale* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information on these transactions.

Loss on Assets Held for Sale

During 2007, we recorded a $560 million loss attributable primarily to the write-down of goodwill in connection with the sale of certain of our non-strategic businesses. Refer to the *Strategic Initiatives* section and *Note F – Divestitures and Assets Held for Sale* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information on these transactions.

Restructuring

In October 2007, our Board of Directors approved, and we committed to, an expense and head count reduction plan, which resulted in the elimination of approximately 2,300 positions worldwide. We are providing affected employees with severance packages, outplacement services and other appropriate assistance and support. The plan is intended to bring expenses in line with revenues as part of our initiatives to enhance short- and long-term shareholder value. Key activities under the plan include the restructuring of several businesses, corporate functions and product franchises in order to better utilize resources, strengthen competitive positions, and create a more simplified and efficient business model; the elimination, suspension or reduction of spending on certain R&D projects; and the transfer of certain production lines from one facility to another. We initiated these activities in the fourth quarter of 2007 and expect to be substantially complete worldwide in 2010.

We expect that the execution of this plan will result in total pre-tax expenses of approximately $425 million to $450 million. We are recording a portion of these expenses as restructuring charges and the remaining portion through other lines within our consolidated statements of operations. We expect the plan to result in cash payments of approximately $395 million to $415 million. The following provides a summary of our expected total costs associated with the plan by major type of cost:

Type of cost	Total estimated amount expected to be incurred
Restructuring charges:	
Termination benefits	$225 million to $230 million
Fixed asset write-offs	$20 million
Other (1)	$65 million to $70 million
Restructuring-related expenses:	
Retention incentives	$75 million to $80 million
Accelerated depreciation	$10 million to $15 million
Transfer costs (2)	$30 million to $35 million
	$425 million to $450 million

(1) Consists primarily of consulting fees and contractual cancellations.

(2) Consists primarily of costs to transfer product lines from one facility to another, including costs of transfer teams, freight and product line validations.

During 2008, we recorded $78 million of restructuring charges. In addition, we recorded $55 million of expenses within other lines of our consolidated statements of operations related to our restructuring initiatives. The following presents these costs by major type and line item within our consolidated statements of operations:

(in millions)	Termination Benefits	Retention Incentives	Asset Write-offs	Accelerated Depreciation	Transfer Costs	Other	Total
Restructuring charges	**$34**		**$10**			**$34**	**$ 78**
Restructuring-related expenses:							
Cost of products sold		$ 9		$4	$4		17
Selling, general and administrative expenses		27		4			31
Research and development expenses		7					7
		43		**8**	**4**		**55**
	$34	**$43**	**$10**	**$8**	**$4**	**$34**	**$133**

During 2007, we recorded $176 million of restructuring charges, and $8 million of restructuring-related expenses within other lines of our consolidated statements of operations. The following presents these costs by major type and line item within our consolidated statements of operations:

(in millions)	Termination Benefits	Retention Incentives	Asset Write-offs	Accelerated Depreciation	Transfer Costs	Other	Total
Restructuring charges	**$158**		**$8**			**$10**	**$176**
Restructuring-related expenses:							
Cost of products sold		$1		$1			2
Selling, general and administrative expenses		2		2			4
Research and development expenses		2					2
		5		**3**			**8**
	$158	**$5**	**$8**	**$3**		**$10**	**$184**

The termination benefits recorded during 2008 and 2007 represent amounts incurred pursuant to our on-going benefit arrangements and amounts for "one-time" involuntary termination benefits, and have been recorded in accordance with Financial Accounting Standards Board (FASB) Statement No. 112, *Employer's Accounting for Postemployment Benefits* and FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We expect to record the additional termination benefits in 2009 when we identify with more specificity the job classifications, functions and locations of the remaining head count to be eliminated. Retention incentives represent cash incentives, which are being recorded over the future service period during which eligible employees must remain employed with us in order to retain the payment. The other restructuring costs, which, in 2008 and 2007, represented primarily consulting fees, are being recognized and measured at their fair value in the period in which the liability is incurred in accordance with FASB Statement No. 146.

We have incurred cumulative restructuring and restructuring-related costs of $317 million since we committed to the plan in October 2007. The following presents these costs by major type (in millions):

Termination benefits	$192
Retention incentives	48
Fixed asset write-offs	18
Accelerated depreciation	11
Transfer costs	4
Other	44
	$317

In 2008, we made cash payments of approximately $185 million associated with our restructuring initiatives, which related to termination benefits and retention incentives paid and other restructuring charges. We have made cumulative cash payments of approximately $230 million since we committed to our restructuring initiatives in October 2007. These payments were made using cash generated from our operations. We expect to record the remaining costs associated with these restructuring initiatives during 2009 and make the remaining cash payments throughout 2009 and 2010 using cash generated from operations.

As a result of our restructuring- and divestiture-related initiatives, we have reduced our R&D and SG&A expenses by an annualized run rate of approximately $500 million exiting 2008. In addition, we expect annualized run-rate reductions of manufacturing costs of approximately $35 million to $40 million, as a result of our transfers of production lines. Due to the longer-term nature of these initiatives, we do not expect to achieve the full benefit of these reductions in manufacturing costs until 2012. We have partially reinvested our savings from our head count reductions into targeted head count increases of 500 positions, primarily in direct sales, to drive sales growth.

Plant Network Optimization

On January 27, 2009, our Board of Directors approved, and we committed to, a plant network optimization plan, which is intended to simplify our manufacturing plant structure by transferring certain production lines from one facility to another and by closing certain facilities. The plan is a complement to our previously announced expense and head count reduction plan, and is intended to improve overall gross profit margins. Activities under the plan will be initiated in 2009 and are expected to be substantially completed by the end of 2011. We estimate that the plan will result in annual reductions of manufacturing costs of approximately $65 million to $80 million in 2012. These savings are in addition to the estimated $35 million to $40 million of annual reductions of manufacturing costs in 2012 from activities under our previously announced expense and head count reduction plan.

We estimate that the plan will result in total pre-tax charges of approximately $135 million to $150 million, and that approximately $120 million to $130 million of these charges will result in future cash outlays. The following provides a summary of our estimates of costs associated with the plan by major type of cost:

Type of cost	Total estimated amount expected to be incurred
Restructuring charges:	
Termination benefits	$45 million to $50 million
Restructuring-related expenses:	
Accelerated depreciation	$15 million to $20 million
Transfer costs (1)	$75 million to $80 million
	$135 million to $150 million

(1) Consists primarily of costs to transfer product lines from one facility to another, including costs of transfer teams, freight and product line validations.

The estimated restructuring charges relate primarily to termination benefits to be recorded pursuant to FASB Statement No. 112, *Employer's Accounting for Postemployment Benefits* and FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The accelerated depreciation will be recorded through cost of products sold over the new remaining useful life of the related assets and the production line transfer costs will be recorded through cost of products sold as incurred.

Litigation-related Charges

In 2008, we recorded a charge of $334 million as a result of a ruling by a federal judge in a patent infringement case brought against us by Johnson & Johnson. In 2007, we recorded a charge of $365 million associated with this case. See further discussion of our material legal proceedings in *Item 3. Legal Proceedings* and *Note L—Commitments and Contingencies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report.

Interest Expense

Our interest expense decreased to $468 million in 2008 as compared to $570 million in 2007. The decrease in our interest expense related primarily to a decrease in our average debt levels, due to debt prepayments of $1.425 billion during the year, as well as a decrease in our average borrowing rate.

Our interest expense increased to $570 million in 2007 as compared to $435 million in 2006. The increase in our interest expense related primarily to an increase in our average debt levels, as well as an increase in our average borrowing rate. Our average debt levels for 2007 increased compared to 2006 as a result of carrying a full year of incremental debt due to the acquisition of Guidant in April 2006.

Fair Value Adjustment

We recorded net expense of $8 million in 2007 and $95 million in 2006 to reflect the change in fair value related to the sharing of proceeds feature of the Abbott stock purchase, which is discussed in further detail in *Note D—Acquisitions* to our 2008 consolidated financial statements included in Item 8 of this Annual Report. This sharing of proceeds feature was marked-to-market through earnings based upon changes in our stock price, among other factors. There was no fair value associated with this feature as of December 31, 2007.

Other, net

Our other, net reflected expense of $58 million in 2008, income of $23 million in 2007, and expense of $56 million in 2006. The following are the components of other, net:

	Year Ended December 31,		
(in millions)	2008	2007	2006
Net losses on investments and notes receivable	$(93)	$(54)	$(109)
Interest income	47	79	67
Other	(12)	(2)	(14)
	$(58)	**$ 23**	**$ (56)**

Refer to *Note G—Investments and Notes Receivable* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information regarding our investment portfolio. Our interest income decreased in 2008, as compared to

2007, due primarily to lower average investment rates. Our interest income increased in 2007, as compared to 2006, due primarily to higher average cash balances, partially offset by lower average investment rates.

Tax Rate

The following provides a summary of our reported tax rate:

				Percentage Point Increase (Decrease)	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Reported tax rate	0.2%	(13.0)%	1.2%	13.2%	(14.2)%
Impact of certain charges	18.9%	25.6%	20.2%	(6.7)%	5.4%

In 2008, the increase in our reported tax rate, as compared to 2007, related primarily to the impact of certain charges and gains that are taxed at different rates than our effective tax rate. These amounts related primarily to gains and losses associated with the divestiture of certain non-strategic businesses and investments, goodwill and intangible asset impairment charges, litigation-related charges, and changes in the geographic mix of our net sales. In 2007, the decrease in our reported tax rate as compared to 2006 related primarily to additional foreign tax credits, changes in the geographic mix of our net sales, and the impact of certain charges during 2007 that are taxed at different rates than our effective tax rate. These charges included litigation- and restructuring-related charges, changes to the reserve for uncertain tax positions relating to items originating in prior periods, purchased research and development, and losses associated with the divestiture of non-strategic businesses.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* At December 31, 2008, we had $1.107 billion of gross unrecognized tax benefits, $978 million of which, if recognized, would affect our effective tax rate. At December 31, 2007, we had $1.180 billion of gross unrecognized tax benefits, $415 million of which, if recognized, would affect our effective tax rate. The net reduction in our unrecognized tax benefits is attributable primarily to the resolution of certain unrecognized tax positions in 2008. The amount of unrecognized tax benefits which, if recognized, would affect our effective tax rate increased at December 31, 2008, as compared to December 31, 2007, due to the adoption of FASB Statement No. 141(R), *Business Combinations,* as of January 1, 2009, which requires that we recognize changes in acquired income tax uncertainties (applied to acquisitions before and after the adoption date) as income tax expense or benefit.

We are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. We have concluded all U.S. federal income tax matters through 2000 and substantially all material state, local, and foreign income tax matters through 2001.

Liquidity and Capital Resources

The following provides a summary of key performance indicators that we use to assess our liquidity and operating performance.

Net Debt[3]

	As of December 31,	
(in millions)	2008	2007
Short-term debt	$ 2	$ 256
Long-term debt	6,743	7,933
Total debt	**6,745**	**8,189**
Less: cash and cash equivalents	1,641	1,452
Net debt	**$5,104**	**$6,737**

EBITDA[4]

	Year Ended December 31,		
(in millions)	2008	2007	2006
Net loss	$(2,036)	$(495)	(3,577)
Interest income	(47)	(79)	(67)
Interest expense	468	570	435
Income tax expense (benefit)	5	(74)	42
Depreciation	321	298	251
Amortization	543	620	474
EBITDA	**$ (746)**	**$ 840**	**$(2,442)**

[3] Management uses net debt to monitor and evaluate cash and debt levels and believes it is a measure that provides valuable information regarding our net financial position and interest rate exposure. Users of our financial statements should consider this non-GAAP financial information in addition to, not as a substitute for, nor as superior to, financial information prepared in accordance with GAAP.

[4] Management uses EBITDA to assess operating performance and believes that it may assist users of our financial statements in analyzing the underlying trends in our business over time. In addition, management considers adjusted EBITDA as a component of the financial covenants included in our credit agreements. Users of our financial statements should consider this non-GAAP financial information in addition to, not as a substitute for, nor as superior to, financial information prepared in accordance with GAAP. Our EBITDA included goodwill and intangible asset impairment charges; acquisition-, divestiture-, litigation- and restructuring-related net charges (pre-tax) of $2.872 billion for 2008, $1.249 billion for 2007 and $4.622 billion for 2006. See *Financial Summary* for a description of 2008 charges (credits). In 2007, these charges included:

- $21 million of intangible asset impairment charges related to our decision to temporarily suspend further significant funding of the Petal™ bifurcation stent project acquired with Advanced Stent Technologies;
- $122 million of acquisition-related charges, including purchased research and development related primarily to our acquisition of Remon Medical Technologies, Inc. and integration costs related to our acquisition of Guidant;
- $560 million, primarily non-cash, associated with the write-down of goodwill in connection with the divestiture of non-strategic businesses;
- $365 million attributable to estimated potential losses associated with patent litigation with Johnson & Johnson;
- $181 million of restructuring charges associated with our on-going expense and head count reduction initiative, net of accelerated depreciation.

In 2006, these charges represented costs associated with our acquisition of Guidant Corporation and primarily included: purchased research and development charges; a charge for the step-up value of Guidant inventory sold; and a credit resulting primarily from the reversal of accrued contingent payments due to the cancellation of the abdominal aortic aneurysm (AAA) program that we obtained as part of our acquisition of TriVascular, Inc.

Cash Flow

(in millions)	Year Ended December 31, 2008	2007	2006
Cash provided by operating activities	$ 1,216	$ 934	$ 1,845
Cash provided by (used for) investing activities	324	(474)	(9,312)
Cash (used for) provided by financing activities	(1,350)	(680)	8,439

Operating Activities

Cash generated by our operating activities continues to be a major source of funds for servicing our outstanding debt obligations and investing in our growth. The increase in operating cash flow in 2008, as compared to 2007, is due primarily to the receipt of a $250 million milestone payment from Abbott following the July 2008 FDA approval of the XIENCE V™ everolimus-eluting coronary stent system. In addition, we made lower interest payments of $129 million in 2008, as compared to 2007, due to lower average debt balances. These increases were partially offset by $187 million of payments made in 2008 towards the Guidant multi-district litigation (MDL) settlement, described in *Note L—Commitments and Contingencies* to our consolidated financial statements included in Item 8 of this Annual Report.

The decrease in operating cash flow in 2007, as compared to 2006, is attributable primarily to: approximately $400 million in tax payments made in the first quarter of 2007, associated principally with the gain on Guidant's sale of its vascular intervention and endovascular solutions businesses to Abbott; an increase in interest payments of $160 million due to higher average debt levels; decreases in EBITDA, excluding acquisition-, divestiture-, litigation- and restructuring-related charges of approximately $150 million; and an increase in severance and other merger and restructuring-related payments of approximately $100 million, including severance payments made in the first half of 2007 in conjunction with our acquisition and integration of Guidant. See *Note D—Acquisitions* to our consolidated financial statements included in Item 8 of this Annual Report for further details.

Investing Activities

We made capital expenditures of $362 million in 2008, $363 million in 2007, and $341 million in 2006. We expect to incur capital expenditures of approximately $375 million during 2009, which includes capital expenditures to upgrade further our quality systems and information systems infrastructure, to enhance our manufacturing capabilities in order to support a second drug-eluting stent platform, and to support continued growth in our business units.

During 2008, our investing activities included proceeds of approximately $1.3 billion associated with the divestiture of certain businesses, $95 million of proceeds associated with definitive agreements with Saints Capital and Paul Capital Partners to sell the majority of our investments in, and notes receivable from certain publicly traded and privately held companies, and $54 million from the sale of certain other investments and collections of notes receivable. These cash inflows were partially offset by $675 million in payments related to prior period acquisitions associated primarily with Advanced Bionics, and $39 million of cash payments for investments in privately held companies, and acquisitions of certain technology rights. In addition, we paid $21 million, net of cash acquired, to acquire CryoCor, Inc. and $17 million, net of cash acquired to acquire Labcoat, Ltd. Refer to *Note G—Investments and Notes Receivable* and *Note D—Acquisitions* to our consolidated financial statements contained in Item 8 of this Annual Report for more information.

During 2007, our investing activities included $248 million of payments related to prior period acquisitions, associated primarily with Advanced Bionics; and $53 million of cash payments for investments in privately held companies, and acquisitions of certain technology rights. Further, we paid approximately $70 million in cash, net of cash acquired, to acquire Remon Medical Technologies, Inc. We also issued approximately five million shares of our common stock valued at approximately $90 million and paid $10 million in cash, in addition to our previous investments of $40 million, to acquire the remaining interests of EndoTex Interventional Systems, Inc. These cash outflows were partially offset by $243 million of gross proceeds from the sale of several of our investments in, and collection of notes receivable from, certain privately held and publicly traded companies. Refer to *Note G—Investments and Notes Receivable* and *Note D—Acquisitions* to our consolidated financial statements contained in Item 8 of this Annual Report for more information.

During 2006, we paid an aggregate purchase price of approximately $21.7 billion, net of cash acquired, to acquire Guidant Corporation, which included: approximately $7.8 billion of cash; 577 million shares of our common stock at an estimated fair value of $12.5 billion; approximately 40 million of our fully vested stock options granted to Guidant employees at an estimated fair value of $450 million; $97 million associated with the buyout of options of certain former vascular intervention and endovascular solutions Guidant employees; and $770 million of direct acquisition costs, including a $705 million payment made to Johnson & Johnson in connection with the termination of its merger agreement with Guidant. In addition, our investing activities during 2006 included

$397 million of payments related to prior period acquisitions, associated primarily with Advanced Bionics, CryoVascular Systems, Inc. and Smart Therapeutics, Inc.; and $98 million of payments for acquisitions of certain technology rights. Partially offsetting these cash outflows were proceeds of $159 million related to the maturity of marketable securities and $33 million of proceeds from the sale of investments in certain privately held companies.

Financing Activities

Our cash flows from financing activities reflect issuances and repayments of debt, payments for share repurchases and proceeds from stock issuances related to our equity incentive programs. We expect to continue to use a significant portion of our future operating cash flow over the next several years to reduce our debt obligations.

Debt

We had total debt of $6.745 billion at December 31, 2008 at an average interest rate of 5.65 percent as compared to total debt of $8.189 billion at December 31, 2007 at an average interest rate of 6.36 percent. The debt maturity schedule for the significant components of our debt obligations as of December 31, 2008, is as follows:

(in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Term loan		$825	$2,000				$2,825
Abbott Laboratories loan			900				900
Senior notes			850			$2,200	3,050
	$	**$825**	**$3,750**	**$**	**$**	**$2,200**	**$6,775**

Note: The table above does not include discounts associated with our Abbott loan and senior notes, or amounts related to interest rate swaps used to hedge the fair value of certain of our senior notes.

During 2008, we made debt prepayments of $1.175 billion outstanding under our term loan using cash generated by operations. In addition, we repaid $250 million outstanding under our credit facility secured by our U.S. trade receivables. There were no amounts outstanding under this facility at December 31, 2008. We also maintain a separate $2.0 billion revolving credit facility. In 2008, we issued a $717 million surety bond backed by a $702 million letter of credit and $15 million of cash to secure a damage award related to the Johnson & Johnson patent infringement case pending appeal, described in *Note L—Commitments and Contingencies*, reducing the credit availability under the revolving facility. There were no amounts outstanding under the facility at December 31, 2008. In February 2009, we amended our term loan and revolving credit facility agreement to increase flexibility under our financial covenants. Refer to *Note I—Borrowings and Credit Arrangements* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for information regarding the terms of the amendment. At the same time, we prepaid $500 million of our term loan and reduced our revolving credit facility by $250 million. As a result, our next debt maturity is $325 million due in April 2010.

During 2007, we prepaid $1.0 billion outstanding under the term loan, using $750 million of cash on hand and $250 million in borrowings against a $350 million credit facility secured by our U.S. trade receivables. In addition, in 2007, cash flows from financing activities included a $60 million contractual payment made to reimburse Abbott for a portion of its cost of borrowing $1.4 billion in 2006 to purchase shares of our common stock in connection with our acquisition of Guidant. Refer to *Note D—Acquisitions* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information regarding the Abbott transaction.

During 2006, we received net proceeds from borrowings of $6.888 billion, which we used primarily to finance the cash portion of the Guidant acquisition. In addition, we received $1.4 billion from the sale of shares of our common stock to Abbott. Refer to *Note D—Acquisitions* and *Note I—Borrowings and Credit Arrangements* to our consolidated financial statements contained in Item 8 of this Annual Report for more information on the Abbott transaction and our debt obligations.

Our term loan and revolving credit facility agreement requires that we maintain certain financial covenants. At December 31, 2008, we were in compliance with the required covenants. Our inability to maintain these covenants could require us to seek to further renegotiate the terms of our credit facilities or seek waivers from compliance with these covenants, both of which could result in additional borrowing costs. See *Note I—Borrowings and Credit Arrangements* to our consolidated financial statements contained in Item 8 of this Annual Report for more information regarding these covenants.

Equity

During 2008, we received $71 million in proceeds from stock issuances related to our stock option and employee stock purchase plans, as compared to $132 million in 2007 and $145 million in 2006. Proceeds from the exercise of employee stock options and employee stock purchases vary from period to period based upon, among other factors, fluctuations in the trading price of our common stock and in the exercise and stock purchase patterns of employees.

We did not repurchase any of our common stock during 2008, 2007 or 2006. Approximately 37 million shares remain under our previous share repurchase authorizations.

Contractual Obligations and Commitments

The following table provides a summary of certain information concerning our obligations and commitments to make future payments, which is in addition to our outstanding principal debt obligations as presented in the previous table, and is based on conditions in existence as of December 31, 2008. See *Note D—Acquisitions* and *Note I—Borrowings and Credit Arrangements* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for additional information regarding our acquisition and debt obligations.

	Payments Due by Period						
(in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Lease obligations(1)	$ 64	$ 56	$ 45	$ 35	$ 26	$ 57	$ 283
Purchase obligations(1)(2)	338	39	11	4	3		395
Minimum royalty obligations(1)	29	27	14	2	1	6	79
Unrecognized tax benefits	124						124
Interest payments(1)(3)	338	297	199	133	133	747	1,847
	$893	**$419**	**$269**	**$174**	**$163**	**$810**	**$2,728**

(1) In accordance with U.S. GAAP, these obligations relate to expenses associated with future periods and are not reflected in our consolidated balance sheets.
(2) These obligations relate primarily to inventory commitments and capital expenditures entered in the normal course of business.
(3) Interest payment amounts related to our term loan are projected using market interest rates as of December 31, 2008. Future interest payments may differ from these projections based on changes in the market interest rates.

The table above does not reflect unrecognized tax benefits of $1.251 billion, the timing of which is uncertain. Refer to *Note K—Income Taxes* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information on these unrecognized tax benefits.

Certain of our acquisitions involve the payment of contingent consideration. See *Note D—Acquisitions* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for the estimated maximum potential amount of future contingent consideration we could be required to pay associated with our recent acquisitions. Since it is not possible to estimate when, or even if, performance milestones will be reached, or the amount of contingent consideration payable based on future revenues, the maximum contingent consideration has not been included in the table above. Additionally, we may consider satisfying these commitments by issuing our stock or refinancing the commitments with cash, including cash obtained through the sale of our stock. Payments due to the former shareholders of Advanced Bionics in connection with our amended merger agreement are accrued as of December 31, 2008, and therefore, do not appear in the table above.

Certain of our equity investments give us the option to acquire the company in the future. Since it is not possible to estimate when, or even if, we will exercise our option to acquire these companies, we have not included these future potential payments in the table above.

At December 31, 2008, we had outstanding letters of credit of approximately $819 million, as compared to approximately $110 million at December 31, 2007, which consisted primarily of bank guarantees and collateral for workers' compensation programs. The increase is due primarily to a $702 million letter of credit entered into in 2008 in order to secure a damage award pending appeal related to the Johnson & Johnson patent infringement case. As of December 31, 2008, none of the beneficiaries had drawn upon the letters of credit or guarantees. We believe we have sufficient cash on hand and intend to fund these payments without drawing on the letters of credit.

Critical Accounting Policies and Estimates

Our financial results are affected by the selection and application of accounting policies. We have adopted accounting policies to prepare our consolidated financial statements in conformity with U.S. GAAP. We describe these accounting polices in *Note A—Significant Accounting Policies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report.

To prepare our consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of our revenue and expenses during the reporting period. Our actual results may differ from these estimates.

We consider estimates to be critical if (i) we are required to make assumptions about material matters that are uncertain at the time of estimation or if (ii) materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas requiring management's judgment that we consider critical:

Revenue Recognition

We generate revenue primarily from the sale of single-use medical devices. We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. We generally meet these criteria at the time of shipment, unless a consignment arrangement exists or we are required to provide additional services. We recognize revenue from consignment arrangements based on product usage, or implant, which indicates that the sale is complete. For our other transactions, we recognize revenue when our products are delivered and risk of loss transfers to the customer, provided there are no substantive remaining performance obligations required of us or any matters requiring customer acceptance, and provided we can form an estimate for sales returns. For multiple-element arrangements where the sale of devices is combined with future service obligations, as with our LATITUDE® Patient Management System, we defer revenue on the undelivered element based on verifiable objective evidence of fair value, and recognize the associated revenue over the related service period. We present revenue net of sales taxes in our consolidated statements of operations.

We generally allow our customers to return defective, damaged and, in certain cases, expired products for credit. We base our estimate for sales returns upon historical trends and record the amount as a reduction to revenue when we sell the initial product. In addition, we may allow customers to return previously purchased products for next-generation product offerings; for these transactions, we defer recognition of revenue based upon an estimate of the amount of product to be returned when the next-generation products are shipped to the customer.

We offer sales rebates and discounts to certain customers. We treat sales rebates and discounts as a reduction of revenue and classify the corresponding liability as current. We estimate rebates for products where there is sufficient historical information available to predict the volume of expected future rebates. If we are unable to estimate the expected rebates reasonably, we record a liability for the maximum rebate percentage offered. We have entered certain agreements with group purchasing organizations to sell our products to participating hospitals at negotiated prices. We recognize revenue from these agreements following the same revenue recognition criteria discussed above.

Inventory Provisions

We base our provisions for excess and obsolete inventory primarily on our estimates of forecasted net sales. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for excess and obsolete inventory in the future. The industry in which we participate is characterized by rapid product development and frequent new product introductions. Uncertain timing of next-generation product approvals, variability in product launch strategies, product recalls and variation in product utilization all affect our estimates related to excess and obsolete inventory.

Valuation of Business Combinations

We record intangible assets acquired in business combinations under the purchase method of accounting. We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their fair values at the dates of acquisition in accordance with FASB Statement No. 141, *Business Combinations,* including identifiable intangible assets and purchased research and development which either arise from a contractual or legal right or are separable from goodwill. We base the fair value of identifiable intangible assets and purchased research and development on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired to goodwill. The use of alternative valuation assumptions, including estimated cash flows and discount rates, and alternative estimated useful life assumptions could result in different purchase price allocations, purchased research and development charges, and intangible asset amortization expense in current and future periods.

Purchased Research and Development

Our purchased research and development represents the value of acquired in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. Through December 31, 2008, we have expensed the value attributable to these in-process projects at the time of the acquisition in accordance with accounting standards effective through that date. If the projects are not successful or completed in a timely manner, we may not realize the financial benefits expected for these projects or for the acquisition as a whole. In addition, we record certain costs associated with our alliances as purchased research and development.

We use the income approach to determine the fair values of our purchased research and development. This approach calculates fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected levels of market share. In arriving at the value of the in-process projects, we consider, among other factors: the in-process projects' stage of completion; the complexity of the work completed as of the acquisition date; the costs already incurred; the projected costs to complete; the contribution of core technologies and other acquired assets; the expected introduction date; and the estimated useful life of the technology. We base the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and medical technology investment risk factors. For the in-process projects acquired in connection with our recent acquisitions, we used the following ranges of risk-adjusted discount rates to discount our projected cash flows: 34 percent in 2008, 19 percent in 2007, and 13 percent to 17 percent in 2006. We believe that the estimated in-process research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Impairment of Intangible Assets

We review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists we test the intangible asset for recoverability. For purposes of the recoverability test, we group our intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), we will write the carrying value down to the fair value in the period identified. In addition, we review our indefinite-lived intangible assets at least annually for impairment and reassess their classification as indefinite-lived assets. To test for impairment, we calculate the fair value of our indefinite-lived intangible assets and compare the calculated fair values to the respective carrying values. If the carrying value exceeds the fair value of the indefinite-lived intangible asset, the carrying value is written down to the fair value.

We generally calculate fair value of our intangible assets as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, we use estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group). The use of alternative assumptions, including estimated cash flows, discount rates, and alternative estimated remaining useful lives could result in different calculations of impairment. See *Note A—Significant Accounting Policies* and *Note E - Goodwill and Other Intangible Assets* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information related to impairment of intangible assets during 2008, 2007 and 2006.

Goodwill Impairment

We test our goodwill balances as of April 1 during the second quarter of each year for impairment. We test our goodwill balances more frequently if indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, we utilize the two-step approach prescribed under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. We have identified our domestic divisions, which in aggregate make up the U.S. reportable segment, and our two international operating segments as our reporting units for purposes of the goodwill impairment test. To derive the carrying value of our reporting units at the time of acquisition, we assign goodwill to the reporting units that we expect to benefit from the respective business combination. In addition, for purposes of performing our annual goodwill impairment test, assets and liabilities, including corporate assets, which relate to a reporting unit's operations, and would be considered in determining fair value, are allocated to the individual reporting units. We allocate assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. If we were unable to complete the second step of the test prior to the issuance of our financial statements and an impairment loss was probable and could be reasonably estimated, we would recognize our best estimate of the loss in our current period financial statements and disclose that the amount is an estimate. We would then recognize any adjustment to that estimate in subsequent reporting periods, once we have finalized the second step of the impairment test.

During the fourth quarter of 2008, we recorded a $2.613 billion goodwill impairment charge associated with our acquisition of Guidant. The decline in our stock price and our market capitalization during the fourth quarter created an indication of potential impairment of our goodwill balance; therefore, we performed an interim impairment test. Key factors contributing to the impairment charge included disruptions in the credit and equity market, and the resulting impacts to weighted-average cost of capital, and changes in CRM market demand relative to our original assumptions at the time of acquisition. Refer to *Note E—Goodwill and Other Intangible Assets* to our consolidated financial statements contained in Item 8 of this Annual Report for more information.

Investments in Publicly Traded and Privately Held Entities

We account for investments in entities over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock and the entity is not a variable interest entity in which we are the primary beneficiary. We account for investments in entities over which we do not have the ability to exercise significant influence under the cost method. Our determination of whether we have the ability to exercise significant influence over an entity requires judgment. We consider the guidance in Accounting Principles Board (APB) Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* Emerging Issues Task Force (EITF) Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* and EITF Topic D-46, *Accounting for Limited Partnership Investments,* in determining whether we have the ability to exercise significant influence over an entity.

We regularly review our investments for impairment indicators. If we determine that impairment exists and it is other-than-temporary, we recognize an impairment loss equal to the difference between an investment's carrying value and its fair value. See *Note A—Significant Accounting Policies* and *Note G-Investments and Notes Receivable* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for a detailed analysis of our investments and our accounting treatment for our investment portfolio.

Income Taxes

We utilize the asset and liability method for accounting for income taxes. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax bases of our assets and liabilities. We measure deferred tax assets and liabilities using the enacted tax rates and laws that will be in effect when we expect the differences to reverse.

We recognized net deferred tax liabilities of $1.351 billion at December 31, 2008 and $1.605 billion at December 31, 2007. The liabilities relate primarily to deferred taxes associated with our acquisitions. The assets relate primarily to the establishment of inventory and product-related reserves, litigation and product liability reserves, purchased research and development, investment write-downs, net operating loss carryforwards and tax credit carryforwards. In light of our historical financial performance, we believe we will recover substantially all of these assets. We reduce our deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. We consider relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years, as well as an evaluation of currently available information about future years.

We do not provide income taxes on unremitted earnings of our foreign subsidiaries where we have indefinitely reinvested such earnings in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that we have indefinitely reinvested offshore are $9.327 billion at December 31, 2008 and $7.804 billion at December 31, 2007.

We provide for potential amounts due in various tax jurisdictions. In the ordinary course of conducting business in multiple countries and tax jurisdictions, there are many transactions and calculations where the ultimate tax outcome is uncertain. Judgment is required in determining our worldwide income tax provision. In our opinion, we have made adequate provisions for income taxes for all years subject to audit. Although we believe our estimates are reasonable, we can make no assurance that the final tax outcome of these matters will not be different from that which we have reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which we make such determination.

See *Note K—Income Taxes* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for a detailed analysis of our income tax accounting.

Legal, Product Liability Costs and Securities Claims

We are involved in various legal and regulatory proceedings, including intellectual property, breach of contract, securities litigation and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures or impact our ability to sell our products. We are substantially self-insured with respect to product liability claims. We maintain insurance policies providing limited coverage against securities claims. We generally record losses for claims in excess of purchased insurance in earnings at the time and to the extent they are probable and estimable. In accordance with FASB Statement No. 5, *Accounting for Contingencies*, we accrue anticipated costs of settlement, damages, losses for general product liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range.

Our accrual for legal matters that are probable and estimable was $1.089 billion at December 31, 2008 and $994 million at December 31, 2007, and includes estimated costs of settlement, damages and defense. The increase in our accrual is due primarily to a pre-tax charge of $334 million resulting from a ruling by a federal judge in a patent infringement case brought against us by Johnson & Johnson, which we recorded during the third quarter of 2008. Partially offsetting this increase was a reduction of $187 million as a result of payments made in the fourth quarter of 2008 related to the Guidant multi-district litigation (MDL) settlement described in *Note L—Commitments and Contingencies*. In the first quarter of 2009, we made an additional MDL payment of approximately $13 million, and anticipate making the remaining payments of $20 million during the first half of 2009. These amounts were both accrued as of December 31, 2008. We continue to assess certain litigation and claims to determine the amounts that management believes will be paid as a result of such claims and litigation and, therefore, additional losses may be accrued in the future, which could adversely impact our operating results, cash flows and our ability to comply with our debt covenants. See further discussion of our material legal proceedings in *Item 3. Legal Proceedings* and *Note L—Commitments and Contingencies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for further discussion of our individual material legal proceedings.

New Accounting Standards

Standards Implemented

Interpretation No. 48

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* to create a single model to address accounting for uncertainty in tax positions. We adopted Interpretation No. 48 as of the first quarter of 2007. Interpretation No. 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return, as well as enhanced disclosures regarding uncertainties in income tax positions, including a roll forward of tax benefits taken that do not qualify for financial statement recognition. Refer to *Note K—Income Taxes* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information regarding our application of Interpretation No. 48 and its impact on our consolidated financial statements.

Statement No. 157

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. Statement No. 157 does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. We adopted the provisions of Statement No. 157 for financial assets and financial liabilities as of January 1, 2008, and will apply those provisions to nonfinancial assets and nonfinancial liabilities as of January 1, 2009. Refer to *Note C—Fair Value Measurements* to our consolidated financial statements contained in Item 8 of this Annual Report for a discussion of our adoption of Statement No. 157 and its impact on our financial statements.

Statement No. 158

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which amends Statements Nos. 87, 88, 106 and 132(R). Statement No. 158 requires recognition of the funded status of a benefit plan in the consolidated statements of financial position, as well as the recognition of certain gains and losses that arise during the period, but are deferred under pension accounting rules, in other comprehensive income (loss). Additionally, Statement No. 158 requires that, beginning with fiscal years ending after December 15, 2008, a business entity measure plan assets and benefit obligations as of its fiscal year-end statement of financial position. We adopted the measurement-date requirement in 2008 and the other provisions of Statement No. 158 in 2006. Refer to *Note A—Significant Accounting Policies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information on our pension and other postretirement plans.

Statement No. 159

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which allows an entity to elect to record financial assets and financial liabilities at fair value upon their initial recognition on a contract-by-contract basis. We adopted Statement No. 159 as of January 1, 2008 and did not elect the fair value option for our eligible financial assets and financial liabilities.

New Standards to be Implemented

Statement No. 161

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities,* which amends Statement No. 133 by requiring expanded disclosures about an entity's derivative instruments and hedging activities. Statement No. 161 requires increased qualitative, quantitative, and credit-risk disclosures, including (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. We are required to adopt Statement No. 161 for our first quarter ending March 31, 2009.

Staff Position No. 157-2

In February 2008, the FASB released Staff Position No. 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are required to apply the provisions of Statement No. 157 to nonfinancial assets and nonfinancial liabilities as of January 1, 2009. We do not believe the adoption of Staff Position No. 157-2 will have a material impact on our future results of operations or financial position.

Statement No. 141(R)

In December 2007, the FASB issued Statement No. 141(R), *Business Combinations,* a replacement for Statement No. 141. Statement No. 141(R) retains the fundamental requirements of Statement No. 141, but requires the recognition of all assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. It also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies at their acquisition date fair values. Additionally, Statement No. 141(R) supersedes FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* which required research and development assets acquired in a business combination that had no alternative future use to be measured at their fair values and expensed at the acquisition date. Statement No. 141(R) now requires that purchased research and development be recognized as an intangible asset. We are required to adopt Statement No. 141(R) prospectively for any acquisitions on or after January 1, 2009, except for changes in tax assets and liabilities associated with prior acquisitions.

Management's Report on Internal Control over Financial Reporting

As the management of Boston Scientific Corporation, we are responsible for establishing and maintaining adequate internal control over financial reporting. We designed our internal control system to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of our financial statements.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting. This report in which they expressed an unqualified opinion is included below.

/s/ James R. Tobin

James R. Tobin
President and Chief Executive Officer

/s/ Sam R. Leno

Sam R. Leno
Executive Vice President—Finance & Information Systems and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Boston Scientific Corporation

We have audited Boston Scientific Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Boston Scientific Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Boston Scientific Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Boston Scientific Corporation as of December 31, 2008 and December 31, 2007 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Boston Scientific Corporation and our report dated February 24, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 24, 2009

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop, manufacture and sell medical devices globally and our earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. We operate the program pursuant to documented corporate risk management policies. We do not enter derivative transactions for speculative purposes. Gains and losses on derivative financial instruments substantially offset losses and gains on underlying hedged exposures. Furthermore, we manage our exposure to counterparty risk on derivative instruments by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

Our currency risk consists primarily of foreign currency denominated firm commitments, forecasted foreign currency denominated intercompany and third party transactions and net investments in certain subsidiaries. We use both nonderivative (primarily European manufacturing operations) and derivative instruments to manage our earnings and cash flow exposure to changes in currency exchange rates. We had currency derivative instruments outstanding in the contract amount of $4.396 billion at December 31, 2008 and $4.135 billion at December 31, 2007. We recorded $132 million of other assets and $195 million of other liabilities to recognize the fair value of these derivative instruments at December 31, 2008 as compared to $19 million of other assets and $118 million of other liabilities at December 31, 2007. A ten percent appreciation in the U.S. dollar's value relative to the hedged currencies would increase the derivative instruments' fair value by $315 million at December 31, 2008 and by $293 million at December 31, 2007. A ten percent depreciation in the U.S. dollar's value relative to the hedged currencies would decrease the derivative instruments' fair value by $385 million at December 31, 2008 and by $355 million at December 31, 2007. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or forecasted transaction.

Our interest rate risk relates primarily to U.S. dollar borrowings partially offset by U.S. dollar cash investments. We use interest rate derivative instruments to manage our earnings and cash flow exposure to changes in interest rates. We had interest rate derivative instruments outstanding in the notional amount of $4.9 billion at December 31, 2008 and $1.5 billion at December 31, 2007. The notional amount increase is due to new hedge contracts of $4.4 billion entered into during 2008, partially offset by a scheduled hedge reduction of $1.0 billion on our existing contracts. We recorded $46 million of other liabilities to recognize the fair value of our interest rate derivative instruments at December 31, 2008 as compared to $17 million at December 31, 2007. A one-percentage point increase in interest rates would increase the derivative instruments' fair value by $32 million at December 31, 2008, as compared to an increase of $9 million at December 31, 2007. A one-percentage point decrease in interest rates would decrease the derivative instruments' fair value by $35 million at December 31, 2008 as compared to a decrease of $9 million at December 31, 2007. Any increase or decrease in the fair value of our interest rate derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged interest payments related to our LIBOR-indexed floating rate loans. At December 31, 2008, $6.518 billion of our outstanding debt obligations was at fixed interest rates or had been converted to fixed interest rates through the use of interest rate derivative instruments, representing 97 percent of our total debt.

See *Note C—Fair Value Measurements* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for detailed information regarding our derivative financial instruments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Boston Scientific Corporation

We have audited the accompanying consolidated balance sheets of Boston Scientific Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Scientific Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note K to the accompanying consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Boston Scientific Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009, expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 24, 2009

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

Year Ended December 31,	2008	2007	2006
Net sales	$ 8,050	$ 8,357	$ 7,821
Cost of products sold	2,469	2,342	2,207
Gross profit	**5,581**	**6,015**	**5,614**
Operating expenses:			
Selling, general and administrative expenses	2,589	2,909	2,675
Research and development expenses	1,006	1,091	1,008
Royalty expense	203	202	231
Amortization expense	543	620	474
Goodwill and intangible asset impairment charges	2,790	21	56
Acquisition-related milestone	(250)		
Purchased research and development	43	85	4,119
Gain on divestitures	(250)		
Loss on assets held for sale		560	
Restructuring charges	78	176	
Litigation-related charges	334	365	
	7,086	6,029	8,563
Operating loss	(1,505)	(14)	(2,949)
Other income (expense)			
Interest expense	(468)	(570)	(435)
Fair-value adjustment for the sharing of proceeds feature of the Abbott Laboratories stock purchase		(8)	(95)
Other, net	(58)	23	(56)
Loss before income taxes	(2,031)	(569)	(3,535)
Income tax expense (benefit)	5	(74)	42
Net loss	**$ (2,036)**	**$ (495)**	**$ (3,577)**
Net loss per common share			
Basic	$ (1.36)	$ (0.33)	$ (2.81)
Assuming dilution	$ (1.36)	$ (0.33)	$ (2.81)
Weighted-average shares outstanding:			
Basic	1,498.5	1,486.9	1,273.7
Assuming dilution	1,498.5	1,486.9	1,273.7

(See notes to the consolidated financial statements)

CONSOLIDATED BALANCE SHEETS
(in millions)

As of December 31,	2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,641	$ 1,452
Trade accounts receivable, net	1,402	1,502
Inventories	853	725
Deferred income taxes	911	679
Assets held for sale	13	1,119
Prepaid expenses and other current assets	632	464
Total current assets	$ 5,452	$ 5,941
Property, plant and equipment, net	1,728	1,715
Investments	113	317
Other assets	181	157
Intangible assets		
Goodwill	12,421	15,103
Core and developed technology, net	6,363	6,978
Patents, net	300	322
Other intangible assets, net	581	664
Total intangible assets	19,665	23,067
Total assets	**$27,139**	**$31,197**

(See notes to the consolidated financial statements)

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

As of December 31,	2008	2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current debt obligations	$ 2	$ 256
Accounts payable	239	139
Accrued expenses	2,612	2,541
Income taxes payable	161	122
Liabilities associated with assets held for sale		39
Other current liabilities	219	153
Total current liabilities	$ 3,233	$ 3,250
Long-term debt	6,743	7,933
Deferred income taxes	2,262	2,284
Other long-term liabilities	1,727	2,633
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $ .01 par value—authorized 50,000,000 shares, none issued and outstanding		
Common stock, $ .01 par value—authorized 2,000,000,000 shares and issued 1,501,635,679 at December 31, 2008 and 1,491,234,911 shares at December 31, 2007	15	15
Additional paid-in capital	15,944	15,788
Deferred cost, ESOP		(22)
Retained deficit	(2,732)	(693)
Accumulated other comprehensive income (loss), net of tax		
Foreign currency translation adjustment	(13)	54
Unrealized gain on available-for-sale securities		16
Unrealized loss on derivative financial instruments	(26)	(59)
Unrealized costs associated with certain retirement plans	(14)	(2)
Total stockholders' equity	13,174	15,097
	$27,139	**$31,197**

(See notes to the consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except share data)

	Common Stock				Deferred Cost, ESOP					
	Shares Issued	Par Value	Additional Paid-In Capital	Deferred Compensation	Shares	Amount	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at January 1, 2006	**844,565,292**	**$ 8**	**$ 1,658**	**$ (98)**			**$(717)**	**$ 3,410**	**$ 21**	
Comprehensive income										
Net loss								(3,577)		$(3,577)
Other comprehensive income (loss), net of tax										
Foreign currency translation adjustment									87	87
Net change in available-for-sale investments									(10)	(10)
Net change in derivative financial instruments									(35)	(35)
Net change in certain retirement amounts									(6)	(6)
Issuance of shares of common stock for Guidant acquisition	577,206,996	6	12,508							
Conversion of outstanding Guidant stock options			450							
Issuance of shares of common stock to Abbott	64,631,157	1	1,399							
Impact of stock-based compensation plans, net of tax			(214)	98			383			
Step-up accounting adjustment for certain investments								(7)		
Acquired 401(k) ESOP for legacy Guidant employees					3,794,965	$ (86)				
401 (k) ESOP transactions			(9)		(1,237,662)	28				
Balance at December 31, 2006	**1,486,403,445**	**$15**	**$15,792**	**$—**	**2,557,303**	**$ (58)**	**$(334)**	**$ (174)**	**$ 57**	**$(3,541)**
Comprehensive income										
Net loss								(495)		(495)
Other comprehensive income (loss), net of tax										
Foreign currency translation adjustment									38	38
Net change in derivative financial instruments									(91)	(91)
Net change in certain retirement amounts									5	5
Cumulative effect adjustment for adoption of Interpretation No. 48								(26)		
Common stock issued for acquisitions			(52)				142			
Impact of stock-based compensation plans, net of tax	4,831,466		61				192			
401 (k) ESOP transactions			(13)		(1,605,737)	36				
Other								2		
Balance at December 31, 2007	**1,491,234,911**	**$15**	**$15,788**		**951,566**	**$ (22)**	**$—**	**$ (693)**	**$ 9**	**$ (543)**
Comprehensive income										
Net loss								(2,036)		(2,036)
Other comprehensive income (loss), net of tax										
Foreign currency translation adjustment									(67)	(67)
Net change in available-for-sale investments									(16)	(16)
Net change in derivative financial instruments									33	33
Net change in certain retirement amounts									(12)	(12)
Impact of stock-based compensation plans, net of tax	10,400,768		166							
401 (k) ESOP transactions			(10)		(951,566)	22				
Other								(3)		
Balance at December 31, 2008	**1,501,635,679**	**$15**	**$15,944**		**—**	**$—**		**$(2,732)**	**$(53)**	**$(2,098)**

(See notes to the consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Year Ended December 31,	2008	2007	2006
Operating Activities			
Net loss	$(2,036)	$ (495)	$(3,577)
Adjustments to reconcile net loss to cash provided by operating activities:			
Depreciation and amortization	864	918	725
Deferred income taxes	(334)	(386)	(420)
Stock-based compensation expense	138	122	113
Net loss on investments and notes receivable	78	54	109
Goodwill and intangible asset impairments	2,790	21	56
Purchased research and development	43	85	4,119
Gain on divestitures	(250)		
Loss on assets held for sale		560	
Fair-value adjustment for sharing of proceeds feature of Abbott stock purchase		8	95
Step-up value of acquired inventory sold			267
Increase (decrease) in cash flows from operating assets and liabilities, excluding the effect of acquisitions and assets held for sale:			
Trade accounts receivable	96	(72)	64
Inventories	(120)	(30)	(53)
Prepaid expenses and other assets	(21)	(43)	79
Accounts payable and accrued expenses	392	45	(1)
Income taxes payable and other liabilities	(416)	125	234
Other, net	(8)	22	35
Cash provided by operating activities	1,216	934	1,845
Investing Activities			
Property, plant and equipment			
Purchases	(362)	(363)	(341)
Proceeds on disposals	2	30	18
Acquisitions			
Payments for acquisitions of businesses, net of cash acquired	(21)	(13)	(8,686)
Payments relating to prior period acquisitions	(675)	(248)	(397)
Other investing activity			
Proceeds from business divestitures	1,287		
Payments for investments in privately-held companies and acquisitions of certain technologies	(56)	(123)	(98)
Proceeds from sales of investments in, and collections of notes receivable from, investment portfolio companies	149	243	33
Proceeds from maturities of marketable securities			159
Cash provided by (used for) investing activities	324	(474)	(9,312)
Financing Activities			
Debt			
Payments on notes payable, capital leases and long-term borrowings	(1,175)	(1,000)	(1,510)
Net (payments on) proceeds from borrowings on credit and security facilities	(250)	246	3
Proceeds from notes payable and long-term borrowings, net of debt issuance costs			8,544
Net payments on commercial paper			(149)
Equity			
Proceeds from issuances of shares of common stock	71	132	145
Excess tax benefit relating to stock options	4	2	7
(Payments) proceeds related to issuance of shares of common stock to Abbott		(60)	1,400
Other, net			(1)
Cash (used for) provided by financing activities	(1,350)	(680)	8,439
Effect of foreign exchange rates on cash	(1)	4	7
Net increase (decrease) in cash and cash equivalents	189	(216)	979
Cash and cash equivalents at beginning of year	1,452	1,668	689
Cash and cash equivalents at end of year	**$ 1,641**	**$ 1,452**	**$ 1,668**

(See notes to the consolidated financial statements)

SUPPLEMENTAL INFORMATION:

Year Ended December 31,	2008	2007	2006
Cash paid for income taxes	$468	$475	$ 199
Cash paid for interest	414	543	383
Non-cash investing activities:			
Stock and stock equivalents issued for acquisitions		$ 90	$12,964
Non-cash financing activities:			
Capital lease arrangements		$ 31	

(See notes to the consolidated financial statements)

Note A – Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of Boston Scientific Corporation and our subsidiaries, all of which we wholly own. We consider the principles of Financial Accounting Standards Board (FASB) Interpretation No. 46(R), *Consolidation of Variable Interest Entities*; Accounting Research Bulletin No. 51, *Consolidation of Financial Statements*, and FASB Statement No. 94, *Consolidation of All Majority-Owned Subsidiaries*, when evaluating whether an entity is subject to consolidation. We assess the terms of our investment interests in entities to determine if any of our investees meet the definition of a variable interest entity (VIE) under Interpretation No. 46(R). We consolidate any VIEs in which we are the primary beneficiary. Our evaluation considers both qualitative and quantitative factors and various assumptions, including expected losses and residual returns. As of December 31, 2008, we did not consolidate any VIEs. We account for investments in companies over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock.

In the first quarter of 2008, we completed the divestiture of certain non-strategic businesses. Our operating results for the years ended December 31, 2007 and 2006 include a full year of results of these businesses. Our operating results for the year ended December 31, 2008 include the results of these businesses through the date of separation. Refer to *Note F—Divestitures and Assets Held for Sale* for a description of these business divestitures.

On April 21, 2006, we consummated the acquisition of Guidant Corporation. Our operating results for the years ended December 31, 2008 and 2007 each include a full year of results of our cardiac rhythm management (CRM) business that we acquired from Guidant. Our operating results for the year ended December 31, 2006 include the results of the CRM business beginning on the date of acquisition. Refer to *Note D—Acquisitions* for further details on the Guidant acquisition, as well as supplemental pro forma financial information which gives effect to the acquisition as though it had occurred at the beginning of 2006.

Reclassifications

We have reclassified certain prior year amounts to conform to the current year's presentation, including amounts for prior years included in our consolidated statements of operations with respect to intangible asset impairment charges, and amounts included in our consolidated balance sheets with respect to assets held for sale, as well as within *Note P—Segment Reporting*.

Accounting Estimates

To prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of our revenues and expenses during the reporting period. Our actual results may differ from these estimates.

Cash, Cash Equivalents and Marketable Securities

We record cash and cash equivalents in our consolidated balance sheets at cost, which approximates fair value. We consider all highly liquid investments purchased with a remaining maturity of three months or less at the time of acquisition to be cash equivalents.

We record available-for-sale investments at fair value. We exclude unrealized gains and temporary losses on available-for-sale securities from earnings and report such gains and losses, net of tax, as a separate component of stockholders' equity until realized. We compute realized gains and losses on sales of available-for-sale securities based on the average cost method, adjusted for any other-than-temporary declines in fair value. We record held-to-maturity securities at amortized cost and adjust for amortization of premiums and accretion of discounts to maturity. We classify investments in debt securities or equity securities that have a readily determinable fair value that we purchase and hold principally for selling them in the near term as trading securities. All of our cash investments at December 31, 2008 and 2007 had maturity dates at date of purchase of less than three months and, accordingly, we have classified them as cash and cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, derivative financial instrument contracts and accounts and notes receivable. Our investment policy limits exposure to concentrations of credit risk and changes in market conditions. Counterparties to financial instruments expose us to credit-related losses in the event of nonperformance. We transact our financial instruments with a diversified group of major financial institutions and actively monitor outstanding positions to limit our credit exposure.

We provide credit, in the normal course of business, to hospitals, healthcare agencies, clinics, doctors' offices and other private and governmental institutions and generally do not require collateral. We perform on-going credit evaluations of our customers and maintain allowances for potential credit losses.

Revenue Recognition

We generate revenue primarily from the sale of single-use medical devices. We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. We generally meet these criteria at the time of shipment, unless a consignment arrangement exists or we are required to provide additional services. We recognize revenue from consignment arrangements based on product usage, or implant, which indicates that the sale is complete. For our other transactions, we recognize revenue when our products are delivered and risk of loss transfers to the customer, provided there are no substantive remaining performance obligations required of us or any matters requiring customer acceptance, and provided we can form an estimate for sales returns. For multiple-element arrangements, where the sale of devices is combined with future service obligations, as with our LATITUDE® Patient Management System, we defer revenue on the undelivered element based on verifiable objective evidence of fair value, and recognize the associated revenue over the related service period. We present revenue net of sales taxes in our consolidated statements of operations.

We generally allow our customers to return defective, damaged and, in certain cases, expired products for credit. We base our estimate for sales returns upon historical trends and record the amount as a reduction to revenue when we sell the initial product. In addition, we may allow customers to return previously purchased products for next-generation product offerings; for these transactions, we defer recognition of revenue based upon an estimate of the amount of product to be returned when the next-generation products are shipped to the customer.

We offer sales rebates and discounts to certain customers. We treat sales rebates and discounts as a reduction of revenue and classify the corresponding liability as current. We estimate rebates for products where there is sufficient historical information available to predict the volume of expected future rebates. If we are unable to estimate the expected rebates reasonably, we record a liability for the maximum rebate percentage offered. We have entered certain agreements with group purchasing organizations to sell our products to participating hospitals at negotiated prices. We recognize revenue from these agreements following the same revenue recognition criteria discussed above.

Inventories

We state inventories at the lower of first-in, first-out cost or market. We base our provisions for excess and obsolete inventory primarily on our estimates of forecasted net sales. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for excess and obsolete inventory in the future. The industry in which we participate is characterized by rapid product development and frequent new product introductions. Uncertain timing of next-generation product approvals, variability in product launch strategies, product recalls and variation in product utilization all affect our estimates related to excess and obsolete inventory. We record provisions for inventory located in our manufacturing and distribution facilities as cost of products sold. We charge consignment inventory write-downs to selling, general and administrative (SG&A) expense. These write-downs were $16 million in 2008, $35 million in 2007, and $24 million in 2006. Inventories under consignment arrangements were $121 million at December 31, 2008 and $78 million at December 31, 2007.

Property, Plant and Equipment

We state property, plant, equipment, and leasehold improvements at historical cost. We charge expenditures for maintenance and repairs to expense and capitalize additions and improvements. We generally provide for depreciation using the straight-line method at rates that approximate the estimated useful lives of the assets. We depreciate buildings and improvements over a 20 to 40 year life; equipment, furniture and fixtures over a three to seven year life; and leasehold improvements over the shorter of the useful life of the improvement or the term of the lease. We present assets under capital lease arrangements with property, plant and equipment in the accompanying consolidated balance sheets.

Valuation of Business Combinations

We record intangible assets acquired in business combinations under the purchase method of accounting. We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their fair values at the dates of acquisition in accordance with FASB Statement No. 141, *Business Combinations*, including identifiable intangible assets and purchased research and development which either arise from a contractual or legal right or are separable from goodwill. We base the fair value of identifiable intangible assets and purchased research and development on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired to goodwill. The use of alternative valuation assumptions, including estimated cash flows and discount rates, and alternative estimated useful life assumptions could result in different purchase price allocations, purchased research and development charges, and intangible asset amortization expense in current and future periods.

In circumstances where the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity and the purchase agreement does not provide for contingent consideration that might result in an additional element of cost of the acquired entity that equals or exceeds the excess of fair value over cost, the excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, including purchased research and development, except for a) financial assets other than investments accounted for under the equity method, b) assets to be disposed of by sale, c) deferred tax assets, d) prepaid assets relating to pension or other postretirement benefit plans and e) any other current assets. In those circumstances where an acquisition involves contingent consideration, we recognize an amount equal to the lesser of the maximum amount of the contingent payment or the excess of fair value over cost as a liability.

Purchased Research and Development

Our purchased research and development represents the value of acquired in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. Through December 31, 2008, we have expensed the value attributable to these in-process projects at the time of the acquisition in accordance with accounting standards effective through that date. If the projects are not successful or completed in a timely manner, we may not realize the financial benefits expected for these projects or for the acquisition as a whole. In addition, we record certain costs associated with our alliances as purchased research and development.

We use the income approach to determine the fair values of our purchased research and development. This approach calculates fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected levels of market share. In arriving at the value of the in-process projects, we consider, among other factors: the in-process projects' stage of completion; the complexity of the work completed as of the acquisition date; the costs already incurred; the projected costs to complete; the contribution of core technologies and other acquired assets; the expected introduction date; and the estimated useful life of the technology. We base the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and medical technology investment risk factors. For the in-process projects acquired in connection with our recent acquisitions, we used the following ranges of risk-adjusted discount rates to discount our projected cash flows: 34 percent in 2008, 19 percent in 2007, and 13 percent to 17 percent in 2006. We believe that the estimated in-process research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Amortization and Impairment of Intangible Assets

We record intangible assets at historical cost and amortize them over their estimated useful lives. We use a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets is as follows: patents and licenses, two to 20 years; definite-lived core and developed technology, five to 25 years; customer relationships, five to 25 years; other intangible assets, various.

We review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), we will write the carrying value down to the fair value in the period identified. In addition, we review our indefinite-lived intangible assets at least annually for impairment and reassess their classification as indefinite-lived assets. To test for impairment, we calculate the fair value of our indefinite-lived intangible assets and compare the calculated fair values to the respective carrying values. If the carrying value exceeds the fair value of the indefinite-lived intangible asset, the carrying value is written down to the fair value.

We generally calculate fair value of our intangible assets as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, we use estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group). The use of alternative assumptions, including estimated cash flows, discount rates, and alternative estimated remaining useful lives could result in different calculations of impairment. See *Note E—Goodwill and Other Intangible Assets* for more information related to impairment of intangible assets during 2008, 2007 and 2006.

For patents developed internally, we capitalize costs incurred to obtain patents, including attorney fees, registration fees, consulting fees, and other expenditures directly related to securing the patent. We amortize these costs generally over a period of 17 years utilizing the straight-line method, commencing when the related patent is issued. Legal costs incurred in connection with the successful defense of both internally developed patents and those obtained through our acquisitions are capitalized and amortized over the remaining amortizable life of the related patent.

Goodwill Impairment

We test our goodwill balances as of April 1 during the second quarter of each year for impairment. We test our goodwill balances more frequently if indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, we utilize the two-step approach prescribed under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. We have identified our domestic divisions, which in aggregate make up the U.S. reportable segment, and our two international operating segments as our reporting units for purposes of the goodwill impairment test. To derive the carrying value of our reporting units at the time of acquisition, we assign goodwill to the reporting units that we expect to benefit from the respective business combination. In addition, for purposes of performing our annual goodwill impairment test, assets and liabilities, including corporate assets, which relate to a reporting unit's operations, and would be considered in determining fair value, are allocated to the individual reporting units. We allocate assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. If we were unable to complete the second step of the test prior to the issuance of our financial statements and an impairment loss was probable and could be reasonably estimated, we would recognize our best estimate of the loss in our current period financial statements and disclose that the amount is an estimate. We would then recognize any adjustment to that estimate in subsequent reporting periods, once we have finalized the second step of the impairment test.

During the fourth quarter of 2008, we recorded a $2.613 billion goodwill impairment charge associated with our acquisition of Guidant. The decline in our stock price and our market capitalization during the fourth quarter created an indication of potential impairment of our goodwill balance; therefore, we performed an interim impairment test. Key factors contributing to the impairment charge included disruptions in the credit and equity market, and the resulting impacts to weighted-average costs of capital, and changes in CRM market demand relative to our original assumptions at the time of the acquisition. Refer to *Note E—Goodwill and Other Intangible Assets* for more information.

Investments in Publicly Traded and Privately Held Entities

We account for our publicly traded investments as available-for-sale securities based on the quoted market price at the end of the reporting period. We compute realized gains and losses on sales of available-for-sale securities based on the average cost method, adjusted for any other-than-temporary declines in fair value. We account for our investments for which fair value is not readily determinable in accordance with Accounting Principles Board (APB) Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* Emerging Issues Task Force (EITF) Issue No. 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock* and FASB Staff Position Nos. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*

We account for investments in entities over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock and the entity is not a variable interest entity in which we are the primary beneficiary. We account for investments in entities over which we do not have the ability to exercise significant influence under the cost method. Our determination of whether we have the ability to exercise significant influence over an entity requires judgment. We consider the guidance in Opinion No. 18, EITF Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* and EITF Topic D-46, *Accounting for Limited Partnership Investments,* in determining whether we have the ability to exercise significant influence over an entity. For investments accounted for under the equity method, we record the investment initially at cost, and adjust the carrying amount to reflect our share of the earnings or losses of the investee, including all adjustments similar to those made in preparing consolidated financial statements.

Each reporting period, we evaluate our investments to determine if there are any events or circumstances that are likely to have a significant adverse effect on the fair value of the investment. Examples of such impairment indicators include, but are not limited to: a significant deterioration in earnings performance; recent financing rounds at reduced valuations; a significant adverse change in the regulatory, economic or technological environment of an investee; or a significant doubt about an investee's ability to continue as a going concern. If we identify an impairment indicator, we will estimate the fair value of the investment and compare it to its carrying value. Our estimation of fair value considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If the fair value of the investment is less than its carrying value, the investment is impaired and we make a determination as to whether the impairment is other-than-temporary. We deem impairment to be other-than-temporary unless we have the ability and intent to hold an investment for a period sufficient for a market recovery up to the carrying value of the investment. Further, evidence must indicate that the carrying value of the investment is recoverable within a reasonable period. For other-than-temporary impairments, we recognize an impairment loss equal to the difference between an investment's carrying value and its fair value. Impairment losses on our investments are included in other, net in our consolidated statements of operations.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax bases of our assets and liabilities. We measure deferred tax assets and liabilities using the enacted tax rates and laws that will be in effect when we expect the differences to reverse.

We recognized net deferred tax liabilities of $1.351 billion at December 31, 2008 and $1.605 billion at December 31, 2007. The liabilities relate primarily to deferred taxes associated with our acquisitions. The assets relate primarily to the establishment of inventory and product-related reserves, litigation and product liability reserves, purchased research and development, investment write-downs, net operating loss carryforwards and tax credit carryforwards. In light of our historical financial performance, we believe we will recover substantially all of these assets. We reduce our deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. We consider relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years, as well as an evaluation of currently available information about future years.

We do not provide income taxes on unremitted earnings of our foreign subsidiaries where we have indefinitely reinvested such earnings in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that we have indefinitely reinvested offshore are $9.327 billion at December 31, 2008 and $7.804 billion at December 31, 2007.

We provide for potential amounts due in various tax jurisdictions. In the ordinary course of conducting business in multiple countries and tax jurisdictions, there are many transactions and calculations where the ultimate tax outcome is uncertain. Judgment is required in determining our worldwide income tax provision. In our opinion, we have made adequate provisions for income taxes for all years subject to audit. Although we believe our estimates are reasonable, we can make no assurance that the final tax outcome of these matters will not be different from that which we have reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which we make such determination.

Legal, Product Liability Costs and Securities Claims

We are involved in various legal and regulatory proceedings, including intellectual property, breach of contract, securities litigation and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures or impact our ability to sell our products. We are substantially self-insured with respect to product liability claims. We maintain insurance policies providing limited coverage against securities claims. We generally record losses for claims in excess of purchased insurance in earnings at the time and to the extent they are probable and estimable. In accordance with FASB Statement No. 5, *Accounting for Contingencies*, we accrue anticipated costs of settlement, damages, losses for product liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range. See *Note L—Commitments and Contingencies* for further discussion of our individual material legal proceedings.

Warranty Obligations

We estimate the costs that we may incur under our warranty programs based on historical experience and record a liability at the time our products are sold. Factors that affect our warranty liability include the number of units sold, the historical and anticipated rates of warranty claims and the cost per claim. We record a reserve equal to the costs to repair or otherwise satisfy the claim. We regularly assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Changes in our product warranty obligations during 2008 consisted of the following (in millions):

Balance as of December 31, 2007	**$ 66**
Warranty claims provision	35
Settlements made	(39)
Balance as of December 31, 2008	**$ 62**

Costs Associated with Exit Activities

We record employee termination costs in accordance with FASB Statement No. 112, *Employer's Accounting for Postemployment Benefits*, if we pay the benefits as part of an on-going benefit arrangement, which includes benefits provided as part of our domestic severance policy or that we provide in accordance with international statutory requirements. We accrue employee termination costs associated with an on-going benefit arrangement if the obligation is attributable to prior services rendered, the rights to the benefits have vested and the payment is probable and we can reasonably estimate the liability. We account for employee termination benefits that represent a one-time benefit in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We record such costs into expense over the employee's future service period, if any, in accordance with the Statement No. 146 criteria. In addition, in conjunction with an exit activity, we may offer voluntary termination benefits to employees. These benefits are recorded when the employee accepts the termination benefits and the amount can be reasonably estimated. Other costs associated with exit activities may include contract termination costs, including costs related to leased facilities to be abandoned or subleased, and long-lived asset impairments. In addition, through December 31, 2008, we have accounted for costs to exit an activity of an acquired company, costs for involuntary employee termination benefits and relocation costs associated with acquired businesses in accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination.* We include exit costs in the purchase price allocation of the acquired business if a plan to exit an activity of an acquired company exists, in accordance with the Issue No. 95-3 criteria, and if those costs have no future economic benefit to us and will be incurred as a direct result of the exit plan; or the exit costs represent amounts to be incurred by us under a contractual obligation of the acquired entity that existed prior to the acquisition date.

Translation of Foreign Currency

We translate all assets and liabilities of foreign subsidiaries at the year-end exchange rate and translate sales and expenses at the average exchange rates in effect during the year. We show the net effect of these translation adjustments in the accompanying consolidated financial statements as a component of stockholders' equity. Foreign currency transaction gains and losses are included in other, net in our consolidated statements of operations net of losses and gains from any related derivative financial instruments. These amounts were not material to our consolidated statements of operations for 2008, 2007, and 2006.

Financial Instruments

We recognize all derivative financial instruments in our consolidated financial statements at fair value in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. We record changes in the fair value of derivative instruments in earnings unless we meet deferred hedge accounting criteria. For derivative instruments designated as fair value hedges, we record the changes in fair value of both the derivative instrument and the hedged item in earnings. For derivative instruments designated as cash flow hedges, we record the effective portions of changes in fair value, net of tax, in other comprehensive income until the related hedged third party transaction occurs. For derivative instruments designated as net investment hedges, we record the effective portion of changes in fair value in other comprehensive income as part of the cumulative translation adjustment. We recognize any ineffective portion of our hedges in earnings.

Shipping and Handling Costs

We generally do not bill customers for shipping and handling of our products. Shipping and handling costs of $72 million in 2008, $79 million in 2007, and $85 million in 2006 are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Research and Development

We expense research and development costs, including new product development programs, regulatory compliance and clinical research as incurred. Refer to *Purchased Research and Development* for our policy regarding in-process research and development acquired in connection with our business combinations.

Employee Retirement Plans

Defined Benefit Plans

In connection with our acquisition of Guidant, we sponsor the Guidant Retirement Plan, a frozen noncontributory defined benefit plan covering a select group of current and former employees. The funding policy for the plan is consistent with U.S. employee benefit and tax-funding regulations. Plan assets, which we maintain in a trust, consist primarily of equity and fixed-income instruments. We also sponsor the Guidant Excess Benefit Plan, a frozen nonqualified plan for certain former officers and employees of Guidant. The Guidant Excess Benefit Plan was funded through a Rabbi Trust that contains segregated company assets used to pay the benefit obligations related to the plan. In addition, certain current and former U.S. and Puerto Rico employees of Guidant are eligible to receive a portion of their healthcare retirement benefits under a frozen defined benefit plan.

We maintain an Executive Retirement Plan, which covers executive officers and division presidents. The plan provides retiring executive officers and division presidents with a lump sum benefit of 1.5 to 2.5 months of salary for each completed year of service, up to a maximum of 36 months' pay for executive officers and 24 months' pay for division presidents. Participants may retire with unreduced benefits once retirement conditions have been satisfied. In order to meet the retirement definition under the Executive Retirement Plan, an employee's age in addition to his or her years of service with Boston Scientific must be at least 65 years, the employee must be at least 55 years old and have been with Boston Scientific for at least five years. In addition, we maintain defined benefit retirement plans covering certain international employees.

In accordance with FASB Statement No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans*, we use a December 31 measurement date for these plans and record the underfunded portion as a liability, and recognize changes in the funded status through other comprehensive income. The outstanding obligation as of December 31, 2008 is as follows:

(in millions)	Projected Benefit Obligation (PBO)	Less: Fair value of Plan Assets	Underfunded PBO Recognized
Executive Retirement Plan	$ 16		$ 16
Guidant Retirement Plan (frozen)	90	$54	36
Guidant Excess Benefit Plan (frozen)	28		28
Guidant Healthcare Retirement Benefit Plan (frozen)	15		15
International Retirement Plans	52	22	30
	$201	**$76**	**$125**

The net decrease in the funded status of our plans at December 31, 2008, as compared to December 31, 2007, reported as a reduction to accumulated other comprehensive income was $12 million.

The weighted average assumptions used to determine benefit obligations at December 31, 2008 are as follows:

	Discount Rate	Expected Return on Plan Assets	Healthcare Cost Trend Rate	Rate of Compensation Increase
Executive Retirement Plan	6.25%			4.50%
Guidant Retirement Plan (frozen)	6.25%	7.75%		
Guidant Excess Benefit Plan (frozen)	6.25%			
Guidant Healthcare Retirement Benefit Plan (frozen)	6.00%		5.00%	
International Retirement Plans	2.00% - 6.00%	2.00% - 4.10%		3.00% - 5.40%

Defined Contribution Plans

We sponsor a voluntary 401(k) Retirement Savings Plan for eligible employees. Participants may contribute between one percent and twenty-five percent of his or her compensation on an pre-tax basis, and between one percent and ten percent on an after-tax basis, up to established federal limits. We match employee contributions equal to 200 percent for employee contributions up to two percent of employee compensation, and fifty percent for employee contributions greater than two percent, but not exceeding six percent, of pre-tax employee compensation. Participants age 50 and older may also contribute up to an additional $5,000 per year in pre-tax contributions, which we do not match. Total expense for our matching contributions to the plan was $63 million in 2008, $64 million in 2007, and $48 million in 2006.

In connection with our acquisition of Guidant, we sponsored the Guidant Employee Savings and Stock Ownership Plan, which allowed for employee contributions of a percentage of pre-tax earnings, up to established federal limits. Our matching contributions to the plan were in the form of shares of stock, allocated from the Employee Stock Ownership Plan (ESOP). Refer to *Note N—Stock Ownership Plans* for more information on the ESOP. Total expense for our matching contributions to the plan was $12 million in 2008, $23 million in 2007 and $19 million in 2006. Effective June 1, 2008, this plan was merged into our 401(k) Retirement Savings Plan.

Net Income (Loss) per Common Share

We base net income (loss) per common share upon the weighted-average number of common shares and common stock equivalents outstanding each year. Potential common stock equivalents are determined using the treasury stock method. We exclude stock options whose effect would be anti-dilutive from the calculation.

Note B – Supplemental Balance Sheet Information

Components of selected captions in our accompanying consolidated balance sheets are as follows:

	As of December 31,	
	2008	**2007**
Trade accounts receivable, net		
Accounts receivable	$1,533	$1,639
Less: allowances	131	137
	$1,402	**$1,502**
Inventories		
Finished goods	$ 555	$ 454
Work-in-process	135	132
Raw materials	163	139
	$ 853	**$ 725**

Sales of the PROMUS® everolimus-eluting stent systems represented approximately four percent of our total net sales in 2008. We are reliant on Abbott Laboratories for our supply of PROMUS® stent systems. Any production or capacity issues that affect Abbott's manufacturing capabilities or the process for forecasting, ordering and receiving shipments may impact our ability to increase or decrease the level of supply to us in a timely manner; therefore, our supply of PROMUS® stent systems may not align with customer demand, which could have an adverse effect on our operating results. At present, we believe that our supply of PROMUS® stent systems from Abbott is sufficient to meet our current customer demand.

Further, the price we pay Abbott for our supply of PROMUS® stent systems is determined by our contracts with them. Our cost is based, in part, on previously fixed estimates of Abbott's manufacturing costs for PROMUS® stent systems and third-party reports of our average selling price of PROMUS® stent systems. Amounts paid pursuant to this pricing arrangement are subject to a retroactive adjustment at pre-determined intervals based on Abbott's actual costs to manufacture these stent systems for us and our average selling price of PROMUS® stent systems. During 2009, we may make a payment to or receive a payment from Abbott based on the differences between their actual manufacturing costs and the contractually stipulated manufacturing costs and differences between our actual average selling price and third-party reports of our average selling price, in each case, with respect to our purchases of PROMUS® stent systems from Abbott during 2008, 2007 and 2006.

	As of December 31,	
	2008	2007
Property, plant and equipment, net		
Land	$ 116	$ 116
Buildings and improvements	865	801
Equipment, furniture and fixtures	1,824	1,671
Capital in progress	305	304
	3,110	2,892
Less: accumulated depreciation	1,382	1,177
	$1,728	**$1,715**
Accrued expenses		
Legal reserves	$ 924	$ 499
Acquisition-related obligations	520	699
Payroll and related liabilities	438	515
Restructuring liabilities	42	137
Other	688	691
	$2,612	**$2,541**
Other long-term liabilities		
Acquisition-related obligations		$ 465
Legal reserves	$ 165	495
Accrued income taxes	1,100	1,344
Other long-term liabilities	462	329
	$1,727	**$2,633**

See *Note E—Goodwill and Other Intangible Assets* for details on our intangible assets and *Note F—Divestitures and Assets Held for Sale* for the components of those assets and associated liabilities classified as held for sale in our consolidated balance sheets.

Note C – Fair Value Measurements

We adopted FASB Statement No. 157, *Fair Value Measurements,* as of January 1, 2008. Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. Statement No. 157 does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB released Staff Position No. 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In accordance with Staff Position No. 157-2, we have not applied the provisions of Statement No. 157 to the following nonfinancial assets and nonfinancial liabilities:

- Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent reporting periods;
- Reporting units and nonfinancial assets and nonfinancial liabilities measured at fair value for our goodwill assessments in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets*;
- Indefinite-lived intangible assets measured at fair value for impairment assessment in accordance with Statement No. 142;
- Nonfinancial long-lived assets or asset groups measured at fair value for impairment assessment or disposal under FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*; and
- Nonfinancial liabilities associated with exit or disposal activities initially measured at fair value under FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

We will be required to apply the provisions of Statement No. 157 to these nonfinancial assets and nonfinancial liabilities as of January 1, 2009 and are currently evaluating the impact of the application of Statement No. 157 as it pertains to these items. The application of Statement No. 157 for financial assets and financial liabilities did not have a material impact on our financial position, results of operations or cash flows.

On a recurring basis, we measure certain financial assets and financial liabilities at fair value, including our money market funds, available-for-sale investments, interest rate derivative instruments and foreign currency derivative contracts. Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We base fair value upon quoted market prices, where available. Where quoted market prices or other observable inputs are not available, we apply valuation techniques to estimate fair value.

Statement No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

- Level 2 – Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.
- Level 3 – Inputs to the valuation methodology are unobservable inputs based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

Our investments in money market funds, as well as available-for-sale investments carried at fair value, are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Our money market funds are classified as cash and cash equivalents within our accompanying condensed consolidated balance sheets, in accordance with our accounting policies, as these funds are highly liquid and readily convertible to known amounts of cash.

During 2008, certain of our publicly traded available-for-sale investments were classified within Level 3 of the fair value hierarchy as they were subject to lock-up agreements. We used an option pricing model to determine the liquidity discount associated with these lock-up restrictions as a part of our fair value measurement within the framework of Statement No. 157. In addition, certain of our publicly traded available-for-sale investments were classified within Level 3, as they were marked to fair value based on agreements to sell those investments to a third party. During 2008, we completed the sale of these investments to the third party (see *Note G—Investments and Notes Receivable* for further discussion); in addition, none of our available-for-sale securities were subject to lock-up agreements as of December 31, 2008. Therefore, as of December 31, 2008, none of our investments in available-for-sale securities were classified within Level 3. Our cost method investments are adjusted to fair value only when impairment charges are recorded for other-than-temporary declines in value and are determined using fair value criteria within the framework of Statement No. 157. As the inputs utilized for the impairment assessment are not based on observable market data, these cost method investments are classified within Level 3 of the fair value hierarchy on a non-recurring basis.

We recognize all derivative financial instruments in our consolidated financial statements at fair value in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* We determine the fair value of these instruments using the framework prescribed by Statement No. 157, by considering the estimated amount we would receive to sell or transfer these agreements at the reporting date and by taking into account current interest rates, current currency exchange rates, the creditworthiness of the counterparty for assets, and our creditworthiness for liabilities. In certain instances, we may utilize financial models to measure fair value. Generally, we use inputs that include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; other observable inputs for the asset or liability; and inputs derived principally from, or corroborated by, observable market data by correlation or other means. We have classified our derivative assets and liabilities within Level 2 of the fair value hierarchy because these observable inputs are available for substantially the full term of our derivative instruments.

Fair Value Measured on a Recurring Basis

Financial assets and financial liabilities measured at fair value on a recurring basis consist of the following as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$690			$690
Available-for-sale investments	1			1
Currency exchange contracts		$132		132
Interest rate swap contracts				
	$691	**$132**		**$823**
Liabilities				
Currency exchange contracts		$195		$195
Interest rate swap contracts		46		46
		$241		**$241**

In addition to $690 million invested in money market funds as of December 31, 2008, we had $781 million of cash invested in short-term time deposits, and $170 million in interest bearing and non-interest bearing bank accounts.

For assets measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2008, the following table summarizes the change in balances during the year ended December 31, 2008 (in millions):

Balance as of January 1, 2008	**$ 30**
Net transfers into Level 3	31
Net sales	(44)
Realized losses related to investment impairments	(1)
Change in unrealized gains/losses related to market prices	(16)
Balance as of December 31, 2008	**$—**

Unrealized gains/losses are included in other comprehensive income in our accompanying condensed consolidated balance sheets.

Derivative Instruments and Hedging Activities

We develop, manufacture and sell medical devices globally and our earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. We operate the program pursuant to documented corporate risk management policies. We do not enter into derivative transactions for speculative purposes.

Currency Hedging

We manage our exposure to foreign currency denominated monetary assets and liabilities on a consolidated basis to take advantage of offsetting transactions. We may use foreign currency denominated borrowings and currency forward contracts to manage the majority of the remaining transaction exposure. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement No. 133; are marked-to-market with changes in fair value recorded to earnings; and are entered into for periods consistent with currency transaction exposures, generally one to six months. These derivative instruments do not subject our earnings or cash flows to material risk since gains and losses on these derivatives generally offset losses and gains on the assets and liabilities being hedged. In addition, changes in currency exchange rates related to any unhedged transactions may impact our earnings and cash flows.

We also use currency forward and option contracts to reduce the risk that our earnings and cash flows, associated with forecasted foreign currency denominated intercompany and third-party transactions, will be affected by currency exchange rate changes. These contracts are designated as foreign currency cash flow hedges under Statement No. 133. We record the effective portion of any change in the fair value of the foreign currency cash flow hedges in other comprehensive income until the related third-party transaction occurs. Once the related third-party transaction occurs, we reclassify the effective portion of any related gain or loss on the foreign currency cash flow hedge from other comprehensive income to earnings. In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, we would reclassify the effective portion of any gain or loss on the related cash flow hedge from other comprehensive income to earnings at that time. Gains and losses from hedge ineffectiveness were immaterial in 2008, 2007 and 2006. We recognized in earnings net losses of $67 million in 2008, net gains of $20 million during 2007, and net gains of $38 million during 2006 on currency derivative instruments. All cash flow hedges outstanding at December 31, 2008 mature within 36 months. As of December 31, 2008, $6 million of net losses are recorded in other comprehensive income, net of tax, to recognize the effective portion of the fair value of any currency derivative instruments that are, or previously were, designated as foreign currency cash flow hedges, as compared to $58 million at December 31, 2007. At December 31, 2008, $1 million of net gains, net of tax, may be reclassified to earnings within the next twelve months. The success of the hedging program depends, in part, on forecasts of transaction activity in various currencies (primarily Japanese yen, Euro, British pound sterling, Australian dollar and Canadian dollar). We may experience unanticipated currency exchange gains or losses to the extent that there are differences between forecasted and actual activity during periods of currency volatility. Changes in currency exchange rates related to any unhedged transactions may impact our earnings and cash flows.

Interest Rate Hedging

We use interest rate derivative instruments to manage our exposure to interest rate movements and to reduce borrowing costs by converting floating-rate debt into fixed-rate debt or fixed-rate debt into floating-rate debt. We designate these derivative instruments either as fair value or cash flow hedges under Statement No. 133. We record changes in the fair value of fair value hedges in other income (expense), which is offset by changes in the fair value of the hedged debt obligation to the extent the hedge is effective. Interest expense includes interest payments made or received under interest rate derivative instruments. We record the effective portion of any change in the fair value of cash flow hedges as other comprehensive income, net of tax, until the hedged cash flow occurs, at which point the effective portion of any gain or loss is reclassified to earnings.

Prior to 2006, we entered into fixed-to-floating interest rate swaps indexed to six-month LIBOR to hedge against potential changes in the fair value of certain of our senior notes. We designated these interest rate swaps as fair value hedges under Statement No. 133 with changes in fair value recorded to earnings offset by changes in the fair value of our hedged senior notes. We terminated these hedges during 2006 and realized a net loss of $14 million, which we recorded to the carrying amount of certain of our senior notes and which are being amortized into earnings over the remaining term of the hedged debt. As of December 31, 2008, the carrying amount of certain of our senior notes included $3 million of unamortized gains and $11 million of unamortized losses related to these interest rate swaps, as compared to

$4 million of unamortized gains and $13 million of unamortized losses at December 31, 2007.

During 2005 and 2006, we entered floating-to-fixed treasury locks to hedge potential changes in future cash flows of certain senior note issuances. The objective of these hedges was to reduce potential variability of interest payments on the forecasted senior notes issuance. We designated these treasury locks as cash flow hedges under Statement No. 133. Upon termination of the treasury locks in 2006, we realized net gains of $21 million. At December 31, 2008, we had $8 million of unamortized gain, net of tax, recorded in accumulated other comprehensive income, which we are amortizing into earnings over the term of the hedged debt. At December 31, 2007, we had $10 million of unamortized gain, net of tax, recorded in accumulated other comprehensive income.

We had floating-to-fixed interest rate swaps indexed to three-month LIBOR outstanding in the notional amount of $4.9 billion at December 31, 2008 and $1.5 billion at December 31, 2007. The objective of these derivative instruments is to hedge against variability in our future interest payments on our LIBOR-indexed floating-rate loans as a result of changes in LIBOR. Three-month LIBOR approximated 1.425 percent at December 31, 2008 and 4.70 percent at December 31, 2007. We designated these interest rate swaps as cash flow hedges under Statement No. 133, and record fluctuations in the fair value of these derivative instruments as unrealized gains or losses in other comprehensive income, net of tax, until the hedged cash flow occurs. At December 31, 2008, we recorded a net unrealized loss of $28 million, net of tax, in other comprehensive income to recognize the fair value of these interest rate derivative instruments, as compared to $11 million of net unrealized losses at December 31, 2007.

We recognized $20 million of net losses in earnings related to all current and prior interest rate derivative contracts in 2008 as compared to net losses of $2 million in 2007, and net gains of $2 million in 2006. At December 31, 2008, $26 million of net losses, net of tax, may be reclassified to earnings within the next twelve months.

Fair Value Measured on a Non-Recurring Basis

During 2008, we recorded impairment charges on certain of our cost method investments and adjusted the carrying amount of those investments to fair value, as we deemed the decline in the value of those assets to be other-than-temporary. These impairment charges relate primarily to our investments in, and notes receivable from, certain entities that we agreed to sell during the second quarter of 2008. See *Note G—Investments and Notes Receivable* for further discussion. These cost method investments fall within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value, as the investments are in privately held entities without quoted market prices. To determine the fair value of those investments, we used all available financial information related to the entities, including information based on recent third-party equity investments in these entities and information from our agreements to sell certain of these investments. The following summarizes changes to the carrying amount of these investments during the year ended December 31, 2008 (in millions):

Balance at January 1, 2008	**$ 24**
Net transfers into Level 3	156
Net sales	(48)
Other-than-temporary impairments	(112)
Balance at December 31, 2008	**$ 20**

Other Fair Value Disclosures

The fair value of our long-term debt obligations was $6.184 billion at December 31, 2008 and $7.603 billion at December 31, 2007. Refer to *Note I—Borrowings and Credit Arrangements* for a discussion of our debt obligations.

Note D – Acquisitions

During 2008, we paid approximately $40 million in cash to acquire CryoCor, Inc. and Labcoat, Ltd. During 2007, we paid approximately $100 million through a combination of cash and common stock to acquire EndoTex Interventional Systems, Inc. and $70 million in cash to acquire Remon Medical Technologies, Inc. During 2006, we paid $28.4 billion to acquire Guidant through a combination of cash, common stock, and fully vested stock options.

Our consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information for 2006 related to our acquisition of Guidant is included in the section that follows. We do not present pro forma information for our other acquisitions given the immateriality of their results to our consolidated financial statements.

2008 Acquisitions

In December 2008, we completed the acquisition of the assets of Labcoat, Ltd., for a purchase price of $17 million, net of cash acquired. We may also be required to make future payments contingent upon Labcoat achieving certain performance milestones. Labcoat is developing a novel technology for coating drug-eluting stents. We intend to use this technology in future generations of our drug-eluting stent products.

In May 2008, we completed our acquisition of 100 percent of the fully diluted equity of CryoCor, Inc., and paid a cash purchase price of $21 million, net of cash acquired. CryoCor is developing products using cryogenic technology for use in treating atrial fibrillation. The acquisition was intended to allow us to further pursue therapeutic solutions for atrial fibrillation in order to advance our existing CRM and Electrophysiology product lines.

2007 Acquisitions

In January 2007, we completed our acquisition of 100 percent of the fully diluted equity of EndoTex Interventional Systems, Inc., a developer of stents used in the treatment of stenotic lesions in the carotid arteries. We issued approximately five million shares of our common stock valued at $90 million and paid approximately $10 million in cash, in addition to our previous investments of approximately $40 million, to acquire the remaining interests of EndoTex. In addition, we may be required to pay future consideration that is contingent upon EndoTex achieving certain performance-related milestones. The acquisition was intended to expand our carotid artery disease technology portfolio.

In August 2007, we completed our acquisition of 100 percent of the fully diluted equity of Remon Medical Technologies, Inc. Remon is a development-stage company focused on creating communication technology for medical device applications. We paid approximately $70 million in cash, net of cash acquired, in addition to our previous investments of $3 million, to acquire the remaining interests of Remon. We may also be required to make future payments contingent upon Remon achieving certain performance milestones. The acquisition was intended to expand our sensor and wireless communication technology portfolio and complement our existing CRM product line.

2006 Acquisitions

On April 21, 2006, we acquired 100 percent of the fully diluted equity of Guidant Corporation for a purchase price of $21.7 billion, net of cash acquired, which included: $7.8 billion in cash; 577 million shares of our common stock at an estimated fair value of $12.5 billion; approximately 40 million of our fully vested stock options granted to Guidant employees at an estimated fair value of $450 million; $97 million associated with the buyout of options of certain former vascular intervention and endovascular solutions Guidant employees; and $770 million of direct acquisition costs, including a $705 million payment made to Johnson & Johnson in connection with the termination of its merger agreement with Guidant. Partially offsetting the purchase price was $6.7 billion of cash that we acquired, including $4.1 billion in connection with Guidant's prior sale of its vascular intervention and endovascular solutions businesses to Abbott Laboratories. The remaining cash relates to cash on hand at the time of closing. There is no potential contingent consideration payable to the former Guidant shareholders.

Upon the closing of the acquisition, each share of Guidant common stock (other than shares owned by Guidant and Boston Scientific) was converted into (i) $42.00 in cash, (ii) 1.6799 shares of Boston Scientific common stock, and (iii) $0.0132 in cash per share for each day beginning on April 1 through the closing date of April 21, representing an additional $0.28 per share. The number of Boston Scientific shares issued for each Guidant share was based on an exchange ratio determined by dividing $38.00 by the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three days prior to the closing date, so long as the average closing price during that period was between $22.62 and $28.86. If the average closing price during that period was below $22.62, the merger agreement specified a fixed exchange ratio of 1.6799 shares of Boston Scientific common stock for each share of Guidant common stock. Because the average closing price of Boston Scientific common stock during that period was less than $22.62, Guidant shareholders received 1.6799 Boston Scientific shares for each share of Guidant common stock.

We measured the fair value of the 577 million shares of our common stock issued as consideration in conjunction with our acquisition of Guidant under Statement No. 141, and EITF Issue No. 99-12, *Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination*. We determined the measurement date to be April 17, 2006, the first date on which the average 20-day closing price fell below $22.62 and the number of Boston Scientific shares to be issued according to the exchange ratio became fixed without subsequent revision. We valued the securities based on average market prices a few days before and after the measurement date (beginning on April 12 and ending on April 19), which did not include any dates after the April 21 closing date of the acquisition. The weighted-average stock price so determined was $21.68.

To finance the cash portion of the Guidant acquisition, we borrowed $6.6 billion consisting of a $5.0 billion five-year term loan and a $700 million 364-day interim credit facility loan from a syndicate of commercial and investment banks, as well as a

$900 million subordinated loan from Abbott. See *Note I— Borrowings and Credit Arrangements* for further details regarding the debt issued to finance the cash portion of the Guidant acquisition.

We made our offer to acquire Guidant after the execution of a merger agreement between Guidant and Johnson & Johnson. On January 25, 2006, Guidant terminated the Johnson & Johnson merger agreement and, in connection with the termination, Guidant paid Johnson & Johnson a termination fee of $705 million. We then reimbursed Guidant for the full amount of the termination fee paid to Johnson & Johnson.

Abbott Transaction

On April 21, 2006, before the closing of the Boston Scientific-Guidant transaction, Abbott acquired Guidant's vascular intervention and endovascular solutions businesses for:

- an initial payment of $4.1 billion in cash at the Abbott transaction closing;
- a milestone payment of $250 million upon receipt of an approval from the U.S. Food and Drug Administration (FDA) within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in the U.S.; and
- a milestone payment of $250 million upon receipt of an approval from the Japanese Ministry of Health, Labor and Welfare within ten years after the Abbott transaction closing to market and sell an everolimus-eluting stent in Japan.

Further, Abbott purchased from us approximately 65 million shares of our common stock for $1.4 billion, or $21.66 per share. Abbott agreed not to sell any of these shares of common stock for six months following the transaction closing unless the average price per share of our common stock over any consecutive 20-day trading period during that six-month period exceeded $30.00. In addition, during the 18-month period following the transaction closing, Abbott was precluded from, in any one-month period, selling more than 8.33 percent of these shares of our common stock. Abbott was required to sell all of these shares of our common stock no later than 30 months following the April 21, 2006 acquisition date, and apply a portion of the net proceeds from its sale of these shares of our common stock in excess of specified amounts, if any, to reduce the principal amount of the loan from Abbott to us (sharing of proceeds feature). As of the first quarter of 2008, Abbott had sold all of its shares of our common stock, and no amounts were applied as a reduction of the loan.

We determined the fair value of the sharing of proceeds feature of the Abbott stock purchase as of April 21, 2006 to be $103 million and recorded this amount as an asset received in connection with the sale of the Guidant vascular intervention and endovascular solutions business to Abbott. We revalued this instrument each reporting period, and recorded net expense of approximately $8 million during 2007 and $95 million during 2006 to reflect a decrease in fair value. There was no income or expense associated with this instrument in 2008 prior to Abbott selling all of its shares of our common stock.

We used a Monte Carlo simulation methodology in determining the value of the sharing of proceeds feature. We estimated the fair value on April 21, 2006 using the following assumptions.

BSX stock price	$ 22.49
Expected volatility	30%
Risk-free interest rate	4.9%
Credit spread	0.35%
Expected dividend yield	0%
Contractual term to expiration (years)	2.5
Notional shares	64,635,272

In connection with the Abbott transaction, we agreed to issue Abbott additional shares of our common stock having an aggregate value of up to $60 million eighteen months following the transaction closing to reimburse Abbott for a portion of its cost of borrowing $1.4 billion to purchase the shares of our common stock. We recorded the $60 million obligation as a liability assumed in connection with the sale of Guidant's vascular intervention and endovascular solutions businesses to Abbott. In October 2007, we modified our agreement with Abbott, and paid this obligation in cash, rather than in shares of our common stock.

Prior to the Abbott transaction closing, Boston Scientific and Abbott entered transition services agreements under which (i) we were to provide or make available to the Guidant vascular and endovascular solutions businesses acquired by Abbott those services, rights, properties and assets of Guidant that were not included in the assets purchased by Abbott and that are reasonably required by Abbott to enable them to conduct the Guidant vascular and endovascular solutions businesses substantially as conducted at the time of the Abbott transaction closing; and (ii) Abbott was to provide or make available to us those services, rights, properties and assets reasonably required by Boston Scientific to enable it to conduct the business conducted by Guidant, other than the Guidant vascular and endovascular solutions businesses, in substantially the same manner as conducted as of the Abbott transaction closing, to the extent those services, rights, properties and assets were included in the assets purchased by Abbott. As of December 31, 2008, all but one of these transition services agreements had expired; the remaining agreement will expire at the end of 2009.

Purchase Price

We accounted for the acquisition of Guidant as a purchase under U.S. GAAP. Under the purchase method of accounting, we recorded the assets and liabilities of Guidant as of the acquisition date at their respective fair values, and consolidated them with those of legacy Boston Scientific. The preparation of the valuation required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows and the applicable discount rates as of the date of the acquisition.

The purchase price, net of cash acquired, is as follows (in millions):

Consideration to Guidant	
Cash portion of consideration	$14,527
Fair value of Boston Scientific common stock	12,514
Fair value of Boston Scientific options exchanged for Guidant stock options	450
Buyout of options for certain former employees	97
	27,588
Other acquisition-related costs	
Johnson & Johnson termination fee	705
Other direct acquisition costs	65
Total purchase price	**28,358**
Less: cash acquired	6,708
Purchase price, net of cash acquired	**$21,650**

The fair value of the Boston Scientific stock options exchanged for Guidant options was included in the purchase price due to the fact that the options were fully vested. We estimated the fair value of these options using a Black-Scholes option-pricing model. We estimated the fair value of the stock options assuming no expected dividends and the following weighted-average assumptions:

Expected term (in years)	2.4
Expected volatility	30%
Risk-free interest rate	4.9%
Stock price on date of grant	$22.49
Weighted-average exercise price	$13.11

Purchase Price Allocation

The following summarizes the Guidant purchase price allocation (in millions):

Cash	$ 6,708
Intangible assets subject to amortization	7,719
Goodwill	12,516
Other assets	2,400
Purchased research and development	4,169
Current liabilities	(1,881)
Net deferred income taxes	(2,497)
Exit costs	(161)
Other long-term liabilities	(701)
Deferred cost, ESOP	86
Total purchase price	**28,358**
Less: cash acquired	6,708
Purchase price, net of cash acquired	**$21,650**

We allocated the purchase price to specific intangible asset categories as follows:

	Amount Assigned (in millions)	Weighted Average Amortization Period (in years)	Risk-Adjusted Discount Rates used in Purchase Price Allocation
Amortizable intangible assets			
Technology—core	$ 6,142	25	10%-16%
Technology—developed	885	6	10%
Customer relationships	688	15	10%-13%
Other	4	10	10%
	$ 7,719	22	
Unamortizable intangible assets			
Purchased research and development	$ 4,169		13%-17%
Goodwill	$12,516		

We believe that the estimated intangible assets and purchased research and development so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the assets. We used the income approach to determine the fair value of the amortizable intangible assets and purchased research and development. We valued and accounted for the identified intangible assets and purchased research and development in accordance with our policy as described in *Note A—Significant Accounting Policies*.

The core technology consists of technical processes, intellectual property, and institutional understanding with respect to products or processes that were developed by Guidant and that we will leverage in future products or processes. Core technology represents know-how, patented and unpatented technology, testing methodologies and hardware that will be carried forward from one product generation to the next. Over 90 percent of the value assigned to core technology is associated with Guidant's CRM products and includes battery and capacitor technology, lead technology, software algorithms, and interfacing for shocking and pacing.

The developed technology acquired from Guidant represents the value associated with marketed products that had received FDA approval as of the acquisition date. Guidant's marketed products as of the acquisition date included:

- Implantable cardioverter defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia) that could result in sudden cardiac death, including implantable cardiac resynchronization therapy defibrillator (CRT-D) systems used to treat heart failure;
- Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia), including implantable cardiac resynchronization therapy pacemaker (CRT-P) systems used to treat heart failure; and
- Cardiac surgery systems used to perform cardiac surgical ablation, endoscopic vein harvesting and clampless beating-heart bypass surgery.

We sold the Cardiac Surgery business we acquired with Guidant in a separate transaction in 2008. Refer to *Note F—Divestitures and Assets Held for Sale* for further information.

Customer relationships represent the estimated fair value of the non-contractual customer relationships Guidant had with physician customers as of the acquisition date. The primary physician users of Guidant's largest selling products include electrophysiologists, implanting cardiologists, cardiovascular surgeons, and cardiac surgeons. These relationships were valued separately from goodwill as Guidant (i) had information about and had regular contact with its physician customers and (ii) the physician customers had the ability to make direct contact with Guidant. We used the income approach to estimate the fair value of customer relationships as of the acquisition date.

Various factors contributed to the establishment of goodwill, including: the strategic benefit of entering the CRM market and diversifying our product portfolio; the value of Guidant's highly trained assembled workforce as of the acquisition date; the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; the incremental value to our existing Interventional Cardiology business from having two drug-eluting stent platforms; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. During 2008, we recorded a $2.613 billion goodwill impairment charge associated with our acquisition of Guidant. Refer to *Note E—Goodwill and Other Intangible Assets* for more information.

Pro Forma Results of Operations

The following unaudited pro forma information presents a summary of consolidated results of our operations and Guidant's, as if the acquisition, the Abbott transaction and the financing for the acquisition had occurred at the beginning of 2006. We have adjusted the historical consolidated financial information to give effect to pro forma events that are (i) directly attributable to the acquisition and (ii) factually supportable. We present the unaudited pro forma condensed consolidated financial information for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the acquisition, the sale of the Guidant vascular intervention and endovascular solutions businesses to Abbott and the financing transactions with Abbott and other lenders been completed at the beginning of the period. Pro forma adjustments are tax-effected at our effective tax rate.

in millions, except per share data	Year Ended December 31, 2006 (unaudited)
Net sales	$ 8,533
Net loss	(3,916)
Net loss per share—basic	$ (2.66)
Net loss per share—assuming dilution	$ (2.66)

The unaudited pro forma net loss includes $480 million for the amortization of purchased intangible assets, as well as the following non-recurring charges: purchased research and development of $4.169 billion; $267 million associated with the step-up value of acquired inventory sold; a tax charge for the drug-eluting stent license right obtained from Abbott; and $95 million for the fair value adjustment related to the sharing of proceeds feature of the Abbott stock purchase. In connection with the accounting for the acquisition of Guidant, we wrote up inventory acquired from manufacturing cost to fair value.

Costs Associated with Exit Activities

Included in the final Guidant purchase price allocation is $161 million associated with exit activities accrued pursuant to Issue No. 95-3. As of the acquisition date, management began to assess and formulate plans to exit certain Guidant activities. As a result of these exit plans, we made severance, relocation and change-in-control payments. The majority of the exit costs relate to our first quarter 2007 reduction of the acquired CRM workforce. The affected workforce included primarily research and development employees, although employees within sales and marketing and certain other functions were also impacted. We also made smaller workforce reductions internationally across multiple functions in order to eliminate duplicate facilities and rationalize our distribution network in certain countries. During 2007 and 2008, we reduced our estimate for Guidant-related exit costs in accordance with Issue No. 95-3. A rollforward of the components of our accrual for Guidant-related and other exit costs is as follows:

	Workforce Reductions	Relocation Costs	Contractual Commitments	Total
Balance as of January 1, 2006				
Purchase price adjustments	$190	$ 15	$30	$ 235
Charges utilized	(27)	(5)	(5)	(37)
Balance as of December 31, 2006	**163**	**10**	**25**	**198**
Purchase price adjustments	(63)	(2)	(7)	(72)
Charges utilized	(85)	(6)	(9)	(100)
Balance as of December 31, 2007	**15**	**2**	**9**	**26**
Purchase price adjustments	(1)	(1)		(2)
Charges utilized	(4)	(1)	(3)	(8)
Balance as of December 31, 2008	**$ 10**	**$—**	**$ 6**	**$ 16**

Payments Related to Prior Period Acquisitions

During 2008, we paid $675 million related to prior period acquisitions, consisting primarily of a $650 million fixed payment made to the principal former shareholders of Advanced Bionics Corporation in connection with our 2007 amendment to the original merger agreement, which was accrued at December 31, 2007. During 2007, we paid $248 million for acquisition-related payments associated primarily with Advanced Bionics, of which approximately $220 million was accrued at December 31, 2006. During 2006, we paid $397 million for acquisition-related payments associated primarily with Advanced Bionics, CryoVascular Systems, Inc. and Smart Therapeutics, Inc.

Certain of our acquisitions involve the payment of contingent consideration. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or obtaining regulatory approvals. In August 2007, we entered an agreement to amend our 2004 merger agreement with the principal former shareholders of Advanced Bionics Corporation. Previously, we were obligated to pay future consideration contingent primarily on the achievement of future performance milestones. The amended agreement provides a new schedule of consolidated, fixed payments, consisting of $650 million that was paid in January 2008, and $500 million payable in March 2009. The fair value of these payments, determined to be $1.115 billion, was accrued at December 31, 2007. As of December 31, 2008, we have accrued $497 million representing the fair value of the payment to be made in March 2009. These payments will be the final payments made to Advanced Bionics. See *Note F – Divestitures and Assets Held for Sale* for further discussion of the amendment. As of December 31, 2008, the estimated maximum potential amount of future contingent consideration (undiscounted) that we could be required to make associated with our other business combinations, excluding Advanced Bionics, some of which may be payable in common stock, is approximately $650 million. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2009 through 2022. The estimated cumulative specified revenue level associated with these maximum future contingent payments is approximately $2.4 billion.

Purchased Research and Development

In 2008, we recorded $43 million of purchased research and development charges, including $17 million associated with our acquisition of Labcoat, Ltd., $8 million attributable to our acquisition of CryoCor, Inc., and $18 million associated with entering certain licensing and development arrangements.

The $17 million of in-process research and development associated with our acquisition of Labcoat, Ltd. relates to their in-process coating technology for drug-eluting stents. The $8 million of purchased research and development associated with CryoCor relates to their cryogenic technology for use in the treatment of atrial fibrillation.

In 2007, we recorded $85 million of purchased research and development, including $75 million associated with our acquisition of Remon Medical Technologies, Inc., $13 million resulting from the application of equity method accounting for one of our strategic investments, and $12 million associated with payments made for certain early-stage CRM technologies. Additionally, in June 2007, we terminated our product development agreement with Aspect Medical Systems relating to brain monitoring technology that Aspect has been developing to aid the diagnosis and treatment of depression, Alzheimer's disease and other neurological conditions. As a result, we recognized a credit to purchased research and development of approximately $15 million during 2007, representing future payments that we would have been obligated to make prior to the termination of the agreement. We do not expect the termination of the agreement to impact our future operations or cash flows materially.

The $75 million of in-process research and development acquired with Remon relates to their pressure-sensing system development project, which we intend to combine with our existing CRM devices. As of December 31, 2008, we estimate that the total cost to complete the development project is between $75 million and $80 million. We expect to launch devices using pressure-sensing technology in 2012 in our EMEA region and certain Inter-Continental countries, in the U.S. in 2015, and Japan in 2016, subject to regulatory approvals. We expect material net cash inflows from such products to commence in 2015, following the launch of this technology in the U.S.

In 2006, we recorded $4.119 billion of purchased research and development, including a charge of approximately $4.169 billion associated with the in-process research and development obtained in conjunction with the Guidant acquisition; a credit of $67 million resulting primarily from the reversal of accrued contingent payments due to the cancellation of the TriVascular AAA program; and an expense of $17 million resulting primarily from the application of equity method accounting for one of our investments.

The $4.169 billion of purchased research and development associated with the Guidant acquisition consists primarily of approximately $3.26 billion for acquired CRM-related technology and $540 million for drug-eluting stent technology shared with Abbott. The purchased research and development value associated with the Guidant acquisition also includes $369 million representing the estimated fair value of the potential milestone payments of up to $500 million that we may receive from Abbott upon its receipt of regulatory approvals for certain products. We recorded the amounts as purchased research and development at the acquisition date because the receipt of the payments was dependent on future research and development activity and regulatory approvals, and the asset had no alternative future use as of the acquisition date. In 2008, Abbott received FDA approval and launched its XIENCE V™ everolimus-eluting coronary stent system in the U.S., and paid us $250 million, which we recognized as a gain in our consolidated financial statements. Under the terms of the agreement, we are entitled to receive a second milestone payment of $250 million from Abbott upon receipt of an approval from the Japanese Ministry of Health, Labour and Welfare to market the XIENCE V™ stent system in Japan. If received, we will record this receipt as a gain in our consolidated financial statements at the time of receipt.

The most significant in-process purchased research and development projects acquired from Guidant included the next-generation CRM pulse generator platform and rights to the everolimus-eluting stent technology that we share with Abbott. The next-generation pulse generator platform incorporates new components and software while leveraging certain existing intellectual property, technology, manufacturing know-how and institutional knowledge of Guidant. We expect to leverage this platform across all CRM product families, including ICD systems, cardiac resynchronization therapy (CRT) devices and pacemaker systems, to treat electrical dysfunction in the heart. During 2008, we substantially completed the in-process CRM pulse generator project with the regulatory approval and launch of the COGNIS® CRT-D and TELIGEN® ICD devices in the U.S., our EMEA region and certain Inter-Continental countries. We expect to launch the INGENIO™ pacemaker system, utilizing this platform in both EMEA and the U.S. in the first half of 2011. As of December 31, 2008, we estimate that the total cost to complete the INGENIO™ technology is between $30 million and $35 million and expect material net cash inflows from the INGENIO™ device to commence in the second half of 2011.

The $540 million attributable to everolimus-eluting stent technology represents the estimated fair value of the rights to Guidant's everolimus-based drug-eluting stent technology we share with Abbott. In December 2006, we launched the PROMUS® everolimus-eluting coronary stent system, supplied to us by Abbott, in certain European countries. In 2007, we expanded our launch in Europe, as well as in key countries in other regions and, in July 2008, launched in the U.S. We expect to launch an internally developed and manufactured next-generation everolimus-based stent in late 2009 and in the U.S. and Japan in mid-2012. We expect that net cash inflows from our internally developed and manufactured everolimus-based drug-eluting stent, the PROMUS® Element™, will commence in 2010. As of December 31, 2008, we estimate that the cost to complete our internally manufactured next-generation everolimus-eluting stent technology project is between $150 million and $175 million.

Note E - Goodwill and Other Intangible Assets

The gross carrying amount of goodwill and other intangible assets and the related accumulated amortization for intangible assets subject to amortization is as follows:

	As of December 31, 2008		As of December 31, 2007	
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets				
Technology—core	$ 6,564	$ 854	$ 6,596	$ 526
Technology—developed	1,026	664	1,096	515
Patents	564	264	579	257
Other intangible assets	791	210	806	142
	$ 8,945	**$1,992**	**$ 9,077**	**$1,440**
Unamortizable intangible assets				
Goodwill	$12,421		$15,103	
Technology—core	291		327	
	$12,712		**$15,430**	

During the fourth quarter of 2008, we performed an interim goodwill impairment test on our U.S. CRM reporting unit, acquired with Guidant, and recorded a $2.613 billion goodwill impairment charge. The interim test was performed because the decline in our stock price and corresponding market capitalization during the fourth quarter created an indication of potential impairment of our goodwill balance. As the majority of the goodwill associated with our acquisition of Guidant is allocated to the U.S. CRM reporting unit, this unit is most impacted by subsequent changes in fair value. The key factors that contributed to the U.S. CRM goodwill impairment charge included disruptions in the credit and equity markets, and the resulting increase to weighted-average costs of capital; and reductions in CRM market demand relative to our assumptions at the time of the Guidant acquisition. At the time of the Guidant acquisition in 2006, we expected average U.S. net sales growth rates in the mid-teens. Due to changes in end market demand, we now expect average U.S. net sales growth rates in the mid to high single digits.

We used the income approach to determine the fair value of the U.S. CRM reporting unit acquired as part of the Guidant transaction and the amount of the goodwill impairment charge. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. This methodology is consistent with how we estimate the fair value of our reporting units during our annual goodwill impairment tests. In applying the income approach to calculate the fair value of the U.S. CRM reporting unit, we used reasonable estimates and assumptions about future revenue contributions and cost structures. In addition, the application of the income approach requires judgment in determining a risk-adjusted discount rate; at the reporting unit level, we based this determination on estimates of weighted-average costs of capital of a market participant. We performed a peer company analysis and considered the industry weighted-average return on debt and equity from a market participant perspective. Given the disruptions in the credit and equity markets, this weighted-average return increased 150 basis points between our annual test performed in the second quarter of 2008, and the interim test performed during the fourth quarter. The long-term growth rates for our U.S. CRM reporting unit underlying our interim test at December 31, 2008 are largely consistent with those applied in the annual test during the second quarter of 2008.

To calculate the amount of the goodwill impairment charge, we allocated the fair value of the U.S. CRM reporting unit to all of its assets and liabilities, including certain unrecognized intangible assets, in order to determine the implied fair value of goodwill at December 31, 2008. This allocation process required judgment and the use of additional valuation assumptions in deriving the individual fair values of our U.S. CRM reporting unit's assets and liabilities as if the U.S. CRM reporting unit had been acquired in a business combination. We believe our determined fair values and the resulting goodwill impairment charge are based on reasonable assumptions and represent the best estimate of these amounts at December 31, 2008. The goodwill impairment charge has been excluded from the determination of segment income considered by management.

In addition, during 2008, we reduced our future revenue and cash flow forecasts associated with certain of our Peripheral Interventions-related intangible assets, primarily as a result of a recall of one of our products. Therefore, we tested these intangible assets for impairment, in accordance with our accounting policies, and determined that these assets were impaired, resulting in a $131 million charge to write down these intangible assets to their fair value. Further, as a result of significantly lower than forecasted sales of certain of our Urology products, due to lower than anticipated market penetration, we determined that certain of our Urology-related intangible assets were impaired, resulting in a $46 million charge to write down these intangible assets to their fair value. These amounts have been excluded from the determination of segment income considered by management.

The intangible asset category and associated write down is as follows (in millions):

Technology—core	$126
Other intangible assets	51
	$177

In 2007, we recorded intangible asset impairment charges of $21 million associated with our acquisition of Advanced Stent Technologies (AST), due to our decision to suspend further significant funding of R&D with respect to the Petal™ bifurcation stent. In 2006, we recorded intangible asset impairment charges of $23 million attributable to the cancellation of the AAA stent-graft program we acquired with TriVascular, Inc. In addition, we recorded intangible asset write-offs of $21 million associated with developed technology obtained as part of our 2005 acquisition of Rubicon Medical Corporation, and $12 million associated with our Real-time Position Management® System (RPM)™ technology, due to our decision to cease investment in these technologies.

Our core technology that is not subject to amortization represents technical processes, intellectual property and/or institutional understanding acquired through business combinations that is fundamental to the on-going operations of our business and has no limit to its useful life. Our core technology that is not subject to amortization is comprised primarily of certain purchased stent and balloon technology, which is foundational to our continuing operations within the Cardiovascular market and other markets within interventional medicine. We amortize all other core technology over its estimated useful life.

Estimated amortization expense for each of the five succeeding fiscal years based upon our intangible asset portfolio at December 31, 2008 is as follows:

Fiscal Year	Estimated Amortization Expense (in millions)
2009	$ 491
2010	478
2011	387
2012	343
2013	334

Goodwill as of December 31 as allocated to our U.S., EMEA and Inter-Continental segments for purposes of our goodwill impairment testing is presented below. Our U.S. goodwill is further allocated to our U.S. reporting units for our goodwill testing in accordance with Statement No. 142. During 2008, we reorganized our international business, and therefore, revised our reportable segments to reflect the way we currently manage and view our business. Refer to *Note P – Segment Reporting* for more information on our reporting structure and segment results. We have reclassified previously reported 2007 and 2006 goodwill balances and activity by segment to be consistent with the 2008 presentation.

(in millions)	United States	EMEA	Inter-Continental	Total
Balance as of January 1, 2007	**$ 9,529**	**$3,955**	**$1,144**	**$14,628**
Purchase price adjustments	77	54	11	142
Goodwill acquired	34	10	8	52
Contingent consideration	924	139	83	1,146
Goodwill reclassified to assets held for sale	(311)	(1)	(1)	(313)
Goodwill written off	(478)	(46)	(28)	(552)
Balance as of December 31, 2007	**$ 9,775**	**$4,111**	**$1,217**	**$15,103**
Purchase price adjustments	(7)	(38)	(29)	(74)
Contingent consideration	5			5
Goodwill written off	(2,613)			(2,613)
Balance as of December 31, 2008	**$ 7,160**	**$4,073**	**$1,188**	**$12,421**

During 2007, we determined that certain of our businesses were no longer strategic to our on-going operations. Therefore, in conjunction with the anticipated sales of our Auditory, Cardiac Surgery and Vascular Surgery businesses, we recorded $552 million of goodwill write-downs in 2007 in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets*, and FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. In addition, in accordance with Statement No. 144, we present separately the assets of the disposal groups, including the related goodwill, as 'assets held for sale' within our consolidated balance sheets. Refer to *Note F—Divestitures and Assets Held for Sale* for more information regarding these transactions, and for the major classes of assets, including goodwill, classified as held for sale.

The 2007 and 2008 purchase price adjustments related primarily to adjustments in taxes payable and deferred income taxes, including changes in the liability for unrecognized tax benefits in accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*; as well as reductions in our estimate for Guidant-related exit costs. In addition, the 2007 purchase price adjustments included changes in our estimates for the costs associated with Guidant product liability claims and litigation.

Note F - Divestitures and Assets Held for Sale

During 2007, we determined that our Auditory, Cardiac Surgery, Vascular Surgery, Venous Access, and Fluid Management businesses, as well as our TriVascular Endovascular Aortic Repair (EVAR) program, were no longer strategic to our on-going operations. Therefore, we initiated the process of selling these businesses in 2007, and completed their sale in the first quarter of 2008, as discussed below. We received gross proceeds of approximately $1.3 billion from these divestitures. The sale of these disposal groups has helped allow us to focus on our core businesses and priorities. Management committed to a plan to sell each of these businesses in 2007 and, pursuant to Statement No. 144, we adjusted the carrying value of the disposal groups to their fair value, less cost to sell (if lower than the carrying value) during 2007, and presented separately the assets of the disposal groups as 'assets held for sale' and the liabilities of the disposal groups as 'liabilities associated with assets held for sale' in our consolidated balance sheets.

In addition, in 2008 we committed to the sale of certain of our owned properties and, in accordance with Statement No. 144, have presented separately the carrying value, less cost to sell, of the properties as 'assets held for sale' in our consolidated balance sheets.

Auditory

In August 2007, we entered an agreement to amend our 2004 merger agreement with the principal former shareholders of Advanced Bionics Corporation. The acquisition of Advanced Bionics included potential earnout payments that were contingent primarily on the achievement of future performance milestones, with certain milestones tied to profitability. The amended agreement provides for a new schedule of consolidated, fixed payments to the former Advanced Bionics shareholders, consisting of $650 million that was paid upon closing in January 2008, and $500 million payable in March 2009. These payments will be the final payments made to Advanced Bionics. The former shareholders of Advanced Bionics approved the amended merger agreement in September 2007. Following the approval by the former shareholders, we accrued the fair value of these payments in accordance with Statement No. 141, as the payment of this consideration was determinable beyond a reasonable doubt. The fair value of these payments, determined to be $1.115 billion, was recorded as an increase to goodwill. At December 31, 2008, we have accrued $497 million, representing the present value of the final payment to be made in March 2009.

In conjunction with the amended merger agreement, in January 2008, we completed the sale of a controlling interest in our Auditory business and drug pump development program, acquired with Advanced Bionics in 2004, to entities affiliated with the principal former shareholders of Advanced Bionics for an aggregate purchase price of $150 million in cash. To adjust the carrying value of the disposal group to its fair value, less costs to sell, we recorded a loss of approximately $367 million (pre-tax) in 2007, representing primarily a write-down of goodwill. In addition, we recorded a tax benefit of $7 million during 2008 in connection with the closing of the transaction. Under the terms of the agreement, we retained an equity interest in the limited liability companies formed for purposes of operating the Auditory business and drug pump development program. In accordance with EITF Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* we are accounting for these investments under the equity method of accounting.

Cardiac Surgery and Vascular Surgery

In January 2008, we completed the sale of our Cardiac Surgery and Vascular Surgery businesses to the Getinge Group for net cash proceeds of approximately $700 million. To adjust the carrying value of the Cardiac Surgery and Vascular Surgery disposal group to its fair value, less costs to sell, we recorded a loss of approximately $193 million in 2007, representing primarily the write-down of goodwill. In addition, we recorded a tax expense of $19 million during 2008 in connection with the closing of the transaction. We acquired the Cardiac Surgery business in April 2006 as part of the Guidant transaction (refer to *Note D—Acquisitions)* and acquired the Vascular Surgery business in 1995.

Fluid Management and Venous Access

In February 2008, we completed the sale of our Fluid Management and Venous Access businesses to Navylist Medical (affiliated with Avista Capital Partners) for net cash proceeds of approximately $400 million. We did not adjust the carrying value of the Fluid Management and Venous Access disposal group as of December 31, 2007, because the fair value of the disposal group, less costs to sell, exceeded its carrying value. We recorded a pre-tax gain of $234 million ($161 million after-tax) during 2008 associated with this transaction. We acquired the Fluid Management business as part of our acquisition of Schneider Worldwide in 1998. The Venous Access business was previously a component of our Oncology business.

TriVascular EVAR Program

In March 2008, we sold our EVAR program obtained in connection with our 2005 acquisition of TriVascular, Inc. for $30 million in cash. We discontinued our EVAR program in 2006. In connection with the sale, we recorded a pre-tax gain of $16 million ($36 million after-tax) during 2008.

The combined assets held for sale and liabilities associated with the assets held for sale included in the accompanying consolidated balance sheets consist of the following:

	As of December 31,	
(in millions)	2008	2007
Trade accounts receivable, net		$ 41
Inventories		71
Prepaid expenses and other current assets		3
Property, plant and equipment, net	$13	107
Goodwill		313
Other intangible assets, net		581
Other long-term assets		3
Assets held for sale	**$13**	**$1,119**
Accounts payable and accrued expenses		$ 32
Other current liabilities		6
Other non-current liabilities		1
Liabilities associated with assets held for sale		**$ 39**

The tangible assets and liabilities presented in the table above are primarily U.S. assets and liabilities and are included in our United States reportable segment.

The combined 2007 revenues associated with the disposal groups were $553 million, or seven percent of our net sales.

Note G – Investments and Notes Receivable

We have historically entered a significant number of alliances with publicly traded and privately held entities in order to broaden our product technology portfolio and to strengthen and expand our reach into existing and new markets. During 2007, in connection with our strategic initiatives, we announced our intent to sell the majority of our investment portfolio in order to monetize those investments determined to be non-strategic.

In June 2008, we signed definitive agreements with Saints Capital and Paul Capital Partners to sell the majority of our investments in, and notes receivable from, certain publicly traded and privately held entities for gross proceeds of approximately $140 million. In connection with these agreements we have received proceeds of $95 million as of December 31, 2008. In addition, we received proceeds of $54 million from other transactions to monetize certain other non-strategic investments and notes receivable during 2008.

We recorded total other-than-temporary impairments of $130 million during 2008, including $127 million related to non-strategic investments and notes receivable, which we have sold or intend to sell, and $3 million related to our strategic equity investments. Our 2008 other-than-temporary impairments included $112 million of impairments related to privately held entities, and $18 million of impairments related to publicly traded entities. In addition, we recorded gains of $52 million on the sale of non-strategic investments during 2008. We also recognized other costs of $5 million associated with the Saints and Paul agreements. During 2007, we recorded other-than-temporary impairments of $119 million related to our investments and notes receivable, and recorded gains of $65 million associated with the sale of equity investments and collection of notes receivable. During 2006, we recorded $122 million of total other-than-temporary impairments of our investments and notes receivable and recorded gains of $13 million associated with the sale of equity investments. Losses and gains associated with our investments and notes receivable are recorded in Other, net within our consolidated statements of operations.

Many of our alliances involve equity investments in privately held equity securities or investments where an observable quoted market value does not exist. Many of these companies are in the developmental stage and have not yet commenced their principal operations. Our exposure to losses related to our alliances is generally limited to our equity investments and notes receivable associated with these alliances. Our equity investments in alliances consist of the following:

	As of December 31,	
(in millions)	2008	2007
Available-for-sale investments		
Carrying value	$ 1	$ 18
Gross unrealized gains		26
Gross unrealized losses		
Fair value	1	44
Equity method investments		
Carrying value	45	60
Cost method investments		
Carrying value	67	213
	$113	$317

As of December 31, 2008, we held $45 million of investments that we accounted for under the equity method. Our ownership percentages in these entities ranges from approximately five percent to

18 percent. In accordance with EITF Issue No. 03-16, *Accounting for Investments in Limited Liability Companies,* and EITF Topic D-46, *Accounting for Limited Partnership Investments*, we account for these investments under the equity method of accounting. We recorded losses of $10 million, reported in Other, net, associated with the application of the equity method of accounting to these investments in 2008. We recorded $13 million of purchased research and development associated with the initial application of the equity method of accounting to certain investments in 2007; other income (expense) associated with equity method adjustments in 2007 was less than $1 million in the aggregate.

We had notes receivable of approximately $46 million at December 31, 2008 and $61 million at December 31, 2007 due from certain companies. In addition, we had approximately $20 million of cost method investments recorded in other current assets in our consolidated balance sheets as of December 31, 2008 as these investments will be monetized in 2009 pursuant to our definitive agreement with Saints.

Note H – Restructuring-related Activities

In October 2007, our Board of Directors approved, and we committed to, an expense and head count reduction plan, which resulted in the elimination of approximately 2,300 positions worldwide. We are providing affected employees with severance packages, outplacement services and other appropriate assistance and support. The plan is intended to bring expenses in line with revenues as part of our initiatives to enhance short- and long-term shareholder value. Key activities under the plan include the restructuring of several businesses, corporate functions and product franchises in order to better utilize resources, strengthen competitive positions, and create a more simplified and efficient business model; the elimination, suspension or reduction of spending on certain R&D projects; and the transfer of certain production lines from one facility to another. We initiated these activities in the fourth quarter of 2007 and expect to be substantially complete worldwide in 2010.

We expect that the execution of this plan will result in total pre-tax expenses of approximately $425 million to $450 million. We are recording a portion of these expenses as restructuring charges and the remaining portion through other lines within our consolidated statements of operations. We expect the plan to result in cash payments of approximately $395 million to $415 million. The following provides a summary of our expected total costs associated with the plan by major type of cost:

Type of cost	Total estimated amount expected to be incurred
Restructuring charges:	
Termination benefits	$225 million to $230 million
Fixed asset write-offs	$20 million
Other (1)	$65 million to $70 million
Restructuring-related expenses:	
Retention incentives	$75 million to $80 million
Accelerated depreciation	$10 million to $15 million
Transfer costs (2)	$30 million to $35 million
	$425 million to $450 million

(1) Consists primarily of consulting fees and contractual cancellations.
(2) Consists primarily of costs to transfer product lines from one facility to another, including costs of transfer teams, freight and product line validations.

During 2008, we recorded $78 million of restructuring charges. In addition, we recorded $55 million of expenses within other lines of our consolidated statements of operations related to our restructuring initiatives. The following presents these costs by major type and line item within our consolidated statements of operations:

(in millions)	Termination Benefits	Retention Incentives	Asset Write-offs	Accelerated Depreciation	Transfer Costs	Other	Total
Restructuring charges	**$34**		**$10**			**$34**	**$ 78**
Restructuring-related expenses:							
Cost of products sold		$ 9		$4	$4		17
Selling, general and administrative expenses		27		4			31
Research and development expenses		7					7
		43		**8**	**4**		**55**
	$34	**$43**	**$10**	**$8**	**$4**	**$34**	**$133**

During 2007, we recorded $176 million of restructuring charges, and $8 million of restructuring-related expenses within other lines of our consolidated statements of operations. The following presents these costs by major type and line item within our consolidated statements of operations:

(in millions)	Termination Benefits	Retention Incentives	Asset Write-offs	Accelerated Depreciation	Transfer Costs	Other	Total
Restructuring charges	**$158**		**$8**			**$10**	**$176**
Restructuring-related expenses:							
Cost of products sold		$1		$1			2
Selling, general and administrative expenses		2		2			4
Research and development expenses		2					2
		5		**3**			**8**
	$158	**$5**	**$8**	**$3**		**$10**	**$184**

The termination benefits recorded during 2008 and 2007 represent amounts incurred pursuant to our on-going benefit arrangements and amounts for "one-time" involuntary termination benefits, and have been recorded in accordance with FASB Statement No. 112, *Employer's Accounting for Postemployment Benefits* and FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We expect to record the additional termination benefits in 2009 when we identify with more specificity the job classifications, functions and locations of the remaining head count to be eliminated. Retention incentives represent cash incentives, which are being recorded over the future service period during which eligible employees must remain employed with us in order to retain the payment. The other restructuring costs, which, in 2008 and 2007, represented primarily consulting fees, are being recognized and measured at their fair value in the period in which the liability is incurred in accordance with FASB Statement No. 146.

We have incurred cumulative restructuring and restructuring-related costs of $317 million since we committed to the plan in October 2007. The following presents these costs by major type (in millions):

Termination benefits	$192
Retention incentives	48
Fixed asset write-offs	18
Accelerated depreciation	11
Transfer costs	4
Other	44
	$317

In 2008, we made cash payments of approximately $185 million associated with our restructuring initiatives, which related to termination benefits and retention incentives paid and other restructuring charges. We have made cumulative cash payments of approximately $230 million since we committed to our restructuring initiatives in October 2007. These payments were made using cash generated from our operations. We expect to record the remaining costs associated with these restructuring initiatives through 2009 and make the remaining cash payments throughout 2009 and 2010 using cash generated from operations.

Costs associated with restructuring and restructuring-related activities are excluded from the determination of segment income, as they do not reflect expected on-going future operating expenses and are not considered by management when assessing operating performance.

The following is a rollforward of the liability associated with our restructuring initiatives since the inception of the plan in the fourth quarter of 2007, which is reported as a component of accrued expenses included in our accompanying consolidated balance sheets.

(in millions)	Termination Benefits	Other	Total
Charges	$ 158	$ 10	$ 168
Cash payments	(23)	(8)	(31)
Balance at December 31, 2007	**135**	**2**	**137**
Charges	34	34	68
Cash payments	(128)	(35)	(163)
Balance at December 31, 2008	**$ 41**	**$ 1**	**$ 42**

In addition to the amounts in the rollforward above, we have incurred cumulative charges of $81 million associated with retention incentives, product transfer costs, asset write-offs and accelerated depreciation; and have made cumulative cash payments of $32 million associated with retention incentives and $4 million associated with product transfer costs.

Plant Network Optimization

On January 27, 2009, our Board of Directors approved, and we committed to, a plant network optimization plan, which is intended to simplify our manufacturing plant structure by transferring certain production lines from one facility to another and by closing certain facilities. The plan is a complement to our previously announced expense and head count reduction plan, and is intended to improve overall gross profit margins. Activities under the plan will be initiated in 2009 and are expected to be substantially completed by the end of 2011.

We estimate that the plan will result in total pre-tax charges of approximately $135 million to $150 million, and that approximately $120 million to $130 million of these charges will result in future cash outlays. The following provides a summary of our estimates of costs associated with the plan by major type of cost:

Type of cost	Total estimated amount expected to be incurred
Restructuring charges:	
Termination benefits	$45 million to $50 million
Restructuring-related expenses:	
Accelerated depreciation	$15 million to $20 million
Transfer costs (1)	$75 million to $80 million
	$135 million to $150 million

(1) Consists primarily of costs to transfer product lines from one facility to another, including costs of transfer teams, freight and product line validations.

The estimated restructuring charges relate primarily to termination benefits to be recorded pursuant to FASB Statement No. 112, *Employer's Accounting for Postemployment Benefits* and FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The accelerated depreciation will be recorded through cost of products sold over the new remaining useful life of the related assets and the production line transfer costs will be recorded through cost of products sold as incurred.

Note I - Borrowings and Credit Arrangements

We had total debt of $6.745 billion at December 31, 2008 at an average interest rate of 5.65 percent, as compared to total debt of $8.189 billion at December 31, 2007 at an average interest rate of 6.36 percent. Our borrowings consist of the following:

	As of December 31,	
(in millions)	2008	2007
Current debt obligations		
Credit and security facility		$ 250
Other	$ 2	6
	2	256
Long-term debt obligations		
Term loan	2,825	4,000
Abbott loan	900	900
Senior notes	3,050	3,050
Fair value adjustment (1)	(8)	(9)
Discounts	(30)	(42)
Capital leases		28
Other	6	6
	6,743	7,933
	$6,745	**$8,189**

(1) Represents unamortized losses related to interest rate swaps used to hedge the fair value of certain of our senior notes. See *Note C—Fair Value Measurements* for further discussion regarding the accounting treatment of our interest rate swaps.

In April 2006, to finance the cash portion of our acquisition of Guidant, we borrowed $6.6 billion, consisting of a $5.0 billion five-year term loan and a $700 million 364-day interim credit facility loan from a syndicate of commercial and investment banks, as well as a $900 million subordinated loan from Abbott. In addition, we terminated our existing revolving credit facilities and established a new $2.0 billion revolving credit facility. In May 2006, we repaid and terminated the $700 million 364-day interim credit facility loan and terminated the credit facility. Additionally, in June 2006, under our shelf registration previously filed with the SEC, we issued $1.2 billion of publicly registered senior notes. Refer to the *Senior Notes* section below for the terms of this issuance.

As of December 31, 2008, the debt maturity schedule for our term loan, as well as scheduled maturities of the other significant components of our debt obligations, is as follows:

(in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Term loan		$825	$2,000				$2,825
Abbott loan			900				900
Senior notes			850			$2,200	3,050
	$	**$825**	**$3,750**	**$**	**$**	**$2,200**	**$6,775**

Note: The table above does not include discounts associated with our Abbott loan and senior notes, or amounts related to interest rate swaps used to hedge the fair value of certain of our senior notes.

Term Loan and Revolving Credit Facility

In April 2006, we established our $2.0 billion, five-year revolving credit facility. Use of the borrowings is unrestricted and the borrowings are unsecured. In October of 2008, we issued a $717 million surety bond backed by a $702 million letter of credit and $15 million of cash to secure a damage award related to the Johnson & Johnson patent infringement case pending appeal, described in *Note L—Commitments and Contingencies*, reducing the credit availability under the revolving facility. There were no amounts borrowed under this facility as of December 31, 2008 and 2007.

We are permitted to prepay the term loan prior to maturity with no penalty or premium. During 2007, we prepaid $1.0 billion of our five-year term loan, using $750 million of cash on hand and $250 million in borrowings against our credit facility secured by our U.S. trade receivables (refer to *Other Credit Facilities* section for more information on this facility). During 2008, we made prepayments of $1.175 billion. These additional prepayments satisfied the remaining $300 million of our term loan due in 2009 and $875 million of our term loan due in 2010.

In February 2009, we amended our term loan and revolving credit facility agreement to increase flexibility under our financial covenants. The amendment provides for an exclusion from the calculation of consolidated EBITDA, as defined by the amended agreement, through the credit agreement maturity in April 2011, of up to $346 million in restructuring charges to support our plant network optimization and other expense reduction initiatives; an exclusion for any litigation-related charges and credits until such items are paid or received; and an exclusion of up to $1.137 billion of any cash payments for litigation settlements or damage awards (net of any litigation payments received), and all cash payments (net of cash receipts) related to amounts that were recorded in the financial statements before January 1, 2009. At the same time, we prepaid $500 million of our term loan and reduced our revolving credit facility by $250 million. As a result, our next debt maturity of $325 million is due in April 2010. In addition, the agreement provides for an increase in interest rates on our term loan borrowings from LIBOR plus 1.00 percent to LIBOR plus 1.75 percent at current credit ratings. Further, the interest rate on unused facilities increases from 0.175 percent to 0.500 percent.

Abbott Loan

The $900 million loan from Abbott bears interest at a fixed 4.0 percent rate, payable semi-annually. The loan is subordinated to our senior, unsecured, subsidiary indebtedness. We are permitted to prepay the Abbott loan prior to maturity with no penalty or premium. We determined that an appropriate fair market interest rate on the loan from Abbott was 5.25 percent per annum. We recorded the loan at a discount of approximately $50 million at the inception of the loan and are recording interest at an imputed rate of 5.25 percent over the term of the loan. The remaining discount as of December 31, 2008 is $24 million.

Other Credit Facilities

We maintain a $350 million credit and security facility secured by our U.S. trade receivables. Use of the borrowings is unrestricted. Borrowing availability under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. Certain significant changes in the quality of our receivables may require us to repay borrowings immediately under the facility. The credit agreement required us to create a wholly owned entity, which we consolidate. This entity purchases our U.S. trade accounts receivable and then borrows from two third-party financial institutions using these receivables as collateral. The receivables and related borrowings remain on our consolidated balance sheets because we have the right to prepay any borrowings and effectively retain control over the receivables. Accordingly, pledged receivables are included as trade accounts receivable, net, while the corresponding borrowings are included as debt on our consolidated balance sheets. There were $250 million in borrowings outstanding under this facility at December 31, 2007. During 2008, we repaid those amounts outstanding and extended the maturity of this facility to August 2009. There were no amounts outstanding under this facility at December 31, 2008.

Further, we have uncommitted credit facilities with two commercial Japanese banks that provide for borrowings and promissory notes discounting of up to 18.5 billion Japanese yen (translated to approximately $205 million at December 31, 2008). During 2008, we increased available borrowings under this facility from 15 billion Japanese yen (translated to $133 million at December 31, 2007). We discounted $190 million of notes receivable as of December 31, 2008 at an average interest rate of 1.13 percent and $109 million of notes receivable as of December 31, 2007 at an average interest rate of 1.15 percent. Discounted notes receivable are excluded from accounts receivable in the accompanying consolidated balance sheets.

At December 31, 2008, we had outstanding letters of credit of approximately $819 million, as compared to approximately $110 million at December 31, 2007, which consisted primarily of bank guarantees and collateral for workers' compensation programs. The increase is due primarily to a $702 million letter of credit entered into in 2008 in conjunction with the Johnson & Johnson patent infringement case. We have accrued amounts associated with this case in our accompanying consolidated balance sheets. As of December 31, 2008, none of the beneficiaries had drawn upon the letters of credit or guarantees. Accordingly, we have not recognized a related liability in our consolidated balance sheets as of December 31, 2008 or 2007. We believe we have sufficient cash on hand and intend to fund these payments without drawing on the letters of credit.

Senior Notes

We had senior notes of $3.050 billion outstanding at December 31, 2008 and 2007. These notes are publicly registered securities, are redeemable prior to maturity and are not subject to any sinking fund requirements. Our senior notes are unsecured, unsubordinated obligations and rank on a parity with each other. These notes are effectively junior to borrowings under our credit and security facility and liabilities of our subsidiaries, including our term loan and the Abbott loan. Our senior notes consist of the following:

	Amount (in millions)	Issuance Date	Maturity Date	Semi-annual Coupon Rate
January 2011 Notes	$ 250	November 2004	January 2011	4.250%
June 2011 Notes	600	June 2006	June 2011	6.000%
June 2014 Notes	600	June 2004	June 2014	5.450%
November 2015 Notes	400	November 2005	November 2015	5.500%
June 2016 Notes	600	June 2006	June 2016	6.400%
January 2017 Notes	250	November 2004	January 2017	5.125%
November 2035 Notes	350	November 2005	November 2035	6.250%
	$3,050			

In April 2006, we increased the interest rate payable on our November 2015 Notes and November 2035 Notes by 0.75 percent to 6.25 percent and 7.0 percent, respectively, in connection with credit ratings changes as a result of our acquisition of Guidant. Rating changes throughout 2007 and 2008 had no additional impact on the interest rates associated with our senior notes. At December 31, 2008, our credit ratings from Standard & Poor's Rating Services (S&P) and Fitch Ratings were BB+, and our credit rating from Moody's Investor Service was Ba1. These ratings are below investment grade and the ratings outlook by S&P and Moody's is currently negative. During 2008, Fitch increased our rating from negative outlook to stable. Credit rating changes may impact our borrowing cost, but do not require the repayment of borrowings. These credit rating changes have not materially increased the cost of our existing borrowings. Subsequent rating improvements may result in a decrease in the adjusted interest rate to the extent that our lowest credit rating is above BBB- or Baa3. The interest rates on our November 2015 and November 2035 Notes will be permanently reinstated to the issuance rate if the lowest credit ratings assigned to these senior notes is either A- or A3 or higher.

Debt Covenants

Our term loan and revolving credit facility agreement requires that we maintain certain financial covenants, including a ratio of total debt to EBITDA, as defined by the agreement, as amended, for the preceding four consecutive fiscal quarters of less than or equal to 4.5 to 1.0 through December 31, 2008. The maximum permitted ratio of total debt to EBITDA steps-down to 4.0 to 1.0 on March 31, 2009 and to 3.5 to 1.0 on September 30, 2009. The agreement also requires that we maintain a ratio of EBITDA, as defined by the agreement, as amended, to interest expense for the preceding four consecutive fiscal quarters of greater than or equal to 3.0 to 1.0. As of December 31, 2008, we were in compliance with the required covenants. Our ratio of total debt to EBITDA was approximately 2.7 to 1.0 and our ratio of EBITDA to interest expense was approximately 5.4 to 1.0 as of December 31, 2008. If at any time we are not able to maintain these covenants, we could be required to seek to renegotiate the terms of our credit facilities or seek waivers from compliance with these covenants, both of which could result in additional borrowing costs. Further, there can be no assurance that our lenders would grant such waivers.

Note J – Leases

Rent expense amounted to $92 million in 2008, $72 million in 2007, and $80 million in 2006.

Our obligations under noncancelable capital leases were not material as of December 31, 2008. Future minimum rental commitments at December 31, 2008 under other noncancelable lease agreements are as follows (in millions):

2009	$ 64
2010	56
2011	45
2012	35
2013	26
Thereafter	57
	$283

Note K – Income Taxes

Our (loss) income before income taxes consisted of the following:

	Year Ended December 31,		
(in millions)	2008	2007	2006
Domestic	$(3,018)	$(1,294)	$(4,535)
Foreign	987	725	1,000
	$(2,031)	$ (569)	$(3,535)

The related provision for income taxes consists of the following:

	Year Ended December 31,		
(in millions)	2008	2007	2006
Current			
Federal	$ 110	$ 99	$ 375
State	27	46	53
Foreign	189	167	34
	326	312	462
Deferred			
Federal	(279)	(345)	(421)
State	(20)	(20)	(24)
Foreign	(22)	(21)	25
	(321)	(386)	(420)
	$ 5	$ (74)	$ 42

The reconciliation of income taxes at the federal statutory rate to the actual provision (benefit) for income taxes is as follows:

	2008	2007	2006
U.S. federal statutory income tax rate	(35.0%)	(35.0%)	(35.0%)
State income taxes, net of federal benefit	0.4%	4.0%	0.5%
Effect of foreign taxes	(5.9%)	(41.9%)	(6.1%)
Non-deductible acquisition expenses	0.5%	5.4%	40.8%
Research credit	(0.5%)	(2.4%)	(0.6%)
Valuation allowance	2.9%	19.6%	2.2%
Divestitures	(9.9%)	33.2%	
Intangible asset impairments	46.5%		
Section 199		(2.2%)	(0.5%)
Tax liability release on unremitted earnings			(3.8%)
Sale of intangible assets			3.3%
Other, net	1.2%	6.3%	0.4%
	0.2%	(13.0%)	1.2%

Significant components of our deferred tax assets and liabilities are as follows:

	As of December 31,	
(in millions)	2008	2007
Deferred tax assets		
Inventory costs, intercompany profit and related reserves	$ 297	$ 250
Tax benefit of net operating loss, capital loss and tax credits	294	267
Reserves and accruals	392	573
Restructuring- and acquisition-related charges, including purchased research and development	115	112
Litigation and product liability reserves	188	82
Unrealized losses on derivative financial instruments	15	34
Investment writedown	59	107
Stock-based compensation	86	84
Federal benefit of uncertain tax positions	117	114
Other	34	17
	1,597	1,640
Less: valuation allowance on deferred tax assets	252	193
	$ 1,345	$ 1,447
Deferred tax liabilities		
Property, plant and equipment	$ 52	$ 51
Intangible assets	2,617	2,967
Litigation settlement	25	24
Unrealized gains on available-for-sale securities		10
Other	2	
	2,696	3,052
	$(1,351)	$(1,605)

At December 31, 2008, we had U.S. tax net operating loss, capital loss and tax credit carryforwards, the tax effect of which was $45 million, as compared to $79 million at December 31, 2007. In addition, we had foreign tax net operating loss carryforwards, the tax effect of which was $249 million at December 31, 2008, as compared to $188 million at December 31, 2007. These carryforwards will expire periodically beginning in 2009. We established a valuation allowance of $252 million against these carryforwards as of December 31, 2008 and $193 million as of December 31, 2007, due to our determination, after consideration of all positive and negative evidence, that it is more likely than not a portion of the carryforwards will not be realized. The increase in the valuation allowance at December 31, 2008 as compared to December 31, 2007 is attributable primarily to foreign net operating losses generated during the year. The income tax impact of the unrealized gain or loss component of other comprehensive income was a provision of less than $1 million in 2008, a benefit of $53 million in 2007, and a benefit of $27 million in 2006.

We do not provide income taxes on unremitted earnings of our foreign subsidiaries where we have indefinitely reinvested such earnings in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that we have indefinitely reinvested offshore are $9.327 billion at December 31, 2008 and $7.804 billion at December 31, 2007.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* At December 31, 2008, we had $1.107 billion of gross unrecognized tax benefits, $978 million of which, if recognized, would affect our effective tax rate. At December 31, 2007, we had $1.180 billion of gross unrecognized tax benefits, $415 million of which, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits decreased at December 31, 2008, as compared to December 31, 2007, due principally to the resolution of federal, state and foreign examinations for both Boston Scientific and Guidant for the years 1998 through 2005, as discussed below. The unrecognized tax benefits which, if recognized, would impact our effective rate increased at December 31, 2008, as compared to December 31, 2007 due to the adoption of FASB Statement No. 141(R), *Business Combinations,* as of January 1, 2009, which requires that we recognize changes in acquired income tax uncertainties (applied to acquisitions before and after the adoption date) as income tax expense or benefit. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2008	2007
Balance as of January 1	**$1,180**	**$1,155**
Additions based on positions related to the current year	128	80
Additions for tax positions of prior years	48	60
Reductions for tax positions of prior years	(161)	(47)
Settlements with Taxing Authorities	(82)	(61)
Statute of limitation expirations	(6)	(7)
Balance as of December 31	**$1,107**	**$1,180**

We are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. We have concluded all U.S. federal income tax matters through 2000. Substantially all material state, local, and foreign income tax matters have been concluded for all years though 2001.

During 2008, we resolved certain matters in federal, state, and foreign jurisdictions for Guidant and Boston Scientific for the years 1998 to 2005. We settled multiple federal issues at the IRS examination and Appellate levels, including issues related to Guidant's acquisition of Intermedics, Inc., and various litigation settlements. We also received favorable foreign court decisions and a favorable outcome related to our foreign research credit claims. As a result of these audit activities, we decreased our reserve for uncertain tax positions, excluding tax payments, by $156 million, inclusive of $37 million of interest and penalties during 2008. During 2007, we settled several audits, obtained an Advance Pricing Agreement between the U.S. and Japan, and received a favorable appellate court decision on a previously outstanding Japan matter with respect to the 1995 to 1998 tax periods. As a result of settlement of these matters, we decreased our reserve for uncertain tax positions, excluding tax payments, by $31 million, inclusive of $29 million of interest and penalties.

During 2008, we received the Revenue Agent's Report for Guidant's federal examination covering years 2001 through 2003, which contained significant proposed adjustments related primarily to the allocation of income between our U.S. and foreign affiliates. We disagree with the proposed adjustment and we intend to contest this matter through applicable IRS and judicial procedures, as appropriate. Although the final resolution of the proposed adjustments is uncertain, we believe that our income tax reserves are adequate and that the resolution will not have a material impact on our financial condition or results of operations.

It is reasonably possible that within the next 12 months we will resolve multiple issues including transfer pricing, research and development credit and transactional related issues, with foreign, federal and state taxing authorities, in which case we could record a reduction in our balance of unrecognized tax benefits of up to approximately $176 million.

Our historical practice was and continues to be to recognize interest and penalties related to income tax matters in income tax expense (benefit). We had $268 million accrued for gross interest and penalties at December 31, 2008 and $264 million at December 31, 2007. The increase in gross interest and penalties was a result of $43 million recognized in our consolidated statements of operations, partially offset by a $39 million reduction, due primarily to payments. The total amount of interest and penalties recognized in our consolidated statements of operations in 2007 was $76 million.

Note L – Commitments and Contingencies

The medical device market in which we primarily participate is largely technology driven. Physician customers, particularly in interventional cardiology, have historically moved quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that our current and former stent systems infringe patents owned or licensed by them. We have similarly asserted that stent systems or other products sold by our competitors infringe patents owned or licensed by us. Adverse outcomes in one or more of the proceedings against us could limit our ability to sell certain stent products in certain jurisdictions, or reduce our operating margin on the sale of these products and could have a material adverse effect on our financial position, results of operations or liquidity.

In particular, we are engaged in significant patent litigation with Johnson & Johnson relating to stent systems, balloon catheters and stent delivery systems. We have each asserted that products of the other infringe patents owned or exclusively licensed by each of us. Adverse outcomes in one or more of these matters could have a material adverse effect on our ability to sell certain products and on our operating margins, financial position, results of operation or liquidity.

In the normal course of business, product liability and securities claims are asserted against us. In addition, requests for information from governmental entities have increased in recent years which may evolve into legal proceedings. Product liability and securities claims may be asserted against us and requests for information may be received in the future related to events not known to management at the present time. We are substantially self-insured with respect to product liability claims, and maintain an insurance policy providing limited coverage against securities claims. The absence of significant third-party insurance coverage increases our potential exposure to unanticipated claims or adverse decisions. Product liability claims, product recalls, securities litigation, requests for information and other legal proceedings in the future, regardless of their outcome, could have a material adverse effect on our financial position, results of operations or liquidity.

Our accrual for legal matters that are probable and estimable was $1.089 billion at December 31, 2008 and $994 million at December 31, 2007, and includes estimated costs of settlement, damages and defense. The increase in our accrual is due primarily to a pre-tax charge of $334 million resulting from a ruling by a federal judge in a patent infringement case brought against us by Johnson & Johnson, which we recorded during the third quarter of 2008. Partially offsetting this increase was a reduction of $187 million as result of payments made during the fourth quarter of 2008 related to the Guidant multi-district litigation (MDL) settlement. In the first quarter of 2009, we made an additional MDL payment of approximately $13 million, and anticipate making the remaining payments of $20 million during the first half of 2009. These amounts were both accrued as of December 31, 2008. We continue to assess certain litigation and claims to determine the amounts that management believes will be paid as a result of such claims and litigation and, therefore, additional losses may be accrued in the future, which could adversely impact our operating results, cash flows and our ability to comply with our debt covenants. See *Note A—Significant Accounting Policies* for further discussion on our policy for accounting for legal, product liability and security claims.

In management's opinion, we are not currently involved in any legal proceedings other than those specifically identified below which, individually or in the aggregate, could have a material effect on our financial condition, operations and/or cash flows. Unless included in our accrual as of December 31, 2008 or otherwise indicated below, a range of loss associated with any individual material legal proceeding can not be estimated.

Litigation with Johnson & Johnson

On October 22, 1997, Cordis Corporation, a subsidiary of Johnson & Johnson, filed a suit for patent infringement against us and Boston Scientific Scimed, Inc. (f/k/a SCIMED Life Systems, Inc.), our wholly owned subsidiary, alleging that the importation and use of the NIR® stent infringes two patents owned by Cordis. On April 13, 1998, Cordis filed another suit for patent infringement against Boston Scientific Scimed and us, alleging that our NIR® stent infringes two additional patents owned by Cordis. The suits were filed in the U.S. District Court for the District of Delaware seeking monetary damages, injunctive relief and that the patents be adjudged valid, enforceable and infringed. A jury trial on both actions found that the NIR® stent infringed one claim of one Cordis patent and awarded damages of approximately $324 million to Cordis. On May 16, 2002, the Court set aside the verdict of infringement, requiring a new trial. On March 24, 2005, in a second trial, a jury found that a single claim of the Cordis patent was valid and infringed. Our appeals of the infringement decision were denied. On September 30, 2008, the District Court entered final judgment against us and awarded Cordis $702 million in damages and interest. On October 10, 2008, we appealed the damage award. As a result of the Court's ruling, we increased our accrual for litigation-related matters by $334 million in the third quarter of 2008. This accrual is in addition to $368 million of previously established accruals related to this matter.

On April 2, 1997, Ethicon and other Johnson & Johnson subsidiaries filed a cross-border proceeding in The Netherlands alleging that the NIR® stent infringes a European patent licensed to Ethicon. In January 1999, Johnson & Johnson amended the claims of the patent and changed the action from a cross-border case to a Dutch national action. The Dutch Court asked the Dutch Patent Office for technical advice on the validity of the amended patent. On August 31, 2005, the Dutch Patent Office issued its technical advice that the amended patent was valid and on October 8, 2008, the Dutch Court found the patent valid.

On August 22, 1997, Johnson & Johnson filed a suit for patent infringement against us alleging that the sale of the NIR® stent infringes certain Canadian patents owned by Johnson & Johnson. Suit was filed in the federal court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. On April 30, 2008, the Court found that the NIR® stent did not infringe one patent of Johnson & Johnson and that the other Johnson & Johnson patent was invalid. On May 30, 2008, Cordis filed an appeal.

On February 14, 2002, we, and certain of our subsidiaries, filed suit for patent infringement against Johnson & Johnson and Cordis alleging that certain balloon catheters and stent delivery systems sold by Johnson & Johnson and Cordis infringe five U.S. patents owned by us. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On October 15, 2002, Cordis filed a counterclaim alleging that certain balloon catheters and stent delivery systems sold by us infringe three U.S. patents owned by Cordis and seeking monetary and injunctive relief. On December 6, 2002, we filed an amended complaint alleging that two additional patents owned by us are infringed by the Cordis' products. On October 31, 2007, a jury found that we infringe a patent of Cordis. The jury also found four of our patents invalid and infringed by Cordis. No damages were determined because the judge found that Cordis failed to submit evidence sufficient to enable a jury to make a damage assessment. A hearing on prospective relief was held on October 3, 2008, and an evidentiary hearing on February 2, 2009.

On March 26, 2002, we and our wholly owned subsidiary, Target Therapeutics, Inc., filed suit for patent infringement against Cordis alleging that certain detachable coil delivery systems infringe three U.S. patents, owned by or exclusively licensed to Target. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. Summary judgment motions with respect to one of the patents were filed by both parties and on March 21, 2008, the Court found infringement. Also, on January 18, 2008, the Court granted our motion for summary judgment that Cordis infringes a second patent in the suit. Based on this order, we have filed a motion for summary judgment of infringement of the third patent in the suit, as well as a request to add infringement of certain additional claims of the second patent. On August 15, 2008, the Court granted our motion for summary judgment relating to infringement. Trial on validity and damages is scheduled to begin on March 4, 2009.

On January 13, 2003, Cordis filed suit for patent infringement against Boston Scientific Scimed and us alleging that our Express²® coronary stent infringes a U.S. patent owned by Cordis. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. We answered the complaint, denying the allegations and filed a counterclaim alleging that certain Cordis products infringe a patent owned by us. On August 4, 2004, the Court granted a Cordis motion to add our Liberté® coronary stent and two additional patents to the complaint. On June 21, 2005, a jury found that our TAXUS® Express²®, Express²®, Express® Biliary, and Liberté® stents infringe a Johnson & Johnson patent and that the Liberté® stent infringes a second Johnson & Johnson patent. The jury only determined liability; monetary damages would be determined at a later trial. With respect to our counterclaim, a jury found on July 1, 2005, that Johnson & Johnson's Cypher®, Bx Velocity®, Bx Sonic® and Genesis™ stents infringe our patent. Both parties appealed and a hearing was held on December 2, 2008.

On March 13, 2003, Boston Scientific Scimed and we filed suit for patent infringement against Johnson & Johnson and Cordis, alleging that its Cypher® drug-eluting stent infringes one of our patents. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. Cordis answered the complaint, denying the allegations, and filed a counterclaim against us alleging that the patent is not valid and is unenforceable. On July 1, 2005, a jury found that Johnson & Johnson's Cypher® drug-eluting stent infringes the original patent and upheld the validity of the patent. The jury determined liability only; any monetary damages would be determined at a later trial. On January 15, 2009, the U.S. Court of Appeals reversed the lower Court's decision and found the patent invalid. On February 12, 2009, we filed a request for a rehearing and a rehearing en banc with the U.S. Court of Appeals.

On August 5, 2004, we (through our subsidiary Schneider Europe GmbH) filed suit in the District Court of Brussels, Belgium against the Belgian subsidiaries of Johnson & Johnson, Cordis and Janssen Pharmaceutica alleging that Cordis' Bx Velocity® stent, Bx Sonic® stent, Cypher® stent, Cypher® Select stent, Aqua T3™ balloon and U-Pass balloon infringe one of our European patents and seeking injunctive and monetary relief. On September 12, 2008, the District Court issued a decision and ruled that a technical expert be appointed. On December 1, 2008, we filed a partial appeal of the decision in the Brussels Court of Appeals. In December 2005, the Johnson & Johnson subsidiaries filed a nullity action in France. On January 25, 2008, we filed a counterclaim infringement action in France, and a hearing is scheduled for December 1, 2009. In January 2006, the same Johnson & Johnson subsidiaries filed nullity actions in Italy and Germany. On October 23, 2007, the German Federal Patent Court found the patent valid. We then filed a counterclaim infringement action in Italy and an infringement action in Germany. On February 10, 2009, the District Court of Dusseldorf issued an oral decision dismissing the German infringement action.

On May 12, 2004, we filed suit against two of Johnson & Johnson's Dutch subsidiaries, alleging that Cordis' Bx Velocity® stent, Bx Sonic® stent, Cypher® stent, Cypher® Select stent, and Aqua T3 balloon delivery systems for those stents, and U-Pass angioplasty balloon catheters infringe one of our European patents. The suit was filed in the District Court of The Hague in The Netherlands seeking injunctive and monetary relief. On June 8, 2005, the Court found the Johnson & Johnson products infringe our patent. An appeal decision was received on March 15, 2007, finding the patent valid but not infringed. We appealed the finding and a decision on our appeal is expected during the second quarter of 2009.

On September 27, 2004, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher® drug-eluting stent infringes one of our European patents. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. A hearing was held on September 21, 2007, in Mannheim, Germany, and a decision has not yet been rendered.

On November 29, 2007, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher® and Cypher® Select drug-eluting stents infringe one of our European patents. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. On October 17, 2008, the Court ruled that a technical expert be appointed to evaluate infringement. A hearing has been scheduled for April 17, 2009.

On September 25, 2006, Johnson & Johnson filed a lawsuit against us, Guidant and Abbott in the U.S. District Court for the Southern District of New York. The complaint alleges that Guidant breached certain provisions of the amended merger agreement between Johnson & Johnson and Guidant (Merger Agreement) as well as the implied duty of good faith and fair dealing. The complaint further alleges that Abbott and we tortiously interfered with the Merger Agreement by inducing Guidant's breach. The complaint seeks certain factual findings, damages in an amount no less than $5.5 billion and attorneys' fees and costs. On August 29, 2007, the judge dismissed the tortious interference claims against us and Abbott and the implied duty of good faith and fair dealing claim against Guidant. On February 20, 2009, Johnson & Johnson filed a motion to amend its complaint to reinstate its tortious interference claims against us and Abbott. We have not yet responded to the motion. A trial date has not yet been scheduled.

On each of May 25, June 1, June 22 and November 27, 2007, Boston Scientific Scimed and we filed suit against Johnson & Johnson and Cordis in the U.S. District Court for the District of Delaware seeking a declaratory judgment of invalidity of a U.S. patent owned by them and of non-infringement of the patent by our PROMUS® coronary stent system. On February 21, 2008, Cordis answered the complaints, denying the allegations, and filed counterclaims for infringement seeking an injunction and a declaratory judgment of validity. Trials on all four suits are scheduled to begin on February 8, 2010.

On January 15, 2008, Johnson & Johnson Inc. filed a suit for patent infringement against us alleging that the sale of the Express®, Express^{2}® and TAXUS® Express^{2}® stent delivery systems infringe two Canadian patents owned by Johnson & Johnson. Suit was filed in The Federal Court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. On January 7, 2009, we answered the complaint denying the allegations.

On February 1, 2008, Wyeth and Cordis Corporation filed an amended complaint against Abbott Laboratories, adding us and Boston Scientific Scimed as additional defendants to the complaint. The suit alleges that our PROMUS® coronary stent system, upon launch in the United States, will infringe three U.S. patents owned by Wyeth and licensed to Cordis. The suit was filed in the United States District Court for the District of New Jersey seeking monetary and injunctive relief. On May 23, 2008, we answered denying allegations of the complaint and asserting a counterclaim of invalidity. A trial has not yet been scheduled.

On October 17, 2008, Cordis Corporation filed a complaint for patent infringement against us alleging that our TAXUS® Liberté® stent product, when launched in the United States, will infringe a U.S. patent owned by them. The suit was filed in the United States District Court of Delaware seeking monetary and injunctive relief. A preliminary injunction hearing is scheduled for March 23, 2009.

Litigation with Medtronic, Inc.

On December 17, 2007, Medtronic, Inc. filed a declaratory judgment action in the District Court for Delaware against us, Guidant Corporation (Guidant), and Mirowski Family Ventures L.L.C. (Mirowski), challenging its obligation to pay royalties to Mirowski on certain cardiac resynchronization therapy devices by alleging non-infringement and invalidity of certain claims of two patents owned by Mirowski and exclusively licensed to Guidant and sublicensed to Medtronic. On November 21, 2008, Medtronic filed an amended complaint adding unenforceability of the patents. We answered the complaint on December 1, 2008.

Litigation with St. Jude Medical, Inc.

Guidant Sales Corp., Cardiac Pacemakers, Inc. (CPI) and Mirowski are plaintiffs in a patent infringement suit originally filed against St. Jude Medical, Inc. and its affiliates in November 1996 in the District Court in Indianapolis. On March 1, 2006, the District Court issued a ruling related to damages which granted St. Jude's motion to limit damages to a subset of the accused products but which denied their motion to limit damages to only U.S. sales. On March 26, 2007, the District Court issued a ruling which found the patent infringed but invalid. On December 18, 2008, the Court of Appeals upheld the District Court's ruling of infringement and overturned the invalidity ruling. St. Jude and we have filed requests for rehearing with the Court of Appeals.

Litigation with Medinol Ltd.

On September 25, 2002, we filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe a patent owned by us. The suit was filed in the District Court of The Hague, The Netherlands seeking cross-border, monetary and injunctive relief. On September 10, 2003, the Dutch Court ruled that the patent was invalid. On December 14, 2006, an appellate decision was rendered upholding the trial court ruling. We appealed the Court's decision on March 14, 2007. We expect a decision on our appeal during the second quarter of 2009.

On August 3, 2007, Medinol submitted a request for arbitration against us, and our wholly owned subsidiaries Boston Scientific Ltd. and Boston Scientific Scimed, Inc., under the Arbitration Rules of the World Intellectual Property Organization pursuant to a settlement agreement between Medinol and us dated September 21, 2005. The request for arbitration alleges that our PROMUS® coronary stent system infringes five U.S. patents, three European patents and two German patents owned by Medinol. Medinol is seeking to have the patents declared valid and enforceable and a reasonable royalty. The September 2005 settlement agreement provides, among other things, that Medinol may only seek reasonable royalties and is specifically precluded from seeking injunctive relief. On June 29, 2008, the parties agreed that we can sell PROMUS® stent systems in the United States supplied to us by Abbott. A hearing on the European and German patents is scheduled to begin May 11, 2009.

On December 12, 2008, we submitted a request for arbitration against Medinol with the American Arbitration Association in New York. We are asking the Arbitration panel to enforce a contract between Medinol and us to have Medinol contribute to the final damage award owed to Johnson & Johnson for damages related to the sales of the NIR stent supplied to us by Medinol.

Other Stent System Patent Litigation

On April 4, 2005, Angiotech and we filed suit against Sahajanand Medical Technologies Pvt. Ltd. in The Hague, The Netherlands seeking a declaration that Sahajanand's drug-eluting stent products infringe patents owned by Angiotech and licensed to us. On May 3, 2006, the Court found that the asserted patents were infringed and valid, and provided for injunctive and monetary relief. On January 27, 2009, the Court of Appeals affirmed that the patent was valid and infringed by Sahajanand.

On November 26, 2005, Angiotech and we filed suit against Occam International, BV in The Hague, The Netherlands seeking a preliminary injunction against Occam's drug-eluting stent products based on infringement of patents owned by Angiotech and licensed to us. On January 27, 2006, the Court denied our request for a preliminary injunction. Angiotech and we have appealed the Court's decision, and the parties agreed to pursue normal infringement proceedings against Occam in The Netherlands.

On May 19, 2005, G. David Jang, M.D. filed suit against us alleging breach of contract relating to certain patent rights covering stent technology. The suit was filed in the U.S. District Court, Central District of California seeking monetary damages and rescission of the contract. After a Markman ruling relating to the Jang patent rights, Dr. Jang stipulated to the dismissal of certain claims alleged in the complaint with a right to appeal. In February 2007, the parties agreed to settle the other claims of the case. On May 23, 2007, Jang filed an appeal with respect to the remaining patent claims. On July 11, 2008, the Court of Appeals vacated the District Court's consent judgment and remanded the case back to the District Court for further clarification.

On December 16, 2005, Bruce N. Saffran, M.D., Ph.D. filed suit against us alleging that our TAXUS® Express® coronary stent system infringes a patent owned by Dr. Saffran. The suit was filed in the U.S. District Court for the Eastern District of Texas and seeks monetary and injunctive relief. On February 11, 2008, the jury found that our TAXUS® Express® and TAXUS® Liberté® stent products infringe Dr. Saffran's patent and that the patent is valid. No injunction was requested, but the jury awarded damages of $431 million. The District Court awarded Dr. Saffran $69 million in pre-judgment interest and entered judgment in his favor. On August 5, 2008, we filed an appeal with the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. A hearing is set for March 2, 2009. On February 21, 2008, Dr. Saffran filed a new complaint alleging willful infringement by the continued sale of the TAXUS® stent products and on March 12, 2008, we answered denying the allegations.

On December 11, 2007, Wall Cardiovascular Technologies LLC filed suit against us alleging that our TAXUS® Express® coronary stent system infringes a patent owned by them. The complaint also alleges that Cordis Corporation's drug-eluting stent system infringes the patent. The suit was filed in the Eastern District Court of Texas and seeks monetary and injunctive relief. Wall Cardiovascular Technologies later amended its complaint to add Medtronic, Inc. to the suit with respect to Medtronic's drug-eluting stent system. A Markman hearing has been scheduled for November 3, 2010. Trial is scheduled to begin on April 4, 2011.

On August 6, 2008, Boston Scientific Scimed and we filed suit against Wall Cardiovascular Technologies, in the U.S. District Court for the District of Delaware seeking a declaratory judgment of invalidity and unenforceability due to inequitable conduct and prosecution history laches of a U.S. patent owned by them, and of non-infringement of the patent by our PROMUS® coronary stent system. On October 9, 2008, Wall filed a motion to dismiss. On January 2, 2009, we filed an amended complaint to include noninfringement of the patent by our TAXUS® Liberté® stent delivery system and to add Cardio Holdings LLC as a defendant.

Other Patent Litigation

On August 7, 2008, Thermal Scalpel LLC filed suit against us and numerous other medical device companies alleging infringement of a patent related to an electrically heated surgical cutting instrument exclusively licensed to them. The suit was filed in the U.S. District Court for the Eastern District of Texas seeking monetary and other further relief. A trial has been scheduled for March 2011.

CRM Litigation

Approximately 76 product liability class action lawsuits and more than 2,250 individual lawsuits involving approximately 5,554 individual plaintiffs are pending in various state and federal jurisdictions against Guidant alleging personal injuries associated with defibrillators or pacemakers involved in the 2005 and 2006 product communications. The majority of the cases in the United States are pending in federal court but approximately 244 cases are currently pending in state courts. On November 7, 2005, the Judicial Panel on Multi-District Litigation established MDL-1708 (MDL) in the United States District Court for the District of Minnesota and appointed a single judge to preside over all the cases in the MDL. In April 2006, the personal injury plaintiffs and certain third-party payors served a Master Complaint in the MDL asserting claims for class action certification, alleging claims of strict liability, negligence, fraud, breach of warranty and other common law and/or statutory claims and seeking punitive damages. The majority of claimants allege no physical injury, but are suing for medical monitoring and anxiety. On July 12, 2007, we reached an agreement to settle certain claims associated with the 2005 and 2006 product communications, which was amended on November 19, 2007. Under the terms of the amended agreement, subject to certain conditions, we will pay a total of up to $240 million covering up to 8,550 patient claims, including all of the claims that have been consolidated in the MDL as well as other filed and unfiled claims throughout the United States. On June 13, 2006, the Minnesota Supreme Court appointed a single judge to preside over all Minnesota state court lawsuits involving cases arising from the product communications. The plaintiffs in those cases are eligible to participate in the settlement, and activities in all Minnesota State court cases are currently stayed pending individual plaintiff's decisions whether to participate in the settlement. We have made payments of approximately $220 million related to the MDL settlement and, if certain agreed-upon requirements are met, may make substantially all of the remaining $20 million payment during the first half of 2009.

We are aware of more than 18 Guidant product liability lawsuits pending internationally associated with defibrillators or pacemakers involved in the 2005 and 2006 product communications. Six of those suits pending in Canada are putative class actions. On April 10, 2008, the Court certified a class of all persons in whom defibrillators were implanted in Canada and a class of family members with derivative claims. The second of these putative class actions encompasses all persons in whom pacemakers were implanted in Canada. A hearing on whether the pacemaker putative class action concluded on February 12, 2009.

Guidant is a defendant in a complaint in which the plaintiff alleges a right of recovery under the Medicare secondary payer (or MSP) private right of action, as well as related claims. Plaintiff claims as damages double the amount paid by Medicare in connection with devices that were the subject of the product communications. The case is pending in the MDL in the United States District Court for the District of Minnesota, subject to the general stay order imposed by the MDL presiding judge.

Guidant or its affiliates are defendants in two separate actions brought by private third-party providers of health benefits or health insurance (TPPs). In these cases, plaintiffs allege various theories of recovery, including derivative tort claims, subrogation, violation of consumer protection statutes and unjust enrichment, for the cost of healthcare benefits they allegedly paid for in connection with the devices that have been the subject of Guidant's product communications. The TPP actions are pending in state court in Minnesota, and are part of the coordinated state court proceeding ordered by the Minnesota Supreme Court. The plaintiffs in one of these cases are a number of Blue Cross & Blue Shield plans, while the plaintiffs in the other case are a national health insurer and its affiliates. A hearing was held on June 18, 2007, and a decision has not yet been rendered.

In January 2006, Guidant was served with a civil False Claims Act qui tam lawsuit filed in the U.S. District Court for the Middle District of Tennessee in September 2003 by Robert Fry, a former employee alleged to have worked for Guidant from 1981 to 1997. The lawsuit claims that Guidant violated federal law and the laws of the States of Tennessee, Florida and California, by allegedly concealing limited warranty and other credits for upgraded or replacement medical devices, thereby allegedly causing hospitals to file reimbursement claims with federal and state healthcare programs for amounts that did not reflect the providers' true costs for the devices. On October 16, 2006, the United States filed a motion to intervene in this action, which was approved by the Court on November 2, 2006.

Securities Related Litigation

On September 23, 2005, Srinivasan Shankar, on behalf of himself and all others similarly situated, filed a purported securities class action suit in the U.S. District Court for the District of Massachusetts on behalf of those who purchased or otherwise acquired our securities during the period March 31, 2003 through August 23, 2005, alleging that we and certain of our officers violated certain sections of the Securities Exchange Act of 1934. Four other plaintiffs, on behalf of themselves and all others similarly situated, each filed additional purported securities class action suits in the same Court on behalf of the same purported class. On February 15, 2006, the Court ordered that the five class actions be consolidated and appointed the Mississippi Public Employee Retirement System Group as lead plaintiff. A consolidated amended complaint was filed on April 17, 2006. The consolidated amended complaint alleges that we made material misstatements and omissions by failing to disclose the supposed merit of the Medinol litigation and DOJ investigation relating to the 1998 NIR ON® Ranger with Sox stent recall, problems with the TAXUS® drug-eluting coronary stent systems that led to product recalls, and our ability to satisfy FDA regulations concerning medical device quality. The consolidated amended complaint seeks unspecified damages, interest, and attorneys' fees. The defendants filed a motion to dismiss the consolidated amended complaint on June 8, 2006, which was granted by the Court on March 30, 2007. On April 16, 2008, the First Circuit reversed the dismissal of only plaintiff's TAXUS® stent recall related claims and remanded the matter for further proceedings. On November 6, 2008, plaintiff filed a motion for class certification and on February 25, 2009, the Court certified the class. A trial has not yet been scheduled.

On January 19, 2006, George Larson filed a purported class action complaint in the U.S. District Court for the District of Massachusetts on behalf of participants and beneficiaries of our 401(k) Retirement Savings Plan (401(k) Plan) and GESOP alleging that we and certain of our officers and employees violated certain provisions under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and Department of Labor Regulations. Other similar actions were filed in early 2006. On April 3, 2006, the Court issued an order consolidating the actions. On

August 23, 2006, plaintiffs filed a consolidated purported class action complaint on behalf of all participants and beneficiaries of our 401(k) Plan during the period May 7, 2004 through January 26, 2006 alleging that we, our 401(k) Administrative and Investment Committee (the Committee), members of the Committee, and certain directors violated certain provisions of ERISA (the "Consolidated ERISA Complaint"). The Consolidated ERISA Complaint alleges, among other things, that the defendants breached their fiduciary duties to the 401(k) Plan's participants because they knew or should have known that the value of the Company's stock was artificially inflated and was not a prudent investment for the 401(k) Plan. The Consolidated ERISA Complaint seeks equitable and monetary relief. On June 30, 2008, Robert Hochstadt (who previously had withdrawn as an interim lead plaintiff) filed a motion to intervene to serve as a proposed class representative. On November 3, 2008, the Court denied Plaintiffs' motion to certify a class, denied Hochstadt's motion to intervene, and dismissed the action. On December 2, 2008, plaintiffs filed a notice of appeal.

On December 24, 2008, Robert Hochstadt and Edward Hazelrig, Jr. filed a purported class action complaint in the U.S. District Court for the District of Massachusetts on behalf of all participants and beneficiaries of our 401(k) Plan during the period May 7, 2004 through January 26, 2006. This new complaint repeats the allegations of the August 23, 2006, Consolidated ERISA Complaint. On February 24, 2009, we responded to the complaint.

In July 2005, a purported class action complaint was filed on behalf of participants in Guidant's employee pension benefit plans. This action was filed in the U.S. District Court for the Southern District of Indiana against Guidant and its directors. The complaint alleges breaches of fiduciary duty under ERISA. Specifically, the complaint alleges that Guidant fiduciaries concealed adverse information about Guidant's defibrillators and imprudently made contributions to Guidant's 401(k) plan and employee stock ownership plan in the form of Guidant stock. The complaint seeks class certification, declaratory and injunctive relief, monetary damages, the imposition of a constructive trust, and costs and attorneys' fees. In September 2007, we filed a motion to dismiss the complaint for failure to state a claim. In June 2008, the District Court dismissed the complaint in part, but ruled that certain of the plaintiffs' claims may go forward to discovery. On October 29, 2008, the Magistrate Judge ruled that discovery should be limited, in the first instance, to alleged damages-related issues.

On November 3, 2005, a securities class action complaint was filed on behalf of purchasers of Guidant stock between December 1, 2004 and October 18, 2005, in the U.S. District Court for the Southern District of Indiana, against Guidant and several of its officers and directors. The complaint alleges that the defendants concealed adverse information about Guidant's defibrillators and pacemakers and sold stock in violation of federal securities laws. The complaint seeks a declaration that the lawsuit can be maintained as a class action, monetary damages, and injunctive relief. Several additional, related securities class actions were filed in November 2005 and January 2006. The Court issued an order consolidating the complaints and appointed the Iron Workers of Western Pennsylvania Pension Plan and David Fannon as lead plaintiffs. Lead plaintiffs filed a consolidated amended complaint. In August 2006, the defendants moved to dismiss the complaint. On February 27, 2008, the District Court granted the motion to dismiss and entered final judgment in favor of all defendants. On March 13, 2008, the plaintiffs filed a motion seeking to amend the final judgment to permit the filing of a further amended complaint. On May 21, 2008, the District Court denied plaintiffs motion to amend the judgment. On June 6, 2008, plaintiffs appealed the judgment to the United States Court of Appeals for the Seventh Circuit. On January 16, 2009, the appeal was argued before a panel of the Court.

Governmental Proceedings – BSC

In December 2007, we were informed by the Department of Justice that it is conducting an investigation of allegations that we and other suppliers improperly promoted biliary stents for off-label uses. On June 26, 2008, the Department of Justice issued a subpoena to us under the Health Insurance Portability & Accountability Act of 1996 requiring the production of documents to the United States Attorney's Office in the District of Massachusetts. We are cooperating with the investigation.

On February 26, 2008, fifteen pharmaceutical and medical device manufacturers, including Boston Scientific, received a letter from Senator Charles E. Grassley, ranking member of the United States Senate Committee on Finance regarding their plans to enhance the transparency of financial relationships with physicians and medical organizations. On March 7, 2008, we responded to the Senator.

On June 27, 2008, the Republic of Iraq filed a complaint against us and ninety-two other defendants in the U.S. District Court of the Southern District of New York. The complaint alleges that the defendants acted improperly in connection with the sale of products under the United Nations Oil for Food Program. The complaint alleges RICO violations, conspiracy to commit fraud and the making of false statements and improper payments, and seeks monetary and punitive damages. We intend to vigorously defend against its allegations.

On October 16, 2008, we received a letter from Senator Charles E. Grassley, ranking member of the United States Senate Committee on Finance and Senator Herb Kohl, Chairman, United States Senate Special Committee on Aging, requesting information regarding payments made to the Cardiovascular Research Foundation, Columbia University and certain affiliated individuals. Additionally, the letter requests information regarding the COURAGE trial. We are cooperating with the request.

On July 14, 2008, we received a subpoena from the State of New Hampshire, Office of the Attorney General, requesting information in connection with our refusal to sell medical devices or equipment intended to be used in the administration of spinal cord stimulation trials to practitioners other than practicing medical doctors. We are cooperating with the request.

On November 13, 2008, we received a subpoena from the Attorney General of the State of New York requesting documents and information related to hedges and forward contracts primarily concerning our executive officers and directors. We are cooperating with the request.

Governmental Proceedings – Guidant

On November 2, 2005, the Attorney General of the State of New York filed a civil complaint against Guidant pursuant to the New York's Consumer Protection Law. In the complaint, the Attorney General alleges that Guidant concealed from physicians and patients a design flaw in its PRIZM 1861 defibrillator from approximately February of 2002 until May 23, 2005. The complaint further alleges that due to Guidant's concealment of this information, Guidant has engaged in repeated and persistent fraudulent conduct in violation of the law. The Attorney General is seeking permanent injunctive relief, restitution for patients in whom a PRIZM 1861 defibrillator manufactured before April 2002 was implanted, disgorgement of profits, and all other proper relief. This case is currently pending in the MDL in the United States District Court for the District of Minnesota.

In October 2005, Guidant received administrative subpoenas from the U.S. Department of Justice U.S. Attorney's offices in Boston and Minneapolis, issued under the Health Insurance Portability & Accountability Act of 1996. The subpoena from the U.S. Attorney's office in Boston requests documents concerning marketing practices for pacemakers, implantable cardioverter defibrillators, leads and related products. The subpoena from the U.S. Attorney's office in Minneapolis requests documents relating to Guidant's VENTAK PRIZM® 2 and CONTAK RENEWAL® and CONTAK RENEWAL 2 devices. Guidant is cooperating with the requests.

On January 16, 2007, the French Competition Council (Conseil de la Concurrence which is one of the bodies responsible for the enforcement of antitrust/competition law in France) issued a Statement of Objections alleging that Guidant France SAS ("Guidant France") had agreed with the four other main suppliers of implantable cardiac defibrillators ("ICDs") in France to collectively refrain from responding to a 2001 tender for ICDs conducted by a group of seventeen (17) University Hospital Centers in France. This alleged collusion is alleged to be contrary to the French Commercial Code and Article 81 of the European Community Treaty. On December 19, 2007, the Council found that the suppliers had violated competition law and assessed monetary fines, however, each of the suppliers were fined amounts considerably less than originally recommended. The French Ministry of the Economy and Finance filed an incidental recourse seeking aggravated sanctions against all defendants. On January 14, 2009, Guidant filed its rejoinder with the Paris Court of Appeals. A trial was held on February 17, 2009, and a decision is expected on April 8, 2009.

On July 1, 2008, Guidant Sales Corporation received a subpoena from the Maryland office of the Department of Health and Human Services, Office of Inspector General. This subpoena seeks information concerning payments to physicians, primarily related to the training of sales representatives. We are cooperating with this request.

On October 17, 2008, we received a subpoena from the U.S. Department of Health and Human Services, Office of the Inspector General, requesting information related to the alleged use of a skin adhesive in certain of our products. We are cooperating with the request.

On October 24, 2008, we received a letter from the U.S. Department of Justice ("DOJ") informing us of an investigation relating to surgical cardiac ablation system devices to treat atrial fibrillation. We are cooperating with the investigation.

On November 7, 2008, Guidant/Boston Scientific received a request from the Department of Defense, Defense Criminal Investigative Service and the Department of the Army, Criminal Investigation Command seeking information concerning sales and marketing interactions with physicians at Madigan Army

Medical Center in Tacoma, Washington. We are cooperating with the request.

Other Proceedings

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of our Schneider Worldwide subsidiaries and Pfizer Inc. and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail® balloon catheter technology. This and similar suits were dismissed in state and federal courts in Minnesota. On April 24, 2007, we received a letter from Dr. Bonzel's counsel alleging that the 1995 license agreement with Dr. Bonzel may have been invalid under German law. On October 5, 2007, Dr. Bonzel filed a complaint against us in Kassel, Germany, alleging the 1995 license agreement is invalid under German law and seeking monetary damages. On May 16, 2008, we answered denying the allegations in the complaint. A hearing has been scheduled for May 8, 2009.

As of June 2003, Guidant had outstanding fourteen suits alleging product liability related causes of action relating to the ANCURE Endograft System for the treatment of abdominal aortic aneurysms. Subsequently, Guidant was notified of additional claims and served with additional complaints relating to the ANCURE System. From time to time, Guidant has settled certain of the individual claims and suits for amounts that were not material to Guidant. Recently, Guidant resolved 8 filed lawsuits pending in the United States District Court for the District of Minnesota, subject to final dismissal. Guidant also has four cases pending in State Court in California. These cases have been dismissed on summary judgment and are pending appeal. Additionally, Guidant has been notified of over 130 potential unfiled claims alleging product liability relating to the ANCURE System. The claimants generally allege that they or their relatives suffered injuries, and in certain cases died, as a result of purported defects in the device or the accompanying warnings and labeling. It is uncertain how many of these claims will actually be pursued against Guidant.

Although insurance may reduce Guidant's exposure with respect to ANCURE System claims, one of Guidant's carriers, Allianz Insurance Company (Allianz), filed suit in the Circuit Court, State of Illinois, County of DuPage, seeking to rescind or otherwise deny coverage and alleging fraud. Additional carriers have intervened in the case and Guidant affiliates, including EVT, are also named as defendants. Guidant and its affiliates also initiated suit against certain of their insurers, including Allianz, in the Superior Court, State of Indiana, County of Marion, in order to preserve Guidant's rights to coverage. On July 11, 2007, the Illinois court entered a final partial summary judgment ruling in favor of Allianz. Following appeals, both lawsuits are pending in the trial courts.

FDA Warning Letters

In January 2006, legacy Boston Scientific received a corporate warning letter from the FDA notifying us of serious regulatory problems at three of our facilities and advising us that our corporate-wide corrective action plan relating to three site-specific warning letters issued to us in 2005 was inadequate. We have identified solutions to the quality system issues cited by the FDA and have made significant progress in transitioning our organization to implement those solutions. The FDA reinspected a number of our facilities and, in October 2008, informed us that our quality system is now in substantial compliance with its Quality System Regulations. Between September and December 2008, the FDA approved all of our requests for final approval of Class III submissions previously on hold due to the corporate warning letter and has approved all eligible requests for Certificates to Foreign Governments (CFGs). The corporate warning letter remains in place pending final remediation of certain Medical Device Report (MDR) filing issues, which we are actively working with the FDA to resolve.

Matters Concluded Since January 1, 2008

On July 17, 2006, Carla Woods and Jeffrey Goldberg, as Trustees of the Bionics Trust and Stockholders' Representative, filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges that we breached the Agreement and Plan of Merger among us, Advanced Bionics Corporation, the Bionics Trust, Alfred E. Mann, Jeffrey H. Greiner, and David MacCallum, collectively in their capacity as Stockholders' Representative, and others dated May 28, 2004 (the Merger Agreement) or, alternatively, the covenant of good faith and fair dealing. The complaint seeks injunctive and other relief. In connection with an amendment to the Merger Agreement and the execution of related agreements in August 2007, the parties agreed to a resolution to this litigation contingent upon the closing of the Amendment and related agreements. On January 3, 2008, the closing contemplated by the amendment and related agreements occurred and on January 9, 2008, the District Court entered a joint stipulation vacating the injunction and dismissed the case with prejudice.

On May 4, 2006, we filed suit against Conor Medsystems Ireland Ltd. alleging that its Costar® paclitaxel-eluting coronary stent system infringes one of our balloon catheter patents. The suit was filed in Ireland seeking monetary and injunctive relief. On

January 14, 2008, the case was dismissed pursuant to a settlement agreement between the parties.

On September 12, 2002, ev3 Inc. filed suit against The Regents of the University of California and our wholly owned subsidiary, Boston Scientific International, B.V., in the District Court of The Hague, The Netherlands, seeking a declaration that ev3's EDC II and VDS embolic coil products do not infringe three patents licensed to us from The Regents. On October 30, 2007, we reached an agreement in principle with ev3 to resolve this matter. On March 27, 2008, the parties signed a definitive settlement agreement and the case has been formally dismissed.

On March 29, 2005, we and Boston Scientific Scimed, filed suit against ev3 for patent infringement, alleging that ev3's SpideRX® embolic protection device infringes four U.S. patents owned by us. The complaint was filed in the U.S. District Court for the District of Minnesota seeking monetary and injunctive relief. On October 30, 2007, we reached an agreement in principle with ev3 to resolve this matter. On March 27, 2008, the parties signed a definitive settlement agreement and the case has been formally dismissed.

On December 16, 2003, The Regents of the University of California filed suit against Micro Therapeutics, Inc., a subsidiary of ev3, and Dendron GmbH alleging that Micro Therapeutics' Sapphire detachable coil delivery systems infringe twelve patents licensed to us and owned by The Regents. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On October 30, 2007, we reached an agreement in principle with ev3 to resolve this matter. On March 27, 2008, the parties signed a definitive settlement agreement and on April 4, 2008, a Stipulation of Dismissal was filed with the Court and the case was formally dismissed.

On February 20, 2006, Medinol submitted a request for arbitration against us, and our wholly owned subsidiaries Boston Scientific Ltd. and Boston Scientific Scimed, Inc., under the Arbitration Rules of the World Intellectual Property Organization pursuant to a settlement agreement between Medinol and us dated September 21, 2005. The request for arbitration alleges that our Liberté® coronary stent system infringes two U.S. patents and one European patent owned by Medinol. On May 2, 2008, the World Intellectual Property Organization panel held that the Medinol patents were valid but not infringed by our Liberté® and TAXUS® Liberté® stent systems. On June 6, 2008, the parties agreed not to appeal the decision.

On June 12, 2003, Guidant announced that its subsidiary, EndoVascular Technologies, Inc. (EVT), had entered into a plea agreement with the U.S. Department of Justice relating to a previously disclosed investigation regarding the ANCURE ENDOGRAFT System for the treatment of abdominal aortic aneurysms. In connection with the plea agreement, EVT entered into a five year Corporate Integrity Agreement ("CIA") with the Office of the Inspector General of the United States Department of Health and Human Services. A final annual report was due on August 30, 2008, and was timely submitted. Subject to review of the final annual report, the CIA effectively expired on June 30, 2008, in accordance with its terms.

Shareholder derivative suits relating to the ANCURE System were pending in the Southern District of Indiana and in the Superior Court of the State of Indiana, County of Marion. The suits, purportedly filed on behalf of Guidant, initially alleged that Guidant's directors breached their fiduciary duties by taking improper steps or failing to take steps to prevent the ANCURE and EVT related matters described above. The complaints sought damages and other equitable relief. On March 9, 2007, the Superior Court granted the parties' joint motion to dismiss the complaint with prejudice for lack of standing in one of the pending state derivative actions. On March 27, 2008, the District Court granted the motion to dismiss the federal action and entered judgment in favor of all defendants. On July 11, 2008, the Superior Court granted the parties' joint motion to dismiss the complaint with prejudice in the final state derivative action.

On September 8, 2005, the Laborers Local 100 and 397 Pension Fund initiated a putative shareholder derivative lawsuit on our behalf in the Commonwealth of Massachusetts Superior Court Department for Middlesex County against our directors, certain of our current and former officers, and us as nominal defendant. The complaint alleged, among other things, that with regard to certain matters of regulatory compliance, the defendants breached their fiduciary duties to us and our shareholders in the management and affairs of our business and in the use and preservation of our assets. The complaint also alleged that as a result of the alleged misconduct and the purported failure to publicly disclose material information, certain directors and officers sold our stock at inflated prices in violation of their fiduciary duties and were unjustly enriched. The suit was dismissed on September 11, 2006. The Board of Directors thereafter received two letters from the Laborers Local 100 and 397 Pension Fund dated February 21, 2007. One letter demanded that the Board of Directors investigate and commence action against the defendants named in the original complaint in connection with the matters alleged in the original complaint. The second letter (as well as subsequent letters from the Pension Fund) made a demand for an inspection of certain books and records for the purpose of, among other things, the investigation of possible breaches of fiduciary duty, misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. On March 21, 2007, we rejected the request to inspect books and records on the ground that Laborers Local 100 and 397 Pension Fund had not established a proper purpose for the request. On July 31, 2008, the Board of Directors rejected the demand in the first letter to commence action against the defendants.

In August 2007, we received a warning letter from the FDA regarding the conduct of clinical investigations associated with our abdominal aortic aneurysm (AAA) stent-graft program acquired from TriVascular, Inc. We implemented a comprehensive plan of corrective actions regarding the conduct of our clinical trials and informed the FDA that we have finalized commitments made as part of our response. On July 31, 2008, the FDA notified Boston Scientific that no further actions were required relative to this warning letter. We terminated the TriVascular AAA development program in 2006.

On October 15, 2004, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher® drug-eluting stent infringes one of our German utility models. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. On August 26, 2008, we withdrew the suit.

On December 30, 2004, Boston Scientific Scimed filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher® drug-eluting stent infringes one of our German utility models. The suit was filed in Dusseldorf, Germany seeking monetary and injunctive relief. On August 26, 2008, we withdrew the suit.

On May 8, 2008, certain shareholders of CryoCor filed a lawsuit in the Superior Court of the State of California, County of San Diego, against CryoCor, its directors and us. The lawsuit alleged that the directors of CryoCor breached their fiduciary duties to their shareholders by approving the sale of the company to us and that we aided and abetted in the breach of fiduciary duties. On September 19, 2008, the suit was dismissed by the Court. Plaintiffs have agreed not to appeal the decision and we have agreed not to seek to recover costs.

On January 15, 2008, CryoCor, Inc. (acquired by Boston Scientific Scimed on May 28, 2008) ("CryoCor") and AMS Research Corporation ("AMS") filed a statement of claim in Canada alleging that cryoablation catheters and cryoconsole of CryoCath Technologies, Inc. ("CryoCath") infringe certain Canadian patents licensed by CryoCor. The suit seeks injunctive relief and monetary damages. On September 23, 2008, the parties signed a settlement agreement and on September 25, 2008, the suit was dismissed.

On January 15, 2008, CryoCor and AMS filed a suit for patent infringement against CryoCath alleging that Cryocath's cryosurgical products, including its cryoconsole and cryoablation catheters, infringe three patents exclusively licensed to CryoCor. The suit was filed in the U.S. District Court for the District of Delaware, and seeks monetary damages and injunctive relief. On February 4, 2008, CryoCath answered the complaint, denying the allegations and counterclaiming for a declaratory judgment that the patents are invalid and non-infringed, as well as alleging antitrust violations, deceptive and unfair business practices and patent infringement by CryoCor of a CryoCath patent. On September 23, 2008, the parties signed a settlement agreement and on September 25, 2008, the suit was dismissed.

On September 27, 2004, Target Therapeutics and we filed suit for patent infringement against Micrus Corporation alleging that certain detachable embolic coil devices infringe two U.S. patents exclusively licensed to Target Therapeutics. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On August 6, 2008, we reached an agreement in principle with Micrus to resolve this matter. On September 4, 2008, the parties signed a definitive settlement agreement and on October 8, 2008, the case was formally dismissed.

On February 28, 2008, CryoCor and AMS brought a complaint in the International Trade Commission alleging that Cryocath's cryosurgical products, including its cryoconsole and cryoablation catheters, infringe three patents exclusively licensed to CryoCor. CryoCor and AMS are seeking an order to exclude entry into the United States of any of CryoCath's products found to infringe the patents. On September 23, 2008, the parties signed a settlement agreement. On September 25, 2008, the parties filed a joint motion to terminate the action, which became effective on November 6, 2008.

On October 15, 2007, CryoCath filed suit for patent infringement against CryoCor alleging that cryoconsoles and cryoablation catheters sold by CryoCor infringe certain of CryoCath's patents. The suit was filed in the U.S. District Court for the District of Delaware and seeks monetary damages and injunctive relief. On September 23, 2008, the parties signed a settlement agreement and on September 25, 2008, the suit was dismissed. Two of the patents asserted by CryoCath are also involved in interference proceedings provoked by CryoCor. The interferences are on-going at the U.S. Patent and Trademark Office.

On July 2, 2008, Cardio Access LLC filed suit against us alleging infringement of a patent related to an intra-aortic balloon access cannula owned by them. The suit was filed in the U.S. District Court for the Eastern District of Texas seeking monetary and injunctive relief. On November 4, 2008, the case was dismissed.

Between March and July 2005, sixty-nine former employees filed charges against Guidant with the U.S. Equal Employment Opportunity Commission (EEOC) alleging that Guidant discriminated against the former employees on the basis of their age when Guidant terminated their employment in the fall of 2004 as part of a reduction in force. On March 24, 2008, the EEOC began dismissing the charges, with the final charges dismissed on April 4, 2008, in light of the litigation pending in Minnesota District Court described in the following paragraph.

In April 2006, sixty-one former employees sued Guidant in the U.S. District Court for the District of Minnesota, alleging that Guidant discriminated against the former employees on the basis of their age when it terminated their employment in the fall of 2004 as part of a reduction in force. On December 17, 2008, a final settlement agreement was executed by the parties and on December 23, 2008, the Court ordered the case dismissed with prejudice.

In 2005, the Securities and Exchange Commission began a formal inquiry into issues related to certain of Guidant's product disclosures and trading in Guidant stock. Guidant has cooperated with the inquiry. Since 2006, we have not received additional requests for information on this matter.

On October 23, 2008, we received a letter from Senator Charles E. Grassley, ranking member of the United States Senate Committee on Finance, requesting certain information regarding payments made to certain psychiatrists, including those who may serve as leaders of professional societies or those who may serve as authorities for developing and modifying the diagnostic criteria for mental illness. We have cooperated with this request.

On February 28, 2007, we received a letter from the Congressional Committee on Oversight and Government Reform requesting information relating to our TAXUS® stent systems. The Committee's request expressly related to concerns about the safety and off-label use of drug-eluting stents raised by a December 2006 FDA panel. We provided documents in response to the Committee's request and there has been no further action from the Committee.

On March 1, 2006, Medtronic Vascular, Inc. filed suit against Boston Scientific Scimed and us, alleging that our balloon products infringe four U.S. patents owned by Medtronic Vascular. The suit was filed in the U.S. District Court for the Eastern District of Texas seeking monetary and injunctive relief. On May 27, 2008, the Court found one of the patents not infringed. On the same date, the jury found the other three patents valid and infringed, awarding Medtronic $250 million in damages. On July 11, 2008, the Court granted our motion that certain accused products did not infringe one of the patents and ordered the parties to submit a new damage calculation. On July 21, 2008, Medtronic and we agreed that the Court's ruling reduced the damages by approximately $64 million. On August 29, 2008, the Court found two Medtronic patents unenforceable for inequitable conduct and set new damages at $19 million. On January 23, 2009, the parties executed a settlement and stand-still agreement settling the action.

On August 12, 2008, we filed suit for patent infringement against Medtronic, Inc. and certain of its subsidiaries alleging that the sale of certain balloon catheters and stent delivery systems infringe four U.S. patents owned by us. The complaint was filed in the United States District Court for the Northern District of California seeking monetary and injunctive relief. On January 23, 2009, the parties executed a settlement and stand-still agreement and the case was dismissed on January 29, 2009.

On July 25, 2007, the U.S. District Court for the Northern District of California granted our motion to intervene in an action filed February 15, 2006 by Medtronic Vascular and certain of its affiliates against Advanced Cardiovascular Systems, Inc. and Abbott Laboratories. As a counterclaim plaintiff in this litigation, we are seeking a declaratory judgment of patent invalidity and of non-infringement by our PROMUS® coronary stent system relating to two U.S. patents owned by Medtronic. On January 23, 2009, the parties executed a settlement and stand-still agreement and the case was dismissed on January 30, 2009.

On August 12, 2008, we and Endovascular Technologies, Inc. filed suit for patent infringement against Medtronic, Inc. and certain of its subsidiaries alleging that the sale of Medtronic's AAA products infringe ten U.S. patents owned by the us. The complaint was filed in the United States District Court for the Eastern District of Texas, Tyler Division, seeking monetary and injunctive relief. On January 23, 2009, the parties executed a settlement and stand-still agreement and the case was dismissed on February 2, 2009.

On August 13, 2008, Medtronic, Inc. and certain of its subsidiaries filed suit for patent infringement against us, Boston

Scientific Scimed, Inc., Abbott and certain of Abbott's subsidiaries alleging infringement of one U.S. patent owned by them. The complaint was filed in the United States District Court for the Eastern District of Texas, Marshall Division, seeking monetary and injunctive relief. On September 2, 2008, Medtronic filed an amended complaint adding a second patent to the suit. On January 23, 2009, the parties executed a settlement and stand-still agreement and the case was dismissed on February 2, 2009.

On April 4, 2007, SciCo Tec GmbH filed suit against us alleging certain of our balloon catheters infringe a U.S. patent owned by SciCo Tec GmbH. The suit was filed in the U. S. District Court for the Eastern District of Texas seeking monetary and injunctive relief. On May 10, 2007, SciCo Tec filed an amended complaint alleging certain additional balloon catheters and stent delivery systems infringe the same patent. On May 29, 2007, we responded to the amended complaint and filed a counterclaim seeking declaratory judgment of invalidity and non-infringement with respect to the patent at issue. On February 7, 2009, the parties settled this suit subject to negotiation of a definitive settlement agreement.

On April 19, 2007, SciCo Tec GmbH, filed suit against us and our subsidiary, Boston Scientific Medizintechnik GmbH, alleging certain of our balloon catheters infringe a German patent owned by SciCo Tec GmbH. The suit was filed in Mannheim, Germany. We answered the complaint, denying the allegations and filed a nullity action against SciCo Tec relating to one of its German patents. On February 7, 2009, the parties settled this suit subject to negotiation of a definitive settlement agreement.

Litigation-related Charges

We have recorded certain significant litigation-related charges as a separate line item in our accompanying consolidated statements of operations. In 2008, we recorded a charge of $334 million as a result of a ruling by a federal judge in a patent infringement case brought against us by Johnson & Johnson. In 2007, we recorded a charge of $365 million associated with this case.

Note M - Stockholders' Equity

Preferred Stock

We are authorized to issue 50 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our stockholders. At December 31, 2008 and 2007, we had no shares of preferred stock issued or outstanding.

Common Stock

We are authorized to issue 2.0 billion shares of common stock, $.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors, and to share ratably in our assets legally available for distribution to our stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control our management and affairs.

We did not repurchase any shares of our common stock during 2008, 2007 or 2006. Approximately 37 million shares remain under previous share repurchase authorizations. Repurchased shares are available for reissuance under our equity incentive plans and for general corporate purposes, including acquisitions and alliances. There were no shares in treasury at December 31, 2008 or 2007.

Note N - Stock Ownership Plans

Employee and Director Stock Incentive Plans

On May 6, 2008, our shareholders approved an amendment and restatement of our 2003 Long-Term Incentive Plan (LTIP), increasing the number of shares of our common stock available for issuance under the plan by 70 million shares. Together with our 2000 LTIP, the plans provide for the issuance of up to 160 million shares of common stock. Shares reserved for future equity awards under our stock incentive plans totaled approximately 82 million at December 31, 2008. Together, the Plans cover officers, directors, employees and consultants and provide for the grant of various incentives, including qualified and nonqualified options, deferred stock units, stock grants, share appreciation rights, performance-based awards and market-based awards. The Executive Compensation and Human Resources Committee of the Board of Directors, consisting of independent, non-employee directors, may authorize the issuance of common stock and authorize cash awards under the plans in recognition of the achievement of long-term performance objectives established by the Committee.

Nonqualified options issued to employees are generally granted with an exercise price equal to the market price of our stock on the grant date, vest over a four-year service period, and have a ten-year contractual life. In the case of qualified options, if the recipient owns more than ten percent of the voting power of all classes of stock, the option granted will be at an exercise price of 110 percent of the fair market value of our common stock on the date of grant and will expire over a period not to exceed five years. Non-vested stock awards (awards other than options) issued to employees are generally granted with an exercise price of zero and typically vest in four to five equal installments over a five-year service period. These awards represent our commitment to issue shares to recipients after a vesting period. Upon each vesting date, such awards are no longer subject to risk of forfeiture and we issue shares of our common stock to the recipient. We generally issue shares for option exercises and non-vested stock from our treasury, if available.

During 2004, the FASB issued Statement No. 123(R), *Share-Based Payment*, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends Statement No. 95, *Statement of Cash Flows*. In general, Statement No. 123(R) contains similar accounting concepts as those described in Statement No. 123. However, Statement No. 123(R) requires that we recognize all share-based payments to employees, including grants of employee stock options, in our consolidated statements of operations based on their fair values. Pro forma disclosure is no longer an alternative.

The following presents the impact of stock-based compensation on our consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 for options and restricted stock awards:

	Year Ended December 31,		
(in millions)	2008	2007	2006
Cost of products sold	$ 21	$ 19	$ 15
Selling, general and administrative expenses	88	76	74
Research and development expenses	29	27	24
	138	122	113
Income tax benefit	41	35	32
	$ 97	**$ 87**	**$ 81**
Net loss per common share—basic	$0.06	$0.06	$0.06
Net loss per common share—assuming dilution	$0.06	$0.06	$0.06

Stock Options

We generally use the Black-Scholes option-pricing model to calculate the grant-date fair value of our stock options granted to employees under our stock incentive plans. In conjunction with the Guidant acquisition, we converted certain outstanding Guidant options into approximately 40 million fully vested Boston Scientific options. See *Note D—Acquisitions* for further details regarding the fair value and valuation assumptions related to those awards. We calculated the fair value for all other options granted during 2008, 2007 and 2006 using the following estimated weighted-average assumptions:

	Year Ended December 31,		
	2008	2007	2006
Options granted (in thousands)	4,905	1,969	5,438
Weighted-average exercise price	$12.53	$15.55	$21.48
Weighted-average grant-date fair value	$ 4.44	$ 6.83	$ 7.61
Black-Scholes Assumptions			
Expected volatility	35%	35%	30%
Expected term (in years, weighted)	5.0	6.3	5.0
Risk-free interest rate	2.77% - 3.77%	4.05% - 4.96%	4.26% - 5.18%

Expected Volatility

For options granted prior to 2006, we used our historical volatility as a basis to estimate expected volatility in our valuation of stock options. Upon adoption of Statement No. 123(R), we changed our method of estimating expected volatility to consider historical volatility and implied volatility.

Expected Term

We estimate the expected term of our options using historical exercise and forfeiture data. We believe that this historical data is the best estimate of the expected term of our new option grants. Approximately 75 percent of stock options granted in 2007 related to a single grant to one member of our executive management team. We performed a specific analysis for this grant and determined that the grant had an expected term of 6.7 years. We determined that the other grants during 2007 had an expected term of 5.0 years based on historical data.

Risk-Free Interest Rate

We use yield rates on U.S. Treasury securities for a period approximating the expected term of the award to estimate the risk-free interest rate in our grant-date fair value assessment.

Expected Dividend Yield

We have not historically paid dividends to our shareholders. We currently do not intend to pay dividends, and intend to retain all of our earnings to repay indebtedness and invest in the continued growth of our business. Therefore, we have assumed an expected dividend yield of zero in our grant-date fair value assessment.

Information related to stock options for 2008, 2007 and 2006 under stock incentive plans is as follows:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	**50,285**	**$20**		
Guidant converted options	39,649	13		
Granted	5,438	21		
Exercised	(10,548)	11		
Cancelled/forfeited	(1,793)	25		
Outstanding at December 31, 2006	**83,031**	**$18**		
Granted	1,969	16		
Exercised	(7,190)	12		
Exchanged for DSUs	(6,599)	33		
Cancelled/forfeited	(2,470)	24		
Outstanding at December 31, 2007	**68,741**	**$17**		
Granted	4,905	13		
Exercised	(4,546)	8		
Cancelled/forfeited	(8,034)	19		
Outstanding at December 31, 2008	**61,066**	**$17**	**3.7**	**$2**
Exercisable at December 31, 2008	**48,994**	**$16**	**2.7**	**$2**
Expected to vest as of December 31, 2008	**55,824**	**$17**	**3.3**	**$2**

On May 22, 2007, we extended an offer to our non-director and non-executive employees to exchange certain outstanding stock options for deferred stock units (DSUs). Stock options previously granted under our stock plans with an exercise price of $25 or more per share were exchangeable for a smaller number of DSUs, based on exchange ratios derived from the exercise prices of the surrendered options. On June 20, 2007, following the expiration of the offer, our employees exchanged approximately 6.6 million options for approximately 1.1 million DSUs, which were subject to additional vesting restrictions. We did not record incremental stock compensation expense as a result of these exchanges because the fair values of the options exchanged equaled the fair values of the DSUs issued.

The total intrinsic value of options exercised in 2008 was $19 million, as compared to $28 million in 2007 and $102 million in 2006.

Non-Vested Stock

We value restricted stock awards and DSUs based on the closing trading value of our shares on the date of grant. Information related to non-vested stock awards during 2008, 2007, and 2006, including those issued in connection with our stock option exchange program discussed above, is as follows:

	Non-Vested Stock Award Units (in thousands)	Weighted Average Grant-Date Fair Value
Balance at January 1, 2006	**3,834**	**$30**
Granted	6,580	23
Vested (1)	(52)	32
Forfeited	(487)	28
Balance at December 31, 2006	**9,875**	**$26**
Option exchange grants	1,115	16
Other grants	9,545	17
Vested (1)	(778)	29
Forfeited	(1,621)	22
Balance at December 31, 2007	**18,136**	**$20**
Granted	13,557	12
Vested (1)	(3,856)	21
Forfeited	(3,183)	18
Balance at December 31, 2008	**24,654**	**$16**

(1) The number of restricted stock units vested includes shares withheld on behalf of employees to satisfy statutory tax withholding requirements.

The total vesting date fair value of stock award units that vested during 2008 was approximately $47 million, as compared to $15 million in 2007 and $1 million in 2006.

CEO Award

During the first quarter of 2006, we granted a special market-based award of two million deferred stock units to our chief executive officer. The attainment of this award is based on the individual's continued employment and our stock reaching certain specified prices as of December 31, 2008 and December 31, 2009. We determined the fair value of the award to be approximately $15 million based on a Monte Carlo simulation, using the following assumptions:

Stock price on date of grant	$24.42
Expected volatility	30%
Expected term (in years)	3.84
Risk-free rate	4.64%

We have been and will continue to recognize the expense in our consolidated statement of operations through 2009 using an accelerated attribution method.

Expense Attribution

We generally recognize compensation expense for our stock awards issued subsequent to the adoption of Statement No. 123(R) using a straight-line method over the substantive vesting period. Prior to the adoption of Statement No. 123(R), we allocated the pro forma compensation expense for stock option awards over the vesting period using an accelerated attribution method. We continue to amortize compensation expense related to stock option awards granted prior to the adoption of Statement No. 123(R) using an accelerated attribution method. Prior to the adoption of Statement No. 123(R), we recognized compensation expense for non-vested stock awards over the vesting period using a straight-line method. We continue to amortize compensation expense related to non-vested stock awards granted prior to the adoption of Statement No. 123(R) using a straight-line method. Most of our stock awards provide for immediate vesting upon retirement, death or disability of the participant. We expense stock-based awards over the period between grant date and retirement eligibility or immediately if the employee is retirement eligible at the date of grant.

We recognize stock-based compensation expense for the value of the portion of awards that are ultimately expected to vest. Statement No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We have applied, based on an analysis of our historical forfeitures, an annual forfeiture rate of eight percent to all unvested stock awards as of December 31, 2008, which represents the portion that we expect will be forfeited each year over the vesting period. We will re-evaluate this analysis periodically and adjust the forfeiture rate as necessary. Ultimately, we will only recognize expense for those shares that vest.

Unrecognized Compensation Cost

Under the provisions of Statement No. 123(R), we expect to recognize the following future expense for awards outstanding as of December 31, 2008:

	Unrecognized Compensation Cost (in millions) (1)	Weighted Average Remaining Vesting Period (in years)
Stock options	$ 24	
Non-vested stock awards	184	
	$208	**3.1**

(1) Amounts presented represent compensation cost, net of estimated forfeitures.

Employee Stock Purchase Plans

In 2006, our stockholders approved and adopted a new global employee stock purchase plan, which provides for the granting of options to purchase up to 20 million shares of our common stock to all eligible employees. Under the employee stock purchase plan, we grant each eligible employee, at the beginning of each six-month offering period, an option to purchase shares of our common stock equal to not more than ten percent of the employee's eligible compensation or the statutory limit under the U.S. Internal Revenue Code. Such options may be exercised generally only to the extent of accumulated payroll deductions at the end of the offering period, at a purchase price equal to 90 percent of the fair market value of our common stock at the beginning or end of each offering period, whichever is less. This discount was reduced from 15 percent to ten percent effective for the offering period beginning July 1, 2007. At December 31, 2008, there were approximately 13 million shares available for future issuance under the employee stock purchase plan.

Information related to shares issued or to be issued in connection with the employee stock purchase plan based on employee contributions and the range of purchase prices is as follows:

(shares in thousands)	2008	2007	2006
Shares issued or to be issued	3,505	3,418	2,765
Range of purchase prices	$6.97 – $10.37	$10.47 – $13.04	$14.20 – $14.31

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of shares issued under the employee stock purchase plan. We recognize expense related to shares purchased through the employee stock purchase plan ratably over the offering period. We recognized $7 million in expense associated with our employee stock purchase plan in 2008, $13 million in 2007 and $12 million in 2006.

In connection with our acquisition of Guidant, we assumed Guidant's employee stock ownership plan (ESOP), which matched employee 401(k) contributions in the form of stock. As part of the Guidant purchase accounting, we recognized deferred costs of $86 million for the fair value of the shares that were unallocated on the date of acquisition. Common stock held by the ESOP was allocated among participants' accounts on a periodic basis until these shares were exhausted and were treated as outstanding in the computation of earnings per share. As of December 31, 2008, all of the common stock held by the ESOP had been allocated to employee accounts. Allocated shares of the ESOP were charged to expense based on the fair value of the common stock on the date of transfer. We recognized compensation expense of $12 million in 2008, $23 million in 2007 and $19 million in 2006 related to the plan. Effective June 1, 2008, this plan was merged into our 401(k) Retirement Savings Plan.

Note O – Weighted-Average Shares Outstanding

The following is a reconciliation of weighted-average shares outstanding for basic and diluted loss per share computations:

	Year Ended December 31,		
(in millions)	2008	2007	2006
Weighted-average shares outstanding—basic	1,498.5	1,486.9	1,273.7
Net effect of common stock equivalents			
Weighted-average shares outstanding—assuming dilution	1,498.5	1,486.9	1,273.7

Weighted-average shares outstanding, assuming dilution, excludes the impact of 50.7 million stock options for 2008, 42.5 million stock options for 2007, and 30.3 million for 2006, due to the exercise prices of these stock options being greater than the average fair market value of our common stock during the year.

In addition, weighted-average shares outstanding, assuming dilution, excludes common stock equivalents of 5.8 million for 2008, 13.1 million for 2007 and 15.6 million for 2006 due to our net loss position for those years.

Note P – Segment Reporting

Each of our reportable segments generates revenues from the sale of medical devices. As of December 31, 2008, we had three reporting segments based on geographic regions: the United States; EMEA, consisting of Europe, the Middle East and Africa; and Inter-Continental. During 2008, we reorganized our international structure in order to allow for better utilization of infrastructure and resources. We combined our Middle East and Africa operations, previously included in our Inter-Continental segment, with Europe to form a new EMEA region and merged our former Asia Pacific region into our Inter-Continental segment. Accordingly, we have revised our reportable segments to reflect the way we currently manage and view our business. The reportable segments represent an aggregate of all operating divisions within each segment. We measure and evaluate our reportable segments based on segment income. We exclude from segment income certain corporate and manufacturing-related expenses, as our corporate and manufacturing functions do not meet the definition of a segment, as defined by FASB Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information*. In addition, certain transactions or adjustments that our Chief Operating Decision Maker considers to be non-recurring and/or non-operational, such as amounts related to acquisitions, divestitures, litigation, restructuring activities, and goodwill and intangible asset impairment charges, as well as amortization expense, are excluded from segment income. Although we exclude these amounts from segment income, they are included in reported consolidated net income (loss) and are included in the reconciliation below.

We manage our international operating segments on a constant currency basis. Sales generated from reportable segments and divested businesses, as well as operating results of reportable segments and expenses from manufacturing operations, are based on internally derived standard currency exchange rates, which may differ from year to year, and do not include intersegment profits. We have restated the segment information for 2007 and 2006 net sales and operating results based on our standard currency exchange rates used for 2008 in order to remove the impact of currency fluctuations. In addition, we have reclassified previously reported 2007 and 2006 segment results to be consistent with the 2008 presentation. Because of the interdependence of the reportable segments, the operating profit as presented may not be representative of the geographic distribution that would occur if the segments were not interdependent. A reconciliation of the totals reported for the reportable segments to the applicable line items in our consolidated statements of operations is as follows:

(in millions)	Year Ended December 31, 2008	2007	2006
Net sales			
United States	$ 4,487	$ 4,522	$ 4,415
EMEA	1,816	1,783	1,725
Inter-Continental	1,474	1,503	1,375
Net sales allocated to reportable segments	7,777	7,808	7,515
Sales generated from divested businesses	66	555	492
Impact of foreign currency fluctuations	207	(6)	(186)
	$ 8,050	**$ 8,357**	**$ 7,821**
Depreciation expense			
United States	$ 62	$ 39	$ 30
EMEA	24	12	8
Inter-Continental	22	17	13
Depreciation expense allocated to reportable segments	108	68	51
Manufacturing operations	148	151	125
Corporate expenses and foreign exchange	65	79	75
	$ 321	**$ 298**	**$ 251**
Loss before income taxes			
United States	$ 1,000	$ 1,214	$ 1,679
EMEA	865	923	777
Inter-Continental	774	796	606
Operating income allocated to reportable segments	2,639	2,933	3,062
Manufacturing operations	(407)	(621)	(577)
Corporate expenses and currency exchange	(394)	(462)	(376)
Goodwill and intangible asset impairment charges and acquisition-, divestiture-, litigation-, and restructuring-related net charges	(2,800)	(1,244)	(4,584)
Amortization expense	(543)	(620)	(474)
Operating loss	(1,505)	(14)	(2,949)
Other expense	(526)	(555)	(586)
	$(2,031)	**$ (569)**	**$(3,535)**

	As of December 31, 2008	2007
Total assets		
United States	$ 2,455	$ 2,168
EMEA	1,643	1,551
Inter-Continental	623	733
Total assets allocated to reportable segments	4,721	4,452
Goodwill and other intangible assets	19,665	23,067
All other corporate and manufacturing operations assets	2,753	3,678
	$27,139	**$31,197**

Enterprise-Wide Information

Net sales

(in millions)	Year Ended December, 31 2008	2007	2006
Cardiovascular	$3,468	$3,613	$4,133
CRM/Electrophysiology	2,439	2,271	1,505
Neurovascular	455	447	413
Cardiovascular group	6,362	6,331	6,051
Endoscopy	943	866	777
Urology	431	403	371
Endosurgery group	1,374	1,269	1,148
Neuromodulation	245	204	146
	7,981	7,804	7,345
Divested businesses	69	553	476
	$8,050	**$8,357**	**$7,821**
United States	$4,487	$4,522	$4,415
Japan	861	797	560
Other foreign countries	2,633	2,485	2,370
	7,981	7,804	7,345
Divested businesses	69	553	476
	$8,050	**$8,357**	**$7,821**

Long-lived assets

	As of December 31, 2008	2007
United States	$ 1,159	$ 1,342
Ireland	246	235
Other foreign countries	323	138
Property, plant and equipment, net	1,728	1,715
Goodwill and other intangible assets	19,665	23,067
	$21,393	**$24,782**

Note Q – New Accounting Standards

Standards Implemented

Interpretation No. 48

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* to create a single model to address accounting for uncertainty in tax positions. We adopted Interpretation No. 48 as of the first quarter of 2007. Interpretation No. 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return, as well as enhanced disclosures regarding uncertainties in income tax positions, including a roll forward of tax benefits taken that do not qualify for financial statement recognition. Refer to *Note K—Income Taxes* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information regarding our application of Interpretation No. 48 and its impact on our consolidated financial statements.

Statement No. 157

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements.* Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. Statement No. 157 does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. We adopted the provisions of Statement No. 157 for financial assets and financial liabilities as of January 1, 2008, and will apply those provisions to nonfinancial assets and nonfinancial liabilities as of January 1, 2009. Refer to *Note C—Fair Value Measurements* to our consolidated financial statements contained in Item 8 of this Annual Report for a discussion of our adoption of Statement No. 157 and its impact on our financial statements.

Statement No. 158

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which amends Statements Nos. 87, 88, 106 and 132(R). Statement No. 158 requires recognition of the funded status of a benefit plan in the consolidated statements of financial position, as well as the recognition of certain gains and losses that arise during the period, but are deferred under pension accounting rules, in other comprehensive income (loss). Additionally, Statement No. 158 requires that, beginning with fiscal years ending after December 15, 2008, a business entity measure plan assets and benefit obligations as of its fiscal year-end statement of financial position. We adopted the measurement-date requirement in 2008 and the other provisions of Statement No. 158 in 2006. Refer to *Note A—Significant Accounting Policies* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for more information on our pension and other postretirement plans.

Statement No. 159

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which allows an entity to elect to record financial assets and financial liabilities at fair value upon their initial recognition on a contract-by-contract basis. We adopted Statement No. 159 as of January 1, 2008 and did not elect the fair value option for our eligible financial assets and financial liabilities.

New Standards to be Implemented

Statement No. 161

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities,* which amends Statement No. 133 by requiring expanded disclosures about an entity's derivative instruments and hedging activities. Statement No. 161 requires increased qualitative, quantitative, and credit-risk disclosures, including (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. We are required to adopt Statement No. 161 for our first quarter ending March 31, 2009.

Staff Position No. 157-2

In February 2008, the FASB released Staff Position No. 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are required to apply the provisions of Statement No. 157 to nonfinancial assets and nonfinancial liabilities as of January 1, 2009. We do not believe the adoption of Staff Position No. 157-2 will have a material impact on our future results of operations or financial position.

Statement No. 141(R)

In December 2007, the FASB issued Statement No. 141(R), *Business Combinations,* a replacement for Statement No. 141. Statement No. 141(R) retains the fundamental requirements of Statement No. 141, but requires the recognition of all assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. It also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies at their acquisition date fair values. Additionally, Statement No. 141(R) supersedes FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* which required research and development assets acquired in a business combination that had no alternative future use to be measured at their fair values and expensed at the acquisition date. Statement No. 141(R) now requires that purchased research and development be recognized as an intangible asset. We are required to adopt Statement No. 141(R) prospectively for any acquisitions on or after January 1, 2009, except for changes in tax assets and liabilities associated with prior acquisitions.

QUARTERLY RESULTS OF OPERATIONS

(in millions, except per share data)
(unaudited)

	Three Months Ended			
	March 31,	June 30,	Sept 30,	Dec 31,
2008				
Net sales	$2,046	$2,024	$1,978	$ 2,002
Gross profit	1,466	1,420	1,323	1,372
Operating income (loss)	580	303	28	(2,416)
Net income (loss)	322	98	(62)	(2,394)
Net income (loss) per common share—basic	$ 0.22	$ 0.07	$ (0.04)	$ (1.59)
Net income (loss) per common share—assuming dilution	$ 0.21	$ 0.07	$ (0.04)	$ (1.59)
2007				
Net sales	$2,086	$2,071	$2,048	$ 2,152
Gross profit	1,518	1,508	1,473	1,517
Operating income (loss)	282	280	(147)	(430)
Net income (loss)	120	115	(272)	(458)
Net income (loss) per common share—basic	$ 0.08	$ 0.08	$ (0.18)	$ (0.31)
Net income (loss) per common share—assuming dilution	$ 0.08	$ 0.08	$ (0.18)	$ (0.31)

Our reported results for 2008 included goodwill and intangible asset impairment charges; acquisition-, divestiture-, litigation- and restructuring-related amounts and discrete tax items (after tax) of: $74 million of net credits in the first quarter, $98 million of net charges in the second quarter, $202 million of net charges in the third quarter and $2.570 billion of net charges in the fourth quarter. These charges consisted of: goodwill and intangible asset impairment charges, associated primarily with a write-down of goodwill; a gain related to the receipt of an acquisition-related milestone payment from Abbott Laboratories; purchased research and development charges, attributable primarily with the acquisitions of Labcoat, Ltd. and CryoCor, Inc.; restructuring charges associated with our on-going expense and head count reduction initiatives; a gain associated with the sale of certain non-strategic businesses; losses associated with the sale of certain non-strategic investments; litigation-related charges resulting primarily from a ruling by a federal judge in a patent infringement case brought against us by Johnson & Johnson; and discrete tax benefits related to certain tax positions associated with prior period acquisition-, divestiture-, litigation- and restructuring-related charges.

During 2007, we recorded intangible asset impairments and acquisition-, divestiture-, litigation- and restructuring-related charges (after tax) of: $20 million of net charges in the first quarter, $1 million of net charges in the second quarter, $435 million of net charges in the third quarter and $654 million of net charges in the fourth quarter. These charges consisted of: intangible asset impairments associated with our decision to suspend further significant funding of the Petal™ bifurcation project acquired with Advanced Stent Technologies; a charge attributable to estimated losses associated with litigation; restructuring charges associated with our expense and head count reduction initiatives; losses associated with the write-down of assets held for sale attributable to the sale of certain of our businesses; charges for purchased research and development costs related to certain acquisitions and strategic alliances; and Guidant integration costs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Executive Vice President—Finance & Administration and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008 pursuant to Rule 13a-15(b) of the Securities Exchange Act. Disclosure controls and procedures are designed to ensure that material information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and ensure that such material information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management's report on our internal control over financial reporting is contained in Item 7.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The report of Ernst & Young LLP on our internal control over financial reporting is contained in Item 7.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers as of January 1, 2009, were as follows:

DIRECTORS		
John E. Abele	72	Director, Founder
Ursula M. Burns	50	Director, President, Xerox Corporation
Nancy-Ann DeParle	52	Director, Managing Director, CCMP Capital Advisors, LLC
J. Raymond Elliott	59	Director, Retired Chairman, President and Chief Executive Officer of Zimmer Holdings, Inc.
Joel L. Fleishman	74	Director, Professor of Law and Public Policy, Duke University
Marye Anne Fox, Ph.D.	61	Director, Chancellor of the University of California, San Diego
Ray J. Groves	73	Director, Retired Chairman and Chief Executive Officer, Ernst & Young
Kristina M. Johnson, Ph.D.	51	Director, Provost and Senior Vice President of Academic Affairs, The Johns Hopkins University
Ernest Mario, Ph.D.	70	Director, Chairman and Chief Executive Officer, Capnia, Inc.
N.J. Nicholas, Jr.	69	Director, Private Investor
Pete M. Nicholas	67	Director, Founder, Chairman of the Board
John E. Pepper	70	Director, Co-Chair, National Underground Railroad Freedom Center
Uwe E. Reinhardt, Ph.D.	71	Director, Professor of Political Economy and Economics and Public Affairs, Princeton University
Senator Warren B. Rudman	78	Director, Former U.S. Senator, Co-Chairman, Stonebridge International, LLC and Of Counsel, Paul, Weiss, Rifkind, Wharton, & Garrison LLP
James R. Tobin	64	President and Chief Executive Officer and Director
EXECUTIVE OFFICERS		
Donald Baim, M.D.	59	Executive Vice President, Chief Medical and Scientific Officer
Brian R. Burns	44	Senior Vice President, Quality
Jeffrey D. Capello	44	Senior Vice President, Chief Accounting Officer and Corporate Controller
Fredericus A. Colen	56	Executive Vice President and Group President, Cardiac Rhythm Management (CRM)
Paul Donovan	53	Senior Vice President, Corporate Communications
James Gilbert	51	Executive Vice President, Strategy and Business Development
William Kucheman	59	Senior Vice President and Group President, Cardiovascular
Sam R. Leno	63	Executive Vice President, Finance and Information Systems and Chief Financial Officer
William McConnell, Jr.	59	Senior Vice President, Sales, Marketing and Business Strategies, CRM
David McFaul	52	Senior Vice President, International
Stephen Moreci	57	Senior Vice President and Group President, Endosurgery
Michael Onuscheck	42	Senior Vice President and President, Neuromodulation
Timothy A. Pratt	59	Executive Vice President, Secretary and General Counsel
Kenneth J. Pucel	42	Executive Vice President, Operations
Lucia L. Quinn	55	Executive Vice President, Human Resources

John Abele, our co-founder, has been a director of Boston Scientific since 1979. Mr. Abele was our Treasurer from 1979 to 1992, our Co-Chairman from 1979 to 1995 and our Vice Chairman and Founder, Office of the Chairman from February 1995 to March 1996. Mr. Abele is also the owner of The Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia and government. He was President of Medi-tech, Inc. from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele is the Chairman of the Board of the F.I.R.S.T. (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. He is a member of the President's Council of Olin College and Trustee Emeritas of Amherst College. Mr. Abele received a B.A. degree from Amherst College.

Ursula Burns has been a Director of Boston Scientific since 2002. Ms. Burns is President of Xerox Corporation. Ms. Burns joined Xerox in 1980, subsequently advancing through several engineering and management positions. Ms. Burns served as Vice President and General Manager, Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing and Supply Chain Services from 1999 to 2000, Senior Vice President, Corporate Strategic Services from 2000 to 2001, President of Document Systems and Solutions Group from 2001 to 2003 and President of Business Group Operations and Corporate Senior Vice President until her most recent appointment in April 2007. She serves on the boards of directors of Xerox Corporation and American Express Corporation, as well as the F.I.R.S.T. (For Inspiration and Recognition of Science and Technology) Foundation, CASA National Center on Addiction and Substance Abuse at Columbia University and the National Academy Foundation. She is also a Trustee of The MIT Corporation and the University of Rochester and is also a member of the board of directors of the U.S. Olympic Committee. Ms. Burns earned a B.S. degree from Polytechnic Institute of New York and an M.S. degree in mechanical engineering from Columbia University.

Nancy-Ann DeParle has been a Director of Boston Scientific since April 2006. Ms. DeParle is a Managing Director of CCMP Capital Advisors, LLC and a Senior Fellow at The Wharton School of the University of Pennsylvania. She had been a Senior Advisor for JPMorgan Partners from 2001 to 2006. Previously, she served as the Administrator of the Health Care Financing Administration (HCFA) (now the Centers for Medicare and Medicaid Services) from 1997 to 2000 and a fellow at the Institute of Politics at Harvard University from 2000 to 2001. Prior to her role at HCFA, Ms. DeParle was the Associate Director for Health and Personnel at the White House Office of Management and Budget from 1993 to 1997 and served as commissioner of the Tennessee Department of Human Services from 1987 to 1989. She also has worked as a lawyer in private practice in Nashville, Tennessee and Washington, D.C. Ms. DeParle is a director of Medco Health Solutions, Inc.; and Cerner Corporation, as well as CareMore Holdings, LLC, Novel Environment Power, and Legacy Hospital Partners, all private companies owned or managed by CCMP Capital Advisors. She is also a trustee of the Robert Wood Johnson Foundation and serves on the editorial board of Health Affairs. From 2002-2008, she served on the Medicare Payment Advisory Commission (MedPAC), which advises Congress on Medicare payment policy. Ms. DeParle received a B.A. degree from the University of Tennessee, a J.D. from Harvard Law School, and B.A. and M.A. degrees in Politics and Economics from Balliol College of Oxford University, where she was a Rhodes Scholar.

J. Raymond Elliott has been a Director of Boston Scientific in September 2007. Mr. Elliott was the Chairman of Zimmer Holdings, Inc. until November 2007 and was Chairman, President and Chief Executive Officer of Zimmer Holdings, Inc. from March 2001 to May 2007. Mr. Elliott was appointed President of Zimmer, Inc. in November 1997. Mr. Elliott has more than 35 years of experience in orthopedics, medical devices and consumer products. He has served as a director on more than 20 business-related boards in the U.S., Canada, Japan and Europe and has served on six occasions as Chairman. He has served as a member of the board of directors and chair of the orthopedic sector of the Advanced Medical Technology Association (AdvaMed) and was a director of the Indiana Chamber of Commerce, the American Swiss Foundation and Bausch & Lomb Corporation. Mr. Elliott has served as the Indiana representative on the President's State Scholars Program and as a trustee of the Orthopaedic Research and Education Foundation (OREF). He holds a bachelor's degree from the University of Western Ontario, Canada.

Joel Fleishman has been a Director of Boston Scientific since 1992. He is also Professor of Law and Public Policy at Duke University where he has served in various administrative positions, including First Senior Vice President, since 1971. Mr. Fleishman is a founding member of the governing board of the Duke Center for Health Policy Research and Education and was the founding director from 1971 to 1983 of Duke University's Terry Sanford Institute of Public Policy. He is the director of the

Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions and the director of the Duke University Philanthropic Research Program. From 1993 to 2001, Mr. Fleishman took a part time leave from Duke University to serve as President of the Atlantic Philanthropic Service Company, the U.S. program staff of Atlantic Philanthropies. Mr. Fleishman also serves as a member of the Board of Trustees of The Center for Effective Philanthropy and the Partnership for Public Service, Chairman of the Board of Trustees of the Urban Institute, Chairman of The Visiting Committee of the Kennedy School of Government, Harvard University, as well as several other charitable and not-for-profit organizations. He is also a director of Polo Ralph Lauren Corporation. Mr. Fleishman received A.B., M.A. and J.D. degrees from the University of North Carolina at Chapel Hill, and an LL.M. degree from Yale University.

Marye Anne Fox has been a Director of Boston Scientific since 2001. Dr. Fox has been Chancellor of the University of California, San Diego and Distinguished Professor of Chemistry since August 2004. Prior to that, she served as Chancellor of North Carolina State University and Distinguished University Professor of Chemistry from 1998 to 2004. From 1976 to 1998, she was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the University's Vice President for Research from 1994 to 1998. Dr. Fox has served as the Co-Chair of the National Academy of Sciences' Government-University-Industry Research Roundtable as the Vice Chair of the National Science Board, and served on President Bush's Council of Advisors on Science and Technology. She has served as the Vice Chair of the National Science Board. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the boards of directors of Red Hat Corp., W.R. Grace Co. and the Camille and Henry Dreyfus Foundation. She has been honored by a wide range of educational and professional organizations, and she has authored more than 350 publications, including five books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from Dartmouth College.

Ray Groves has been a Director of Boston Scientific since 1999. Effective February 16, 2009, Mr. Groves became the Ombudsman for Standard & Poor's. From 2001 to 2005, Mr. Groves served in various roles at Marsh Inc., including President, Chairman and Senior Advisor, and is a former member of the board of directors of its parent company, Marsh & McLennan Companies, Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr. Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. Mr. Groves currently serves as a member of the boards of directors of the Colorado Physicians Insurance Company, and Group Ark Insurance Holdings, Ltd. Mr. Groves is a member of the Council on Foreign Relations. He is a former member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers. Mr. Groves is former Chairman of the board of directors of the American Institute of Certified Public Accountants. He is a director of Nursing and Home Care, Inc., a member and former Chair of the board of directors of The Ohio State University Foundation and a member of the Dean's Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School of the University of Pennsylvania and served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is an advisory director of the Metropolitan Opera Association and a director of the Collegiate Chorale. Mr. Groves received a B.S. degree from The Ohio State University.

Kristina Johnson has been a Director since April 2006. Dr. Johnson is Provost and Senior Vice President of Academic Affairs at The Johns Hopkins University. Until September 2007, she was Dean of the Pratt School of Engineering at Duke University, a position she had held since July 1999. Previously she served as a professor in the Electrical and Computer Engineering Department, University of Colorado and as director of the National Science Foundation Engineering Research Center for Optoelectronics Computing Systems at the University of Colorado, Boulder. Dr. Johnson is a co-founder of the Colorado Advanced Technology Institute Center of Excellence in Optoelectronics and serves as a director of Minerals Technologies, Inc., AES Corporation and Nortel Corporation. Dr. Johnson is also Chair of the Board of Directors of Jhpiego, an international non-profit health organization affiliated with Johns Hopkins University, SparkIP and Center Stage, the Baltimore Theatre. Dr. Johnson was a Fulbright Faculty Scholar in the Department of Electrical Engineering at the University of Edinburgh, Scotland and a NATO Post-Doctoral Fellow at Trinity College, Dublin, Ireland. Dr. Johnson received B.S., M.S. and Ph.D. degrees in electrical engineering from Stanford University.

Ernest Mario has been a Director of Boston Scientific since 2001 and is currently the Chairman and Chief Executive Officer of Capnia, Inc. From 2003 to July 2007, Dr. Mario was Chairman of Reliant Pharmaceuticals. From 2003 to 2006, he was also the chief executive officer of Reliant Pharmaceuticals. Prior to joining

Reliant Pharmaceuticals in April 2003, he was the Chairman of IntraBiotics Pharmaceuticals, Inc. from April 2002 to April 2003. Dr. Mario also served as Chairman and Chief Executive Officer of Apothogen, Inc., a pharmaceutical company, from January 2002 to April 2002 when Apothogen was acquired by IntraBiotics. Dr. Mario served as the Chief Executive of Glaxo Holdings plc from 1989 until March 1993 and as Deputy Chairman and Chief Executive from January 1992 until March 1993. From 1993 to 1997, Dr. Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a research based pharmaceutical company with leading drug delivery technologies, and Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the boards of directors of Maxygen, Inc., Pharmaceutical Product Development, Inc., Avid Radiopharmaceuticals, Inc. and Celgene Corporation. He was a Trustee of Duke University from 1988 to June 2007 and in July 2007 he retired as Chairman of the Board of the Duke University Health System which he chaired from its inception in 1996. He is a past Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Maryland, the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in Physical Sciences from the University of Rhode Island.

N.J. Nicholas, Jr. has been a Director of Boston Scientific since 1994 and is a private investor. Previously, he served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Time Warner Cable, Inc. He has served as a member of the President's Advisory Committee for Trade Policy and Negotiations and the President's Commission on Environmental Quality. Mr. Nicholas is Chairman of the Board of Trustees of the Environmental Defense Fund and a member of the Council of Foreign Relations. Mr. Nicholas received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School. He is the brother of Pete M. Nicholas, Chairman of the Board.

Pete Nicholas, our co-founder, has been Chairman of the Board since 1995. He has been a Director since 1979 and served as our Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board from 1979 to 1995. Prior to joining Boston Scientific, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and Company. He is currently Chairman Emeritus of the Board of Trustees of Duke University. Mr. Nicholas is also a Fellow of the American Academy of Arts and Sciences and Vice Chairman of the Trust for that organization. He also serves on several for profit and not for profit boards including CEOs for Fundamental Change in Education and the Boys and Girls Club of Boston. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1966. Mr. Nicholas received a B.A. degree from Duke University, and an M.B.A. degree from The Wharton School of the University of Pennsylvania. He is the brother of N.J. Nicholas, Jr., one of our directors.

John Pepper has been a Director of Boston Scientific since 2003 and he previously served as a director of Boston Scientific from November 1999 to May 2001. Mr. Pepper is Chairman of the Board of Directors of the Walt Disney Company since January 2007. He is also a Co-Chair of the Board of Directors of the National Underground Railroad Freedom Center and served as its Chief Executive Officer until May 2007. Previously he served as Vice President for Finance and Administration of Yale University from January 2004 to December 2005. Prior to that, he served as Chairman of the Executive Committee of the Board of Directors of The Procter & Gamble Company until December 2003. Since 1963, he has served in various positions at Procter & Gamble, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995 and director since 1984. He is a member of the Executive Committee of the Cincinnati Youth Collaborative. Mr. Pepper graduated from Yale University in 1960 and holds honorary doctoral degrees from Yale University, The Ohio State University, Xavier University, University of Cincinnati, Mount St. Joseph College and St. Petersburg University (Russia).

Uwe Reinhardt has been a Director of Boston Scientific since 2002. Dr. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs at Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and serves as a Trustee of the Duke University Health System, H&Q Healthcare Investors, H&Q Life Sciences Investors and Hambrecht & Quist Capital Management LLC. He is also the Commissioner of the Kaiser Family Foundation Commission on Medicaid and the Uninsured and a member of the boards of directors of Amerigroup Corporation and Legacy Hospital Partners, Inc. Dr. Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in economics from Yale University.

Senator Warren Rudman has been a Director of Boston Scientific since 1999. Senator Rudman is Co-Chairman of Stonebridge International, LLC and has been Of Counsel to the international law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP since January 2003. Previously, he was a partner of the firm since 1992. Prior to joining the firm, he served two terms as a U.S. Senator from New Hampshire from 1980 to 1992. He serves on the boards of directors of several funds managed by the Dreyfus Corporation. Senator Rudman is Vice Chairman of the International Advisory Board of D.B. Zwirn + Co. and a member of the External Advisory Council of BP America Inc. He is the founding co-chairman of the Concord Coalition. Senator Rudman received a B.S. from Syracuse University and an LL.B. from Boston College Law School and served in the U.S. Army during the Korean War.

James R. Tobin is our President and Chief Executive Officer and also serves as a Director. Prior to joining Boston Scientific in March 1999, Mr. Tobin served as President and Chief Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously, he served at Baxter as Managing Director in Japan, Managing Director in Spain, President of Baxter's I.V. Systems Group and Executive Vice President. Mr. Tobin currently serves on the boards of directors of Curis, Inc. and Applera Corporation. Mr. Tobin holds an A.B. from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin also served in the U.S. Navy from 1968 to 1972 where he achieved the rank of lieutenant.

Donald Baim, M.D. joined Boston Scientific in July 2006 and is our Executive Vice President, Chief Medical and Scientific Officer. Prior to joining Boston Scientific, Dr. Baim was a Professor of Medicine at Harvard Medical School, and Senior Physician at the Brigham and Women's Hospital. He has served as a member of the Interventional Cardiology Test Committee of the American Board of Internal Medicine (ABIM). In 1981, Dr. Baim joined Boston's Beth Israel Hospital to establish an interventional cardiology program. In 2000, he joined the Brigham and Women's Hospital in Boston, where, in addition to his clinical responsibilities, he directed the hospital's participation in the Center for the Integration of Medicine and Innovative Technology (CIMIT). Since 2005, Dr. Baim has also served as Chief Academic Officer of the Harvard Clinical Research Institute (HCRI), a not-for-profit organization that designs, conducts, and analyzes pilot and pivotal trials of new medical devices to support their approval by the FDA. Dr. Baim completed his undergraduate training in Physics at the University of Chicago, and then received an M.D. from the Yale University School of Medicine.

Brian Burns has been our Senior Vice President of Quality since December 2004. Previously, Mr. Burns was our Vice President of Global Quality Assurance from January 2003 to December 2004, our Vice President of Cardiology Quality Assurance from January 2002 to January 2003 and our Director of Quality Assurance from April 2000 to January 2002. Prior to joining Boston Scientific, Mr. Burns held various positions with Cardinal Healthcare, Allegiance Healthcare and Baxter Healthcare. Mr. Burns received his B.S. degree in chemical engineering from the University of Arkansas.

Jeffrey D. Capello joined Boston Scientific in June 2008 as our Senior Vice President and Chief Accounting Officer, and became a member of the Executive Committee on January 1, 2009. He is currently responsible for overseeing the Global Controllership, Treasury, and Information Technology organizations. Prior to joining us, he was the Senior Vice President and Chief Financial Officer with responsibilities for Business Development at PerkinElmer, Inc. Prior to January 2006, he was the Vice President of Finance, Corporate Controller and Treasurer of PerkinElmer, Inc. and was named Chief Accounting Officer of Perkin Elmer in April 2002. From 1991 to June 2001, he held various positions including that of partner from 1997 to 2001 at PriceWaterhouseCoopers LLP, a public accounting firm initially in the United States and later in the Netherlands. During 2008, Mr. Capello served on the Board of Directors of Sirtris Pharmaceuticals, Inc. and served as a member of its Audit Committee. He holds a Bachelor of Science degree in business administration from the University of Vermont and a Master of Business Administration degree from the Harvard Business School and is also a certified public accountant.

Fredericus A. Colen is our Executive Vice President and Group President, Cardiac Rhythm Management (CRM). Previously, he was our Executive Vice President, Operations and Technology for CRM. Mr. Colen joined Boston Scientific in 1999 as Vice President of Research and Development of Scimed and, in February 2001, he was promoted to Senior Vice President, Cardiovascular Technology of Scimed. Before joining Boston Scientific, he worked for several medical device companies, including Guidant Corporation, where he launched the Delta TDDD Pacemaker platform, and St. Jude Medical, where he served as Managing Director for the European subsidiary of the Cardiac Rhythm Management Division and as Executive Vice President, responsible for worldwide R&D for implantable pacemaker systems. He was the Vice President of the International Association of Prosthesis Manufacturers (IAPM) in Brussels from 1995 to 1997. Mr. Colen was educated in The Netherlands and Germany and holds the U.S. equivalent of a Master's Degree in Electrical Engineering with a focus on medical technology from the Technical University in Aachen, Germany.

Paul Donovan joined Boston Scientific in March 2000 and is our Senior Vice President, Corporate Communications. Prior to joining Boston Scientific, Mr. Donovan was the Executive Director of External Affairs at Georgetown University Medical Center, where he directed media, government and community relations as well as employee communications from 1998 to 2000. From 1997 to 1998, Mr. Donovan was Chief of Staff at the United States Department of Commerce. From 1993 to 1997, Mr. Donovan served as Chief of Staff to Senator Edward M. Kennedy and from 1989 to 1993 as Press Secretary to Senator Kennedy. Mr. Donovan is a director of the Massachusetts High Technology Council, and the Massachusetts Medical Device Industry Council. Mr. Donovan received a B.A. degree from Dartmouth College.

James Gilbert is our Executive Vice President, Strategy and Business Development. Formerly, he was our Group President, Cardiovascular and was responsible for our Cardiovascular Group, which included the Peripheral Interventions, Vascular Surgery, Neurovascular, Electrophysiology and Cardiac Surgery businesses. Mr. Gilbert oversees Business Development, Marketing Strategy and Analysis, E-Marketing, and Health Economics and Reimbursement functions. He is also responsible for directing and supporting our corporate strategy process. Prior to this role, Jim served as a Senior Vice President and led our E-Marketing, Marketing Science, Corporate Sales and National Accounts, and Health Economics and Reimbursement functions. Prior to joining Boston Scientific in 2004, Mr. Gilbert spent 23 years with Bain & Company, where he served as a partner and director and was the managing partner of Bain's Global Healthcare Practice. Mr. Gilbert received his B.S. degree in industrial engineering and operations research from Cornell University and his M.B.A. from Harvard Business School.

William Kucheman is our Senior Vice President and Group President of the Cardiovascular Group. Mr. Kucheman joined the Company in 1995 as a result of our acquisition of SCIMED Life Systems, Inc. Prior to his current role, he was our Senior Vice President of Marketing. In this role, he was responsible for the global marketing functions of our Cardiovascular group and all Corporate Marketing functions. He oversaw the commercialization strategy for our TAXUS® paclitaxel-eluting coronary stent system, defined and developed our Reimbursement and Outcomes Planning functions, and initiated Marketing Science and e-Marketing programs. Prior to that, Mr. Kucheman was our Vice President, Corporate Marketing and our Vice President, Strategic Marketing. Prior to joining Boston Scientific, Mr. Kucheman held a variety of management positions in sales and marketing for SCIMED, Charter Medical Corporation, and Control Data Corporation. He began his career at the United States Air Force Academy Hospital and later was Healthcare Planner, Office of the Surgeon General, for the United States Air Force Medical Service. Mr. Kucheman has served on several industry boards including the board of directors of the Global Health Exchange, the Committee on Payment and Policy and AdvaMed. He has also served on the Board of Advisors to MillenniumDoctor.com and the Board of Advisors to the College of Business, Center for Services Marketing and Management, Arizona State University. Mr. Kucheman earned a B.S. and a M.B.A. from Virginia Polytechnic Institute.

Sam R. Leno is our Chief Financial Officer and Executive Vice President of Finance and Information Systems. Mr. Leno joined us in June 2007 from Zimmer Holdings, Inc. where he served as its Executive Vice President, Finance and Corporate Services and Chief Financial Officer, a position to which he was appointed in December 2005. From October 2003 to December 2005, Mr. Leno served as Executive Vice President, Corporate Finance and Operations, and Chief Financial Officer of Zimmer. From July 2001 to October 2003, Mr. Leno served as Senior Vice President and Chief Financial Officer of Zimmer. Prior to joining Zimmer, Mr. Leno served as Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc. from March 1999 until he joined Zimmer. Between 1971 and March 1999, Mr. Leno held various chief financial officer and other financial positions with several U.S. based companies, and he previously served as a U.S. Naval Officer. Mr. Leno is a member of the Board of Directors of TomoTherapy Incorporated and is a member of its Audit Committee. Mr. Leno earned a B.S. degree in Accounting from Northern Illinois University and an M.B.A. from Roosevelt University.

William F. McConnell, Jr. joined us in April 2006 following our acquisition of Guidant Corporation and is our Senior Vice President, CRM Sales, Marketing & Business Strategy. Prior to joining Boston Scientific, Mr. McConnell was Vice President and Chief Information Officer for Guidant Corporation which he joined in 1998. Previously, Mr. McConnell was Managing Partner—Business Consulting in the Indianapolis office of Arthur Andersen LLP. He is Honorary Trustee of the Children's Museum of Indianapolis and a life member of the Board of Directors for the American Red Cross of Greater Indianapolis. Mr. McConnell received a B.S. degree from Miami University in Oxford, Ohio. He majored in Systems Analysis. He is also a Certified Public Accountant.

David McFaul is our Senior Vice President, International. Prior to October 2007, he was our Regional President of Asia Pacific & Japan operations. Mr. McFaul joined the Company in 1995 to oversee the development of the Company's Canadian business previously was President of the Company's Japan operations. Prior to this, Mr. McFaul was Vice President of Sales, Inter-Continental. Previously, he was Vice President and General Manager of the Company's operations in Latin America, Canada and South Africa where he increased revenue nearly 50 percent. Prior to this, Mr. McFaul was General Manager, Canada and South Africa, Country Manager of Canada and National Sales Manager, Canada for the Company. Prior to Boston Scientific, Mr. McFaul held sales, marketing and general management positions at a variety of medical-related companies including Stryker Corporation, EBI Medical Systems, Baxter Corporation, and Abbott Labs. Mr. McFaul is currently on the Board of Directors of Covalon Technologies Ltd. Mr. McFaul earned a B.A. in History and Geography from Simon Fraser University and took graduate courses at Simon Fraser University Graduate School.

Stephen Moreci has been our Senior Vice President and Group President, Endosurgery since December 2000. Mr. Moreci joined Boston Scientific in 1989 as Vice President and General Manager for our Cardiac Assist business. In 1991, he was appointed Vice President and General Manager for our Endoscopy business. In 1994, Mr. Moreci was promoted to Group Vice President for our Urology and Gynecology businesses. In 1997, he assumed the role of President of our Endoscopy business. In 1999, he was named President of our Vascular business, which included peripheral interventions, vascular surgery and oncology. In 2001, he assumed the role of Group President, Endosurgery, responsible for our urology/gynecology, oncology, endoscopy and Endovations businesses. Prior to joining Boston Scientific, Mr. Moreci had a 13-year career in medical devices, including nine years with Johnson & Johnson and four years with DermaCare. Mr. Moreci received a B.S. degree from Pennsylvania State University.

Michael Onuscheck was appointed to our Executive Committee in July of 2008 and is our Senior Vice President and President of the Neuromodulation business. Michael joined Boston Scientific in 2004 with our acquisition of Advanced Bionics as the Vice President of Sales and Clinical Services in our Auditory business. Most recently he was Vice President of Sales and Marketing for the Boston Scientific's Pain Management business. Previously, Michael held a variety of management positions at Medtronic in spinal reconstructive surgery and stereotactic image guided surgery. Prior to Medtronic, he worked for Pfizer Inc., where he held a variety of sales and marketing assignments. He is currently a director of the California Health Institute. Michael earned a B.A. in Business Administration and Psychology from Washington and Jefferson College.

Timothy Pratt is our Executive Vice President, Secretary and General Counsel. Mr. Pratt joined Boston Scientific in May of 2008 where he is responsible for worldwide management of our legal functions. Previously, Mr. Pratt worked for the law firm of Shook, Hardy & Bacon. He joined the firm in 1977 and became partner in 1981. He concentrated his practice in the defense of pharmaceutical and medical device litigation and toxic tort cases. Mr. Pratt was co-chair of Shook, Hardy's 100-Attorney Pharmaceutical and Medical Device Litigation Division. Mr. Pratt is active in the Federation of Defense and Corporate Counsel (FDCC), where he serves as a director on their board. He is also active in the American Bar Association (ABA) and speaks regularly at the Defense Research Institute (DRI), where he has served as chair of the DRI Corporate Counsel Roundtable and as a member of the DRI Civil Rules Advisory Committee. For over 20 years, Mr. Pratt has served on the faculty for the National Institute for Trial Advocacy (NITA), and he currently serves on the editorial advisory board for the BNA, Inc. publication, *Medical Devices Law & Industry Report*. Mr. Pratt received his Bachelor of Arts degree at Tarkio College and graduated Order of the Coif from Drake University Law School, where he served one year as editor-in-chief of the *Drake Law Review*. After graduating, Mr. Pratt was law clerk to Judge Floyd R. Gibson of the U.S. Court of Appeals for Eighth Circuit.

Kenneth Pucel has been our Executive Vice President, Operations since November 2006 and is responsible for our manufacturing plants in the U.S. and Ireland. Previously, he was our Senior Vice President, Operations from December 2004 to November 2006. Prior to that Mr. Pucel was our Vice President and General Manager, Operations from September 2002 to December 2004 and our Vice President of Operations from June 2001 to September 2002 and before that he held various positions in the Company's Cardiovascular Group, including Manufacturing Engineer, Process Development Engineer, Operations Manager, Production Manager and Director of Operations. Mr. Pucel received a Bachelor of Science degree in Mechanical Engineering with a focus on Biomedical Engineering from the University of Minnesota.

Lucia Luce Quinn joined Boston Scientific in January 2005 and is our Executive Vice President of Human Resources. Prior to that, she was our Senior Vice President and Assistant to the President. Prior to joining Boston Scientific, Ms. Quinn was the Senior Vice President, Advanced Diagnostics and Business Development for Quest Diagnostics from 2001 to 2004. In this role, Ms. Quinn was responsible for developing multiple multi-million dollar businesses, including evaluating and developing strategic and operational direction. Prior to this, Ms. Quinn was Vice President, Corporate Strategic Marketing for Honeywell International from 1999 to 2001 and before that she held various positions with Digital Equipment Corporation from 1989 to 1998, including Corporate Vice President, Corporate Strategy and Worldwide Brand Strategy & Management. Ms. Quinn received her Bachelor in Arts in Management from Simmons College.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 18, 2009, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 18, 2009, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 18, 2009, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item and set forth in our Proxy Statement to be filed with the SEC on or about March 18, 2009, is incorporated into this Annual Report on Form 10-K by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements.

The response to this portion of Item 15 is set forth under Item 8.

(a)(2) Financial Schedules.

The response to this portion of Item 15 (Schedule II) follows the signature page to this report. All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits (* documents filed with this report)

EXHIBIT NO.	TITLE
3.1	Restated By-laws of the Company (Exhibit 3.1(ii), Current Report on Form 8-K dated May 11, 2007, File No. 1-11083).
3.2	Third Restated Certificate of Incorporation (Exhibit 3.2, Annual Report on Form 10-K for the year ended December 31, 2007, File No. 1-11083).
4.1	Specimen Certificate for shares of the Company's Common Stock (Exhibit 4.1, Registration No. 33-46980).
4.2	Description of Capital Stock contained in Exhibits 3.1 and 3.2.
4.3	Indenture dated as of June 25, 2004 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank) (Exhibit 4.1, Current Report on Form 8-K dated June 25, 2004, File No. 1-11083).
4.4	Indenture dated as of November 18, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee (Exhibit 4.1, Current Report on Form 8-K dated November 18, 2004, File No. 1-11083).
4.5	Form of First Supplemental Indenture dated as of April 21, 2006 (Exhibit 99.4, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.6	Form of Second Supplemental Indenture dated as of April 21, 2006 (Exhibit 99.6, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.7	5.45% Note due June 15, 2014 in the aggregate principal amount of $500,000,000 (Exhibit 4.2, Current Report on Form 8-K dated June 25, 2004, File No. 1-11083).
4.8	5.45% Note due June 15, 2014 in the aggregate principal amount of $100,000,000 (Exhibit 4.3, Current Report on Form 8-K dated June 25, 2004, File No. 1-11083).
4.9	Form of Global Security for the 5.125% Notes due 2017 in the aggregate principal amount of $250,000,000 (Exhibit 4.3, Current Report on Form 8-K dated November 18, 2004, File No. 1-11083).
4.10	Form of Global Security for the 4.250% Notes due 2011 in the aggregate principal amount of $250,000,000 (Exhibit 4.2, Current Report on Form 8-K dated November 18, 2004, File No. 1-11083).
4.11	Form of Global Security for the 5.50% Notes due 2015 in the aggregate principal amount of $400,000,000, and form of Notice to the holders thereof (Exhibit 4.1, Current Report on Form 8-K dated November 17, 2005 and Exhibit 99.5, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.12	Form of Global Security for the 6.25% Notes due 2035 in the aggregate principal amount of $350,000,000, and form of Notice to holders thereof (Exhibit 4.2, Current Report on Form 8-K dated November 17, 2005 and Exhibit 99.7, Current Report on Form 8-K dated April 21, 2006, File No. 1-11083).
4.13	Indenture dated as of June 1, 2006 between the Company and JPMorgan Chase Bank, N.A., as Trustee (Exhibit 4.1, Current Report on Form 8-K dated June 9, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
4.14	Form of Global Security for the 6.00% Notes due 2011 in the aggregate principal amount of $600,000,000 (Exhibit 4.2, Current Report on Form 8-K dated June 9, 2006, File No. 1-11083).
4.15	Form of Global Security for the 6.40% Notes due 2016 in the aggregate principal amount of $600,000,000 (Exhibit 4.3, Current Report on Form 8-K dated June 9, 2006, File No. 1-11083).
10.1	Form of Amended and Restated Credit and Security Agreement dated as of November 7, 2007 by and among Boston Scientific Funding Corporation, the Company, Old Line Funding, LLC, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi Ltd., New York Branch and Royal Bank of Canada (Exhibit 10.1, Current Report on Form 8-K dated November 7, 2007, File No. 1-11083).
10.2	Form of Amendment No. 1 to Amended and Restated Credit and Security Agreement and Restatement of Amended Fee Letters dated as of August 6, 2008 by and among Boston Scientific Funding LLC, the Company, Old Line Funding, LLC, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Royal Bank of Canada (Exhibit 10.1, Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 1-11083).
10.3	Form of Omnibus Amendment dated as of December 21, 2006 among the Company, Boston Scientific Funding Corporation, Variable Funding Capital Company LLC, Victory Receivables Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (Amendment No. 1 to Receivables Sale Agreement and Amendment No. 9 to Credit and Security Agreement) (Exhibit 10.2, Annual Report on 10-K year ended December 31, 2006, File No. 1-11083).
10.4	Form of Amended and Restated Receivables Sale Agreement dated as of November 7, 2007 between the Company and each of its Direct or Indirect Wholly-Owned Subsidiaries that Hereafter Becomes a Seller Hereunder, as the Sellers, and Boston Scientific Funding Corporation, as the Buyer (Exhibit 10.2, Current Report on Form 8-K dated November 7, 2007, File No. 1-11083).
10.5	Form of Credit Agreement dated as of April 21, 2006 among the Company, BSC International Holding Limited, Merrill Lynch Capital Corporation, Bear Stearns Corporate Lending Inc., Deutsche Bank Securities Inc., Wachovia Bank, National Association, Bank of America, N.A., Banc of America Securities LLC, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as amended (Exhibit 99.1, Current Report on Form 8-K dated April 21, 2006, Exhibit 10.1, Current Report on Form 8-K dated August 17, 2007, and Exhibit 10.1, Current Report on Form 8-K dated February 20, 2009, File No. 1-11083).
10.6	License Agreement among Angiotech Pharmaceuticals, Inc., Cook Incorporated and the Company dated July 9, 1997, and related Agreement dated December 13, 1999 (Exhibit 10.6, Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-11083).
10.7	Amendment between Angiotech Pharmaceuticals, Inc. and the Company dated November 23, 2004 modifying July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc., Cook Incorporated and the Company (Exhibit 10.1, Current Report on Form 8-K dated November 23, 2004, File No. 1-11083).
10.8	Form of Amendment Agreement among the Company, Boston Scientific Scimed Inc., Advanced Bionics Corporation, The Bionics Trust and Jeffrey D. Goldberg and Carla Woods (collectively in their capacity as the Stockholders' Representative) dated August 9, 2007 (Exhibit 10.1, Current Report on Form 8-K dated August 9, 2007, File No. 1-11083).
10.9	Form of Amendment No. 2 to Agreement and Plan of Merger among the Company, Boston Scientific Scimed Inc., Advanced Bionics Corporation, the Bionics Trust and Jeffrey D. Goldberg and Carla Woods (collectively in their capacity as the Stockholders' Representative) dated as of August 9, 2007 (Exhibit 10.1, Current Report on Form 8-K dated January 3, 2008, File No. 1-11083).
10.10	Form of Offer Letter between Boston Scientific and Donald S. Baim, M.D. (Exhibit 10.1, Current Report on Form 8-K dated July 27, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
10.11	Form of Stock Option Agreement dated as of July 25, 2006 between Boston Scientific and Donald S. Baim, M.D. (Exhibit 10.2, Current Report on Form 8-K dated July 27, 2006, File No. 1-11083).
10.12	Form of Deferred Stock Unit Agreement dated as of July 25, 2006 between Boston Scientific and Donald S. Baim, M.D. (Exhibit 10.3, Current Report on Form 8-K dated July 27, 200, File No. 1-11083).
10.13	Form of Indemnification Agreement between the Company and certain Directors and Officers (Exhibit 10.16, Registration No. 33-46980).
10.14	Form of Retention Agreement between the Company and certain Executive Officers, as amended (Exhibit 10.1, Current Report on Form 8-K dated February 20, 2007 and Exhibit 10.6, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.15	Form of Non-Qualified Stock Option Agreement (vesting over three years) (Exhibit 10.1, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.16	Form of Non-Qualified Stock Option Agreement (vesting over four years) (Exhibit 10.2, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.17	Form of Non-Qualified Stock Option Agreement (vesting over two years) (Exhibit 10.20, Annual Report on Form 10-K for the year ended December 31, 2007, File No. 1-11083).
10.18	Form of Restricted Stock Award Agreement (Exhibit 10.3, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.19	Form of Deferred Stock Unit Award Agreement (Exhibit 10.4, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.20	Form of Deferred Stock Unit Award Agreement (vesting over four years) (Exhibit 10.16, Annual Report on 10-K for the year ended December 31, 2006, File No. 1-11083).
10.21	Form of Deferred Stock Unit Award Agreement (vesting over two years) (Exhibit 10.24, Annual Report on Form 10-K for the year ended December 31, 2007, File No. 1-11083).
10.22	Form of Non-Qualified Stock Option Agreement (Non-employee Directors) (Exhibit 10.5, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.23	Form of Restricted Stock Award Agreement (Non-Employee Directors) (Exhibit 10.6, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.24	Form of Deferred Stock Unit Award Agreement (Non-Employee Directors) (Exhibit 10.7, Current Report on Form 8-K dated December 10, 2004, File No. 1-11083).
10.25	Boston Scientific Corporation 401(k) Retirement Savings Plan, as Amended and Restated, Effective January 1, 2001, and amended (Exhibit 10.12, Annual Report on Form 10-K for the year ended December 31, 2002, Exhibit 10.12, Annual Report on Form 10-K for the year ended December 31, 2003, Exhibit 10.1, Current Report on Form 8-K dated September 24, 2004, Exhibit 10.52, Annual Report on Form 10-K for year ended December 31, 2005, Exhibit 10.21, Annual Report on Form 10-K for year ended December 31, 2007, and Exhibit 10.2, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.26	Boston Scientific Corporation 2006 Global Employee Stock Ownership Plan, as amended (Exhibit 10.23, Annual Report on Form 10-K for the year ended December 31, 2006 and Exhibit 10.24, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
10.27	Boston Scientific Corporation Non–Employee Director Deferred Compensation Plan, as amended and restated, effective January 1, 2009 (Exhibit 10.1, Current Report on Form 8-K dated October 28, 2008, File No. 1-11083).
10.28	Boston Scientific Corporation 1992 Non-Employee Directors' Stock Option Plan, as amended (Exhibit 10.2, Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit 10.3, Annual Report on Form 10-K for the year ended December 31, 2000 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No.1-11083).
10.29	Boston Scientific Corporation 2003 Long-Term Incentive Plan, as Amended and Restated, Effective June 1, 2008 (Exhibit 10.1, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, File No. 1-11083).
10.30	Boston Scientific Corporation 2000 Long Term Incentive Plan, as amended (Exhibit 10.20, Annual Report on Form 10-K for the year ended December 31, 1999, Exhibit 10.18, Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1, Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, and Exhibit 10.3, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.31	Boston Scientific Corporation 1995 Long-Term Incentive Plan, as amended (Exhibit 10.1, Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit 10.5, Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1, Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).
10.32	Boston Scientific Corporation 1992 Long-Term Incentive Plan, as amended (Exhibit 10.1, Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit 10.2, Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1, Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3, Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).
10.33	Form of Deferred Stock Unit Agreement between Lucia L. Quinn and Boston Scientific Corporation dated May 31, 2005 (Exhibit 10.1, Current Report on Form 8-K dated May 31, 2005, File No. 1-11083).
10.34	Form of Boston Scientific Corporation Excess Benefit Plan, as amended (Exhibit 10.1, Current Report on Form 8-K dated June 29, 2005 and Exhibit 10.4, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.35	Form of Trust Under the Boston Scientific Corporation Excess Benefit Plan (Exhibit 10.2, Current Report on Form 8-K dated June 29, 2005, File No. 1-11083).
10.36	Form of Non-Qualified Stock Option Agreement dated July 1, 2005 (Exhibit 10.1, Current Report on Form 8-K dated July 1, 2005, File No. 1-11083).
10.37	Form of Deferred Stock Unit Award Agreement dated July 1, 2005 (Exhibit 10.2, Current Report on Form 8-K dated July 1, 2005, File No. 1-11083).
10.38	Form of 2008 Performance Incentive Plan (Exhibit 10.1, Current Report on Form 8-K dated January 23, 2008, File No. 1-11083).
10.39	Form of 2009 Performance Incentive Plan (Exhibit 10.1, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.40	Form of Non-Qualified Stock Option Agreement (Executive) (Exhibit 10.1, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).
10.41	Form of Deferred Stock Unit Award Agreement (Executive) (Exhibit 10.2, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).
10.42	Form of Non-Qualified Stock Option Agreement (Special) (Exhibit 10.3, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).

EXHIBIT NO.	TITLE
10.43	Form of Deferred Stock Unit Award Agreement (Special) (Exhibit 10.4, Current Report on Form 8-K dated May 12, 2006, File No. 1-11083).
10.44	Embolic Protection Incorporated 1999 Stock Plan, as amended (Exhibit 10.1, Registration Statement on Form S-8, Registration No. 333-61060 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No. 1-11083).
10.45	Quanam Medical Corporation 1996 Stock Plan, as amended (Exhibit 10.3, Registration Statement on Form S-8, Registration No. 333-61060 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No. 1-11083).
10.46	RadioTherapeutics Corporation 1994 Stock Incentive Plan, as amended (Exhibit 10.1, Registration Statement on Form S-8, Registration No. 333-76380 and Exhibit 10.1, Current Report on Form 8-K dated December 31, 2004, File No. 1-11083).
10.47	Guidant Corporation 1994 Stock Plan, as amended (Exhibit 10.46, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.48	Guidant Corporation 1996 Nonemployee Director Stock Plan, as amended (Exhibit 10.47, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.49	Guidant Corporation 1998 Stock Plan, as amended (Exhibit 10.48, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.50	Form of Guidant Corporation Option Grant (Exhibit 10.49, Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-11083).
10.51	Settlement Agreement effective September 21, 2005 among Medinol Ltd., Jacob Richter and Judith Richter and Boston Scientific Corporation, Boston Scientific Limited and Boston Scientific Scimed, Inc. (Exhibit 10.1, Current Report on Form 8-K dated September 21, 2005, File No. 1-11083).
10.52	Transaction Agreement, dated as of January 8, 2006, as amended, between Boston Scientific Corporation and Abbott Laboratories (Exhibit 10.47, Exhibit 10.48, Exhibit 10.49 and Exhibit 10.50, Annual Report on Form 10-K for year ended December 31, 2005, Exhibit 10.1, Current Report on Form 8-K dated April 7, 2006, File No. 1-11083).
10.53	Purchase Agreement between Guidant Corporation and Abbott Laboratories dated April 21, 2006, as amended (Exhibit 10.2 and Exhibit 10.3, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-11083).
10.54	Promissory Note between BSC International Holding Limited ("Borrower") and Abbott Laboratories ("Lender") dated April 21, 2006 in the aggregate principal amount of $900,000,000 (Exhibit 10.4, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-11083).
10.55	Decision and Order of the Federal Trade Commission in the matter of Boston Scientific Corporation and Guidant Corporation finalized August 3, 2006 (Exhibit 10.5, Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-11083).
10.56	Boston Scientific Executive Allowance Plan, as amended (Exhibit 10.53, Annual Report on Form 10-K for year ended December 31, 2005, Exhibit 10.1, Current Report on Form 8-K dated October 30, 2007, and Exhibit 10.2, Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 1-11083).
10.57	Boston Scientific Executive Retirement Plan, as amended (Exhibit 10.54, Annual Report on Form 10-K for year ended December 31, 2005 and Exhibit 10.5, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.58	Form of Deferred Stock Unit Agreement between James R. Tobin and the Company dated February 28, 2006, as amended (2000 Long-Term Incentive Plan) (Exhibit 10.56, Annual Report on Form 10-K for year ended December 31, 2005 and Exhibit 10.7, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).

EXHIBIT NO.	TITLE
10.59	Form of Deferred Stock Unit Agreement between James R. Tobin and the Company dated February 28, 2006, as amended (2003 Long-Term Incentive Plan) (Exhibit 10.57, Annual Report on Form 10-K for year ended December 31, 2005 and Exhibit 10.8, Current Report on Form 8-K dated December 16, 2008, File No. 1-11083).
10.60	Form of Severance Pay and Layoff Notification Plan as Amended and Restated effective as of November 1, 2007 (Exhibit 10.1, Current Report on Form 8-K dated November 1, 2007, File No. 1-11083).
10.61	Form of Offer Letter between Boston Scientific and Sam R. Leno dated April 11, 2007 (Exhibit 10.1, Current Report on Form 8-K dated May 7, 2007, File No. 1-11083).
10.62	Form of Deferred Stock Unit Award dated June 5, 2007 between Boston Scientific and Sam R. Leno (Exhibit 10.1, Quarterly Report on Form 10-Q for period ended June 30, 2007, File No. 1-11083).
10.63	Form of Non-Qualified Stock Option Agreement dated June 5, 2007 between Boston Scientific and Sam R. Leno (Exhibit 10.2, Quarterly Report on Form 10-Q dated June 30, 2007, File-No. 1-11083).
10.64	Form of Transition and Separation Agreement dated May 23, 2008 between Boston Scientific and Paul A. LaViolette (Exhibit 10.1, Current Report on Form 8-K dated May 30, 2008, File No. 1-11083).
*10.65	Form of Offer Letter between Boston Scientific and Jeffrey Capello dated May 16, 2008.
*10.66	Form of Non-Qualified Stock Option Agreement dated February 24, 2009 between Boston Scientific and James R. Tobin.
*11	Statement regarding computation of per share earnings (included in *Note O—Weighted-average Shares Outstanding* to the Company's 2008 consolidated financial statements for the year ended December 31, 2008 included in Item 8).
*12	Statement regarding computation of ratios of earnings to fixed charges.
14	Code of Conduct (Exhibit 14, Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-11083).
*21	List of the Company's subsidiaries as of February 20, 2009.
*23	Consent of Independent Registered Public Accounting Firm, Ernst & Young, LLP.
*31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Boston Scientific Corporation duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2009	By: /s/ Sam R. Leno Sam R. Leno Chief Financial Officer
Dated: February 27, 2009	By: /s/ Jeffrey D. Capello Jeffrey D. Capello Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Boston Scientific Corporation and in the capacities and on the dates indicated.

Dated: February 27, 2009	By: /s/ John E. Abele John E. Abele Director, Founder
Dated: February 27, 2009	By: /s/ Ursula M. Burns Ursula M. Burns Director
Dated: February 27, 2009	By: /s/ Nancy-Ann DeParle Nancy-Ann DeParle Director
Dated: February 27, 2009	By: /s/ J. Raymond Elliott J. Raymond Elliott Director
Dated: February 27, 2009	By: /s/ Joel L. Fleishman Joel L. Fleishman Director
Dated: February 27, 2009	By: /s/ Marye Anne Fox, Ph.D. Marye Anne Fox, Ph.D. Director
Dated: February 27, 2009	By: /s/ Ray J. Groves Ray J. Groves Director
Dated: February 27, 2009	By: /s/ Kristina M. Johnson, Ph.D. Kristina M. Johnson, Ph.D. Director
Dated: February 27, 2009	By: /s/ Ernest Mario, Ph.D. Ernest Mario, Ph.D. Director

Dated: February 27, 2009	By: /s/ N.J. Nicholas, Jr. N.J. Nicholas, Jr. Director
Dated: February 27, 2009	By: /s/ Pete M. Nicholas Pete M. Nicholas Director, Founder, Chairman of the Board
Dated: February 27, 2009	By: /s/ John E. Pepper John E. Pepper Director
Dated: February 27, 2009	By: /s/ Uwe E. Reinhardt, Ph.D. Uwe E. Reinhardt, Ph.D. Director
Dated: February 27, 2009	By: /s/ Senator Warren B. Rudman Senator Warren B. Rudman Director
Dated: February 27, 2009	By: /s/ James R. Tobin James R. Tobin Director, President and Chief Executive Officer (Principal Executive Officer)

VALUATION AND QUALIFYING ACCOUNTS (in millions)

Description	Balance Beginning of Year	Charges to Costs and Expenses	Deductions to Allowances for Uncollectible Accounts (a)	Charges to (Deductions from) Other Accounts (b)	Balance at End of Year
Year Ended December 31, 2008:					
Allowances for uncollectible accounts and sales returns and allowances	$137	$ 8	$(11)	$ (3)	$131
Year Ended December 31, 2007:					
Allowances for uncollectible accounts and sales returns and allowances	$135	15	(13)		$137
Year Ended December 31, 2006:					
Allowances for uncollectible accounts and sales returns and allowances	$ 83	27	(7)	32	$135

(a) Uncollectible amounts written off.

(b) Represents charges for sales returns and allowances, net of actual sales returns.

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (unaudited)

(in millions)	2008	2007	2006	2005	2004
Fixed charges					
Interest expense and debt issuance costs (a)	468	570	435	90	64
Interest portion of rental expense	18	14	16	13	10
Total fixed charges	486	584	451	103	74
Earnings					
(Loss) income before income taxes	(2,031)	(495)	(3,535)	891	1,494
Fixed charges per above	486	584	451	103	74
Total earnings (deficit), adjusted	(1,545)	89	(3,084)	994	1,568
Ratio of earnings to fixed charges (b)		0.15		9.65	21.19

The calculation above relates to the $3.050 billion of registered debt securities that we had outstanding at December 31, 2008, 2007 and 2006. See *Note I—Borrowings and Credit Arrangements* to our 2008 consolidated financial statements included in Item 8 of this Annual Report for further information regarding the debt securities.

(a) The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by FASB Interpretation No. 48, *Accounting for Income Taxes*.

(b) For 2008, earnings were deficient by $1.545 billion. For 2006, earnings were deficient by $3.084 billion.

List of World-wide subsidiaries of Boston Scientific as of February 20, 2009

Structure of ownership and control:

Boston Scientific wholly owns or has a majority interest in all of the below mentioned entities.

Boston Scientific Neuromodulation Corporation (Delaware)
Alfamedics NV (Belgium)
AMI Merger Corporation (Delaware)
Arter Re Insurance Company, Ltd. (Bermuda)
B.I.C. Insurance Company of Vermont, Inc. (Vermont)
BSC Capital S.à r.l. (Luxembourg)
BSC International Holding Limited (Ireland)
BSC International Medical Trading (Shanghai) Co., Ltd. (China)
BSC Portugal, Lda. (Portugal)
BSM Tip Gerecleri Limited Sirketi (Turkey)
Boston Scientific (2001) Ltd. (in liquidation) (Israel)
Boston Scientific (Malaysia) Sdn. Bhd. (Malaysia)
Boston Scientific (South Africa) (Proprietary) Limited (South Africa)
Boston Scientific (Thailand) Ltd. (Thailand)
Boston Scientific (UK) Limited (England)
Boston Scientific AG (Switzerland)
Boston Scientific Alajuela BSCA, S.R.L. (Costa Rica)
Boston Scientific Argentina S.A. (Argentina)
Boston Scientific Asia Pacific Pte. Ltd. (Singapore)
Boston Scientific B.V. (The Netherlands)
Boston Scientific Netherland B.V. (The Netherlands)
Boston Scientific Benelux NV (Belgium)
Boston Scientific Bulgaria EOOD (in liquidation) (Bulgaria)
Boston Scientific Capital (UK) (England)
Boston Scientific Capital Japan Nin-I Kumiai (Japan)
Boston Scientific Ceska repulika s.r.o. (Czech Republic)
Boston Scientific Clonmel Limited (Ireland)
Boston Scientific Colombia Limitada (Colombia)
Boston Scientific Cork Limited (Ireland)
Boston Scientific Corporation Northwest Technology Center, Inc. (Washington)
Boston Scientific Danmark ApS (Denmark)
Boston Scientific del Caribe, Inc. (Puerto Rico)
Boston Scientific Distribution Ireland Limited (Ireland)
Boston Scientific Eastern Europe B.V. (The Netherlands)
Boston Scientific Europe S.P.R.L. (Belgium)
Boston Scientific Far East B.V. (The Netherlands)
Boston Scientific Foundation, Inc. (Massachusetts)
Boston Scientific Funding LLC (Delaware)
Boston Scientific Gesellschaft m.b.H. (Austria)
Boston Scientific Glens Falls Corp. (Delaware)
Boston Scientific Hellas S.A. (Greece)
Boston Scientific Hong Kong Limited (Hong Kong)
Boston Scientific Hungary Trading Limited Liability Company (Hungary)
Boston Scientific Iberica, S.A. (Spain)
Boston Scientific International B.V. (The Netherlands)
Boston Scientific International Finance Limited (Ireland)
Boston Scientific International Holding B.V. (The Netherlands)
Boston Scientific International Holding Limited (Ireland)
Boston Scientific International Limited (Ireland)
Boston Scientific International S.A. (France)
Boston Scientific Ireland Limited (Ireland)
Boston Scientific Israel Limited (Israel)
Boston Scientific Japan K.K. (Japan)
Boston Scientific Korea Co., Ltd. (Korea)
Boston Scientific Latin America B.V. (The Netherlands)
Boston Scientific Latin America B.V. (Chile) Limitada (Chile)
Boston Scientific Lebanon SAL (Lebanon)
Boston Scientific Limited (England)
Boston Scientific Limited (Ireland)
Boston Scientific Ltd./Boston Scientific Ltee. (Canada)
Boston Scientific Medizintechnik GmbH (Germany)
Boston Scientific Miami Corporation (Florida)
Boston Scientific Middle East SAL (Offshore) (Lebanon)
Boston Scientific Mountain View Corp. (Delaware)
Boston Scientific New Zealand Limited (New Zealand)
Boston Scientific Norge AS (Norway)
Boston Scientific Sverige AB (Sweden)
Boston Scientific Panama S.A. (Panama)
Boston Scientific Philippines, Inc. (Philippines)
Boston Scientific Polska Sp. z o.o. (Poland)
Boston Scientific Pty. Ltd. (Australia)
Boston Scientific S.A. (France)
Boston Scientific S.p.A. (Italy)
Boston Scientific Scimed, Inc. (Minnesota)

Boston Scientific Suomi Oy (Finland)
Boston Scientific Technologie Zentrum GmbH (Germany)
Boston Scientific TIP Gerecleri Limited Sirketi (Turkey)
Boston Scientific Tullamore Limited (Ireland)
Boston Scientific Uruguay S.A. (Uruguay)
Boston Scientific Wayne Corporation (New Jersey)
Boston Scientific de Costa Rica S.R.L. (Costa Rica)
Boston Scientific de Mexico, S.A. de C.V. (Mexico)
Boston Scientific de Venezuela, C.A. (Venezuela)
Boston Scientific do Brasil Ltda. (Brazil)
Cardiac Pacemakers, Inc. (Minnesota)
Corvita Corporation (Florida)
Corvita Europe S.A. (Belgium)
Cryocor, Inc. (Delaware)
Cryocor GmbH, in Liquidation (Germany)
Boston Scientific Cupertino Corp. (Delaware)
EndoVascular Technologies, Inc. (Delaware)
Enteric Medical Technologies, Inc. (Delaware)
EP Technologies, Inc. (Delaware)
GCI Acquisition Corp. (Delaware)
Guidant (Thailand) Ltd. (Thailand)
Guidant Australia Pty. Ltd. (Australia)
Guidant Corporation (Indiana)
Guidant Europe NV (Belgium)
Guidant Foundation (Indiana)
Guidant France S.A.S. (France)
Guidant Group B.V. (Netherlands)
Guidant Holdings, Inc. (Indiana)
Guidant Holdings B.V. (Netherlands)
Guidant Hong Kong Limited. (Hong Kong)
Guidant India Private Limited (India)
Guidant International B.V. (Netherlands)
Guidant Intercontinental Corporation (Indiana)
Guidant Investment Corporation (California)
Guidant Limited (England)
Guidant Luxembourg S.à.r.l. (in liquidation) (Luxembourg)
Guidant Puerto Rico B.V. (Netherlands)
Guidant Sales Corporation (Indiana)
Guidant Singapore Pte. Ltd. (Singapore)
Guidant do Brasil Ltda.(in dormancy) (Brazil)
InControl Europe NV (in liquidation) (Belgium)
Intermedics, Inc. (Delaware)
InterVentional Technologies Europe Limited (Ireland)
Interventional Technologies, LLC (Delaware)
Labcoat Limited (Ireland)
Norse Ventures B.V. (The Netherlands)
Precision Vascular Systems, Inc. (Utah)
Remon Medical Technologies, Inc. (Delaware)
Remon Medical Technologies, Inc. (Israel)
Schneider (Europe) GmbH (Switzerland)
Schneider Belgium N.V. (in liquidation) (Belgium)
Schneider Puerto Rico (Delaware)
Stream Enterprises LLC (Delaware)
Target Therapeutics, Inc. (Delaware)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-111047, 333-98755, 333-76380, 333-61056, 333-61060, 333-25033, 333-25037, 333-36636, 333-134932, 333-133569, 333-131608 and 333-151280; Form S-3 Nos. 333-76346, 333-61994, 333-37255, 333-64887, 333-64991, 333-119412 and 333-132626; and Form S-4 Nos. 333-131608 and 333-22581) of Boston Scientific Corporation and where applicable, in the related Prospectuses of our reports dated February 24, 2009, with respect to consolidated financial statements and schedule of Boston Scientific Corporation, and the effectiveness of internal control over financial reporting of Boston Scientific Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

Ernst & Young LLP

Boston, Massachusetts
February 24, 2009

CERTIFICATIONS

I, James R. Tobin, certify that:

1. I have reviewed this annual report on Form 10-K of Boston Scientific Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ James R. Tobin

James R. Tobin
President and Chief Executive Officer

CERTIFICATIONS

I, Sam R. Leno, certify that:

1. I have reviewed this annual report on Form 10-K of Boston Scientific Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ Sam R. Leno

Sam R. Leno
Executive Vice President—Finance & Information Systems and
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Boston Scientific Corporation (the "Company") for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on his knowledge:

(1) the Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Boston Scientific Corporation.

By: /s/ James R. Tobin

James R. Tobin
President and Chief Executive Officer

February 27, 2009

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Boston Scientific Corporation (the "Company") for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Financial Officer of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on his knowledge:

(1) the Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Boston Scientific Corporation.

By: /s/ Sam R. Leno

Sam R. Leno
Executive Vice President—Finance & Information Systems and Chief Financial Officer

February 27, 2009

Boston Scientific

Natick, Massachusetts
March 18, 2009

Dear Boston Scientific Stockholder:

You are cordially invited to attend Boston Scientific Corporation's Annual Meeting of Stockholders to be held on Tuesday, May 5, 2009, at 10:00 a.m. Eastern Time, at the Bank of America Auditorium, 100 Federal Street, Boston, Massachusetts.

This year you are being asked to:

- elect to the Board of Directors thirteen nominees for director;
- ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2009 fiscal year; and
- transact such other business as may properly come before the Annual Meeting or any adjournment or postponement of the meeting.

These matters are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement. Our Board of Directors urges you to read the accompanying Proxy Statement and recommends that you vote "FOR" all of the director nominees and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. At the meeting, you will be provided with the opportunity to ask questions.

We are pleased to continue to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their stockholders on the Internet. We believe this e-proxy process, also known as "notice and access," expedites stockholders' receipt of proxy materials, lowers our printing and mailing costs and reduces the environmental impact of producing the materials for our Annual Meeting. On or about March 24, 2009, we will mail to our stockholders of record as of March 6, 2009 a Notice containing instructions on how to access our Proxy Statement and Annual Report on the Internet and also how to vote their shares via the Internet. If you received a Notice by mail you will not receive a printed copy of the proxy materials unless you specifically request them. Both the Notice and this Proxy Statement contain instructions on how you can request a paper copy of the Proxy Statement and Annual Report.

The Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, we request that as soon as possible, you either:

(a) vote via the Internet pursuant to the instructions provided in the Notice; or

(b) request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice, and either:

(i) complete, sign, date and return the proxy card you will receive in response to your request; or

(ii) vote via telephone (toll-free) in the United States or Canada, in accordance with the instructions on the proxy card.

Thank you for your continuing support.

Very truly yours,

Pete M. Nicholas
Chairman of the Board of Directors

Boston Scientific

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Natick, Massachusetts
March 18, 2009

The Annual Meeting of Stockholders of Boston Scientific Corporation will be held on Tuesday, May 5, 2009, at 10:00 a.m. Eastern Time, at the Bank of America Auditorium, 100 Federal Street, Boston, Massachusetts, for the following purposes:

(1) to elect thirteen directors to serve until our 2010 Annual Meeting of Stockholders;

(2) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009; and

(3) to transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Only stockholders who held shares at the close of business on March 6, 2009, are entitled to notice of and to vote at the meeting or any adjournments or postponements of the meeting.

So that your shares will be represented whether or not you attend the Annual Meeting, as soon as possible, please

(a) vote via the Internet pursuant to the instructions provided in the Notice; or

(b) request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice, and either:

(i) complete, sign, date and return the proxy card you will receive in response to your request; or

(ii) vote via telephone (toll-free) in the United States or Canada, in accordance with the instructions on the proxy card.

By Order of the Board of Directors
BOSTON SCIENTIFIC CORPORATION

Timothy A. Pratt
Secretary

[This page intentionally left blank.]

Boston Scientific

One Boston Scientific Place
Natick, Massachusetts 01760

March 18, 2009

PROXY STATEMENT
Information About The Annual Meeting and Voting

The Annual Meeting

The Annual Meeting of Stockholders of Boston Scientific Corporation will be held on Tuesday, May 5, 2009, at 10:00 a.m. Eastern Time, at the Bank of America Auditorium, 100 Federal Street, Boston, Massachusetts. At this meeting, stockholders will be asked to elect thirteen directors and ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2009 fiscal year. Management will also report on our performance during fiscal year 2008 and will respond to appropriate questions from stockholders. When used in this Proxy Statement, the terms "we," "us," "our" and "the Company" mean Boston Scientific Corporation and its divisions and subsidiaries.

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered or will deliver printed versions of these materials to you by mail, in connection with its solicitation of proxies for use at our Annual Meeting. As a stockholder of record on March 6, 2009, you are invited to attend the Annual Meeting, and are entitled to and requested to vote on the items of business described in this Proxy Statement.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of printed proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission (the SEC), we are making this Proxy Statement available to stockholders electronically via the Internet. All stockholders will be able to access this Proxy Statement on the website referred to in the Important Notice Regarding the Availability of Proxy Materials (Notice) or request to receive printed copies of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice and in this Proxy Statement. We believe that this electronic process will expedite your receipt of the proxy materials and reduce the cost and environmental impact of printing proxy materials for our Annual Meeting.

On or about March 24, 2009, we will send all stockholders of record as of March 6, 2009 a Notice instructing them as to how to receive their proxy materials via the Internet this year. The proxy materials will be available on the Internet as of March 23, 2009.

How can I electronically access the proxy materials?

Beginning March 23, 2009, you can access the proxy materials and vote your shares online at *www.proxyvote.com.* Our own website (*www.bostonscientific.com*) will also direct you to the proxy materials and website for you to vote online. The website on which you will be able to view our proxy materials, *www.proxyvote.com*, will also allow you to choose to receive future proxy materials electronically by e-mail, which will provide cost savings relating to printing and postage and reduce the environmental impact of mailing documents to you.

How can I obtain a full set of printed proxy materials?

If you prefer to receive paper copies of the proxy materials, you can still do so. You may request a paper copy of the proxy materials by (i) calling 1-800-579-1639; (ii) sending an email to *sendmaterial@proxyvote.com*; or (iii) logging onto *www.proxyvote.com.* The Notice also provides you with these instructions on how to request printed copies of the proxy materials. There is no charge to receive the materials by mail. You may request printed copies of the materials until one year after the date of the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Stockholders who held shares at the close of business on March 6, 2009, are entitled to vote at the Annual Meeting. Each share of our common stock is entitled to one vote.

What am I voting on?

You are voting on proposals to:

(1) elect thirteen directors to serve until the 2010 Annual Meeting of Stockholders; and

(2) ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

How does the Board of Directors recommend that I vote?

The Board recommends that you vote:

(1) ***FOR*** the election of each of the thirteen director nominees; and

(2) ***FOR*** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

How many shares are eligible to be voted and how many shares are required to hold the Annual Meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding on March 6, 2009, the record date, will constitute a quorum for purposes of the Annual Meeting. As of March 6, 2009, we had 1,505,973,181 shares of our common stock outstanding — each entitled to one vote at the Annual Meeting — meaning that 752,986,591 shares of common stock must be represented in person or by proxy to have a quorum. For purposes of determining whether a quorum exists, proxies received but marked "withhold" or "abstain" will be counted.

How many votes are required to approve each proposal?

(1) Under our by-laws, directors are elected by plurality vote. That means that for Proposal 1, the thirteen nominees for director named in this Proxy Statement receiving the most votes from those shares present or represented at the Annual Meeting will be elected as directors, subject to our Majority Voting policy described below. If you withhold authority for one or all nominees or abstain your vote will be counted for purposes of determining whether there is a quorum, but will not count "for" the nominee. Our Majority Voting policy requires any director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election to tender his or her resignation from the Board. The Board will then decide whether to accept the resignation (based on the recommendation of the Nominating and Governance Committee) within 90 days following certification of the stockholder vote, and will disclose its determination and its reasoning either in a press release or an SEC filing.

(2) For Proposal 2, the affirmative vote of a majority of shares participating in the voting is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. You may vote "for," "against" or "abstain." If you "abstain," it will cause your vote to be counted for the purpose of determining whether a quorum is present for conducting the Annual Meeting, but your vote will otherwise have the same effect as a vote "against."

At present, the Board knows of no matters other than these to be presented for stockholder action at the Annual Meeting.

How do I vote by proxy?

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to either

(a) vote via the Internet pursuant to the instructions provided in the Notice; or

(b) request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice; and either

  (i) complete, sign, date and return the proxy card you will receive in response to your request; or

  (ii) vote via telephone (toll-free) in the United States or Canada, in accordance with the instructions on the proxy card.

If you vote by mail, no postage is required if your proxy card is mailed in the United States.

If you properly vote pursuant to the instructions provided in the Notice or properly complete and deliver your proxy card (whether electronically, by mail or by telephone) and our inspector of elections receives your instructions in time to vote at the meeting, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you vote but do not make specific choices, your proxy will vote your shares as recommended by the Board. If any other matter is properly presented at the meeting or if the meeting is to be postponed or adjourned, your proxy will vote your shares in accordance with his or her discretion. At present, the Board knows of no other business that is intended to be brought before or acted upon at this Annual Meeting.

How do I vote if my shares are held by my broker?

If your shares are held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of your shares which are held in "street name." If you hold your shares in street name, you received the Notice or the proxy materials from your brokerage firm, bank, dealer or other similar organization rather than from us. The organization holding your shares is considered the stockholder of record for your shares for the purpose of voting at the Annual Meeting. However, as the beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. If you hold your shares in street name, follow the instructions on the Notice or Voting Instruction Form you received in order to vote your shares. If you intend to vote your shares in person at the Annual Meeting, you must obtain a legal proxy from the organization that holds your shares and bring the legal proxy with you to the Annual Meeting.

What discretion does my broker have to vote my shares held in "street name?"

At this time, New York Stock Exchange (NYSE) rules allow your broker to vote your shares in their discretion on "routine" proposals when they have not received instructions from the beneficial owner of the shares at least ten days prior to the Annual Meeting. We believe the election of directors and ratification of the selection of our independent registered public accounting firm are routine matters.

How do I vote my 401(k) and GESOP shares?

If you participate in the Boston Scientific Corporation 401(k) Retirement Savings Plan (401(k) Plan) or in our Global Employee Stock Ownership Plan (GESOP) you will receive a single Notice that covers all shares credited to your plan account(s) and shares that you own of record that are registered in the same name. If your plan accounts are not registered in the same name as your shares of record, you will receive separate Notices for your record and plan holdings. You may vote your shares via the Internet by logging onto *www.proxyvote.com* or telephone by calling 1-800-690-6903. Your vote will serve to instruct the trustees and fiduciaries of our 401(k) Plan and GESOP how to vote any Boston Scientific shares held in these plans on your behalf. The 401(k) Plan and GESOP trustees and fiduciaries may vote at their discretion shares for which timely instructions are not received.

What happens if I vote but forget to indicate how I want my shares voted on one of the proposals?

If you sign, date and return your proxy and do not mark how you want to vote, your proxy will be counted as a vote "FOR" all of the nominees for directors and "FOR" the ratification of our independent registered public accounting firm, Ernst & Young LLP.

Can I change my vote or revoke my proxy after I have already voted or given my proxy?

Yes. If you own your shares directly, you may change your vote or revoke your proxy at any time before the proxy is exercised at the Annual Meeting. To change your vote, you may:

- mail a written notice "revoking" your earlier vote to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717;
- submit to Broadridge a properly completed and signed proxy card with a later date;
- vote again telephonically or electronically (available until 11:59 p.m. Eastern Time on May 4, 2009); or
- vote in person at the Annual Meeting.

Your last dated proxy received prior to the Annual Meeting or vote cast will be counted.

If you own your shares through a broker, please contact your broker for instructions on changing your vote or revoking your proxy.

Can I vote in person at the meeting?

Yes. If you are the registered holder of the shares, you can vote in person by coming to the Annual Meeting and we will give you a ballot or a new proxy card when you arrive. However, if you hold your shares in street name or you are a representative of an institutional stockholder, you must bring a legal proxy from the organization that is the registered holder of the shares authorizing you to vote the shares you intend to vote at the Annual Meeting.

What do I need to do if I plan to attend the meeting in person?

If you plan to attend the Annual Meeting in person, you must provide proper identification. If you own your shares in street name, such as in the name of a bank or broker, you must bring an account statement or letter from the broker or bank indicating that you were the beneficial owner of the shares on March 6, 2009. If you own your shares in street name and plan to vote the shares at the meeting, please refer to the question "Can I vote in person at the meeting?" above. Please bring proper identification to the Annual Meeting. Please see our website, *www.bostonscientific.com*, for directions to the Annual Meeting.

Who will count the votes?

Broadridge Financial Solutions, Inc. has been engaged as our independent agent to tabulate stockholder votes and act as Inspector of Election for the meeting.

What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled Annual Meeting. You will still be able to change or revoke your proxy until it is voted.

How are votes counted?

If you are the registered holder of your shares and complete the proxy card and submit your proxy, the persons named as proxies will follow your instructions. If you submit a proxy card but do not fill out the voting instructions on the proxy card, the persons named as proxies will vote your shares "FOR" both proposals set forth in this proxy statement and in accordance with the discretion of the persons appointed as proxies on your proxy card on all other matters properly presented at the Annual Meeting.

Is voting confidential?

Yes. We will treat proxy cards, ballots and voting tabulations as confidential. Generally, only the inspectors of election and certain employees associated with processing proxy cards, counting the vote or administering the meeting have access to these documents.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting and final results will be published on our website shortly after the Annual Meeting. Final results will also be published in our quarterly report on Form 10-Q for the second quarter ended June 30, 2009, which will be filed with the SEC.

Who is soliciting my vote pursuant to this proxy statement?

Our Board of Directors is soliciting your vote.

Who pays the cost of this proxy solicitation?

We will pay the costs of this solicitation. Our employees may solicit proxies on behalf of the Board chiefly by mail and via the Internet pursuant to the e-proxy rules, but additional solicitations may be made in person, by electronic delivery, the Internet, telephone, facsimile or other media. No additional compensation will be paid to our directors, officers or other employees in connection with this solicitation. We may enlist the assistance of brokerage houses, fiduciaries, custodians and other third parties in soliciting proxies. All solicitation expenses, including costs of preparing, assembling and mailing proxy material, will be borne by us. We will, upon request, reimburse brokerage firms and others for their reasonable expenses incurred for forwarding solicitation material to beneficial holders of stock.

Is there a list of stockholders entitled to vote at the Annual Meeting?

A list of stockholders entitled to vote at the Annual Meeting will be available at the meeting and for ten days prior to the meeting, between the hours of 8:30 a.m. and 5:00 p.m. Eastern Time, at our offices at One Boston Scientific Place, Natick, Massachusetts. If you would like to view the stockholder list, please contact our Secretary to schedule an appointment.

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about March 24, 2009, we will mail to our stockholders (other than those who previously requested electronic or paper delivery) an Important Notice Regarding the Availability of Proxy Materials (Notice) containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice and this Proxy Statement. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail until you elect otherwise. If you have previously elected to receive printed proxy materials, you will continue to receive these materials in paper format until you elect otherwise.

PROPOSALS TO BE VOTED UPON

Proposal 1: Election of Directors.

On March 2, 2009, we announced that Joel L. Fleishman will retire from our Board at this Annual Meeting after 17 years of distinguished service. Boston Scientific has been fortunate to have his guidance, judgment and counsel over the years. We are deeply grateful and appreciate Mr. Fleishman's exceptional service and many contributions to our Company. Also on March 2, 2009, we announced that our Board elected John E. Sununu to serve as a director effective April 1, 2009 for a term expiring at this Annual Meeting. In addition, we announced the resignation of Nancy-Ann DeParle effective March 4, 2009 from our Board in connection with her appointment as Counselor to the President and Director of the White House Office for Health Reform. Ms. DeParle joined Boston Scientific following our acquisition of Guidant Corporation. She has been a valuable member of our Board and we are deeply grateful for her service and many contributions to our Company. On March 9, 2009, J. Raymond Elliott informed our Chairman of the Board that he had decided not to stand for re-election to our Board for 2009. We sincerely appreciate the service and contributions he has made to our Board during his tenure. In light of the departures of Mr. Fleishman, Ms. DeParle and Mr. Elliott and the election of Mr. Sununu, our Board is expected to consist of thirteen members as of the date of this Annual Meeting.

Our Board, upon the recommendation of our Nominating and Governance Committee, nominated thirteen directors to be elected at this Annual Meeting for a one-year term and to hold office until the 2010 Annual Meeting of Stockholders and until their successors have been elected and qualified. The thirteen nominees for election at this Annual Meeting are currently members of the Board and are: John E. Abele, Ursula M. Burns, Marye Anne Fox, Ray J. Groves, Kristina M. Johnson, Ernest Mario, N.J. Nicholas, Jr., Pete M. Nicholas, John E. Pepper, Uwe Reinhardt, Warren B. Rudman, John E. Sununu and James R. Tobin. On March 12, 2009, President Barack Obama announced his intent to nominate Kristina M. Johnson for the post of Under Secretary of Energy. If Dr. Johnson's nomination is confirmed, we anticipate that she will tender her resignation from our Board.

Except as stated above, we know of no reason why any of the nominees would be unable to serve as a director. However, should such a situation arise, the Board may designate a substitute nominee or, alternatively, reduce the number of directors to be elected. If a substitute nominee is selected, the persons named as proxies will vote for that substitute nominee. Any vacancies not filled at the Annual Meeting may be filled by the Board.

John E. Abele
Age 72
Director Since 1979

John Abele, our co-founder, has been a Director of Boston Scientific since 1979. Mr. Abele was our Treasurer from 1979 to 1992, our Co-Chairman from 1979 to 1995 and our Vice Chairman and Founder, Office of the Chairman from February 1995 to March 1996. Mr. Abele is also the owner of The Kingbridge Centre and Institute, a 120-room conference center in Ontario that provides special services and research to businesses, academia and government. He was President of Medi-tech, Inc. from 1970 to 1983, and prior to that served in sales, technical and general management positions for Advanced Instruments, Inc. Mr. Abele is the Chairman of the Board of the F.I.R.S.T. (For Inspiration and Recognition of Science and Technology) Foundation and is also a member of numerous not-for-profit boards. He is a member of the President's Council of Olin College and Trustee Emeritus of Amherst College. Mr. Abele received a B.A. degree from Amherst College.

Ursula M. Burns
Age 50
Director Since 2002

Ursula Burns has been a Director of Boston Scientific since 2002. Ms. Burns is President of Xerox Corporation. She joined Xerox in 1980, subsequently advancing through several engineering and management positions. Ms. Burns served as Vice President and General Manager, Departmental Business Unit from 1997 to 1999, Senior Vice President, Worldwide Manufacturing and Supply Chain Services from 1999 to 2000, Senior Vice President, Corporate Strategic Services from 2000 to 2001, President of Document Systems and Solutions Group from 2001 to 2003 and President of Business Group Operations and Corporate Senior Vice

President until her most recent appointment in April 2007. She serves on the boards of directors of Xerox Corporation and American Express Corporation, as well as the F.I.R.S.T. (For Inspiration and Recognition of Science and Technology) Foundation, CASA National Center on Addiction and Substance Abuse at Columbia University and the National Academy Foundation. She is also a Trustee of The MIT Corporation and the University of Rochester and is a member of the Board of Directors of the U.S. Olympic Committee. Ms. Burns earned a B.S. degree from Polytechnic Institute of New York and an M.S. degree in mechanical engineering from Columbia University.

Marye Anne Fox
Age 61
Director Since 2001

Marye Anne Fox has been a Director of Boston Scientific since 2001. Dr. Fox has been Chancellor of the University of California, San Diego and Distinguished Professor of Chemistry since August 2004. Prior to that, she served as Chancellor of North Carolina State University and Distinguished University Professor of Chemistry from 1998 to 2004. From 1976 to 1998, she was a member of the faculty at the University of Texas, where she taught chemistry and held the Waggoner Regents Chair in Chemistry from 1991 to 1998. She served as the University's Vice President for Research from 1994 to 1998. Dr. Fox has served as the Co-Chair of the National Academy of Sciences' Government-University-Industry Research Roundtable, Vice Chair of the National Science Board, and served on President Bush's Council of Advisors on Science and Technology. She also serves on the boards of a number of other scientific, technological and civic organizations, and is a member of the boards of directors of Red Hat Corp., W.R. Grace Co. and the Camille and Henry Dreyfus Foundation. She has been honored by a wide range of educational and professional organizations, and has authored more than 350 publications, including five books. Dr. Fox holds a B.S. in Chemistry from Notre Dame College, an M.S. in Organic Chemistry from Cleveland State University, and a Ph.D. in Organic Chemistry from Dartmouth College.

Ray J. Groves
Age 73
Director Since 1999

Ray Groves has been a Director of Boston Scientific since 1999. Effective February 16, 2009, Mr. Groves became the Ombudsman for Standard & Poor's. From 2001 to 2005, Mr. Groves served in various roles at Marsh Inc., including President, Chairman and Senior Advisor, and is a former member of the board of directors of its parent company, Marsh & McLennan Companies, Inc. He served as Chairman of Legg Mason Merchant Banking, Inc. from 1995 to 2001. Mr. Groves served as Chairman and Chief Executive Officer of Ernst & Young for 17 years until his retirement in 1994. He currently serves as a member of the boards of directors of the Colorado Physicians Insurance Company and Group Ark Insurance Holdings, Ltd. He is a member of the Council on Foreign Relations and is a former member of the Board of Governors of the American Stock Exchange and the National Association of Securities Dealers. Mr. Groves is former Chairman of the Board of Directors of the American Institute of Certified Public Accountants. He is a director of Nursing and Home Care, Inc., a member and former Chair of the Board of Directors of The Ohio State University Foundation and a member of the Dean's Advisory Council of the Fisher College of Business. He is a former member of the Board of Overseers of The Wharton School of the University of Pennsylvania and served as the Chairman of its Center for the Study of the Service Sector. Mr. Groves is an advisory director of the Metropolitan Opera Association and a director of the Collegiate Chorale. Mr. Groves received a B.S. degree from The Ohio State University.

Kristina M. Johnson
Age 51
Director Since 2006

Kristina Johnson has been a Director since April 2006. Dr. Johnson is Provost and Senior Vice President of Academic Affairs at The Johns Hopkins University. Until September 2007, she was Dean of the Pratt School of Engineering at Duke University, a position she had held since July 1999. Previously she served as a professor in the Electrical and Computer Engineering Department, University of Colorado and as director of the National Science Foundation Engineering Research Center for Optoelectronics Computing Systems at the University of Colorado, Boulder. Dr. Johnson is a co-founder of the Colorado Advanced Technology Institute

Center of Excellence in Optoelectronics and serves as a director of Minerals Technologies, Inc., AES Corporation and Nortel Corporation. Dr. Johnson is also Chair of the Board of Directors of Jhpiego, an international non-profit health organization affiliated with Johns Hopkins University, SparkIP and Center Stage, the Baltimore Theatre. Dr. Johnson was a Fulbright Faculty Scholar in the Department of Electrical Engineering at the University of Edinburgh, Scotland and a NATO Post-Doctoral Fellow at Trinity College, Dublin, Ireland. Dr. Johnson received her B.S., M.S. and Ph.D. degrees in electrical engineering from Stanford University.

Ernest Mario
Age 70
Director Since 2001

Ernest Mario has been a Director of Boston Scientific since 2001 and is currently the Chairman and Chief Executive Officer of Capnia, Inc. From 2003 to July 2007, Dr. Mario was Chairman of Reliant Pharmaceuticals. From 2003 to 2006, he was also the chief executive officer of Reliant Pharmaceuticals. Prior to joining Reliant Pharmaceuticals in April 2003, he was the Chairman of IntraBiotics Pharmaceuticals, Inc. from April 2002 to April 2003. Dr. Mario also served as Chairman and Chief Executive Officer of Apothogen, Inc., a pharmaceutical company, from January 2002 to April 2002 when Apothogen was acquired by IntraBiotics. Dr. Mario served as the Chief Executive of Glaxo Holdings plc from 1989 until March 1993 and as Deputy Chairman and Chief Executive from January 1992 until March 1993. From 1993 to 1997, Dr. Mario served as Co-Chairman and Chief Executive Officer of ALZA Corporation, a research based pharmaceutical company with leading drug delivery technologies, and as its Chairman and Chief Executive Officer from 1997 to 2001. Dr. Mario presently serves on the boards of directors of Maxygen, Inc., Pharmaceutical Product Development, Inc., Avid Radiopharmaceuticals, Inc. and Celgene Corporation. He was a Trustee of Duke University from 1988 to June 2007 and in July 2007 he retired as Chairman of the Board of the Duke University Health System which he chaired from its inception in 1996. He is a past Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Maryland, the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario holds a B.S. in Pharmacy from Rutgers, and an M.S. and a Ph.D. in Physical Sciences from the University of Rhode Island.

N.J. Nicholas, Jr.
Age 69
Director Since 1994

N.J. Nicholas, Jr. has been a Director of Boston Scientific since 1994 and is a private investor. Previously, he served as President of Time, Inc. from September 1986 to May 1990 and Co-Chief Executive Officer of Time Warner, Inc. from May 1990 until February 1992. Mr. Nicholas is a director of Xerox Corporation and Time Warner Cable, Inc. He has served as a member of the President's Advisory Committee for Trade Policy and Negotiations and the President's Commission on Environmental Quality. Mr. Nicholas is Chairman of the Board of Trustees of the Environmental Defense Fund and a member of the Council of Foreign Relations. Mr. Nicholas received an A.B. degree from Princeton University and a M.B.A. degree from Harvard Business School. He is the brother of Pete M. Nicholas, Chairman of the Board.

Pete M. Nicholas
Age 67
Director Since 1979

Pete Nicholas, our co-founder, has been Chairman of the Board since 1995. He has been a Director since 1979 and served as our Chief Executive Officer from 1979 to March 1999 and Co-Chairman of the Board from 1979 to 1995. Prior to joining Boston Scientific, he was corporate director of marketing and general manager of the Medical Products Division at Millipore Corporation, a medical device company, and served in various sales, marketing and general management positions at Eli Lilly and Company. He is currently Chairman Emeritus of the Board of Trustees of Duke University. Mr. Nicholas is also a Fellow of the American Academy of Arts and Sciences and Vice Chairman of the Trust for that organization. He also serves on several for profit and not-for-profit boards including CEOs for Fundamental Change in Education and the Boys and Girls Club of Boston. After college, Mr. Nicholas served as an officer in the U.S. Navy, resigning his commission as lieutenant in 1966. Mr. Nicholas received a B.A. degree from Duke University, and a M.B.A. degree from The Wharton School of the University of Pennsylvania. He is the brother of N.J. Nicholas, Jr., one of our directors.

John E. Pepper
Age 70
Director Since 2003

John Pepper has been a Director of Boston Scientific since 2003 and he previously served as a director of Boston Scientific from November 1999 to May 2001. Mr. Pepper has been Chairman of the Board of Directors of the Walt Disney Company since January 2007. He is also a Co-Chair of the Board of Directors of the National Underground Railroad Freedom Center and served as its Chief Executive Officer until May 2007. Previously he served as Vice President for Finance and Administration of Yale University from January 2004 to December 2005. He served as Chairman of the Executive Committee of the Board of Directors of The Procter & Gamble Company until December 2003. Since 1963, he has served in various positions at Procter & Gamble, including Chairman of the Board from 2000 to 2002, Chief Executive Officer and Chairman from 1995 to 1999, President from 1986 to 1995 and Director since 1984. He is a member of the Executive Committee of the Cincinnati Youth Collaborative. Mr. Pepper graduated from Yale University in 1960 and holds honorary doctoral degrees from Yale University, The Ohio State University, Xavier University, University of Cincinnati, Mount St. Joseph College and St. Petersburg University (Russia).

Uwe E. Reinhardt
Age 71
Director Since 2002

Uwe Reinhardt has been a Director of Boston Scientific since 2002. Dr. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs at Princeton University, where he has taught since 1968. Dr. Reinhardt is a senior associate of the University of Cambridge, England and serves as a Trustee of the Duke University Health System, H&Q Healthcare Investors, H&Q Life Sciences Investors and Hambrecht & Quist Capital Management LLC. He is the Commissioner of the Kaiser Family Foundation Commission on Medicaid and the Uninsured and a member of the boards of directors of Amerigroup Corporation and Legacy Hospital Partners, Inc. Dr. Reinhardt received a Bachelor of Commerce degree from the University of Saskatchewan, Canada and a Ph.D. in Economics from Yale University.

Warren B. Rudman
Age 78
Director Since 1999

Senator Warren Rudman has been a Director of Boston Scientific since 1999. Senator Rudman is Co-Chairman of Stonebridge International, LLC and has been Of Counsel to the international law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP since January 2003. Previously, he was a partner of the firm since 1992. Prior to joining the firm, he served two terms as a U.S. Senator from New Hampshire from 1980 to 1992. He serves on the boards of directors of several funds managed by the Dreyfus Corporation. Senator Rudman is Vice Chairman of the International Advisory Board of D.B. Zwirn + Co. and a member of the External Advisory Council of BP America Inc. He is the founding co-chairman of the Concord Coalition. Senator Rudman received a B.S. from Syracuse University and an LL.B. from Boston College Law School and served in the U.S. Army during the Korean War.

John E. Sununu
Age 44
Director Since 2009

John Sununu will become a Director effective April 1, 2009. For the past six years Mr. Sununu served as a U.S. Senator from New Hampshire. He was a member of the Committees on Banking, Commerce, Finance and Foreign Relations, and he was appointed the Congressional Representative to the United Nations General Assembly. Before his election to the Senate, Mr. Sununu served three terms as a Member of the U.S. House of Representatives from New Hampshire's 1st District. He was Vice Chairman of the Budget Committee and a member of the Appropriations Committee. During his 12 years in Congress, he drafted and helped pass several important pieces of legislation, including the Internet Tax Freedom Act, the Survivors Benefit Act and the New England Wilderness Act. Prior to serving in Congress, Mr. Sununu served as Chief Financial Officer for Teletrol Systems, a manufacturer of building control systems. He holds B.S. and M.S. degrees in Mechanical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

James R. Tobin
Age 64
Director Since 1999

James Tobin is our President and Chief Executive Officer and also serves as a Director. Prior to joining Boston Scientific in March 1999, Mr. Tobin served as President and Chief Executive Officer of Biogen, Inc. from 1997 to 1998 and Chief Operating Officer of Biogen from 1994 to 1997. From 1972 to 1994, Mr. Tobin served in a variety of executive positions with Baxter International, including President and Chief Operating Officer from 1992 to 1994. Previously at Baxter, he served as Managing Director in Japan, Managing Director in Spain, President of Baxter's I.V. Systems Group and Executive Vice President. Mr. Tobin currently serves on the boards of directors of Curis, Inc. and Applera Corporation. Mr. Tobin holds an A.B. from Harvard College and an M.B.A. from Harvard Business School. Mr. Tobin served in the U.S. Navy from 1968 to 1972 where he achieved the rank of lieutenant.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL THIRTEEN OF THESE NOMINEES FOR DIRECTOR.

CORPORATE GOVERNANCE

Our Board has established a Corporate Governance Manual to guide the operation and direction of the Board and its committees. The Corporate Governance Manual consists of our Corporate Governance Guidelines, charters for the standing committees of the Board and our Code of Conduct. Current copies of our Corporate Governance Guidelines, committee charters and Code of Conduct are available on our website at *www.bostonscientific.com* and may also be obtained free of charge by written request to: Investor Relations, One Boston Scientific Place, Natick, MA 01760-1537.

Director Independence

Our Corporate Governance Guidelines require that a significant majority of the Board be independent. Our common stock is listed on the New York Stock Exchange (NYSE). To be considered independent under the NYSE rules, the Board must affirmatively determine that a director does not have a direct or indirect material relationship with the Company. In addition, a director is not independent if:

- The director is, or has been within the last three years, an employee of the Company or if the director has an immediate family member who is, or has been within the last three years, an executive officer of the Company.
- The director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- (A) The director or the director's immediate family member is a current partner of the Company's independent registered public accounting firm; (B) the director is a current employee of the Company's independent registered public accounting firm; (C) the director has an immediate family member who is a current employee of the Company's independent registered public accounting firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or the director's immediate family member was within the last three years (but is no longer) a partner or employee of the Company's independent registered public accounting firm and personally worked on the Company's audit within that time.
- The director or the director's immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers serve or served at the same time on that other company's compensation committee.
- The director is a current employee, or the director's immediate family member is a current executive officer, of a company that has made payments to or received payments from the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

The Board also has established the following categorical standards, which can be found in our Corporate Governance Guidelines, to assist it in determining director independence in accordance with the NYSE rules:

- *Commercial Relationships.* The following commercial relationships are not considered material relationships that would impair a director's independence: (i) if a director of the Company is an executive officer or an employee of, or an immediate family member of a director is an executive officer of, another company that does business with the Company and the annual sales to, or purchases from, the Company are less than 1% of the annual revenues of such other company, and (ii) if a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than 2% of the total consolidated assets of the company for which he or she serves as an executive officer.

- *Charitable Relationships.* The following charitable relationship will not be considered a material relationship that would impair a director's independence: if a director, or an immediate family member of the director, serves as an executive officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to that charitable organization in any single fiscal year are less than 1% (or $500,000, whichever is less) of that charitable organization's annual consolidated gross revenues.
- *Personal Relationships.* The following personal relationship will not be considered to be a material relationship that would impair a director's independence: if a director, or immediate family member of the director, receives from, or provides to, the Company products or services in the ordinary course and on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

For relationships not qualifying within the foregoing guidelines, the determination of whether the relationship is material, and therefore whether the director is independent, shall be made by the directors who satisfy the foregoing independence guidelines. For purposes of these guidelines, "immediate family member" has the meaning defined in the NYSE rules. The Board monitors its compliance with the NYSE requirements for director independence on an ongoing basis.

In accordance with current NYSE rules and our own categorical standards of independence, the Board has determined that the following non-employee directors and director nominee standing for election at this Annual Meeting are deemed "independent" and have no direct or indirect material relationship with Boston Scientific, except as a director and stockholder: Ursula Burns, Marye Anne Fox, Ray Groves, Kristina Johnson, Ernest Mario, John Pepper, Uwe Reinhardt, Warren Rudman and John Sununu. The Board also determined that Joel Fleishman and Nancy-Ann DeParle were also deemed "independent" and have no direct or indirect material relationship with Boston Scientific. As of March 1, 2009, 11 out of 15 members of the Board are independent, and following our Annual Meeting, if elected, 10 out of the 13 members of our Board will be independent. The Board has determined that James Tobin, our President and CEO, is not independent because he is an employee of Boston Scientific; Pete Nicholas and John Abele are not independent because they were employees of Boston Scientific until May 2005; and N.J. Nicholas, Jr. is not independent because he is the brother of Pete Nicholas, who received more than $120,000 in direct compensation from Boston Scientific while he was an employee. The Board reviewed Boston Scientific's relationship with Xerox Corporation (of which Ursula Burns is an executive officer), The Johns Hopkins University (of which Kristina Johnson is Provost), Princeton University (at which Uwe Reinhardt is a professor) and the University of California at San Diego (at which Marye Anne Fox is Chancellor), and in each case, determined that those relationships fall below our categorical standards for commercial relationships, were established in the ordinary course of business on an arms-length basis and are not material to Boston Scientific, those individuals or those organizations.

Nominations for Directors

Our Nominating and Governance Committee is responsible for identifying and recommending nominees for election to the Board. The Nominating and Governance Committee believes that all director nominees must, at a minimum, meet the general criteria outlined in our Corporate Governance Guidelines (which are available on our website at *www.bostonscientific.com*).

Generally, directors should be individuals who have succeeded in their particular field and who demonstrate integrity, reliability, knowledge of corporate affairs and an ability to work well with others. Directors should also satisfy at least one of the following criteria:

- demonstrated management ability at senior levels in successful organizations;
- current or recent employment in positions of significant responsibility and decision making;
- expertise in leading rapidly growing multi-national organizations; or
- current and prior experience related to anticipated board and committee responsibilities in other areas of importance to the Company.

The qualifications of candidates recommended by stockholders will be reviewed and considered by the Nominating and Governance Committee with the same degree of care and consideration as candidates for nomination to the Board submitted by Board members and our Chief Executive Officer. Under the advance notice provisions of our Bylaws, director nominations and proposals to bring any other business before the 2010 Annual Meeting of Stockholders by our stockholders must be received by our Secretary at our principal executive offices on or before November 25, 2009. Director nominations by our stockholders must also satisfy the other procedures set forth in the advance notice provision of our Bylaws. Please address your director recommendation or nomination to our Secretary at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537.

Communications With the Board

Stockholders and other interested parties who wish to communicate directly with any member of our Board, or our non-management directors as a group, may do so by writing to the Board of Directors, Boston Scientific Corporation, c/o General Counsel, One Boston Scientific Place, Natick, MA 01760-1537 or by contacting the non-management directors via email at non-managementdirector@bsci.com. In addition, stockholders and other interested parties may contact the chairperson of each committee at the following email addresses: AuditCommittee@bsci.com, FinanceCommittee@bsci.com, NominatingandGovernanceCommittee@bsci.com, QualityCommittee@bsci.com, CompensationCommittee@bsci.com and LegalAffairsCommittee@bsci.com. The Board has authorized the office of our General Counsel to review and organize, but not screen communications from stockholders and/or interested parties and deliver them to the Board. We do screen commercial solicitations to the Board for appropriateness.

Board Service Limitation

Without the approval of the Nominating and Governance Committee, no director may sit on more than four public company boards (including our Board) and the CEO may not sit on more than one public company board (in addition to our Board).

Arrangements for the Election of Directors

We do not have any current arrangements relating to the election of directors to our Board.

Separation of Chairman and Chief Executive Officer

We separate the roles of Chairman of the Board and Chief Executive Officer. Our Chairman is Pete Nicholas and our Chief Executive Officer is James Tobin.

Related Party Transactions

Our Board has adopted a written related party transaction policy to monitor transactions, arrangements or relationships in which Boston Scientific and any of the following have an interest: an executive officer or director, an immediate family member of an executive officer or director, a person or entity holding more than a 5% beneficial interest in our common stock, or any entity in which any of the foregoing persons is employed, is a principal, or has a 10% or greater beneficial ownership interest. The policy covers any related party transaction that meets the minimum threshold for disclosure under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Our General Counsel is responsible for identifying any potential related party transactions and, if he determines that the existing or proposed transaction constitutes a related party transaction under the policy, he will provide relevant details and an analysis of the related party transaction to the Audit Committee. The General Counsel will provide an annual summary to the Audit Committee of all transactions or relationships which he considered under this policy, including those that he determined do not constitute a related party transaction. If the General Counsel has an interest in a potential related party transaction, he will provide all relevant information to our Chief Executive Officer or his designee, who will review with counsel to determine whether the proposed transaction is a related party transaction. The Chief Executive Officer or his designee will present the information to the Audit Committee that would otherwise be provided by the General Counsel. The Audit Committee reviews relevant information concerning any existing or proposed transaction contemplated by the Company with an entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions or additional protections for the Company. Our related party transactions policy can be found in our Corporate Governance Guidelines posted on our website.

Several of our directors are affiliated with Duke University. Ernest Mario was Chairman of the Board of the Duke University Health System until July 2007. Pete Nicholas received his B.A. degree from Duke University and is Chairman Emeritus of the Board of Trustees of Duke University. Uwe Reinhardt is a Trustee of the Duke University Health System and was a Trustee of Duke University. Kristina Johnson was the Dean of the Pratt School of Engineering at Duke University until September 2007. We also conduct business in the ordinary course with the medical center and other healthcare facilities at Duke University. The Board reviewed these relationships and determined that they were established in the ordinary course of business on an arms-length basis and are not material to Boston Scientific, Duke University or the listed directors.

From time to time, our directors or executive officers may invest in venture funds in which we are also an investor. These venture funds are generally managed by unaffiliated third parties. Our decisions, and the decisions of our directors and officers, to invest in these ventures are made independently of each other.

MEETINGS AND BOARD COMMITTEES

Board Meetings

The Board met six times in fiscal year 2008. Each director attended at least 75% of the meetings of the Board and of the committees on which he or she served, with the exception of Kristina Johnson due to prior commitments related to her primary occupation.

Executive Sessions

The non-management directors or independent directors meet in executive sessions without management directors at most of our regularly scheduled Board meetings and at such other times as they deem appropriate but, in any event, at least once annually. The chairperson of the Nominating and Governance Committee presides at executive sessions of non-management directors, and in his or her absence, the chairperson of the Audit Committee will preside, and in his or her absence, the chairperson of the Executive Compensation and Human Resources Committee will preside.

Director Attendance at Board, Board Committee and Annual Meetings

Directors are expected to prepare for and use reasonable efforts to participate in all Board meetings and meetings of the committees on which they serve. The Board and each committee will meet as frequently as necessary to properly discharge their responsibilities, provided that the full Board will meet at least four times per year. Generally, the Board meets in February, May, July, October and December. In addition, directors are expected to use reasonable efforts to attend Annual Meetings of Stockholders. At our 2008 Annual Meeting, twelve out of fifteen of our then current directors were in attendance.

Committees of the Board

Our Board has standing Audit, Executive Compensation and Human Resources, Nominating and Governance, Finance, Compliance and Quality Committees, and a Committee on Legal Affairs. The Nominating and Governance Committee has initiated a review of the number of and allocation of responsibilities among the committees of our Board. Upon the recommendation of the Nominating and Governance Committee, effective May 6, 2009, our Board resolved to dissolve the Committee on Legal Affairs as a standing committee of the Board, and the oversight and responsibilities of this committee will be addressed by the full Board and other standing committees of the Board. Our Board also establishes special committees from time to time. The charters of the current standing committees of the Board are available on our website at *www.bostonscientific.com.*

Committee Independence

All of the members of the Audit Committee, Executive Compensation and Human Resources Committee, Nominating and Governance Committee, Compliance and Quality Committee, and Committee on Legal Affairs are independent directors under the criteria for independence requirements of the NYSE and the SEC and under our categorical standards of independence. A significant majority of the members of the Finance Committee are independent directors.

BOARD COMMITTEE MEMBERSHIP
As of March 6, 2009

Name	Audit Committee	Executive Compensation and Human Resources Committee(1)	Nominating and Governance Committee	Finance Committee	Compliance and Quality Committee	Committee on Legal Affairs
John E. Abele						
Ursula M. Burns					+	
J. Raymond Elliott(2)	+			*	*	
Joel L. Fleishman(3)	*		*			*
Marye Anne Fox	*			*		
Ray J. Groves		*	+			*
Kristina M. Johnson		*		*		*
Ernest Mario	*			+	*	
N.J. Nicholas, Jr.				*		
John E. Pepper		*	*			
Uwe E. Reinhardt	*		*		*	
Warren B. Rudman		+				+
John E. Sununu(4)						
James R. Tobin				*		

* Committee Member

\+ Committee Chair

(1) Effective May 6, 2009, Dr. Mario will become the Chair of the Executive Compensation and Human Resources Committee.

(2) Effective January 1, 2009, Mr. Elliott became the Chair of the Audit Committee. On March 9, 2009, Mr. Elliott informed our Chairman of the Board that he had decided not to stand for re-election to our Board in 2009.

(3) Effective at the conclusion of this Annual Meeting on May 5, 2009, Mr. Fleishman will be retired from our Board.

(4) As of March 6, 2009, Mr. Sununu has not yet been assigned to any standing committee of the Board.

Audit Committee

Our Audit Committee met 11 times during fiscal year 2008. The Board has determined that our Audit Committee is comprised exclusively of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. The Board has also determined that each of Raymond Elliott, Ernest Mario and Uwe Reinhardt is an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC for purposes of Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Reinhardt is an "audit committee financial expert" by virtue of having taught financial accounting for over 30 years at Princeton University.

The Audit Committee is governed by a written charter approved by our Board, which is subject to review on an annual basis. As outlined in its written charter, the primary purpose of the Audit Committee is to provide oversight to our accounting and financial reporting processes and audits of our financial statements. The Audit Committee primarily provides assistance to our Board in the areas of corporate accounting, internal control, independent audit and reporting practices, and maintains, by way of regularly scheduled meetings, a direct line of communication among our directors, management, our internal auditors and our independent registered public accounting firm. The Audit Committee appoints our independent registered public accounting firm, evaluates their qualifications, independence and performance, and reviews their reports and other services. In addition, the Audit Committee pre-approves audit, audit-related and non-audit services performed for us by our independent registered public accounting firm and has the right to terminate our independent registered public accounting firm. It is also responsible for monitoring our adherence to established legal and regulatory requirements, corporate policies, including our related party transactions policy, and compliance and integrity programs and practices. The Audit Committee Report can be found on page 75 of this Proxy Statement.

Executive Compensation and Human Resources Committee

Our Executive Compensation and Human Resources Committee (the Compensation Committee) met six times during fiscal year 2008. The Compensation Committee is comprised of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. In May 2008, John Pepper joined the Committee when Nancy-Ann DeParle and Ursula Burns rotated off of the Committee. In May 2009, Ernest Mario will become Chairman of the Committee. As outlined in its written charter, the Compensation Committee has the authority, among other things, to:

- determine and approve (and make recommendations to the Board regarding) our CEO's compensation, based on the performance evaluation by and recommendations of the Chairman of the Board and the Nominating and Governance Committee;
- review, oversee and determine the total compensation package for our other executive officers;
- review and make recommendations to the Board regarding employment, consulting, retirement, severance and change in control agreements, indemnification agreements and other arrangements proposed for our executive officers, including conducting a periodic review to evaluate these arrangements for continuing appropriateness;
- review and make recommendations to the Board regarding the compensation of our directors; and
- adopt and periodically review a comprehensive statement of executive compensation philosophy, strategy and principles.

The Compensation Committee may delegate its authority and duties to subcommittees or individual members of the Compensation Committee, as it deems appropriate in accordance with applicable laws and regulations. The Compensation Committee has delegated authority to our CEO to make equity grants to new hires who are not executive officers within predetermined guidelines. These grants are reviewed by the Compensation Committee at its next regularly scheduled meeting. Our CEO makes recommendations to the Compensation Committee regarding the amount and form of compensation of our executives (other than himself), based upon their performance for the year and their achievement of the goals set at the beginning of the year. The Chairman of the Board and the Nominating and Governance Committee make recommendations to the Compensation Committee regarding the amount and form of CEO compensation, based upon his performance for the year and his achievement of the goals set at the beginning of the year. The Compensation Committee then approves the amount and form of CEO compensation in consideration of this recommendation. Our Executive Vice President of Human Resources, in consultation with our compensation consultants and the Chairman of the Board, makes recommendations to the Compensation Committee regarding director compensation. The Compensation Committee then makes a recommendation regarding director compensation for approval by the full Board.

The Compensation Committee may also retain compensation consultants to assist it in evaluating executive compensation and may retain counsel, accountants or other advisors, as it deems appropriate, at the Company's expense. The Compensation Committee engaged the independent compensation consulting services of Watson Wyatt in 2008. Watson Wyatt provides the Compensation Committee and management with (i) market data on director compensation, executive compensation and our annual Performance Incentive Plan; (ii) assistance with defining a peer group of companies; and (iii) Proxy Statement consulting services. Watson Wyatt does not perform services for our executives or management other than as authorized by the Compensation Committee.

The Compensation Committee instructed Watson Wyatt to compare our Board and executive compensation arrangements to those of our peer companies and to advise it of any recommended revisions to those arrangements. With respect to executive compensation, the Compensation Committee instructed Watson Wyatt to conduct a detailed analysis of executive compensation relative to our revised 2008 peer group with respect to total compensation, long-term pay for performance, carried interest and share dilution and expense. Details regarding the results of these analyses are contained in our Compensation Discussion & Analysis beginning on page 20. In addition, the Compensation Committee asked Watson Wyatt to:

- help the Company revise its peer group of companies and collect relevant market data from those companies for base salary, incentive bonus and equity award referencing purposes;
- review the director compensation practices of our peer companies to determine the relative competitiveness of our outside director compensation program; and
- advise the Compensation Committee regarding the preparation of our Proxy Statement disclosures regarding Board and executive compensation.

Watson Wyatt attended Compensation Committee meetings throughout 2008.

The Compensation Committee Report can be found on page 38 of this Proxy Statement.

Nominating and Governance Committee

The Nominating and Governance Committee met five times during fiscal year 2008. The Nominating and Governance Committee is comprised of non-employee directors, all of whom meet the independence requirements of the NYSE and the SEC. During 2008, Warren Rudman rotated off the committee and Nancy-Ann DeParle joined the committee.

As outlined in its written charter, the Nominating and Governance Committee has responsibility for recommending nominees for election and re-election to the Board, ensuring that Board nominees are qualified and consistent with our needs, monitoring significant developments in the law and practice of corporate governance for directors of public companies, recommending Board committee assignments, reviewing and recommending Board policies and procedures, monitoring compliance with our stock ownership guidelines and board service policy, and overseeing the Board and each committee of the Board in their annual performance self-evaluations. In addition, the Nominating and Governance Committee is responsible for recommending to the Board candidates for Chief Executive Officer, overseeing the annual assessment of the performance of the Chief Executive Officer and developing an ongoing succession plan for the Chief Executive Officer.

The Nominating and Governance Committee is responsible for reviewing with the Board, on an annual basis, the current size, structure and composition of the Board as a whole, and whether we are being well served by the directors taking into account: the directors' degree of independence; business background, including any areas of particular expertise, such as accounting or related financial management expertise, marketing or technology; record of service (for incumbent directors), including attendance record; meeting preparation; overall contribution to the Board; employment status; gender; ethnicity; age; availability for service to us; and our anticipated needs.

Finance Committee

The Finance Committee (formerly the Finance and Strategic Investment Committee) met five times during fiscal year 2008. The primary role of the Finance Committee is to provide a forum within the Board to review our overall financing plans and long-term strategic objectives, as well as our shorter-term acquisition and investment strategies and how these shorter-term activities fit within our overall business objectives. As outlined in its written charter, the Finance Committee is charged with providing Board oversight of our strategic planning and activities, approving strategic transactions for which the Board has delegated authority, making recommendations to the Board regarding larger transactions, and evaluating our financial strategies and policies. The Finance Committee has responsibility to review periodically with management our strategic business objectives and the manner in which transactional activity can contribute to the achievement of those objectives, and to review with management on a regular basis contemplated strategic opportunities. The Finance Committee conducts periodic reviews of completed transactions for the purposes of assessing the degree of success achieved, testing the extent to which the projections and other assumptions relied upon in approving transactions have been borne out, identifying the factors differentiating more successful transactions from less successful ones and evaluating the strategic contributions resulting from these transactions. The Finance Committee is further charged with conducting periodic reviews of our cash investments and cash management policies, debt ratings and global financing objectives and strategies, including the review and approval of certain borrowing arrangements, capital expenditures and dispositions, and activities that may impact our existing capital structure.

Compliance and Quality Committee

The Compliance and Quality Committee met six times during fiscal year 2008. The primary role of the Compliance and Quality Committee is to oversee and evaluate our compliance and quality control systems and initiatives, the systems in place to maintain, and identify deviations from, our compliance and control standards, and our efforts to meet or exceed our compliance and quality control standards. The Compliance and Quality Committee reviews and discusses with senior management the adequacy and effectiveness of our compliance and quality control systems and initiatives, and reviews periodic reports regarding any deviations from our standards. The Compliance and Quality Committee also reviews correspondence from any external quality control inspectors, such as the FDA, and discusses with senior management our responses to those communications. In addition, the Compliance and Quality Committee monitors, with senior management, training and education programs for our employees. The Compliance and Quality Committee recommends to the Board any actions it deems necessary or appropriate to improve the effectiveness of our compliance and quality control systems and initiatives.

Committee on Legal Affairs

The Committee on Legal Affairs met four times during fiscal year 2008. The primary role of the Committee on Legal Affairs is to oversee and keep the Board apprised of significant legal matters facing the Company and the medical device industry, including patent litigation, product liability suits, derivative suits, securities litigation and governmental investigations or inquiries. Effective May 6, 2009, the Committee on Legal Affairs will no longer be a standing committee of the Board.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2008 were Warren Rudman, Ursula Burns, Nancy-Ann DeParle, Ray Groves, John Pepper and Kristina Johnson. None of these Compensation Committee members is or has ever been an officer or employee of our Company. In addition, effective May 6, 2009, Ernest Mario will be rotated on to the Compensation Committee. Dr. Mario is not and has not been an officer or employee of Boston Scientific. To our knowledge, there were no other relationships involving members of the Compensation Committee or our other directors which require disclosure in this Proxy Statement as a Compensation Committee interlock.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following discussion and analysis contains statements regarding individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's future expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Executive Summary

Boston Scientific has designed its executive compensation program to motivate and reward our executives for Company performance and to attract and retain talented executives, while aligning their compensation with the interests of our stockholders. The challenge and aspiration of our Compensation Committee this year was to:

- compensate our executive officers in a manner that provided appropriate incentives for our executives to improve Company performance;
- retain those executives despite the fact that many of them have existing equity awards with little retentive value;
- retain and engage those executives in a market where they are presented with other attractive employment opportunities; and
- simultaneously tie our executives' pay to actual Company performance and strongly align it with stockholder interest.

On average, 72% of our total compensation for the executive officers listed in the Summary Compensation Table on page 39, or Named Executive Officers (NEOs), is directly linked to our performance in the form of performance-based cash and equity awards. Our past efforts to put a significant amount of our executives' compensation at risk by tying its future value to the future value of our stock have meant (given our recent stock price performance) that, even though there is an accounting cost attributable to these awards as disclosed in the Summary Compensation Table, our executives, including our CEO, have a significant number of historical equity awards with little realizable value. In other words, those awards are truly "pay for performance" in that until our stock price improves, those prior awards will continue to be of little value to our executives.

In 2008, our Performance Incentive Plan is designed to have a longer-term focus so that our salaried employees (including our executives) are rewarded for annual performance in addition to quarterly performance, with annual performance having a heavier weighting than individual quarterly performance. In February 2008, we made an annual equity award to our executives, other than our CEO, in order to provide them with an opportunity to realize future value when our stock price improves. Through these and other measures, we are attempting to more closely tie our executives' compensation to our long-term corporate performance. In addition, in 2008 we made retention awards to certain of our executives (including two of our NEOs) to encourage them to remain with the Company for, at a minimum, the next two years to help us achieve these long-term goals.

The global financial and credit crisis has presented challenges for many companies, including Boston Scientific. Our Compensation Committee has not lowered the performance targets for our executive officers, and cash incentive payouts are made only if the Company achieves its pre-established performance targets. Although we met our financial metrics under our Performance Incentive Plan for 2008, our Compensation Committee adjusted funding for our executives downward by 11.35% as a reflection of our performance versus our 2008 quality objectives, which included lifting our corporate warning letter. Prior to year-end, in December 2008, the Compensation Committee decided to defer merit increases on base salaries for certain salaried employees, including executives. The Committee will review the merit budget in mid-2009 to determine whether merit adjustments should be made at that time. If adjustments are made, they will be based on the approved budget and Performance Achievement and Development Review (PADR) ratings for 2008, as well as an individual employee's performance evaluation prior to the date of the adjustment. Based on our

Performance Incentive Plan structure and our long-term equity incentive program for our employees (including our executives) and as discussed further below, we do not believe that our executive compensation is structured to promote inappropriate risk taking by our executives.

Our Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to provide our executives with appropriate and competitive individual pay opportunities with actual pay outcomes heavily influenced by the attainment of corporate and individual performance objectives. The objectives of our compensation program are to attract, retain, engage, focus and reward the best available talent to achieve performance goals aligned with our mission, quality policy and business goals. Our mission is to improve the quality of patient care and the productivity of health-care delivery through the development and advocacy of less invasive medical devices and procedures. Our quality policy, applicable to all employees, is: "I improve the quality of patient care and all things Boston Scientific." Our corporate business goals for 2008 included the achievement of specified sales, adjusted earnings per share (EPS), free cash flow and quality targets.

How We Determine Executive Compensation

Our Compensation Committee, and in certain cases our Board of Directors, bears principal responsibility for assessing, determining and approving our executive compensation. Information about our Compensation Committee and its composition, processes and responsibilities can be found on page 17 of this Proxy Statement under the heading "Executive Compensation and Human Resources Committee." There are three key elements to our process for setting executive compensation: (i) performance considerations and achievement of business goals; (ii) market referencing; and (iii) CEO and Compensation Committee judgment.

Performance Considerations and Business Goals

We award our executives compensation and assign them additional responsibilities as recognition for how well they perform as a team in achieving our business goals, as well as how well they achieve their individual goals. In addition, we amended our Performance Incentive Plan for 2009 to align our executives' performance goals with the divisions that they head. In order to determine whether our executives achieved individual and corporate goals, we conduct an annual Performance Achievement and Development Review (PADR). The PADR process is designed to guide performance discussions, set an executive's performance objectives and communicate annual achievement at the individual performance level. At the end of each year, overall performance is rated on a scale ranging from "needs improvement" to "outstanding." These achievement indicators heavily influence the executive's compensation. For 2008, our NEO PADR ratings ranged from "achieves expectations" to "outstanding," resulting in performance incentive payments ranging from 13% to 90% of the NEOs' base salaries. Our CEO conducts each NEO's PADR with the exception of Mr. McConnell, whose PADR review is conducted by Mr. Colen. The Chairman of the Board presents the CEO's PADR results to the Nominating and Governance Committee for its evaluation. The CEO presents each NEO's PADR results (other than his own) to the Compensation Committee for its approval, and the Chairman of the Nominating and Governance Committee communicates the CEO's PADR recommendation to the Compensation Committee for its approval.

Market Referencing

Peer Comparison. In addition to performance considerations, we also base our compensation decisions on a review of relevant market information. The principle of market referencing means that our compensation and benefits programs are benchmarked and administered against programs available to employees in comparable roles at peer companies. To help collect market information in 2008, the Compensation Committee engaged the services of Watson Wyatt as its independent third party compensation consultants. The Compensation Committee conducts an annual review of our compensation consultant's performance. Watson Wyatt does not perform any work for our executives or management other than as authorized by our Compensation Committee. Please see the discussion of the roles of and instructions given to Watson Wyatt on page 17 under the heading "Executive Compensation and Human Resources Committee." The compensation consultants assisted in defining a peer group of companies and then collected relevant market data from these companies to allow the Compensation Committee to compare our compensation and benefits levels and program design to those of our peers.

In 2008, Watson Wyatt worked with management and the Compensation Committee to revise our peer comparison group to reduce the emphasis on pharmaceutical companies and to focus more on companies of comparable size, industry, market capitalization, performance, customer base, employee base, product offerings, mix and source of revenue and complexity of business operations. In 2008, we excluded Bristol-Meyers Squibb Company, Eli Lilly and Company and Schering-Plough Corporation from our peer group because of their industry (pharmaceutical) and company size, but we retained Abbott Laboratories due to its involvement in the drug-eluting stent business.

Below are our 2007 peer group and our revised 2008 peer group:

2007 Peer Group	Revised 2008 Peer Group
Abbott Laboratories	Abbott Laboratories
Baxter Healthcare Corporation	Baxter Healthcare Corporation
Becton, Dickinson and Company	Becton, Dickinson and Company
Bristol-Myers Squibb Company	Covidien Ltd.
Covidien Ltd. (formerly Tyco Healthcare)	Hospira, Inc.
Eli Lilly and Company	Medtronic, Inc
Hospira, Inc.	St. Jude Medical, Inc.
Medtronic, Inc	Stryker Corporation
Schering-Plough Corporation	Thermo Fisher Scientific, Inc.
St. Jude Medical, Inc.	Zimmer Holdings, Inc.
Stryker Corporation	
Thermo Fisher Scientific, Inc.	
Zimmer Holdings, Inc.	

Watson Wyatt also utilized broader market data from surveys as a supplement to compare our pay practices, levels and mix of pay to those of comparable companies in terms of market and size. For 2008, Watson Wyatt utilized the Towers Perrin U.S. CDB General Industry Executive Database to ascertain the competitiveness of pay opportunities for certain of our NEOs. This survey data was utilized where positional peer group data was not available. The data was representative of a custom cut of comparable firms or size appropriate broader industry data.

Comparable Pay Analytics. Utilizing the peer group and survey data, Watson Wyatt conducted numerous studies intended to inform the Compensation Committee as to the appropriateness and competitiveness of our programs and practices from a market perspective. A summary of the relevant analysis and reviews performed by Watson Wyatt are illustrated below:

Analysis/Study	Overview	Purpose
Executive Programs and Trends	Review of all executive compensation programs, including (but not limited to): • Annual and long-term equity incentive design • Benefits and perquisites programs • Executive severance and change in control arrangements • Executive retirement programs	Provide the Compensation Committee with a market reference to evaluate the reasonableness and appropriateness of Boston Scientific executive compensation programs and understand trends as they develop
CEO Pay and Performance	Short-term pay and performance study: Evaluation of the alignment of actual bonus paid and firm performance to peer group companies Long-term pay and performance study: Comparison of the sum of (a) the intrinsic value of stock options and stock appreciation rights, (b) the current value of any full-value share awards and (c) any performance share/cash plan payouts, all over the past 3 years for both Boston Scientific and peer group companies as compared to total return to stockholders	Examine the relationship of short- and long-term pay and performance to determine if realizable pay is commensurate with peer group companies and performance
Total Compensation Opportunity	Assessment of the competitiveness of base salary, target annual incentives and the grant date fair value of long-term incentive awards	Determine the competitiveness and appropriateness of current pay opportunity in comparison to peer group companies
Total Equity Ownership	An assessment of (a) shares owned outright, (b) the intrinsic value of stock options and stock appreciation rights and (c) the current value of any probable full-value share awards, either time or performance-based	Assess, for each individual, the appropriateness of total equity-based holdings in comparison to peers. Also provides insight into the current retentive power of the long-term incentive program
Mix of Pay	Examination of the interplay of compensation elements (base salary, target annual incentives, long-term equity incentives)	Determine whether current compensation opportunities align with market practice and reflect the desired emphasis at Boston Scientific
Long-term Incentive Plan Review	Review of the aggregate impact of the long-term incentive program from a share and cost perspective	Understand the competitiveness of the long-term incentive program on an aggregate basis

CEO and Compensation Committee Judgment

Our compensation program is not only based on the application of Company and individual performance considerations and market referencing but also the application of CEO (or Chairman of the Board in the case of the CEO) and Compensation Committee judgment. We do not employ a purely formulaic approach to any of our compensation plans. There are guidelines and funding formulas in place for our equity and performance incentive plans that are tied to specific financial and quality results, but there are also individual performance factors and executive retention considerations that permit discretion to adjust formula-driven awards. While the maximum funding levels are set in advance under our Performance Incentive Plan, the Compensation Committee may adjust a maximum funded or formula incentive award downward, based on the executive's individual contribution and performance. In addition, an executive's compensation may be adjusted to reflect expansion of responsibilities during the year and other changes in role and job description.

In addition, while the Compensation Committee is solely responsible for setting the targets and approving the awards, the Compensation Committee relies on the judgment of the CEO in (i) setting executive performance objectives, (ii) evaluating the actual performance of each executive (other than the CEO) against those objectives through the PADR process and (iii) recommending appropriate salary and incentive awards (other than the CEO) to the Compensation Committee. The CEO periodically participates in Compensation Committee meetings, at the request of the Compensation Committee, in order to provide background information and explanations supporting his recommendations.

Use of Tally Sheets, Internal Pay Equity and Other Factors

In making its compensation determinations, our Compensation Committee also reviews and analyzes tally sheets, which provide a total of all elements of compensation for each of our executive officers to help ensure that the design of our compensation program is consistent with our compensation philosophy and that the amount of compensation is within appropriate competitive parameters. In addition, the Compensation Committee considers the economic value as well as the retentive value of prior equity grants received by our executives in determining current or future compensation, and considers each executive's compensation compared to the compensation of other executives and other employees generally. In determining the reasonableness of our executives' total compensation, the Compensation Committee reviews not only individual and Company performance compared to plan, but also the nature of each element of executive compensation, including salary, incentive bonus, long-term incentive compensation, accumulated realized and unrealized stock option gains, and other personal benefits, as well as the terms of executive severance, retirement and change of control arrangements.

Risk Review

The Compensation Committee also considers whether our executive compensation program is appropriately aligned with business risk. The ownership stake provided by our long-term equity-based compensation, the extended vesting of these awards and our share ownership guidelines are intended to align the interests of our executives with our stockholders and promote retention of our executives. The Compensation Committee believes, and our independent compensation consultant, Watson Wyatt, affirms that, as a result of the balance of long and short-term incentives, the use of different types of equity compensation awards and our share ownership guidelines, our executive compensation program does not encourage our management to take unreasonable risks related to our business.

Our Elements of Total Executive Compensation

Overview of Compensation. Our total compensation program consists of fixed compensation elements, such as base salary and benefits, and variable performance-based elements, such as annual and long-term incentives. On average, 72% of our executives' annual compensation is at risk, meaning it varies year to year based on business results. With a significant portion of our executives' pay at risk, we believe that both the interests of our executives and their compensation is aligned with business risk. Our fixed compensation elements are designed to provide a stable source of income and financial security to our executives. Our variable performance-based compensation elements are designed to reward performance at three levels: individual performance, actual Company performance compared to annual and quarterly business goals, with an emphasis on annual goals, and Company performance in terms of long-term value creation. Through these performance incentive awards, we reward the achievement of short-term goals, such as successful marketing, manufacturing and sales of products, consummation of strategic transactions and the promotion of a culture of quality, and long-term goals, such as business growth, innovation and stock price appreciation.

Three Primary Elements of Direct Compensation. We compensate our executives principally through base salary, performance-based annual cash incentives and annual equity awards. This three-part compensation approach enables us to remain competitive with our industry peers while ensuring that our executive officers are appropriately incented to deliver short-term results while creating sustainable long-term stockholder value. Our Compensation Committee has chosen to put a significant portion of each executive's pay at risk, contingent upon the achievement of certain goals within our strategic plan and within targeted market positions typically established by reference to our peer group. Each element in the program has a primary role, one or more objectives and a target market position relative to our peer group, each as shown in the table below:

Element	Role	Objective	Target Market Position	Composite 2008 Market Position for NEOs*
Base Salary	Provide stable source of income	Attract and retain talent	Median	4% above the median
Performance Incentive Plan (PIP)	Reward for annual and quarterly goal achievement	Focus talent on annual and quarterly goals; reward talent	75th percentile	11% below the 75th percentile
Annual Equity Incentives	Reward for long-term business development	Focus talent on long-term stockholder value creation; retain and engage talent	60th percentile	9% above the 60th percentile**

* Composite data is gathered by Watson Wyatt and excludes Mr. LaViolette and Mr. Sandman, both of whom retired from the Company in 2008.

** Annual equity incentives composite excludes Mr. Tobin, as no award was made to him in 2008.

The target market position is an overall guideline, but individual compensation pay levels may vary based on individual performance, internal pay equity considerations and other factors. For example, in the case of a new hire, our Compensation Committee also considers compensation provided by the previous employer in setting initial pay levels and in making an attractive offer of employment.

Of these three elements, our total executive compensation package as reflected in the Summary Compensation Table on page 39 is heavily weighted towards the variable, performance-based elements of our Performance Incentive Plan and annual equity incentives. For 2008, only 28% of the value of the total direct compensation for our NEOs as a group consisted of fixed compensation in the form of base salary, while variable (versus fixed) compensation consisted of 72% of total direct compensation. Of that 72%, 48% took the form of stock options or deferred stock units (DSUs) which are designed to reward long-term performance and 25% took the form of performance incentive awards and cash bonuses, which are designed to reward quarterly and annual performance. We feel that this mix exemplifies our philosophy of structuring executive compensation to reward actual performance, with a focus on increasing long-term stockholder value.

Base Salary

Overview. In general, the Compensation Committee targets base salaries at levels consistent with the median rate paid by our peers for equivalent positions. In addition, the Compensation Committee considers our annual merit budget, each executive's current and prior year salary and each executive's actual performance compared to the goals and objectives established for that executive at the beginning of the year. In December 2008, the Compensation Committee decided to defer merit increases on base salaries for certain salaried employees, including executives. The Committee will review the merit budget in mid-2009 to determine whether merit adjustments should be made at that time and, if adjustments are made, they will be based on the approved budget and PADR ratings for 2008, as well as an individual employee's performance prior to the date of the adjustment. NEO salaries for 2008 are reported in the Summary Compensation Table on page 39 under the Salary column.

NEOs (Other than CEO). We establish base salaries for our executive officers (other than the CEO) based upon the prior year PADR performance reviews conducted by the CEO and on the CEO's recommendations as presented to the Compensation Committee for approval or modification. In February 2008, the Compensation Committee approved competitive base salary increases for our NEOs for 2008, as recommended by the CEO, as follows:

Name	2007 Base Salary*	2008 Base Salary*	% Increase	Effective Date
Sam R. Leno	$600,000	$625,000	4.17%	2/12/08
Fredericus A. Colen[(1)]	$540,000	$570,000	5.56%	2/12/08
William F. McConnell, Jr.	$415,000	$430,000	3.61%	2/12/08
David McFaul	$400,000	$405,000	1.00%	2/12/08
Paul A. LaViolette[(2)]	$725,000	$750,000	3.45%	2/12/08
Paul W. Sandman[(3)]	$488,000	$450,000	0.00%	2/12/08

* In 2007, we began adjusting base salaries in February of each year. The amounts listed above are amounts approved by the Compensation Committee for February 2008 through February 2009 and will differ from Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2008. Base salary amounts are rounded to the nearest thousand.

(1) Mr. Colen's increase also reflects his increased scope of responsibility in connection with his new role as Executive Vice President and Group President, Cardiac Rhythm Management.

(2) Mr. LaViolette retired as Chief Operating Officer on June 30, 2008 and from Boston Scientific on December 31, 2008.

(3) Mr. Sandman retired from Boston Scientific on February 29, 2008.

CEO. The base salary of our CEO is established by the Compensation Committee upon the recommendation of the Chairman of the Board and the Nominating and Governance Committee after consideration of the CEO's performance for the prior year. As part of its determination, the Compensation Committee reviews an assessment of the CEO's actual performance versus objectives set for the CEO at the beginning of the year, the Company's actual performance during the year, as well as market data provided by our compensation consultants. Our CEO's primary objectives for 2007 were to resolve the issues identified by the FDA in its corporate warning letter, ensure that a new quality plan was in place by year end, achieve specified top and bottom line financial results, increase cash flow, transition our Cardiac Rhythm Management (CRM) business to new leadership, increase CRM and drug-eluting stent market share, launch certain products and product development initiatives and divest certain non-strategic businesses. Our CEO's actual base salary increase for 2008 from 2007 was 3% and became effective in late February 2008. Mr. Tobin's increase was based on a thorough review of corporate and individual performance by the Compensation Committee and the Nominating and Governance Committee and reflected the quality of his performance and achievement of specific performance goals, including implementing a new quality plan by year end, improving cash flow, making progress towards certain product launches and completing the divestitures of our non-strategic businesses. The Committees also took into account that certain performance goals remained unresolved, including clearing our FDA corporate warning letter, missing specified top and bottom line financial results, incomplete transition of our CRM business to new leadership by year end and lagging expectations regarding our CRM and drug-eluting stent market share.

Name	2007 Base Salary*	2008 Base Salary*	% Increase	Effective Date
James R. Tobin	$965,000	$994,000	3%	2/26/08

* In 2007, we began adjusting base salaries in February of each year. The amount listed is the amount approved by the Compensation Committee for February 2008 through February 2009 and will differ from Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2008. Base salary amounts are rounded to the nearest thousand.

Performance Incentives

Overview. Through our Performance Incentive Plan for all salaried personnel, including NEOs, we seek to provide pay for performance by linking incentive awards to both Company and individual performance through a range of award opportunities that depend upon the level of achievement of annual and quarterly Company objectives and individual objectives. For 2008, performance goals were set at the beginning of the year and measured quarterly for sales and adjusted earnings per share (EPS) and set and measured annually for sales, adjusted EPS and free cash flow. The Compensation Committee reserves the right to decrease and/or eliminate the incentive pool funding (on a quarterly and/or an annual basis) based on its determination, within its sole discretion, of the Company's progress made toward achieving our quality objectives and the performance of our company-wide quality system.

For 2008, the weight of annual corporate performance for eligible corporate employees, including our executives, was increased from 20% to 55% while the weight of corporate performance for each calendar quarter was decreased from 20% to 11.25%. The Compensation Committee also measures individual achievement for an executive officer at the end of the year by comparing the actual performance of the executive to the individual goals and objectives established for the executive at the beginning of or during the year.

In 2008, the relative weightings of our corporate objectives were 25% of the award based on sales, 50% based on adjusted EPS, and 25% based on free cash flow. The Compensation Committee believes that sales, adjusted EPS and free cash flow goals are appropriate measures to encourage our executives to achieve superior financial performance for us with the goal of generating stockholder value. The Compensation Committee also believes that the corporate quality threshold is appropriate in order to emphasize our commitment to improving its quality systems, resolving the issues identified by the FDA in its corporate warning letter and enhancing stockholder value. In 2008, the Compensation Committee exercised its discretion under the Performance Incentive Plan to adjust executive incentive awards downward by 11.35% based on its assessment that the corporate quality goal was not fully met, particularly given that the corporate warning letter issues were not completely resolved by year end. The Compensation Committee believed that, for 2008, the 25% weighting for sales, 50% weighting for adjusted EPS, 25% weighting for free cash flow and threshold quality requirement were appropriate because they properly emphasized the Company's top performance priorities, while also recognizing quality as a fundamental priority. For purposes of our Performance Incentive Plan, adjusted EPS equals adjusted net income divided by weighted average shares outstanding for the performance period. Adjusted net income is defined generally as GAAP net income excluding goodwill and intangible asset impairments, acquisition and divestiture related charges, restructuring expenses, certain litigation, and amortization expenses. We believe these limited exclusions are necessary because we do not, except for amortization, expect these charges to be ongoing future operating expenses. We believe that excluding these expenses facilitates an appropriate comparison of our current operating performance to our past operating performance. For purposes of our Performance Incentive Plan, free cash flow equals reported operating cash flow excluding capital expenditures and cash flows associated with certain significant and unusual litigation and tax-related items. We do not believe that these litigation and tax-related exclusions are indicative of our on-going operating performance. Further for the purposes of our Performance Incentive Plan, the sales metric is calculated at constant currency rates rather than at actual currency rates in order to take currency fluctuation out of the incentive measurements.

While our executives were measured on corporate performance goals under our Performance Incentive Plan for 2008, our divisions' performance goals differ somewhat in order to better align division employee performance with more relevant objectives. Our divisional performance goals do not include the free cash flow metric. For 2009, we have amended our Performance Incentive Plan to align our executives' performance goals with the divisions that they head.

Each executive's incentive award opportunity for the year (the "target") is expressed as a percentage of base salary, based on the scope of the executive's responsibilities. For 2008, the CEO's target was 120% of his base salary (up from 100% in 2007); the Chief Operating Officer's target was 90% of his base salary; and the target for all of our other executive officers was 75% of his or her base salary. Our COO, Mr. LaViolette, retired from that position on June 30, 2008 and from the Company on December 31, 2008. Pursuant to the terms of his Termination and Severance Agreement, he was eligible to receive his 2008 bonus based on his annual base salary, which was an amount equal to $675,000. For further discussion regarding the payments and benefits due to Mr. LaViolette pursuant to his Termination and Separation Agreement, see the Compensation Discussion & Analysis section entitled "Executive Retirement" on page 36.

In 2008, we set our annual corporate sales, adjusted EPS and free cash flow at the beginning of the year. We also instituted quality as a threshold metric for the year. We determined the actual annual funding percentage of our Performance Incentive Plan at the end of the year based on actual results for the year compared to the plan. Performance for the full 2008 year was given a 55% weighting, up from a 20% weighting in 2007, in keeping with our 2008 goal to increase emphasis on our full year performance in a manner consistent with market practice. We determined the actual quarterly funding percentage under our Performance Incentive Plan on a quarterly basis based on actual results for the prior quarter compared to the quarter plan within the annual plan. Each quarterly funding percentage received an 11.25% weighting. The total annual funding consists of the sum of the funding for the annual measurement period and each of the quarterly measurement periods. Funding then increases on a sliding scale (up to a maximum of 150% of target which was raised to account for the increased variability in emphasizing our annual performance over our past practice of emphasizing quarterly performance) as higher levels of sales, adjusted EPS and free cash flow goals are met, as depicted in the tables below.

Sales Metrics Table

Annual and Quarterly Measurement. For 2008, the sales component of our corporate goals was funded at the following percentages depending on the percent of the target level of sales that we achieved. For example, if we achieved 91% of our sales goals, the Performance Incentive Plan would fund at 10% for the applicable measurement period.

Performance Level	Funding Level	Achievement
0% to 90.9%	0%	Zero
91%	**10%**	Threshold
91.1% to 97.9%	+1.143% funding for every 0.1% performance	Below Target
98%	**90%**	Below Target
98.1% to 99.9%	+0.5% funding for every 0.1% performance	Below Target
100%	**100%**	Target
100.1% to 109.9%	+0.5% funding for every 0.1% performance	Exceeds Target
110% and above	**150%**	Maximum

Adjusted Earnings per Share and Free Cash Flow Metrics Table

Annual and Quarterly Measurement. For 2008, the adjusted EPS and free cash flow components of our corporate goals were funded at the following percentages depending on the percent of the target level that we achieved. For example, if we achieved 85% of our free cash flow goals, the Performance Incentive Plan would fund at 40% for the applicable measurement period.

Performance Level	Funding Level	Achievement
0% to 84.9%	0%	Zero
85%	**40%**	Threshold
85.1% to 89.9%	+0.2% funding for every 0.1% performance	Below Target
90.0% to 99.9%	+0.5% funding for every 0.1% performance	Below Target
100%	**100%**	Target
100.1% to 109.9%	+0.5% funding for every 0.1% performance	Exceeds Target
110% and above	**150%**	Maximum

Actual Corporate Goals Funding Table

The table below depicts, for 2008, our annual and quarterly Performance Incentive Plan goals, our actual performance as a percentage of plan and whether that performance met the threshold, target or maximum levels of our corporate objectives.

Period	Plan Sales ($ in Millions)	Actual Sales as a% of Plan	Funding Table%	Plan Adjusted EPS	Actual Adjusted EPS as a % of Plan	Funding Table%	Plan Free Cash Flow ($ in Millions)*	Actual Free Cash Flow as a% of Plan*	Funding Table%*	Total Corporate Funding
Q1	2,003	98.68%	93.50% (below target)	$0.1888	126.10%	150.00% (maximum)	N/A	N/A	N/A	14.76%
Q2	2,005	96.51%	72.86% (below target)	$0.1696	119.03%	150.00% (maximum)	N/A	N/A	N/A	13.98%
Q3	2,018	95.30%	59.14% (below target)	$0.2031	81.90%	0.00% (below threshold)	N/A	N/A	N/A	2.22%
Q4	2,028	99.10%	95.5% (below target)	$0.2235	95.20%	76.00% (below target)	N/A	N/A	N/A	9.28%
Annual	8,054	97.40%	83.14% (below target)	$0.7851	104.30%	121.50% (exceeded target)	770,107	138.00%	150.00% (maximum)	70.11%
Total before Quality Metric Adjustment										110.35%
Quality Metric Adjustment										-11.35%
Total										**99%**

* Free cash flow is measured on an annual basis only.

For example, in the first quarter, our actual sales came in at 98.68% of plan, which on the sales metric funding table above receives a funding level of 93.5%. Sales had a weighting of 3.75% in the first quarter; or 25% of the quarterly weighting, which for each individual quarter is 15.0% because free cash flow is measured on an annual basis only. 93.5% of 3.75% is 3.51%. Our adjusted EPS came in at 126.10% of plan, which on the adjusted EPS and free cash flow metrics funding table above receives a funding level of 150%. Adjusted EPS had a 7.50% weighting in the first quarter; or 50% of the 15.0% quarterly weighting. 150% of 7.50% is 11.25%. The sum of the Q1 sales (3.51%) and adjusted EPS (11.25%) funding levels results in a quarterly corporate funding level for Q1 of 14.76%.

For 2008, our actual annual corporate sales results fell below our target levels, our actual annual corporate adjusted EPS results were above target levels and our actual annual corporate free cash flow results exceeded the maximum target levels. The quarterly results for corporate sales in all measurement periods were between the threshold and target levels of our corporate objectives. The quarterly results for adjusted EPS exceeded our maximum target level in quarters one and two, fell below threshold in quarter three and were between the threshold and target levels for our corporate objectives in quarter four. Based on performance against the 2008 quality objectives, the Performance Incentive Plan funding for our executives was adjusted downward by 11.35%. As a result, our Performance Incentive Plan funded corporate goals at 99% of target for the year (which is the sum of the annual plus each of the quarterly corporate funding amounts), before the application of the individual performance component of the plan. At the end of the year, individual performance is also considered pursuant to the PADR process described above. An individual performance component from 0% to 200% is applied as a multiplier at the end of the year to each executive's funded award to obtain the executive's total award. Amounts actually awarded under our Performance Incentive Plan for 2008 are reflected in the Summary Compensation Table on page 39 in the column Non-Equity Incentive Plan Compensation.

NEOs (Other than CEO). In 2008, performance incentive awards for our NEOs (other than our CEO) ranged from 99% of target to 119% of target based on our overall performance against annual and quarterly goals, and the individual performance of each NEO during the year. Our corporate annual and quarterly sales, adjusted EPS and free cash flow and our achievement as a percentage of those goals are set forth in the table above. As described above, the overall performance of our annual corporate sales results fell below our target levels, our adjusted EPS results were above target levels and our free cash flow metric results exceeded maximum target levels. Our overall Performance Incentive Plan funding was adjusted downward for executives by our Compensation Committee by 11.35% based on our performance against corporate quality objectives, which included resolution of our corporate warning letter. Our quarterly results in most cases met the threshold, target and, in some cases, maximum target level of our corporate objectives, before the application of the individual performance component of the plan. As a result, the corporate performance aspect of our Performance Incentive Plan funded at 99% of target. Actual awards for our NEOs (other than our CEO) in excess of the corporate funding level of 99% are in recognition of significant efforts being devoted to expense management and positioning of our CRM and International businesses for future growth and new product pipeline, all of which are long-term initiatives the expected benefits of which are not reflected in our current financial performance. Details regarding the individual performance incentive awards paid to our NEOs in 2008 are set forth in the table below.

Name	2008 Target Award*	2008 Actual Award	Actual as% of Target**
Sam R. Leno	$468,750	$556,875	119%
Fredericus A. Colen	$427,500	$465,548	109%
William F. McConnell, Jr.	$322,500	$335,239	104%
David McFaul	$303,750	$300,713	99%
Paul A. LaViolette(1)	$675,000	$675,000	100%
Paul W. Sandman(2)	$ 57,974	$ 57,974	100%

* Target award amounts are based on the base salaries approved by the Compensation Committee in February 2008 and will differ from the Base Salary amounts presented in the Summary Compensation Table which lists amounts actually earned from January 1 through December 31, 2008.

** The actual awards as a percentage of target awards column represents the product of the funded corporate component (99%) and the NEO's individual performance percentage.

(1) Mr. LaViolette retired as Chief Operating Officer on June 30, 2008 and from Boston Scientific on December 31, 2008.

(2) Mr. Sandman retired from Boston Scientific on February 29, 2008.

Mr. Leno's performance incentive award was 119% of his target due primarily to his outstanding performance in leading activities to address corporate-wide expense and headcount reduction initiatives and continuing the successful management of debt covenants. Mr. Colen's performance incentive award was 109% of his target due primarily to his exceeding expectations in taking over leadership of our CRM business. Mr. McConnell's performance incentive award was 104% of his target due to his exceeding expectations with respect to leading restructuring efforts within our CRM business, including increased administrative discipline around sales processes, significant improvements within the marketing function and reduced turnover in key areas. Additionally, Mr. McConnell was rewarded for converting new products to sales in 2008 with strong new product flow that we believe positions our CRM business well for 2009. Mr. McFaul's performance incentive award was 99% of his target due to his achieving expectations by leading our International business and working in multiple leadership roles. Mr. McFaul also improved the top line performance of our Europe, Middle East and Africa region and transitioned all of our International business for critical contribution to sales growth in 2009.

CEO. Our CEO's primary 2008 performance objectives were to resolve the issues identified by the FDA in its corporate warning letter, migrate our Neuromodulation quality systems to our Company standard, ensure that our quality plan is vibrant, achieve specified top and bottom line financial results, achieve cash flow targets, deliver operating expenses and headcount targets, achieve a balanced level of oversight over all of our business, including CRM, increase CRM and drug-eluting stent domestic and international market share, launch certain products and product development initiatives, stabilize our new international structure and leadership team, improve international CRM execution capabilities and complete transitions for our divested businesses. In 2008, our CEO's performance incentive award was 74% of his target. The Compensation Committee determined that 74% funding was appropriate due primarily to the quality of our CEO's performance in achieving migration of our Neuromodulation quality system to our Company standard by year end, exceeding cash flow targets, managing the delivery of operating expense and headcount targets, achieving a balanced level of oversight across our businesses, transitioning our CRM business to new leadership, launching certain products and product development initiatives and stabilizing our international structure and leadership team. Our CEO's performance incentive award fell below his target in 2008 primarily because of continuing quality issues related to the FDA warning letter and underperformance of international CRM operations.

Name	2008 Target Award*	2008 Actual Award	Actual as% of Target**
James R. Tobin	$1,192,800	$885,664	74%

* Target award amount is based on the base salary approved by the Compensation Committee in February 2008 and will differ from the Base Salary amount presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2008.

** The actual award as a percentage of target award column represents the product of the funded corporate component (99%) and our CEO's individual performance percentage (75%).

An individual's total performance incentive payment is ultimately determined by multiplying the product of the employee's December 31, 2008 base salary and the employee's December 31, 2008 incentive target percentage by the percentage that 2008 corporate sales, adjusted EPS, free cash flow and quality objectives had been reached by the individual's performance percentage (pro-rated for the number of days the NEO was employed). In 2008, the Compensation Committee increased our CEO's incentive target percentage from 100% to 120% to partially offset its determination, based in part upon advice from Watson Wyatt, that our CEO's overall compensation package was lower than that of his peers, while increasing the portion of his total compensation package that is aligned with corporate performance. A calculation of each NEO's actual performance incentive award, including the corporate performance and individual performance components of the award, is included in the table below:

NEO	12/31/08 Base Salary*	x	12/31/08 Incentive Target Percentage	x	Funding	x	Proration for Days Employed	x	Individual Performance Percentage	=	Performance Incentive Award
James R. Tobin	$994,000	x	120%	x	99%	x	100%	x	75%	=	$885,664
Sam R. Leno	$625,000	x	75%	x	99%	x	100%	x	120%	=	$556,876
Fredericus A. Colen	$570,000	x	75%	x	99%	x	100%	x	110%	=	$465,548
William F. McConnell, Jr.	$430,000	x	75%	x	99%	x	100%	x	105%	=	$335,239
David McFaul	$405,000	x	75%	x	99%	x	100%	x	100%	=	$300,713
Paul A. LaViolette	$750,000	x	90%	x	99%	x	100%	x	100%	=	$675,000
Paul W. Sandman	$488,001	x	75%	x	99%	x	16%	x	100%	=	$ 57,974

* Target award amounts are based on the base salaries approved by the Compensation Committee in February 2008 and will differ from the Base Salary amounts presented in the Summary Compensation Table, which lists amounts actually earned from January 1 through December 31, 2008.

Recovery of Incentive Awards. Our Compensation Committee has adopted a policy regarding the recovery or adjustment of Performance Incentive Plan awards in the event relevant Company performance measures are restated in a manner that would have reduced the size of a previously granted award. Effective for compensation awards made on or after February 20, 2007 (the date the policy was adopted), to the extent permitted by governing law, the Board will seek reimbursement of incentive compensation paid to any executive officer in the event of a restatement of the Company's financial results that would have reduced the size of a previously granted award. In that event, we will seek to recover the amounts of the performance incentive award paid to the executives which are in excess of the amounts that would have been awarded based on the restated financial results.

Annual Equity Incentives

Overview. We intend our broad-based stock option and DSU award programs to attract, retain, engage and focus key employees for the long-term. The Compensation Committee approves, upon management recommendation, non-qualified stock option and DSU awards to eligible employees within the organization and across business units in amounts appropriate for each individual's (i) level of responsibility, (ii) ability to affect the achievement of overall corporate objectives, (iii) individual performance and (iv) individual potential.

Recent Changes. In 2004, we began to gradually change the mix of our equity incentives from 100% stock options to a mix of options and DSUs. Stock options are effective in promoting stockholder alignment and in holding executives accountable for generating stockholder return, while DSUs are a share-efficient means for retaining top talent and promoting a long-term share owner perspective. Together, stock options and DSUs enable us to meet our dual compensation objectives of rewarding long-term goals, such as strategic growth and business innovation and retaining top talent even during periods of significant stock price fluctuation. In 2007, based on the number of shares available for issuance under our 2003 Long-Term Incentive Plan and in order to conserve shares, we began making our awards primarily in the form of DSUs. In 2008, our stockholders approved an increase in the number of shares available for issuance under our 2003 Long-Term Incentive Plan. Additionally, in 2008 we were advised by Watson Wyatt that re-introducing a mix of vehicles to our executives is a market competitive practice within our peer group. Accordingly, in 2008, we made the majority of our grants to executives in the form of stock options in order to promote a strong alignment of interests with stockholders and to put a significant portion of our executives' compensation at risk by tying its value to our future stock performance.

We grant stock options with an exercise price equal to the fair market value based on the closing stock price on the date of grant, and they typically vest over a period of three to five years. Options are exercisable until the tenth anniversary of the date of grant or until the expiration of various limited time periods following termination of employment. Executive officers are prohibited from paying the exercise price for their options with promissory notes or other payment forms prohibited by the Sarbanes-Oxley Act of 2002. DSUs represent our commitment to issue shares to recipients after a vesting period. These awards typically vest in five equal annual installments beginning with the first anniversary of the date of grant. The slightly longer vesting period for DSUs reflects the fact that DSUs have immediate value upon vesting compared to options which only have value if our stock price increases. Upon each vesting date, the vested DSUs are no longer subject to risk of forfeiture and shares of our common stock are issued to the recipient.

NEOs (Other than CEO). Our Compensation Committee has determined that annual equity awards are appropriate in order to put a significant portion of our executives' compensation at risk by tying its value to our future stock price performance. In determining the amount of these equity awards, the Compensation Committee considered: (i) the NEO's individual performance rating; (ii) the value of the NEO's current vested and unvested equity; (iii) the Company's attempt to target the 60th percentile of its applicable peer group for that year for annual equity incentives; and (iv) for 2009, the affects of the recent market on economic long-term incentive values.

The Compensation Committee made annual equity awards to our NEOs in February 2008 and February 2009 in the following amounts:

	2008		2009	
Name	**Options(1)**	**DSUs(1)**	**Options(2)**	**DSUs(2)**
Sam R. Leno	468,750	54,912	201,072	30,120
Fredericus A. Colen	255,682	29,952	100,536	15,060
William F. McConnell, Jr.	170,455	19,968	100,536	15,060
David McFaul	119,318	13,978	100,536	15,060
Paul A. LaViolette(3)	511,364	59,904	0	0
Paul W. Sandman(4)	0	0	0	0

(1) 2008 stock options and DSUs were granted as of February 12, 2008; stock options had an exercise price of $12.52, the closing price of our common stock on February 12, 2008.

(2) 2009 stock options and DSUs were granted as of February 24, 2009; stock options had an exercise price of $8.30, the closing price of our common stock on February 24, 2009.

(3) Mr. LaViolette retired as Chief Operating Officer on June 30, 2008 and from Boston Scientific on December 31, 2008.

(4) Mr. Sandman retired from Boston Scientific on February 29, 2008.

In addition to the annual equity awards in the table above, on July 29, 2008, in connection with his new role as Executive Vice President and Group President, Cardiac Rhythm Management and the increased responsibilities of his new role, Mr. Colen received 189,220 stock options with an exercise price of $12.00 per share (the closing price of the stock on the date of the grant), which vest in four equal annual installments beginning on the first anniversary of the date of the grant, and 22,917 DSUs, which vest in five equal annual installments beginning on the first anniversary of the date of the grant.

CEO. Our CEO has not been awarded an equity grant since 2006. Watson Wyatt advised our Compensation Committee that our CEO's historical equity grants have little incentive value due to the decline in our stock price. In order to continue to promote stockholder alignment and incent Mr. Tobin, on February 24, 2009 the Compensation Committee approved a stock option grant for 2,000,000 shares at an exercise price of $8.30 (the fair market value on the date of grant), vesting in equal annual installments over the next four years. Pursuant to the terms of this grant, vesting would accelerate upon retirement provided retirement occurs after December 31, 2010.

Executive Stock Ownership Guidelines. Our executive officers are required to have a significant personal investment in Boston Scientific through their ownership of our shares. The Board has adopted stock ownership guidelines for executive officers in the following amounts:

- Chief Executive Officer: 240,000 shares
- Executive Vice Presidents: 75,000 shares
- Senior Vice Presidents: 20,000 shares

Each executive officer is expected to attain his or her ownership target within five years after February 20, 2007 (the date the guidelines were adopted) or such individual becoming an executive officer, whichever is later. All of our executives either currently meet our executive stock ownership guidelines or we expect that they will meet these guidelines within five years. The Nominating and Governance Committee monitors compliance with these guidelines on an annual basis.

Other/Special Recognition Awards

In addition to the three primary elements of direct compensation described above, we periodically make special recognition awards in cash and/or stock in recognition of special circumstances. For example, in February 2008 our Compensation Committee approved special retention awards to certain of our executives who are critical to the organization and who the Compensation Committee wanted to encourage to remain with the Company during a challenging time. The Compensation Committee determined that these selected executives held existing equity in the Company that had minimal retentive value given our stock price declines. The selected executives were permitted to choose the form of the retention award among a combination of stock options, DSUs and cash. The stock retention grants vest ratably over a two year period. The cash grants are paid in two equal installments in February 2009 and February 2010. The NEOs among these selected executives who received a retention award on February 12, 2008 were Mr. Colen, who received 76,705 stock options with an exercise price of $12.52 per share and 26,957 DSUs, Mr. McConnell, who received 16,573 DSUs and $207,500 in cash and Mr. McFaul, who received 136,364 stock options with an exercise price of $12.52 per share.

Elements of Indirect Pay

In addition to the direct pay elements described above, we also provide our executives with indirect pay in the form of benefits. We believe that offering our executives certain benefits facilitates the operation of our business, allows them to better focus their time, attention and capabilities on our business and assists the

Company in recruiting and retaining key executives. We also believe that the benefits offered to our executives are generally consistent with practices among companies in our peer group, as well as large companies within broader industry segments.

General. Our benefits program, which is available to our NEOs, is intended to provide financial protection and security for our executives and to reward them for the total commitment we expect from them in service to us. Our executives' benefits program consists of three key elements: health and welfare plans based principally on a preferred provider model with the executives sharing approximately 20% of the cost; Company-paid life insurance of three times base salary (up to a $1 million benefit payable upon death); and a qualified 401(k) retirement plan with a Company match of up to 6% of base pay. Other elements include benefits available to all of our employees, including executives, such as Company-paid disability benefits and the ability to participate in our Global Employee Stock Ownership Plan, which entitles our employees to purchase our stock at a 10% discount.

Relocation. We also have an Executive Relocation Policy for our executive officers who are requested by us to move in connection with their current job and for newly hired employees who will become executive officers of Boston Scientific and who are required to move in connection with accepting a job with us. The policy covers reasonable expenses associated with the move and certain relocation services to minimize the inconvenience of moving. The policy also includes a cost of living allowance (COLA) for executives whose cost of living increases at least eight percent from their previous location of residence, paid as taxable income over four years in decreasing percentages. The actual amount of each COLA is determined by an external consulting firm. In 2008, we paid $47,400 to Mr. Leno for his COLA in connection with his move to Massachusetts in 2007.

We also have a Temporary International Assignment Repatriation Policy that is broadly applicable to all of our employees who are requested by us to move overseas or are repatriated in connection with their current job or promotion, or for newly hired employees who are required to move overseas in connection with accepting a job with us. The policy covers reasonable expenses associated with the move and certain relocation services to minimize the inconvenience of moving. In 2008, we paid $948,959 under our Repatriation Policy to relocate Mr. McFaul from Japan to the United States in connection with his promotion to Senior Vice President and President, International ($882,049 of this amount was included in Mr. McFaul's income, of which $284,562 represents a gross-up to cover tax-related obligations).

Executive Allowance. Pursuant to our Executive Allowance Plan, we provide a cash allowance to eligible executives in lieu of perquisites typically provided by other companies, such as company cars, health care costs not otherwise covered or tax planning services, which we do not provide to our executives. Under this plan, our executive officers receive $25,000 per year, which is not specifically allocated to any particular item and they are entitled to spend it in their discretion.

Executive Life Insurance. We make annual payments to certain executives equal to the premium for executive life insurance (plus a gross-up amount for tax purposes). These payments represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004. Three of our NEOs, Messrs. Colen, LaViolette and Sandman, received executive life insurance payments (in lieu of Company-paid life insurance) in 2008 as reflected in the Summary Compensation Table on page 39 under the column All Other Compensation.

401(k) Excess Benefit Plan. In connection with a one-time special contribution we made to our 401(k) Retirement Savings Plan for the benefit of our employees announced in September 2004, we adopted in June 2005 an Excess Benefit Plan. The Excess Benefit Plan is a non-qualified deferred compensation plan designed to provide specific supplemental benefits to those employees who would have exceeded the 2004 IRS contribution limits if the special contribution had been made to their 401(k) plan accounts. The Excess Benefit Plan was established to accept the "overflow" contributions on behalf of those employees, including our executive officers. Messrs. Leno and McConnell were not employed by us in 2004 when the 401(k) contribution was made and so do not participate in this plan.

Airplane Usage. Our CEO is permitted personal use of our corporate aircraft. Other executive officers are permitted personal use of the corporate aircraft only with the prior permission of the CEO. In 2008, the only NEOs who used the corporate aircraft for personal use were Messrs. Tobin and Leno. In addition, Mr. LaViolette used the aircraft for personal use in December 2007. Under current IRS rules, we impute income to the executive officer for an amount based on Standard Industry Fare Level (SIFL) rates set by the US Department of Transportation. This imputed income amount is included in an executive officer's earnings at the end of the year and reported as income to the IRS. The IRS has set limitations on the amount we can deduct when using the SIFL method to impute income to the employee for personal use of the corporate aircraft. We calculate disallowed deductions for tax purposes from December 1 of the previous tax year through November 30th of the current tax year and therefore a disallowed deduction attributable to Mr. LaViolette for his personal use of the aircraft in December 2007 was captured in the 2008 tax year. In 2008, $209,079 of disallowed deductions were attributable to Mr. Tobin and $26,207 (including a "gross-up" of $8,613 to cover tax-related obligations) of disallowed deductions were attributable to Mr. Leno for their personal use of the aircraft and $26,697 of disallowed deductions were attributable to Mr. LaViolette's personal use of the aircraft. The incremental cost of Mr. Tobin's and Mr. Leno's personal use of the aircraft is reflected in the Summary Compensation Table on page 39 in the column All Other Compensation. Further information regarding Mr. LaViolette's personal use of the aircraft is discussed in footnote c to the Summary Compensation Table on page 41.

Tax and Accounting Considerations

Tax Considerations. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the company's chief executive officer and the four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. Generally, we have structured performance-based components of the compensation paid to our executive officers in a manner intended to satisfy these requirements without negatively affecting our overall compensation strategy. Our 2000 and 2003 Long-Term Incentive Plans incorporate provisions intended to comply with Section 162(m) of the Code. Incentive awards under our Performance Incentive Plan are considered performance-based awards under our Long-Term Incentive Plans, which are stockholder approved plans. For this reason, annual performance incentive amounts paid to our NEOs are not subject to the 162(m) deduction limit. For 2008, the IRS Section 162(m) limit was exceeded with respect to Messrs. Tobin and McFaul. Mr. Tobin received total compensation in excess of the individual $1 million limit equal to $63,957, resulting in an estimated incremental cost of $24,012 attributable to the lost corporate tax deduction. Mr. McFaul received total compensation in excess of the $1 million limit equal to $473,467, resulting in an estimated incremental cost of $177,787 attributable to the lost corporate tax deduction.

We have designed our compensation programs and awards to executive officers to comply with the provisions of Section 409A of the Internal Revenue Code. For example, payments made to our executive officers under our Executive Retirement Plan are payable in the first payroll period after the last day of the six-month period following the date of the executive officer's retirement. In addition, in February 2006 Mr. Tobin was granted an award of 250,000 DSUs; however, upon vesting, we will not issue shares to Mr. Tobin until the seventh month following the cessation of his employment with the Company.

Under our Retention Agreements (described below), we will compensate an executive for any excise tax liability he or she may incur by reason of payments made under the Retention Agreement. Watson Wyatt, independent compensation consultants, performed an analysis of the benefits that would become payable to an executive officer assuming that a change in control under the Retention Agreement occurred on December 31, 2008. Based on this analysis, Mr. Leno would be assessed an excise tax liability for purposes of Section 280G of the Internal Revenue Code as a result of payments made and benefits received under the Retention Agreement. The gross-up payments necessary to cover this excise tax liability would be $2,351,283.

Our Post-Employment and Change in Control Arrangements

With respect to each of our post-employment compensation arrangements detailed below, the Compensation Committee determined that both the terms and the payout levels of each arrangement are appropriate to accomplish the stated objective of each arrangement. The Compensation Committee considered each of the below-described arrangements as part of the tally sheet analysis it conducted regarding all elements of compensation for each of our executive officers and determined the reasonableness of each individual element of compensation and of the executive's compensation package as a whole. The Compensation Committee also considered the non-competition agreements, confidentiality agreements, non-solicitation agreements and releases of claims, as applicable, that the Company would receive in exchange from the executive prior to the receipt of post-employment termination benefits. In addition, the Compensation Committee feels that these arrangements are generally consistent with those arrangements being offered by our market peers. As a result, the Compensation Committee feels that the payout amounts under each arrangement are necessary to remain competitive in attracting and retaining executive talent. In 2008, the Compensation Committee asked its compensation consultant to conduct a formal analysis of each of these arrangements for reasonableness and market competitiveness. Watson Wyatt advised that our plans as constituted are currently appropriate and generally competitive in the marketplace. Watson Wyatt recommended continual review of these programs given the changing nature of the competitive landscape.

Executive Retirement. All of our executive officers, including our NEOs, are eligible to participate in our Executive Retirement Plan. The Executive Retirement Plan is intended to provide a clear and consistent approach to managing executive departures with a standard mutually understood separation and post employment relationship. The plan provides retiring executive officers with a lump sum benefit of 2.5 months of salary for each completed year of service, up to a maximum of 36 months pay. Receipt of payment is conditioned upon the retiring employee entering into a separation agreement with Boston Scientific, which includes a non-competition provision aimed at protecting the Company from the transfer of proprietary and business knowledge to competing companies. To be considered retired under the Executive Retirement Plan, an employee's age plus his or her years of service with Boston Scientific must be at least 65 years (provided that the employee is at least 55 years old and has been with Boston Scientific for at least 5 years). Mr. Leno's offer letter provides that he will be deemed to have met retirement eligibility under this Plan (i) upon his termination from employment for any reason (other than for cause) and assuming a period of employment of at least three years or (ii) upon his involuntary termination of employment for any reason (other than for cause) before completing a three year period of employment. Amounts accrued under this Plan are reflected in the Pension Benefits Table on page 49 and in the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

In connection with Mr. Sandman's retirement on February 29, 2008, he received $1,464,002, reflecting the maximum 36 months of pay for which he was eligible under our Executive Retirement Plan. Mr. Sandman was at least 55 years old at retirement and had been with Boston Scientific for 15 years. Mr. Sandman received this payment on September 19, 2008 per our Executive Retirement Plan terms at the time, which at the time called for payment on the 181st day following retirement.

On June 30, 2008, Mr. LaViolette retired as our Chief Operating Officer and as a member of our Executive Committee, at which time he became a Senior Advisor to the Company. Accordingly, Mr. LaViolette's participation in our Executive Allowance Plan ceased on June 30, 2008 and we made a final pro rated payment of $12,500 to Mr. LaViolette under the Executive Allowance Plan in July 2008. Mr. LaViolette fully retired from the Company on December 31, 2008. Due to the unique nature of Mr. LaViolette's retirement as COO and his ongoing critical duties and responsibilities as Senior Advisor with respect to our corporate warning letter and related matters, we entered into a Transition and Separation Agreement with Mr. LaViolette (the Agreement). Pursuant to the terms of the Agreement, Mr. LaViolette was paid his annual base salary of $750,000 through December 31, 2008 and was eligible to receive a 2008 bonus equal to 90% of his annual base salary, or $675,000, under our 2008 Performance Incentive Plan for performance of his duties as COO and Senior Advisor. As part of the Agreement, Mr. LaViolette agreed to forego any payments or benefits to which he may have been entitled under our Executive Retirement Plan or Employee Severance Pay Plan. In addition, we will consider the possibility of awarding Mr. LaViolette a bonus based on his leadership in connection with FDA-related matters through December 31, 2008. Under the Agreement, we also agreed to continue making premium payments on behalf of Mr. LaViolette, plus tax gross-up payments, pursuant to the executive life insurance arrangement for Mr. LaViolette that we had funded. During his tenure as Senior Advisor, we paid a qualified financial planning advisor $25,000 on behalf of Mr. LaViolette. We also reimbursed Mr. LaViolette for $44,773 in legal fees associated with negotiation of his Transition and Separation Agreement (this amount was included in Mr. LaViolette's income, of which $14,773 represents a gross-up to cover tax-related obligations).

Further pursuant to the Agreement, Mr. LaViolette entered into a Release Agreement following his retirement on December 31, 2008, and, as a result, we paid him a 2009 Separation Payment of $5,440,500 on January 23, 2009. We will also pay a separation payment of $1,813,500 in January 2010, provided Mr. LaViolette has complied with all requirements in the Agreement and the Release Agreement.

A copy of the Transition and Separation Agreement, dated May 30, 2008, was filed with the SEC on Form 8-K on June 3, 2008.

Consulting Arrangements. The Executive Retirement Plan provides our CEO with the discretion to cause the Company to enter into consulting arrangements with retiring executives, including our NEOs. The purpose of these consulting arrangements is to ensure smooth executive transitions, including prudent transfer of business knowledge as well as day to day project support, as needed. A consulting arrangement could provide for up to a $100,000 retainer for up to 50 days of specified consulting services and a $3,000 per diem fee thereafter for services actually rendered for the first year and, for future years, a $2,000 per diem fee for all services actually rendered. In 2008, we did not enter into any consulting arrangements with any of our NEOs under this Plan.

Executive Life Insurance. Certain of our executive officers receive payments equal to the premium for executive life insurance (plus "gross-up" amounts for tax purposes). These payments represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004. Following retirement or termination (other than for cause), we will continue to make these payments to certain executives for a period ending on the tenth anniversary of the policy initiation date or, in some circumstances, such other date as would allow the policy to become self-funding. Three of our NEOs, Messrs. Colen, LaViolette and Sandman, are eligible to receive executive life insurance payments upon retirement or termination (other than for cause), as detailed in footnote 7 to the Potential Payments upon Termination or Change in Control Tables beginning on page 53. For more information on the Executive Life Insurance plan, see the Compensation Discussion & Analysis section entitled "Elements of Indirect Pay" on page 33.

Retention Agreements. Our key executives, including our NEOs, have Retention Agreements with us. The possibility of a change in control and the uncertainty that it may raise among our key executives as to their continued employment after or in connection with the change in control may result in the departure or distraction of our key executives. The purpose of the Retention Agreements is to retain our key executives and reinforce and encourage their continued attention and dedication during this potentially critical time, even if they fear that their position will be terminated after or in connection with the change in control. In addition, the Compensation Committee has been advised by its compensation consultants that the terms of these agreements are market competitive within our peer group. In general, the Retention Agreements entitle key executives to a lump sum payment of three times the sum of (i) the executive's base salary, (ii) assumed on-plan incentive bonus (or prior year's bonus, if higher), and (iii) the annual executive allowance ($25,000), if either the executive's employment is terminated by us without cause or by the executive for good reason, in each event following a change in control (a "double trigger" feature). For purposes of these agreements, "cause" generally means willfully engaging in criminal or fraudulent acts or gross misconduct that is demonstrably and materially injurious to us. "Good reason" generally means a meaningful alteration in position or responsibilities from those in effect prior to the change in control, a reduction in annual base salary, a relocation of more than 50 miles, a failure by us to continue in effect any incentive plan, a failure by us to provide comparable benefits, or a failure by us to pay any amounts owed in salary, bonus or reimbursement. The executive is also entitled to continuation of health and other welfare benefits for three years. In addition, we compensate the executive for any excise tax liability he or she may incur by reason of payments made under the agreement. In exchange, the executive must enter into an agreement containing confidentiality restrictions and a three-year non-solicitation obligation. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

Long-Term Incentive Plans. Employees, including our NEOs, are eligible to receive equity awards under our Long-Term Incentive Plans. Generally, equity awards granted to our executive officers, including our NEOs, under these Plans will become immediately exercisable in the event of a "change in control" or "Covered Transaction" as defined in the Plans. Additionally, under certain circumstances in the event of a "change in control" or Covered Transaction, equity awards granted under (i) our 1992 Long-Term Incentive

Plan prior to October 31, 2001 will become immediately exercisable and the value of all outstanding stock options will be cashed out, (ii) our 1995 Long-Term Incentive Plan prior to October 31, 2001 will, unless otherwise determined by our Compensation Committee, become immediately exercisable and automatically converted into an option or other award of the surviving entity, and (iii) our 2000 Long-Term Incentive Plan prior to December 2000 will become immediately exercisable and/or converted into an option or other award of the surviving entity. The Compensation Committee has been advised by our compensation consultants that the acceleration provisions of these plans are market competitive within our peer group. For more details, please refer to the Potential Payments upon Termination or Change in Control Tables beginning on page 53.

Performance Incentive Plan. All of our salaried employees, including our NEOs, are eligible to participate in our Performance Incentive Plan. The purpose of our Performance Incentive Plan is to align the interests of our employees with those of the Company by providing incentives for the achievement of key business milestones and individual performance objectives. Participants generally must be employed by us on December 31 of the plan year in order to be eligible for their incentive performance award for that year. However, in the event of certain involuntary terminations without cause or death, participants may receive their performance incentive awards for the year on a prorated basis based on the percentage of the year the participant was employed by us and eligible to participate. In addition, participants who retire before the end of the year but who have otherwise met all plan eligibility requirements and who, as of the date they retired, had attained the age of 50, accrued at least five years of service and whose age plus years of service equals or exceeds 62, may receive their performance incentive awards for the year on a prorated basis based on the percentage of the year the participant was employed by us and eligible to participate.

Employee Severance Pay Plan. All of our salaried employees are eligible to receive severance payments and benefits under our Employee Severance Pay Plan in the event of certain involuntary terminations. Under the Plan, director level and above exempt employees, including our NEOs, are eligible for severance payments and benefits (salary and benefits continuation) equal to one month of severance payments and benefits per each year of service to the Company (with a minimum benefit of 6 months) up to a maximum of 12 months. Executives, including our NEOs, who are eligible to receive payments under our Executive Retirement Plan are not also eligible to receive payments and benefits under the Employee Severance Pay Plan.

Our Equity Award Grant Practices

With respect to awards made after January 1, 2008, the Company makes annual equity awards in February, in order to give the Compensation Committee the benefit of a completed year of performance prior to making grants. The February meeting typically falls during the open trading window following the release of our earnings results. In the event that a February meeting does not fall within an open window period, the equity award is granted as of the first business day of the next open window period. In addition, promotion, special recognition and retention awards are granted on the first business day of the next open window period following approval by the Compensation Committee. New hire awards for non-executive officers are approved by the CEO (pursuant to applicable equity award guidelines for each job position) under the authority delegated to him by the Compensation Committee and are effective on the later of the date of hire or the CEO's approval. New hire awards for executive officers require approval of the Compensation Committee. All stock options are granted with an exercise price equal to the closing price of our common stock on the date of grant. We have not engaged in the practice of granting discounted stock options or backdating our stock options.

COMPENSATION COMMITTEE REPORT

The Executive Compensation and Human Resources Committee of the Board of Directors of Boston Scientific has reviewed and discussed the Compensation Discussion & Analysis contained in this Proxy Statement with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

THE COMPENSATION COMMITTEE

Warren B. Rudman, *Chairman*
John E. Pepper
Ray J. Groves
Kristina M. Johnson

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of our NEOs for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006. For a narrative description of material factors helpful to an understanding of the information disclosed in the table below, see the Compensation Discussion & Analysis beginning on page 20.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
James R. Tobin* President and Chief Executive Officer	2008	$989,572	$ 0	$6,121,370	$ 187,484	$885,664	$260,212	$ 220,499	$ 8,664,801
	2007	$959,805	$ 0	$6,104,645	$ 639,388	$710,867	$262,589	$ 334,518	$ 9,011,812
	2006	$922,576	$ 0	$5,102,711	$1,398,787	$324,100	$300,570	$ 311,822	$ 8,360,566
Sam R. Leno(8) Executive Vice President of Finance and Information Systems and Chief Financial Officer	2008	$621,721	$ 0	$1,732,968	$3,185,693	$556,875	$110,850	$ 113,148	$ 6,321,255
	2007	$345,205	$ 0	$ 910,381	$1,570,690	$530,388	$ 63,920	$ 893,664	$ 4,314,248
	2006	—	—	—	—	—	—	—	—
Fredericus A. Colen Executive Vice President and Group President, CRM	2008	$566,066	$ 0	$1,168,517	$2,270,355	$465,548	$228,664	$ 93,435	$ 4,792,585
	2007	$534,632	$ 0	$ 405,081	$ 683,118	$472,101	$197,773	$ 97,762	$ 2,390,467
	2006	$488,341	$ 0	$ 960,206	$1,547,955	$469,500	$198,530	$ 108,772	$ 3,773,304
William F. McConnell Jr.(8) Senior Vice President for Sales, Marketing and Business Strategies, CRM	2008	$428,033	$207,500	$ 786,398	$ 995,613	$335,239	$118,740	$ 45,967	$ 2,917,490
	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
David W. McFaul(8) Senior Vice President, International	2008	$404,344	$ 0	$ 249,220	$1,242,823	$300,713	$596,682	$ 991,085	$ 3,784,867
	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Paul A. LaViolette** Former Chief Operating Officer	2008	$746,721	$ 0	$2,327,991	$3,295,772	$675,000	$218,795	$7,441,567	$14,705,846
	2007	$716,274	$ 0	$ 441,931	$ 950,776	$640,886	$264,819	$ 147,035	$ 3,161,721
	2006	$660,000	$ 0	$ 447,556	$1,431,543	$616,400	$263,334	$ 144,726	$ 3,563,559
Paul W. Sandman(8)*** Former Executive Vice President and General Counsel	2008	$ 80,219	$ 0	$ 636,965	$ 493,355	$ 57,974	$ 0	$1,550,321	$ 2,818,834
	2007	—	—	—	—	—	—	—	—
	2006	$460,027	$400,000	$ 358,242	$ 938,726	$344,600	$224,265	$ 133,797	$ 2,859,657

* The amounts included in the "Stock Awards" and "Total" columns for Mr. Tobin include $4,528,760 of compensation cost we recognized for financial reporting purposes in 2008 in accordance with Statement of Financial Accounting Standards No. 123(R) for the 2,000,000 share performance-based deferred stock unit award we granted him on February 28, 2006. Since the share price performance goals associated with this award have not been met, no deferred stock units have vested and thus the realized value of those deferred stock units at December 31, 2008 is $0. For more detailed information about the vesting requirements and performance criteria for this deferred stock unit award, see footnote 10 to the Potential Payments upon Termination or Change in Control Tables on page 63.

** Mr. LaViolette retired from the Company on December 31, 2008.

*** Mr. Sandman retired from the Company on February 29, 2008.

(1) Base salaries for our executive officers are effective for one year starting in mid-February of each year. The amounts listed in this column for 2008 reflect an amount calculated by prorating 2007 salaries from January 1, 2008 through mid-February 2008 and 2008 salaries for the remainder of the year. These

figures will differ from those in the Compensation Discussion & Analysis section, which lists amounts actually approved by the Compensation Committee. Mr. Sandman's salary in 2008 is through his retirement date of February 29, 2008.

(2) Messrs. Colen, McConnell and McFaul, along with other executives, were each awarded a retention bonus in February 2008. The executives, including these NEOs, were permitted to select the form of award among a combination of stock options, deferred stock units and cash. The amount in this column for Mr. McConnell in 2008 represents the amount of his retention award he elected to take in cash. For information as to the amount of their respective awards Messrs. Colen, McConnell and McFaul elected to take in stock options and deferred stock units, see Grants of Plan Based Awards on page 43. For additional information about these retention awards see the Compensation Discussion & Analysis section titled "Other/Special Recognition Awards" on page 33.

(3) The amounts included in the "Stock Awards" column represent the compensation cost we recognized for financial reporting purposes in each year for deferred stock unit awards granted in the relevant year and in prior periods in accordance with Statement of Financial Accounting Standards No. 123(R). For a discussion of our valuation assumptions for 2008 figures, see Note N to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. Please see the Grants of Plan Based Awards Table on page 43 for more information regarding the stock awards we granted in 2008. For a discussion of our valuation assumptions for 2007 and 2006 figures, see Note N and Note L to our consolidated financial statements included in our annual report on Form 10-K for the years ended December 31, 2007 and December 31, 2006, respectively.

(4) The amounts included in the "Option Awards" column represent the compensation cost we recognized for financial reporting purposes in each year for stock option awards granted in the relevant year and in prior periods in accordance with Statement of Financial Accounting Standards No. 123(R). For a discussion of the valuation assumptions for 2008 figures, see Note N to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. Please see the Grants of Plan Based Awards Table on page 43 for more information regarding the option awards we granted in 2008. For a discussion of our valuation assumptions for 2007 and 2006 figures, see Note N and Note L to our consolidated financial statements included in our annual report on Form 10-K for the years ended December 31, 2007 and December 31, 2006, respectively.

(5) Amounts in the "Non-Equity Incentive Plan Compensation" column represent cash payments made in February 2009 for our NEOs' 2008 performance under the Boston Scientific 2008 Performance Incentive Plan.

(6) The amounts shown in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect the change in the actuarial present value of the accumulated benefit under our Executive Retirement Plan for each fiscal year end as compared to the prior fiscal year end. Please see the Pension Benefits Table on page 49 for more information regarding the accrued benefits for each NEO under this plan. Amounts from the Nonqualified Deferred Compensation Table found on page 51 are not reflected in this column since the earnings or losses for our 401(k) Excess Benefit Plan were neither above market nor preferential.

(7) The amounts shown for 2008 in the "All Other Compensation" column are comprised of the following components:

Name	Match (401(k) Plan) (a)	Executive Allowance (b)	Personal Use of Aircraft (c)	Term Life Insurance (d)	Other Life Insurance Premium (e)	Relocation (f)	Severance Payments Upon Termination (g)	Total All Other Compensation
James R. Tobin	$13,800	$25,000	$172,975	$7,920	$ —	$ —	—	$ 219,695
Sam R. Leno	$13,800	$25,000	$ 18,620	$7,524	$ —	$ 47,400	—	$ 112,344
Fredericus A. Colen	$13,800	$25,000	$ —	$ —	$54,595	$ —	—	$ 93,395
Williams F. McConnell Jr.	$13,800	$25,000	$ —	$6,363	$ —	$ —	—	$ 45,163
David McFaul	$13,800	$25,000	$ —	$2,522	$ —	$948,959	—	$ 990,281
Paul A. LaViolette*	$13,800	$12,500	$ —	$ 403	$91,051	$ —	$7,254,000	$7,441,527[h]
Paul W. Sandman**	$ 5,631	$ 4,167	$ —	$ —	$76,514	$ —	$1,464,002	$1,550,314[i]

* Mr. LaViolette retired from the Company on December 31, 2008.

** Mr. Sandman retired from the Company on February 29, 2008.

(a) The amounts shown in this column represent matching contributions for each NEO under our 401(k) Retirement Savings Plan. All individual and matching contributions to the 401(k) Retirement Savings Plan are fully vested upon contribution. Mr. Sandman's amount was prorated because he retired from the Company on February 29, 2008.

(b) Pursuant to our Executive Allowance Plan, we provide a cash allowance to eligible executives in lieu of perquisites typically provided by other companies, such as company cars, health care costs not otherwise covered or tax planning services, which we do not provide to our executives. Under this plan, our executive officers receive $25,000 per year, which is not specifically allocated to any particular item and they are entitled to spend it in their discretion. Mr. Sandman's amount was prorated because he retired from the Company on February 29, 2008. Mr. LaViolette's amount was prorated because he retired from the Executive Committee on June 30, 2008. For additional information about our Executive Allowance Plan, see the Compensation Discussion & Analysis section titled "Executive Allowance" on page 34.

(c) The amounts reflected in the "Personal Use of Corporate Aircraft" column represent the incremental costs to us for Messrs. Tobin's and Leno's personal use of our corporate aircraft (including a $8,613 gross-up amount for Mr. Leno to cover tax-related obligations). We calculate the incremental cost to us by dividing the number of miles the corporate aircraft has flown per month by the associated monthly variable operating costs for the corporate aircraft, including the "dead head" costs of flying the aircraft to and from locations for personal use. This dollar per mile amount is then multiplied by the number of miles flown for personal use of the aircraft during the month. Since the corporate aircraft is used predominately for business travel, we do not include the monthly fixed operating costs, such as pilot salary, general taxes and insurance, in the incremental cost calculation. Incremental cost does not include amounts attributable to the NEO for increased income taxes we incurred in 2008 as a result of disallowed deductions related to that personal use under IRS rules. For 2008, the reflected amounts exclude $209,079 of disallowed deduction attributable to Mr. Tobin and $26,207 of disallowed deduction attributable to Mr. Leno for personal use of the aircraft by them and certain family members in 2008, respectively. In addition, in 2008 $26,697 of disallowed deduction was attributable to Mr. LaViolette for his personal use of the aircraft in December 2007 because we calculate disallowed deductions for tax purposes from December 1 of the previous tax year through November 30th of the current tax year. The incremental costs to us for Mr. LaViolette's personal use of the aircraft in December 2007 were disclosed in our 2008 proxy statement.

(d) Amounts in the "Term Life Insurance" column include premiums and the imputed income attributable to Messrs. Tobin, Leno, McConnell, McFaul and LaViolette for term life insurance. Mr. LaViolette's amount is prorated because in March 2008 he elected to terminate his election to receive additional coverage under the Term Life Insurance policy. For each of Messrs. Tobin, Leno, McConnell and McFaul, the premium paid was $804. For Messrs. Colen and LaViolette, the premium paid was $40. For Mr. Sandman, the premium paid was $7.

(e) Amounts in the "Other Life Insurance Premium" column represent amounts paid to certain of the NEOs to fund premiums for universal life insurance and imputed income related to our termination of a previously established split dollar life insurance program. The amounts include a "gross-up" amount to cover related tax obligations: $26,961 for Mr. Colen, $41,494 for Mr. LaViolette and $38,791 for Mr. Sandman.

(f) Amounts in this column represent a cost of living allowance paid to Mr. Leno pursuant to our Executive Relocation Policy and relocation costs paid to Mr. McFaul pursuant to our Temporary International Assignment Repatriation Policy. The amount reflected for Mr. McFaul includes a $284,562 gross-up amount to cover related tax obligations. For additional information about our Executive Relocation Policy and our Temporary International Assignment Repatriation Policy, see the Compensation Discussion & Analysis section titled "Relocation" on page 34.

(g) The amounts in the "Severance Payments Upon Termination" column represents the severance payments made to Mr. Sandman upon his February 29, 2008 retirement pursuant to our Executive Retirement Plan and the aggregate payment to be made to Mr. LaViolette pursuant to his Transition and Separation Agreement. In January 2009, Mr. LaViolette received an initial separation payment of $5,440,500. The balance of $1,813,500 will be paid to Mr. LaViolette in January 2010, subject to his continued compliance with his Transition and Separation Agreement. For additional information about our Executive Retirement Plan, see the Compensation Discussion & Analysis section titled "Our Post-Employment and Change in Control Arrangements" on page 35 and the Pension Benefits table on page 49. For additional information on Mr. LaViolette's Transition and Separation Agreement, see the Compensation Discussion & Analysis section titled "Executive Retirement" on page 36.

(h) Included in this total, among other items disclosed in columns (a) through (f), is (i) $25,000 the Company paid to a qualified financial planning advisor on behalf of Mr. LaViolette in connection with his Transition and Separation Agreement, (ii) $44,773 paid to Mr. LaViolette for legal fees associated with negotiation of his Transition and Separation Agreement, of which $14,773 represents a gross-up to cover related tax obligations, and (iii) the severance payment reported in "Severance Payments Upon Termination" and described in footnote (g).

(i) Included in this total, among other items disclosed in columns (a) through (f), is $5,943 paid to Mr. Sandman for accrued vacation not taken prior to his retirement on February 29, 2008 and the severance payment reported in "Severance Payments Upon Termination" and described in footnote (g).

(8) These executive officers were not NEOs for each of the three years reported in this table. In accordance with SEC rules, we are reporting data only for the years in which these executive officers were NEOs.

GRANTS OF PLAN BASED AWARDS

The table below shows each grant of an award made to an NEO under any plan during the year ended December 31, 2008. For a narrative description of material factors helpful for an understanding of the information in the table below, see the Compensation Discussion & Analysis beginning on page 20.

		Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(2)	(#)(2)	($/Sh)	($)
James R. Tobin		$0	$1,192,800	$3,578,400	—	—	—				
Sam R. Leno		$0	$ 468,750	$1,406,250	—	—	—				
	2/12/08(3)							54,912			$ 687,498
	2/12/08(3)								468,750	$12.52	$2,071,875
Fredericus A. Colen		$0	$ 427,500	$1,282,500	—	—	—				
	2/12/08(3)							29,952			$ 374,999
	2/12/08(4)							26,957			$ 337,502
	2/12/08(3)								255,682	$12.52	$1,130,114
	2/12/08(4)								76,705	$12.52	$ 339,036
	7/29/08							22,917			$ 275,004
	7/29/08								189,220	$12.00	$ 824,999
William F. McConnell, Jr.		$0	$ 322,500	$ 967,500	—	—	—				
	2/12/08(3)							19,968			$ 249,999
	2/12/08(4)							16,573			$ 207,494
	2/12/08(3)								170,455	$12.52	$ 753,411
David McFaul		$0	$ 303,750	$ 911,250	—	—	—				
	2/12/08(3)							13,978			$ 175,005
	2/12/08(3)								119,318	$12.52	$ 527,386
	2/12/08(4)								136,364	$12.52	$ 602,729
Paul A. LaViolette(5)*		$0	$ 675,000	$ 675,000							
	2/12/08(3)							59,904			$ 749,998
	2/12/08(3)								511,364	$12.52	$2,260,229
Paul W. Sandman(6)**		$0	$ 57,974	$ 57,974							

* Mr. LaViolette retired from the Company on December 31, 2008.

** Mr. Sandman retired from the Company on February 29, 2008.

(1) These columns reflect threshold, target and maximum payouts under the Performance Incentive Plan for 2008. Because of the quality component of 2008 Performance Incentive Plan, the threshold is $0.00. The actual amount earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information about our Performance Incentive Plan is included in the Compensation Discussion & Analysis beginning on page 20.

(2) These columns reflect the number of deferred stock units and stock options granted under our 2000 and 2003 Long-Term Incentive Plans during 2008. These awards are also described in the Outstanding Equity Awards at Fiscal Year-End Table on page 45.

(3) This award was granted as part of our annual merit review process.

(4) This award represents the amount of retention award elected to be taken in deferred stock units or stock options, as appropriate. For information regarding the amount of retention award elected to be taken in cash by Mr. McConnell, see the Summary Compensation Table on page 39. For additional information about these retention awards, see the Compensation Discussion & Analysis section titled "Other/Special Recognition Awards" on page 33.

(5) Mr. LaViolette retired from the Company on December 31, 2008 and was guaranteed a Performance Incentive Plan award of $675,000 pursuant to the terms of his Transition and Separation Agreement. For discussion of the payments and benefits payable to Mr. LaViolette in connection with his retirement, please see the description of his Transition and Separation Agreement in the Compensation Discussion & Analysis section titled "Our Post-Employment and Change in Control Arrangments" on page 35.

(6) Mr. Sandman received a prorated bonus because he retired from the Company on February 29, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

This table shows unexercised options, stock that has not vested and equity incentive plan awards for each NEO outstanding as of December 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
James R. Tobin	2,000,000			$ 17.00	3/17/09				
	180,000			$14.1563	5/9/10				
	130,000			$ 8.50	7/25/10				
	90,000			$ 12.50	12/17/11				
	200,000			$ 21.78	2/25/13				
	200,000			$ 33.80	12/16/13				
	168,750	56,250(2)		$ 34.29	1/3/15				
						125,000(3)	$ 967,500		
								400,000(4)	$3,096,000
Sam R. Leno	375,000	1,125,000(5)		$ 15.91	6/5/17				
	0	468,750(6)		$ 12.52	2/12/18				
						400,000(7)	$3,096,000		
						54,912(8)	$ 425,019		
Fredericus A. Colen	10,000			$ 7.905	2/27/11				
	25,000			$ 8.99	7/17/11				
	28,174			$ 12.50	12/17/11				
	120,000			$ 21.255	12/9/12				
	60,000			$ 34.79	12/11/13				
	45,000	15,000(2)		$ 34.29	1/3/15				
	40,000	60,000(9)		$ 26.89	7/1/15				
	65,000	65,000(10)		$ 21.93	5/8/16				
	0	255,682(6)		$ 12.52	2/12/18				
	0	76,705(11)		$ 12.52	2/12/18				
	0	189,220(12)		$ 12.00	7/29/18				
						24,000(13)	$ 185,760		
						34,125(14)	$ 264,128		
						29,952(8)	$ 231,828		
						26,957(15)	$ 208,647		
						22,917(16)	$ 177,378		
William F. McConnell, Jr.	186,446			$ 15.06	1/15/09				
	186,446			$ 14.30	1/14/10				
	186,446			$ 13.23	1/15/11				
	57,547			$ 17.61	4/01/14				
	61,750	61,750(10)		$ 21.93	5/08/16				
	0	170,455(6)		$ 12.52	2/12/18				
						31,575(14)	$ 244,391		
						24,150(14)	$ 186,921		
						42,056(17)	$ 325,513		
						36,187(18)	$ 280,087		
						19,968(8)	$ 154,552		
						16,573(15)	$ 128,275		

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)[1]
David McFaul	6,000			$ 17.875	4/19/09				
	4,000			$14.1563	5/09/10				
	4,000			$ 8.50	7/25/10				
	15,000			$ 12.95	12/11/11				
	7,500			$ 12.50	12/17/11				
	19,800			$ 21.255	12/09/12				
	5,100	5,100[10]		$ 21.93	5/08/16				
	14,324	14,326[19]		$ 15.91	10/31/16				
	0	119,318[6]		$ 12.52	2/12/18				
	0	136,364[11]		$ 12.52	2/12/18				
						9,840[13]	$ 76,162		
						2,625[14]	$ 20,318		
						7,935[20]	$ 61,417		
						805[21]	$ 6,231		
						1,577[22]	$ 12,206		
						1,905[22]	$ 14,745		
						7,107[23]	$ 55,008		
						37,330[24]	$288,934		
						13,978[8]	$108,190		
Paul A. LaViolette*	80,000			$ 17.875	4/19/09				
	120,000			$14.1563	5/9/10				
	120,000			$ 8.50	7/25/10				
	250,000			$ 6.125	12/6/10				
	60,000			$ 12.50	12/17/11				
	120,000			$ 21.255	12/9/12				
	75,000			$ 34.79	12/11/13				
	100,000			$ 34.29	1/3/15				
	250,000			$ 26.89	7/1/15				
	511,364			$ 12.52	2/12/18				
Paul W. Sandman**	40,000			$ 17.875	4/19/09				
	100,000			$14.1563	5/09/10				
	25,000			$ 8.50	7/25/10				
	50,000			$ 12.50	12/17/11				
	120,000			$ 21.255	12/09/12				
	60,000			$ 34.79	12/11/13				
	60,000			$ 34.29	1/03/15				
	100,000			$ 26.89	7/01/15				
	25,500			$ 20.60	5/17/16				

* Mr. LaViolette retired from the Company on December 31, 2008.

** Mr. Sandman retired from the Company on February 29, 2008.

(1) The amounts reflected as Market Value are based on the closing price of our common stock ($7.74) on December 31, 2008, the last business day of 2008, as reported on the New York Stock Exchange.

(2) These stock options represent the balance of stock options granted on January 3, 2005 and will vest on January 3, 2009.

(3) These deferred stock units represent the balance of deferred stock units awarded on February 28, 2006 and will vest on December 31, 2009, contingent on continued employment as of such date. The shares will be issued to Mr. Tobin during the seventh month following separation of service with us.

(4) On February 28, 2006, Mr. Tobin was awarded an opportunity to receive up to 2,000,000 performance-based deferred stock units that would vest in equal installments on December 31, 2008 and December 31, 2009 provided certain performance conditions have been satisfied. Deferred stock units that did not vest on December 31, 2008 may vest on December 31, 2009 provided the 2009 performance conditions are satisfied. No deferred stock units vested on December 31, 2008. In accordance with SEC rules, the number of unearned shares represents the lowest award level which has not yet been earned. The number of shares reflected in this column reflects the threshold award level since the minimum performance condition has not yet been satisfied. See further description of this award in the table for Mr. Tobin under Potential Payments Upon Termination or Change in Control beginning on page 53.

(5) These stock options represent the balance of stock options granted on June 5, 2007, which will vest in three equal annual installments beginning on June 5, 2009.

(6) These stock options were granted on February 12, 2008 and will vest in four equal annual installments beginning on February 12, 2009.

(7) These deferred stock units represent the balance of deferred stock units awarded on June 5, 2007, which will vest in four equal annual installments beginning on June 5, 2009.

(8) These deferred stock units were awarded on February 12, 2008 and will vest in five equal annual installments beginning on February 12, 2009.

(9) These stock options represent the balance of stock options granted on July 1, 2005, which will vest in three equal annual installments beginning on July 1, 2009.

(10) These stock options represent the balance of stock options granted on May 8, 2006, which will vest in two equal annual installments beginning on May 8, 2009.

(11) These stock options were granted on February 12, 2008 and will vest in two equal annual installments beginning on February 12, 2009.

(12) These stock options were granted on July 29, 2008 and will vest in four equal annual installments beginning on July 29, 2009.

(13) These deferred stock units represent the balance of deferred stock units awarded on July 1, 2005, which will vest in three equal annual installments beginning on July 1, 2009.

(14) These deferred stock units represent the balance of deferred stock units awarded on May 8, 2006, which will vest in three equal annual installments beginning on May 8, 2009.

(15) These deferred stock units were awarded on February 12, 2008 and will vest in two equal installments beginning on February 12, 2009.

(16) These deferred stock units were awarded on July 29, 2008 and will vest in five equal installments beginning on July 29, 2009.

(17) These deferred stock units represent the balance of deferred stock units awarded on February 13, 2007, which will vest in four equal annual installments beginning on February 13, 2009.

(18) These deferred stock units represent the balance of deferred stock units awarded on July 24, 2007, which will vest in four equal annual installments beginning on July 24, 2009.

(19) These stock options represent the balance of stock options granted on October 31, 2006, which will vest in two equal annual installments beginning on October 31, 2009.

(20) These deferred stock units represent the balance of deferred stock units awarded on October 31, 2006, which will vest in three equal annual installments beginning on October 31, 2009.

(21) These deferred stock units represent the balance of deferred stock units awarded on June 20, 2007 and will vest on June 20, 2009.

(22) These deferred stock units represent the balance of deferred stock units awarded on June 20, 2007, which will vest in two equal annual installments beginning on June 20, 2009.

(23) These deferred stock units represent the balance of deferred stock units awarded on June 20, 2007, which will vest in three equal annual installments beginning on June 20, 2009.

(24) These deferred stock units represent the balance of deferred stock units awarded on October 30, 2007, which will vest in four equal annual installments beginning on October 31, 2009.

OPTION EXERCISES AND STOCK VESTED

The stock options exercised by our NEOs and the deferred stock units that vested for our NEOs during the year ended December 31, 2008 are set forth in the following table.

Name	Number of Shares Acquired on Option Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
James R. Tobin	450,000	$1,404,250	125,000	$ 967,500
Sam R. Leno	—	—	100,000	$1,380,000
Fredericus A. Colen	—	—	19,375	$ 253,130
William F. McConnell, Jr.	—	—	38,135	$ 496,748
David McFaul	—	—	21,044	$ 219,403
Paul A. LaViolette*	—	—	139,904	$1,171,857
Paul W. Sandman**	30,000	$ 35,175	40,700	$ 512,413

* Mr. LaViolette retired from the Company on December 31, 2008.

** Mr. Sandman retired from the Company on February 29, 2008.

(1) The amounts shown in this column represent the number of shares acquired on exercise multiplied by the difference between the option exercise price and the market price on the date of exercise.

(2) The amounts shown in this column represent the number of shares vesting multiplied by the market price on the date of vesting.

PENSION BENEFITS

All of our executive officers, including our NEOs, are eligible to participate in our Executive Retirement Plan. The Executive Retirement Plan is intended to provide a clear and consistent approach to managing executive retirements with a standard, mutually-understood separation and post-employment relationship. The plan provides retiring executive officers with a lump sum benefit of 2.5 months of salary for each year of service, up to a maximum of 36 months pay. As of December 31, 2008, the amounts are payable on the 181st day following retirement. However, effective January 1, 2009, the amounts are payable in the first payroll period after the last day of the six-month period following retirement. Receipt of payment is conditioned upon the retiring employees entering into a separation agreement with Boston Scientific, which would include a non-competition provision that protects us from the transfer of proprietary and business knowledge to competing companies. To be considered retired under the Executive Retirement Plan, an employee's age plus his or her years of service with us must be at least 65 years (provided that the employee is at least 55 years old and has been with us for at least 5 years).

For retirement-eligible NEOs (Messrs. Tobin, Colen, McConnell and Sandman), the present value of accrued benefits is equivalent to the value of their lump sum benefit determined under the plan based on the NEO's base salary and number of years of credited service as of December 31, 2008. For those NEOs not yet eligible for retirement (Messrs. Leno, McFaul and LaViolette), the amounts reflected represent their current accrued benefit based on the NEO's salary and years of service as of December 31, 2008, discounted from the earliest retirement eligibility to December 31, 2008 using a discount rate of 6.25% per annum. This valuation methodology is consistent with the methodology we use for financial accounting purposes except that executives are assumed to remain employed at Boston Scientific until their earliest retirement age under the plan (or their age on December 31, if already eligible for retirement). For financial accounting purposes, the valuation considers the probability that the executives will achieve retirement age. Pursuant to the terms of his offer letter, Mr. Leno is eligible to receive benefits under the Executive Retirement Plan after 3 years of service.

The table below shows the present value of accumulated benefits payable to each of our NEOs, including the number of years of services credited to each NEO, under our Executive Retirement Plan as of December 31, 2008.

Name	Plan Name(1)	Number of Years of Credited Service (#)(2)	Present Value of Accumulated Benefits ($)(3)	Payments During Last Fiscal Year ($)
James R. Tobin	BSC Executive Retirement Plan	9.79	$2,027,369	$ 0
Sam R. Leno	BSC Executive Retirement Plan	1.58	$ 167,206	$ 0
Fredericus A. Colen	BSC Executive Retirement Plan	9.38	$1,113,876	$ 0
William F. McConnell, Jr.	BSC Executive Retirement Plan	10.33	$ 925,396	$ 0
David McFaul	BSC Executive Retirement Plan	13.32	$ 995,544	$ 0
Paul A. LaViolette(4)*	BSC Executive Retirement Plan	0	$1,757,779	$ 0
Paul W. Sandman(5)**	BSC Executive Retirement Plan	15.67	$ 0	$1,464,002

* Mr. LaViolette retired from the Company on December 31, 2008.

** Mr. Sandman retired from the Company on February 29, 2008.

(1) Base salaries for our executive officers are effective for one year starting in mid-February of each year. The amounts listed in this column for 2008 reflect an amount calculated by prorating 2007 salaries from January 1, 2008 through mid-February 2008 and 2008 salaries for the remainder of the year. These figures will differ from those in the Compensation Discussion & Analysis beginning on page 20. Mr. Sandman's salary in 2008 is through his retirement date of February 29, 2008.

(2) The numbers of years of credited service reflect the NEO's actual service with us. We do not credit additional years of service under the plan. Rather, the plan provides that the number of years of credited service is calculated through the NEO's last day worked. Partially completed years of service are prorated based on calendar days, and calculated to the second decimal point.

(3) For retirement-eligible NEOs (Messrs. Tobin, Colen, McConnell and Sandman), the amounts reflected in this column represent the value of their accrued benefit under the plan based on their base salary and number of years of credited service as of December 31, 2008, or in the case of Mr. Sandman, as of February 29, 2008, his retirement date. For NEOs not yet eligible for retirement under the plan (Messrs. Leno, McFaul and LaViolette), the amounts reflected in this column represent their accrued benefit under the plan based on their salary and number of years of service as of December 31, 2008 discounted from the earliest retirement eligibility date to December 31, 2008, using a discount rate of 6.25% per annum.

(4) Mr. LaViolette retired from Boston Scientific on December 31, 2008, but was not eligible for retirement under the plan. Pursuant to the terms of Mr. LaViolette's Transition and Separation Agreement, he agreed to forego any benefits under the plan to which he may have been entitled had he been eligible. For discussion of the payment and benefits payable to Mr. LaViolette in connection with his retirement, please see the description of his Transition and Separation Agreement in the Compensation Discussion & Analysis section titled "Our Post-Employment and Change in Control Arrangements" on page 35.

(5) Mr. Sandman retired from Boston Scientific on February 29, 2008 and therefore had no accumulated benefit on December 31, 2008. Pursuant to the terms of the Executive Retirement Plan at the time, Mr. Sandman was paid a lump sum benefit of $1,464,002 on September 19, 2008, the 181st day following his retirement. For further discussion of our Executive Retirement Plan, please see the Compensation Discussion & Analysis section titled "Our Post-Employment and Change in Control Arrangements" beginning on page 35.

NONQUALIFIED DEFERRED COMPENSATION

In connection with a one-time contribution we made to our 401(k) Retirement Savings Plan for the benefit of our employees announced in September 2004, we adopted a 401(k) Excess Benefit Plan in June 2005. The 401(k) Excess Benefit Plan is a non-qualified deferred compensation plan designed to provide specific supplemental benefits to those employees who would have exceeded the 2004 IRS contribution limits if the special contribution had been made to their 401(k) plan accounts. Accordingly, the Excess Benefit Plan was established to accept the "overflow" contributions on behalf of participating employees, including our NEOs.

Investment choices under the 401(k) Excess Benefit Plan are generally identical to our 401(k) Retirement Savings Plan except that executive officers may not elect to invest in the BSC Stock Fund or the Vanguard Retirement Savings Trust. The investment elections are made by each participant and may be changed daily. Generally, a lump sum cash payment of their account balance under the plan is made to participants determined to be "specified employees," including our NEOs, commencing no earlier than six months and one day following their "separation from service."

Legacy Guidant also maintains an excess benefit plan, the Guidant Excess Benefit Plan-Savings, with respect to its Guidant Employee Savings and Stock Ownership Plan. The Guidant Excess Benefit Plan-Savings is a non-qualified deferred compensation plan designed to provide specific supplemental benefits to certain highly compensated employees who would have exceeded the IRS contribution limits if the contributions made by or on behalf of those employees had been made to their Guidant Employee Savings and Stock Ownership Plan accounts. Accordingly, the Guidant Excess Benefit Plan-Savings was established to accept the "overflow" contributions made by and on behalf of participating employees, including one of our NEOs.

Prior to June 1, 2008, investment choices under the Guidant Excess Benefit Plan-Savings were identical to those under the Guidant Employee Savings and Stock Ownership Plan. On and after June 1, 2008, the investment choices under the Guidant Excess Benefit Plan-Savings include notional investment options made available under the plan from time to time. Generally, five equal annual cash installment payments of their account balances under the plan are made to participants determined to be "specified employees," including one of our NEOs, commencing no earlier than six months and one day following their "separation from service."

The table below shows aggregate earnings and balances for each of our NEOs under our 401(k) Excess Benefit Plan and the Guidant Excess Benefit Plan-Savings as of December 31, 2008.

Name	Plan	Executive Contributions in the Last Fiscal Year ($)	Registrant Contributions in the Last Fiscal Year ($)	Aggregate Earning (Losses) in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
James R. Tobin	BSC Excess Benefit	—	—	$(7,314)	—	$12,442
Sam R. Leno[3]	BSC Excess Benefit	—	—	—	—	—
Fredericus A. Colen	BSC Excess Benefit	—	—	$ 308	—	$17,218
William F. McConnell, Jr.[4]	BSC Excess Benefit	—	—	—	—	—
	GDT Excess Benefit	—	—	$(5,088)	—	$17,309
David McFaul	BSC Excess Benefit	—	—	$ (758)	—	$ 1,068
Paul A. LaViolette*	BSC Excess Benefit	—	—	$(9,963)	—	$16,949
Paul W. Sandman**	BSC Excess Benefit	—	—	$(2,957)	$24,951	$ 0

* Mr. LaViolette retired from the Company on December 31, 2008.

** Mr. Sandman retired from the Company on February 29, 2008.

(1) No portion of the amounts in this column are included in the Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column since the earnings or losses were neither above-market nor preferential.

(2) No portion of the amounts in this column were included in the Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column for previous years since the earnings or losses were neither above-market nor preferential.

(3) Mr. Leno was not employed by us in 2004 when the one-time 401(k) contribution was made to our 401(k) Excess Benefit Plan.

(4) Mr. McConnell was a Guidant employee in 2004 when the one-time 401(k) contribution was made to our 401(k) Excess Benefit Plan. Mr. McConnell participates in the Guidant Excess Benefit Plan-Savings.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Executive Retirement Plan. All of our executive officers, including our NEOs, are eligible to participate in our Executive Retirement Plan. The Executive Retirement Plan is intended to provide a clear and consistent approach to managing executive retirements with a standard, mutually-understood separation and post-employment relationship. The Executive Retirement Plan, including the benefits payable to our executive officers upon "retirement" under the plan, are more fully described under the Compensation Discussion & Analysis section titled "Executive Retirement" beginning on page 36. The present value of amounts accrued under the Executive Retirement Plan at December 31, 2008 and valuation methodology are reflected in the Pension Benefits Table and accompanying text on page 49 and the change in the present value of those benefits from December 31, 2007 are reflected in the Summary Compensation Table on page 39 in the column "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

Consulting Arrangements. The Executive Retirement Plan provides our CEO with the discretion to cause us to enter into consulting arrangements with our retiring executives, including our NEOs. The purpose of these consulting arrangements is to ensure smooth executive transitions, including prudent transfer of business knowledge as well as day to day project support, as needed. Consulting arrangements, including benefits payable to our retiring executives under these arrangements, are more fully described under the Compensation Discussion & Analysis section titled "Consulting Arrangements" on page 37. In 2008, we did not enter into consulting arrangements with any of our NEOs under this Plan.

Executive Life Insurance. Certain of our executive officers receive payments equal to the premium for executive life insurance (plus "gross-up" amounts for tax purposes). These payments represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004. Under this program, we will continue to make these payments to the participating executive officers following their retirement or termination (other than for cause) for a period ending on the tenth anniversary of the policy initiation date or, in some circumstances, such other date as would allow the policy to become self-funding. Three of our NEOs received executive life insurance payments (in lieu of Company-paid life insurance) in 2008 as reflected in the Summary Compensation Table on page 39 under the column All Other Compensation.

Retention Agreements. Our key executives, including our NEOs, have Retention Agreements with us. The possibility of a change in control and the uncertainty that it may raise among our key executives as to their continued employment after or in connection with the change in control may result in the departure or distraction of our key executives. Accordingly, the purpose of these Retention Agreements is to retain our key executives and reinforce and encourage their continued attention and dedication during this potentially critical time, even if they fear that their employment will be terminated after or in connection with the change in control. These agreements, including the benefits provided under them in the event of certain involuntary terminations in connection with a change in control, are more fully described under the Compensation Discussion & Analysis section titled "Retention Agreements" on page 37.

Long-Term Incentive Plans. Employees, including our NEOs, are eligible to receive equity awards under our Long Term Incentive Plans. Generally, equity awards granted to our executive officers, including our NEOs, under these Plans will become immediately exercisable in the event of a change in control or covered transaction. These plans are more fully described under the Compensation Discussion & Analysis section titled "Long-Term Incentive Plans" on page 37. In addition, our standard forms of agreements for equity awards to our executive officers, including our NEOs, generally provide that the equity awards will become immediately exercisable in the event of death, "disability" or "retirement."

Performance Incentive Plan. All of our salaried employees, including our NEOs, are eligible to participate in our Performance Incentive Plan. The purpose of our Performance Incentive Plan is to align the interests of our employees with those of the Company by providing incentives for the achievement of key business milestones and individual performance objectives. Participants generally must be employed by us on December 31 of the plan year in order to be eligible for their incentive performance award for that year. However, in the event of certain involuntary terminations without cause, death or "retirement," participants may receive their performance incentive awards for the year on a prorated basis based on the percentage of the year the participant was employed by us and eligible to participate. Grants of performance incentive awards under our Performance Incentive Plan are reflected in the Summary Compensation Table on page 39 in the Non-Equity Incentive Compensation column.

Employee Severance Pay Plan. All of our salaried employees are eligible to receive severance payments and benefits under our Employee Severance Pay Plan in the event of certain involuntary terminations. Under the plan, director level and above exempt employees, including our NEOs, are eligible for severance payments and benefits (salary and benefits continuation) equal to one month of severance payments and benefits per each year of service to us (with a minimum benefit of 6 months) up to a maximum of 12 months. Executives, including our NEOs, who are eligible to receive payments under our Executive Retirement Plan are not also eligible to receive payments and benefits under the Employee Severance Pay Plan.

Other Arrangements. On June 30, 2008, Mr. LaViolette retired as our Chief Operating Officer and as a member of our Executive Committee, at which point he became a senior advisor to the Company. Due to the unique nature of Mr. LaViolette's retirement as COO and his role as Senior Advisor, the Company entered into a Transition and Separation Agreement with Mr. LaViolette. Mr. LaViolette fully retired from the Company on December 31, 2008. Mr. LaViolette's Transition and Separation Agreement, including the benefits payable to Mr. LaViolette under the agreement upon his retirement, are more fully described under the Compensation Discussion & Analysis section titled "Executive Retirement" beginning on page 36.

The following tables show potential payments to our NEOs under existing agreements, plans or other arrangements, for various scenarios involving a change in control or termination of employment, in each case assuming the termination date was December 31, 2008 and where applicable using the closing price of our common stock of $7.74 on that date (as reported on the NYSE).

James R. Tobin

	Termination for Cause(1)	Voluntary Termination(2)	Involuntary Termination Without Cause(3)	Termination Following Change in Control(4)	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$ 2,982,000	$	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 3,578,440	$ 0	$ 0	$ 0
Pro-rata Target Bonus(5)	$ 0	$1,192,800	$1,192,800	$ 1,192,800	$1,192,800	$1,192,800	$1,192,800
Separation Payment	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Cash Severance	$ 0	$1,192,800	$1,192,800	$ 7,753,240	$1,192,800	$1,192,800	$1,192,800
Benefits & Perquisites							
Executive Retirement Plan(6)	$ 0	$2,027,369	$2,027,369	$ 2,027,369	$2,027,369	$2,027,369	$2,027,369
Service Provider Payments	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 38,234	$ 0	$ 0	$ 0
Post-Termination Life Insurance	$ 0	$ 0	$ 0	$ 2,412	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment(7)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$2,027,369	$2,027,369	$ 2,143,015	$2,027,369	$2,027,369	$2,027,369
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options(8)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units(9)	$ 0	$ 0	$ 0	$ 967,500	$ 967,500	$ 967,500	$ 0
Value of Accelerated Performance Shares(10)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$ 967,500	$ 967,500	$ 967,500	$ 0
Total Value: All Benefits	**$ 0**	**$3,220,169**	**$3,220,169**	**$10,863,755**	**$4,187,669**	**$4,187,669**	**$3,220,169**

Sam R. Leno

	Termination for Cause[(1)]	Voluntary Termination[(2)]	Involuntary Termination Without Cause[(3)]	Termination Following Change in Control[(4)]	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$ 1,875,000	$	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 1,591,164	$ 0	$ 0	$ 0
Pro-rata Target Bonus[(5)]	$ 0	$468,750	$ 468,750	$ 468,750	$ 468,750	$ 468,750	$468,750
Separation Payment	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Cash Severance	$ 0	$468,750	$ 468,750	$ 3,934,914	$ 468,750	$ 468,750	$468,750
Benefits & Perquisites							
Executive Retirement Plan[(6)]	$ 0	$ 0	$ 205,729	$ 205,729	$ 0	$ 0	$ 0
Service Provider Payments	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 38,324	$ 0	$ 0	$ 0
Post-Termination Life Insurance	$ 0	$ 0	$ 0	$ 2,412	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment[(7)]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 0	$ 205,729	$ 321,465	$ 0	$ 0	$ 0
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 2,351,283	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options[(8)]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units[(9)]	$ 0	$ 0	$3,521,019	$ 3,521,019	$3,521,019	$3,521,019	$ 0
Value of Accelerated Performance Shares[(10)]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Value of Accelerated Equity Grants	$ 0	$ 0	$3,521,019	$ 3,521,019	$3,521,019	$3,521,019	$ 0
Total Value: All Benefits	**$ 0**	**$468,750**	**$4,195,498**	**$10,128,681**	**$3,989,769**	**$3,989,769**	**$468,750**

Fredericus A. Colen

	Termination for Cause[(1)]	Voluntary Termination[(2)]	Involuntary Termination Without Cause[(3)]	Termination Following Change in Control[(4)]	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$1,710,000	$	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$1,416,302	$ 0	$ 0	$ 0
Pro-rata Target Bonus[(5)]	$ 0	$ 427,500	$ 427,500	$ 427,500	$ 427,500	$ 427,500	$ 427,500
Separation Payment	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Cash Severance	$ 0	$ 427,500	$ 427,500	$3,553,802	$ 427,500	$ 427,500	$ 427,500
Benefits & Perquisites							
Executive Retirement Plan[(6)]	$ 0	$1,113,876	$1,113,876	$1,113,876	$1,113,876	$1,113,876	$1,113,876
Service Provider Payments	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 30,450	$ 0	$ 0	$ 0
Post-Termination Life Insurance	$ 0	$ 0	$ 0	$ 120	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment[(7)]	$ 0	$ 54,595	$ 54,595	$ 54,595	$ 54,595	$ 0	$ 54,595
Total Benefits & Perquisites	$ 0	$1,168,471	$1,168,471	$1,274,041	$1,168,471	$1,113,876	$1,168,471
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options[(8)]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units[(9)]	$ 0	$ 0	$ 0	$1,067,741	$1,067,741	$1,067,741	$1,067,741
Value of Accelerated Performance Shares[(10)]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$1,067,741	$1,067,741	$1,067,741	$1,067,741
Total Value: All Benefits	**$ 0**	**$1,595,971**	**$1,595,971**	**$5,895,584**	**$2,663,712**	**$2,609,117**	**$2,663,712**

William F. McConnell, Jr.

	Termination for Cause[1]	Voluntary Termination[2]	Involuntary Termination Without Cause[3]	Termination Following Change in Control[4]	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$1,290,000	$	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 997,749	$ 0	$ 0	$ 0
Pro-rata Target Bonus[5]	$ 0	$ 322,500	$ 322,500	$ 322,500	$ 322,500	$ 322,500	$ 322,500
Separation Payment	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Cash Severance	$ 0	$ 322,500	$ 322,500	$2,610,249	$ 322,500	$ 322,500	$ 322,500
Benefits & Perquisites							
Executive Retirement Plan[6]	$ 0	$ 925,396	$ 925,396	$ 925,396	$ 925,396	$ 925,396	$ 925,396
Service Provider Payments	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 31,670	$ 0	$ 0	$ 0
Post-Termination Life Insurance	$ 0	$ 0	$ 0	$ 2,412	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment[7]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 925,396	$ 925,396	$1,034,478	$ 925,396	$ 925,396	$ 925,396
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options[8]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units[9]	$ 0	$ 0	$ 0	$1,319,740	$1,319,740	$1,319,740	$1,319,740
Value of Accelerated Performance Shares[10]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$1,319,740	$1,319,740	$1,319,740	$1,319,740
Total Value:							
All Benefits	**$ 0**	**$1,247,896**	**$1,247,896**	**$4,964,467**	**$2,567,636**	**$2,567,636**	**$2,567,636**

David McFaul

	Termination for Cause[1]	Voluntary Termination[2]	Involuntary Termination Without Cause[3]	Termination Following Change in Control[4]	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ 0	$ 0	$ 0	$1,215,000	$	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 911,250	$ 0	$ 0	$ 0
Pro-rata Target Bonus[5]	$ 0	$303,750	$303,750	$ 303,750	$303,750	$303,750	$ 0
Separation Payment	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Cash Severance	$ 0	$303,750	$303,750	$2,430,000	$303,750	$303,750	$ 0
Benefits & Perquisites							
Executive Retirement Plan[6]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Service Provider Payments	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 37,163	$ 0	$ 0	$ 0
Post-Termination Life Insurance	$ 0	$ 0	$ 0	$ 2,412	$ 0	$ 0	$ 0
Executive Allowance	$ 0	$ 0	$ 0	$ 75,000	$ 0	$ 0	$ 0
Executive Life Payment[7]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Benefits & Perquisites	$ 0	$ 0	$ 0	$ 114,575	$ 0	$ 0	$ 0
280G Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options[8]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Value of Accelerated Deferred Stock Units[9]	$ 0	$ 0	$ 0	$ 643,209	$643,209	$643,209	$ 0
Value of Accelerated Performance Shares[10]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Value of Accelerated Equity Grants	$ 0	$ 0	$ 0	$ 643,209	$643,209	$643,209	$ 0
Total Value: All Benefits	**$ 0**	**$303,750**	**$303,750**	**$3,187,784**	**$946,959**	**$946,959**	**$ 0**

Paul A. LaViolette*

	Termination for Cause[1]	Voluntary Termination[2]	Involuntary Termination Without Cause[3]	Termination Following Change in Control[4]	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Bonus	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Pro-rata Target Bonus[5]	$ —	$ —	$ —	$ —	$ —	$ —	$ 675,000
Separation Payment	$ —	$ —	$ —	$ —	$ —	$ —	$7,254,000(1
Total Cash Severance	$ —	$ —	$ —	$ —	$ —	$ —	$7,929,000
Benefits & Perquisites							
Executive Retirement Plan[6]	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Service Provider Payments	$ —	$ —	$ —	$ —	$ —	$ —	$ 69,733(1
Health and Welfare Benefits	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Post-Termination Life Insurance	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Executive Allowance	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Executive Life Payment[7]	$ —	$ —	$ —	$ —	$ —	$ —	$ 91,401
Total Benefits & Perquisites	$ —	$ —	$ —	$ —	$ —	$ —	$ 161,134
280G Tax Gross-Up	$ —	$ —	$ —	$ 0	$ —	$ —	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options[8]	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Value of Accelerated Deferred Stock Units[9]	$ —	$ —	$ —	$ —	$ —	$ —	$ 928,057
Value of Accelerated Performance Shares[10]	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Total Value of Accelerated Equity Grants	$ —	$ —	$ —	$ —	$ —	$ —	$ 928,057
Total Value:							
All Benefits	$ —	$ —	$ —	$ —	$ —	$ —	$9,018,191

* Amounts in this table reflect payments actually paid or payable to Mr. LaViolette upon his December 31, 2008 retirement from the Company.

Paul W. Sandman**

	Termination for Cause[(1)]	Voluntary Termination[(2)]	Involuntary Termination Without Cause[(3)]	Termination Following Change in Control[(4)]	Disability	Death	Retirement
Payments Due Upon Termination:							
Cash Severance							
Base Salary	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Bonus	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Pro-rata Target Bonus[(5)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 57,974
Separation Payment	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Total Cash Severance	$ —	$ —	$ —	$ —	$ —	$ —	$ 57,974
Benefits & Perquisites							
Executive Retirement Plan[(6)]	$ —	$ —	$ —	$ —	$ —	$ —	$1,464,002
Service Provider Payments	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Health and Welfare Benefits	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Post-Termination Life Insurance	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Executive Allowance	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Executive Life Payment[(7)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 76,421
Total Benefits & Perquisites	$ —	$ —	$ —	$ —	$ —	$ —	$1,540,423
280G Tax Gross-Up	$ —	$ —	$ —	$ 0	$ —	$ —	$ 0
Long-Term Incentives							
Value of Accelerated Stock Options[(8)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Value of Accelerated Deferred Stock Units[(9)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 512,413
Value of Accelerated Performance Shares[(10)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 0
Total Value of Accelerated Equity Grants	$ —	$ —	$ —	$ —	$ —	$ —	$ 512,413
Total Value:							
All Benefits	$ —	$ —	$ —	$ —	$ —	$ —	$2,110,810

** Amounts in this table reflect payments actually paid or payable to Mr. Sandman upon his February 29, 2008 retirement from the Company.

(1) Employees, including NEOs, are not entitled to any benefits upon termination for cause. All unvested stock options and deferred stock units, as well as all vested but unexercised stock options are forfeited as of the date of termination. For a definition of cause, see the Compensation Discussion & Analysis section titled "Retention Agreements" on page 37.

(2) Amounts in this column represent benefits payable upon voluntary termination by the NEO on December 31, 2008.

(3) Amounts in this column represent benefits payable upon involuntary termination by us on December 31, 2008 (other than termination for cause or in connection with a change in control). NEOs other than Mr. LaViolette who are not eligible to receive payments under our Executive Retirement Plan are eligible to receive payments and benefits under our Employee Severance Pay Plan in the event of certain involuntary terminations. Our Employee Severance Pay Plan is available generally to all of our exempt employees in a manner that does not discriminate in scope, terms or operation in favor of our executive officers and therefore the payments and benefits available under this plan are not disclosed in these

tables. Pursuant to the terms of Mr. LaViolette's Transition and Separation Agreement, he agreed to forgo any benefits under the Employee Severance Pay Plan to which he may have been entitled.

(4) Amounts in this column represent benefits payable under our Retention Agreements following a termination on December 31, 2008 in connection with a change in control of the Company. Our Retention Agreements provide that in a change in control situation, the Bonus is 3 times the greater of the assumed on-plan bonus for the then current year or the prior year's actual bonus. The actual 2007 bonuses paid to Messrs. Colen, Leno, and McConnell were greater than their respective assumed on-plan bonuses for 2008 and therefore the amounts in the Bonus row for them are based on their actual 2007 bonuses. For a further description of our Retention Agreements, see the Compensation Discussion & Analysis section titled "Retention Agreements" on page 37.

(5) Amounts in the Pro-rata Target Bonus row represent the NEO's assumed on-plan bonus for 2008 under our Performance Incentive Plan, which is equal to their incentive target amount under the plan. Under this plan, a NEO must be employed by the Company on December 31 of the plan year in order to be eligible to receive a bonus payment for that year; provided that in the event of certain involuntary terminations without cause, death or retirement, the Pro-rata Target Bonus amount will be paid on a pro-rated basis through the date of such termination. For a further description of our Performance Incentive Plan, see the Compensation Discussion & Analysis beginning on page 20.

(6) Amounts in the Executive Retirement Plan row represent amounts earned under our Executive Retirement Plan, provided the NEO is eligible for benefits under the plan. For NEOs other than Mr. Leno, eligibility means that the sum of the executive officer's age and years of service must equal 65, provided that the NEO is at least 55 years old and has completed at least 5 years of service with us. Messrs. LaViolette and McFaul have not met the eligibility thresholds for our Executive Retirement Plan. Pursuant to Mr. Leno's offer letter, eligibility for Mr. Leno means completion of 3 years of service, generally, and immediately upon his involuntary termination without cause or in connection with a change in control. Mr. Leno has not yet completed 3 years of service with us. For a further description of our Executive Retirement Plan or Mr. Leno's offer letter, see the Compensation Discussion & Analysis beginning on page 20.

(7) Amounts in the Executive Life Payment row represent amounts paid to the NEO in 2008 for Executive Life Insurance in lieu of Company-paid life insurance, including a "gross-up" amount to cover related tax obligations. These payments continue until the earlier of death or a specified number of years and are not presently calculable. Messrs. LaViolette, Sandman and Colen participate in this program. The annual premium, the amount of gross-up to cover related tax obligations and the number of years remaining under each policy are listed in the table below.

Name	Annual Premium	2008 Tax Gross-Up	Remaining Years Under Policy
Paul A. LaViolette	$49,557	$41,844	13
Fredericus A. Colen	$27,634	$26,961	9
Paul W. Sandman	$37,723	$38,698	3

(8) At December 31, 2008, the NEOs do not have any in-the-money unvested stock options.

(9) The amounts related to acceleration of deferred stock units represent the value of the number of accelerated deferred stock units held by each NEO as of December 31, 2008, calculated by multiplying the number of accelerated deferred stock units by $7.74 (the closing price of our common stock on December 31, 2008) or in the case of Mr. Sandman by $12.59 (the closing price of our common stock on February 29, 2008, his retirement date).

(10) On February 28, 2006, Mr. Tobin was awarded 2,000,000 performance-based deferred stock units that would be issued in equal installments on December 31, 2008 and December 31, 2009 provided that the performance criteria set forth below have been satisfied. Deferred stock units that did not vest on December 31, 2008 may vest December 31, 2009 if the 2009 performance criteria are reached:

Share Performance Price	% of Restriction That Lapse	12/31/08 Measurement Date	12/31/09 Measurement Date	Total Shares Earned
$75 and above	100%	1,000,000	1,000,000	2,000,000
$60	80%	800,000	800,000	1,600,000
$50	60%	600,000	600,000	1,200,000
$40	40%	400,000	400,000	800,000
$35	20%	200,000	200,000	400,000
Below $35	0%	0	0	0

(11) In the event of termination resulting from Mr. Tobin's disability, death, involuntary termination without cause or termination following a change in control, the number of shares to be issued to Mr. Tobin at the time under his performance share award will be determined in accordance with the performance criteria set forth above.

(12) This amount represents (i) the $5,440,500 separation payment paid to Mr. LaViolette in January 2009 in connection with his Transition and Separation Agreement and (ii) the $1,813,500 separation payment payable to Mr. LaViolette in January 2010 in connection with his Transition and Separation Agreement, subject to his continued compliance with the terms of that agreement and the other agreements referred to therein. For a further description of Mr. LaViolette's Transition and Separation Agreement, see the Compensation Discussion & Analysis beginning on page 20.

(13) This amount represents (i) $44,773 paid to Mr. LaViolette for attorney's fees in connection with the negotiation of his Transition and Separation Agreement, of which $14,773 represents a gross-up to cover tax-related obligations, and (ii) $25,000 paid by us directly to a qualified financial planning advisor in connection with Mr. LaViolette's Transition and Separation Agreement. For a further description of Mr. LaViolette's Transition and Separation Agreement, see the Compensation Discussion & Analysis beginning on page 20.

EQUITY COMPENSATION PLANS

The following table summarizes information as of December 31, 2008 relating to our equity compensation plans pursuant to which grants of options, deferred stock units, restricted stock grants or other rights to acquire shares may be granted from time to time.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders[1]	61,675,933	$10.98[3]	94,625,384
Equity compensation plans not approved by security holders[2]	0	$ 0	0
Total	61,675,933	$10.98[3]	94,625,384

(1) Amounts include outstanding options under our 1992, 1995, 2000 and 2003 Long-Term Incentive Plans and our 1992 Non-Employee Directors' Stock Option Plan. The amount in column (c) includes 13,272,165 shares available for purchase by employees under our Global Employee Stock Ownership Plan, which are not available for grant in any other form. Our 1992 Long-Term Incentive and 1992 Non-Employee Directors' Stock Option Plans expired on March 31, 2002 and our 1995 Long-Term Incentive Plan expired on May 9, 2005, after which time grants were only issued under our 2000 and 2003 Long-Term Incentive Plans. As of December 31, 2008, there were 1,795,198 shares available for issuance under our 2000 Long-Term Incentive Plan and 79,558,021 shares available for issuance under our 2003 Long-Term Incentive Plan. Amounts in column (a) also include 24,653,971 shares awarded under our 2000 and 2003 Long-Term Incentive Plans in the form of deferred stock units and restricted stock.

(2) We have acquired a number of companies over the past several years. From time to time, we have assumed the acquired company's incentive plan(s), including the outstanding options and warrants, if any, granted under those plan(s). No further options are granted under the assumed plans beyond those assumed in connection with the acquisitions. Assumed options that terminate prior to expiration are not available for re-grant. As of December 31, 2008, the aggregate number of shares to be issued under the assumed plans totaled 24,043,692. The weighted average exercise price of these options is $14.24.

(3) This weighted average exercise price includes the value of outstanding deferred stock units and restricted stock.

DIRECTOR COMPENSATION

We use a combination of cash and equity incentive compensation to compensate the non-employee members of our Board of Directors. To determine the appropriate level of compensation, we rely on the consulting services of Watson Wyatt and publicly available data describing director compensation in peer companies. We also take into consideration the significant amount of time and dedication required by our directors to fulfill their duties on our Board and Board committees as well as the need to continue to attract highly qualified candidates to serve on our Board. In 2008, we adjusted our director compensation as follows:

Non-Employee Directors. We compensate our non-employee directors (other than the Chairman of the Board) as follows:

- an annual retainer of $75,000;
- an annual grant of the number of shares of restricted stock determined by dividing $125,000 by the fair market value of our stock on the date of grant; and
- an annual fee of $20,000 for the chair of each of our committees.

Employee Directors. Directors who are also our employees receive no additional compensation for serving on the Board or its committees.

Chairman of the Board. Our Chairman of the Board receives an annual retainer of $210,000 and an annual grant of the number of shares of our restricted stock determined by dividing $125,000 by the fair market value of our stock at the close of market on the date of grant.

In addition, we pay or reimburse our directors for transportation, hotel, food and other incidental expenses incurred in connection with attending Board and committee meetings and participating in director education programs.

We grant restricted stock awards to our non-employee directors at no charge, but they are subject to forfeiture restrictions. The shares become free from restriction upon the expiration of each director's current term of office. The annual restricted stock awards are generally made on the date of each Annual Meeting, but if a director is elected to the Board on a date other than the Annual Meeting, a restricted stock award may be made on the date the director is first elected to the Board.

Non-Employee Director Deferred Compensation Plan. Non-employee directors may, by written election, defer receipt of all or a portion of the annual cash retainer, committee chair fees and the restricted stock award under our Non-Employee Director Deferred Compensation Program until he or she retires from our Board. Cash amounts deferred can be invested in common stock equivalents or another investment option in which we credit the amount deferred plus accrued interest (compounded annually based upon the Moody's Composite Yield on Seasoned Corporate Bonds as reported for the month of September of each calendar year). Amounts are only payable after a director's termination of Board service or as a Fixed Date Payout as defined in the Plan, and may be either paid as a lump sum or in installments previously specified by the director at the time of election.

Director Stock Ownership Guidelines. All of our directors also are required to have a significant personal investment in the Company through their ownership of our shares. As of July 28, 2008, our director stock ownership guidelines provide that each director should own at least 25,000 shares of our common stock within three years of his or her joining the Board, an increase from our previous years' guideline of 10,000 shares. For purposes of satisfying this obligation, restricted stock, stock equivalent units or stock unit deferrals under our Non-Employee Director Deferred Compensation Plan may be included in the aggregate number of shares held by a director. All of our directors either currently meet our director stock ownership guidelines or we expect that they will meet the guidelines within three years of becoming a director. The Nominating and Governance Committee monitors compliance with these guidelines on an annual basis.

DIRECTOR COMPENSATION IN FISCAL 2008

The table below summarizes the compensation we paid to our non-employee directors for the year ended December 31, 2008.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)	Total ($)
John E. Abele	$ 69,808	$168,630	$ 0	$ 0	$183,377[6]	$421,815
Ursula M. Burns	$ 89,808	$127,430	$1,029	$ 0	$ 0	$218,267
Nancy-Ann DeParle	$ 69,808	$138,682	$ 0	$ 0	$ 0	$208,490
J. Raymond Elliott	$ 69,808	$187,369	$ 0	$ 0	$ 0	$257,177
Joel L. Fleishman	$ 89,808	$170,903	$1,029	$ 0	$ 0	$261,740
Marye Anne Fox	$ 69,808	$127,430	$1,029	$107	$ 0	$198,374
Ray J. Groves	$ 89,808	$149,621	$1,029	$ 0	$ 0	$240,458
Kristina M. Johnson	$ 69,808	$171,482	$ 0	$ 0	$ 0	$241,290
Ernest Mario	$ 89,808	$168,661	$1,029	$ 0	$ 1,134[7]	$260,632
N.J. Nicholas, Jr.	$ 69,808	$127,430	$1,029	$ 0	$ 0	$198,267
Pete M. Nicholas	$210,000	$163,400	$ 0	$ 0	$303,710[6]	$677,110
John E. Pepper	$ 69,808	$127,430	$1,029	$ 13	$ 0	$198,280
Uwe E. Reinhardt	$ 69,808	$170,903	$1,029	$ 0	$ 0	$241,740
Warren B. Rudman	$109,808	$149,621	$1,029	$ 30	$ 0	$260,488

(1) Mr. Tobin, a director and our President and Chief Executive Officer, is an employee and is not included in this table. Mr. Tobin's compensation is discussed in our Compensation Discussion & Analysis beginning on page 20 and in the Summary Compensation Table beginning on page 39.

(2) The following non-employee directors elected to defer all or a portion of their 2008 annual cash retainers in the form of common stock equivalent units in accordance with our Non-Employee Director Deferred Compensation Plan.

Name[1]	2008 Cash Deferred	Common Stock Equivalent Units
Ursula M. Burns	$ 89,808	7,272
J. Raymond Elliott	$ 69,808	5,650
Marye Anne Fox	$ 34,904	2,825
Ray J. Groves	$ 89,808	7,272
N.J. Nicholas, Jr.	$ 69,808	5,650
John E. Pepper	$ 69,808	5,650
Warren B. Rudman	$109,808	8,894

In addition, Dr. Fox elected to defer $34,904 of her 2008 cash retainer under the interest crediting investment option provided under the Non-Employee Director Deferred Compensation Plan.

(3) Under our director compensation program, each non-employee director was granted a restricted stock award on May 6, 2008 in the amount of shares equal to the grant date fair value of $125,000, or 9,104 shares. The restricted stock awards vest upon the expiration of each director's current term of office. The amounts reflected in this column reflect the expenses related to these restricted stock awards as well as restricted stock awards granted in prior periods and recognized for financial reporting purposes in our 2008 financial statements in accordance with Statement of Financial Accounting Standards No. 123(R).

The aggregate total number of outstanding unvested restricted awards at December 31, 2008, all of which will vest on the day of our Annual Meeting in May 2009, is shown below:

Name	Grant Date	Number of Shares	Grant Date Fair Value	Vesting Date
John E. Abele	7/25/06	4,782	$ 80,000	5/9/09
	5/8/07	7,238	$120,000	5/9/09
	5/6/08	9,104	$125,000	5/9/09
Ursula M. Burns	5/6/08	9,104	$125,000	5/9/09
Nancy-Ann DeParle	5/6/08	9,104	$125,000	5/9/09
J. Raymond Elliott	5/6/08	9,104	$125,000	5/9/09
Joel L. Fleishman	7/25/06	4,782	$ 80,000	5/9/09
	5/8/07	7,238	$120,000	5/9/09
	5/6/08	9,104	$125,000	5/9/09
Marye Anne Fox	5/6/08	9,104	$125,000	5/9/09
Ray J. Groves	5/6/08	9,104	$125,000	5/9/09
Kristina M. Johnson	7/25/06	4,782	$ 80,000	5/9/09
	5/8/07	7,238	$120,000	5/9/09
	5/6/08	9,104	$125,000	5/9/09
Ernest Mario	7/25/06	4,782	$ 80,000	5/9/09
	5/8/07	7,238	$120,000	5/9/09
	5/6/08	9,104	$125,000	5/9/09
N.J. Nicholas, Jr.	5/6/08	9,104	$125,000	5/9/09
Pete M. Nicholas	5/6/08	9,104	$125,000	5/9/09
John E. Pepper	5/6/08	9,104	$125,000	5/9/09
Uwe Reinhardt	7/25/06	4,782	$ 80,000	5/9/09
	5/8/07	7,238	$120,000	5/9/09
	5/6/08	9,104	$125,000	5/9/09
Warren B. Rudman	5/6/08	9,104	$125,000	5/9/09
Total		**187,556**		

The following directors deferred receipt of these shares under and in accordance with the terms of our Non-Employee Director Deferred Compensation Plan:

Name	
Ursula M. Burns	9,104
J. Raymond Elliott	9,104
Marye Anne Fox	9,104
Ray J. Groves	9,104
Kristin M. Johnson	9,104
N.J. Nicholas, Jr.	9,104
John E. Pepper	9,104
Warren B. Rudman	9,104

(4) No stock options were granted to non-employee directors in 2008. The amounts in this column reflect the expenses related to stock options granted in prior periods and recognized for financial reporting purposes in our 2008 financial statements in accordance with Statement of Financial Accounting Standards No.123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of the valuation assumptions, see Note N to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. Aggregate total numbers of stock option awards (vested and unvested) outstanding at December 31, 2008 are shown below.

Name	Outstanding Stock Options
John E. Abele	2,000
Ursula M. Burns	12,000
Nancy-Ann DeParle	50,000
Joel L. Fleishman	32,000
Marye Anne Fox	16,000
Ray J. Groves	32,000
Kristina M. Johnson	55,227
Ernest Mario	5,333
N.J. Nicholas, Jr.	17,334
Pete M. Nicholas	73,000
John E. Pepper	8,000
Uwe Reinhardt	12,000
Warren B. Rudman	24,000
Total	**338,894**

(5) Amounts in this column represent the "above-market" portion of 2008 earnings under the interest crediting investment option available under the Non-Employee Director Deferred Compensation Plan. The interest rate used under the plan each year is the "Moody's Composite Yield on Seasoned Corporate Bonds" for the month of September of the preceding year. For 2008, the interest rate used under the plan was 6.21%, the Moody's rate on September 2007. Interest on non-qualified deferred compensation is considered "above-market" if the interest rate exceeds 120% of the federal long-term rate, with compounding at the rate that corresponds most closely to the rate under the plan, at the time the interest rate or formula is set. For 2008, the applicable federal long-term interest rate was 5.09%.

(6) The numbers reflected in this column include all other compensation received by the following directors in 2008:

Name	Annual Founder's Benefits[(a)]	Medical Benefits[(a)]	Long Term Care[(a)]	Charitable Donations[(a)]	Executive Life Insurance[(c)]	Other Perquisites[(d)]	Total
John E. Abele	$150,000	$12,779	$10,324	$—[(b)]	$10,274	$ 0	$183,377
Pete M. Nicholas	$225,000	$12,491	$15,901	$—[(b)]	$21,567	$28,751	$303,710

(a) Amounts included in these columns reflect payments due to each of our founders following their retirement as employees in May 2005.

(b) We previously disclosed $1,000,000 under this column for each of Messrs. Nicholas and Abele in our 2007 and 2008 proxy statements, which reflected our agreement to make a one-time charitable donation in the name of each of Messrs. Nicholas and Abele of up to $1,000,000 to a qualified charitable organization to be designated by them. Neither Mr. Nicholas nor Mr. Abele has designated a qualified charitable organization to receive such donations as of yet.

(c) Amounts in this column represent the amount paid to Messrs. Nicholas and Abele in 2008 to cover tax-related obligations with respect to Executive Life Insurance in lieu of the Company-paid life insurance. As the premiums have already been paid up, such amounts solely reflect the tax "gross-up" amounts to cover tax obligations.

(d) Amounts in this column represent transportation services for Mr. Nicholas.

(7) This amount relates to a gross up paid to Dr. Mario to cover tax related obligations relating to his personal use of the corporate aircraft in December 2007. For tax purposes, we calculate incremental costs to us from December 1st of the previous tax year through November 30th of the current tax year. The incremental costs to us for Dr. Mario's personal use of the aircraft in December 2007 were not disclosed in our 2008 proxy statement because the aggregate amount of perquisites did not exceed $10,000.

In May 2005, Pete Nicholas, our co-founder and Chairman of the Board, and John Abele, our co-founder, retired as employees of Boston Scientific. In connection with their retirement:

- Mr. Nicholas receives an annual payment of $225,000 for life, and medical coverage under our benefit policies for as long as he remains a director or "director emeritus." We will continue to fund his existing long-term care insurance and executive life insurance. Mr. Nicholas will continue to have the use of an office at our Natick headquarters or other Boston Scientific facilities and secretarial and administrative support, on an as-needed basis. We will also make a one-time charitable donation of up to $1 million to any qualified charitable organization designated by Mr. Nicholas; and

- Mr. Abele receives an annual payment of $150,000 for life, and medical coverage under our benefit policies for as long as he remains a director or "director emeritus." We will continue to fund his existing long-term care insurance and executive life insurance. Mr. Abele will continue to have the use of an office at our Natick headquarters or other Boston Scientific facilities and secretarial and administrative support, on an as-needed basis. We will also make a one-time charitable donation of up to $1 million to any qualified charitable organization designated by Mr. Abele.

Mr. Nicolas continues to serve on our Board of Directors and will receive the Chairman of the Board compensation as described above. Mr. Abele continues to serve on our Board of Directors and will receive the non-employee director compensation as described above.

EXECUTIVE OFFICERS

Our Executive Officers as of March 18, 2009

As of March 18, 2009, our executive officers were:

Name	Title
James R. Tobin	Director, President and Chief Executive Officer
Donald S. Baim, M.D.	Executive Vice President and Chief Medical and Scientific Officer
Brian R. Burns	Senior Vice President, Quality
Jeffrey D. Capello	Senior Vice President, Chief Accounting Officer and Corporate Controller
Fredericus A. Colen	Executive Vice President and Group President, Cardiac Rhythm Management (CRM)
Paul Donovan	Senior Vice President, Corporate Communications
James Gilbert	Executive Vice President, Strategy and Business Development
William H. Kucheman	Senior Vice President and Group President, Cardiovascular
Sam R. Leno	Executive Vice President, Finance and Information Systems and Chief Financial Officer
William F. McConnell, Jr.	Senior Vice President, Sales, Marketing and Business Strategies, CRM
David McFaul	Senior Vice President, International
Stephen Moreci	Senior Vice President and Group President, Endosurgery
Michael Onuscheck	Senior Vice President and President, Neuromodulation
Timothy A. Pratt	Executive Vice President, Secretary and General Counsel
Kenneth J. Pucel	Executive Vice President, Operations
Lucia Luce Quinn	Executive Vice President, Human Resources

Additional Information About Our Executive Officers

In accordance with SEC rules, biographical information concerning our executive officers and their ages can be found in Item 10 under the caption "Directors, Executive Officers and Corporate Governance" in our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Proxy Statement.

STOCK OWNERSHIP

Stock Ownership of Our Largest Stockholders

Set forth below are stockholders known by us to beneficially own more than 5% of our common stock. In general, "beneficial ownership" includes those shares a person or entity has the power to vote or transfer, stock options that are exercisable currently or within 60 days, and deferred stock units that will vest within 60 days. Unless otherwise indicated, the persons and entities named below have sole voting and investment control over the shares listed. The table below outlines, as of March 6, 2009, the beneficial ownership of these individuals and entities. As of March 6, 2009, there were 1,505,973,181 shares of our common stock outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Shares Outstanding
Paulson & Co. Inc. 1251 Avenue of the Americas New York, NY 10020	99,135,000[(1)]	6.6%
Dodge + Cox 555 California Street 40th Floor San Francisco, CA 94104	87,614,327[(1)]	5.8%

(1) As reported to the SEC for the period ended December 31, 2008 on Schedule 13G.

Stock Ownership of Our Directors and Executive Officers

The following table shows, as of March 6, 2009, the amount of our common stock beneficially owned by:

(1) our directors and director nominees;

(2) our executive officers named in the Summary Compensation Table above; and

(3) all of our directors and executive officers as a group.

"Beneficial ownership" includes those shares the reporting person has the power to vote or transfer, stock options that are exercisable currently or within 60 days, and deferred stock units that will vest within 60 days. Unless otherwise indicated, the persons named below have sole voting and investment power over the shares listed.

Name	Number of Shares Beneficially Owned	Percent of Shares Outstanding
John E. Abele[(1)]	32,899,627	2.2%
Ursula M. Burns[(2)]	42,624	*
J. Raymond Elliott[(3)]	18,260	*
Joel L. Fleishman[(4)]	147,941	*
Marye Anne Fox[(5)]	40,438	*
Ray J. Groves[(6)]	74,291	*
Kristina M. Johnson[(7)]	21,124	*
Ernest Mario[(8)]	69,024	*
N.J. Nicholas, Jr.[(9)]	2,676,481	*
Pete M. Nicholas[(10)]	27,745,233	1.8%
John E. Pepper[(11)]	68,524	*
Uwe E. Reinhardt[(12)]	49,124	*
Warren B. Rudman[(13)]	44,124	*
John E. Sununu	0	*
James R. Tobin[(14)]	693,145	*
Sam R. Leno	116,482	*

Name	Number of Shares Beneficially Owned	Percent of Shares Outstanding
Fredericus A. Colen[15]	34,756	*
William F. McConnell, Jr.[16]	92,043	*
David McFaul[17]	29,782	*
Paul A. LaViolette[18]	395,621	*
Paul W. Sandman	66,468	*
All directors and executive officers as a group (32 persons)[19]	65,773,697	4.4%

* Reflects beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1) Mr. Abele's beneficial ownership includes 3,540,500 shares of common stock held by a charitable trust of which Mr. Abele shares voting and investment control, 21,124 shares of restricted stock, subject to certain forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Mr. Abele has sole voting but not investment control, 351,098 shares of common stock held by a trust of which Mr. Abele shares voting and investment control, and 400,000 shares held by Mary S. Abele, Mr. Abele's spouse, with respect to which Mr. Abele disclaims beneficial ownership. Mr. Abele maintains credit line accounts and margin securities accounts at brokerage firms, and the positions held in such accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances in the accounts, if any. As of December 31, 2008, Mr. Abele held an aggregate of 29,852,893 shares of our common stock in these accounts.

(2) Ms. Burns' beneficial ownership includes 25,124 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 19,134 common stock equivalents which Ms. Burns has deferred pursuant to our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following her retirement from the Board.

(3) Mr. Elliott's beneficial ownership includes 18,264 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 6,990 common stock equivalents which Mr. Elliott has deferred pursuant to our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following his retirement from the Board.

(4) Mr. Fleishman's beneficial ownership includes 21,124 shares of restricted stock, subject to certain tax withholding and forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Mr. Fleishman has sole voting but not investment power and 4,000 shares of restricted stock granted pursuant to our 2000 Long-Term Incentive Plan and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 18,250 shares held by a charitable foundation of which Mr. Fleishman is the president and as to which Mr. Fleishman disclaims beneficial ownership. Mr. Fleishman maintains margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances in the accounts, if any. As of December 31, 2008, Mr. Fleishman held 125,691 shares of our common stock in these accounts.

(5) Dr. Fox's beneficial ownership includes 704 shares owned by Dr. Fox's spouse as to which she disclaims beneficial ownership and 33,124 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 13,386 common stock equivalents which Dr. Fox has deferred under our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following her retirement from the Board.

(6) Mr. Groves' beneficial ownership includes 37,124 shares of restricted stock, granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 34,569 common stock equivalents which Mr. Groves has deferred under our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following his retirement from the Board.

(7) Dr. Johnson's beneficial ownership includes 21,124 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 636 common stock equivalents which Dr. Johnson has deferred under our Deferred Compensation Plan, which will be payable in cash following her retirement from the Board.

(8) Dr. Mario's beneficial ownership includes 20,000 shares of common stock held by a self-directed IRA and 28,020 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 17,593 common stock equivalents which Dr. Mario has deferred under our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following his retirement from the Board.

(9) N.J. Nicholas, Jr.'s beneficial ownership includes 51,269 shares of common stock held by N. J. Nicholas, Jr., as sole trustee of a revocable trust, and 2,413,088 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as trustees of an irrevocable trust for the benefit of Pete M. Nicholas' children and spouse as to which N. J. Nicholas, Jr. disclaims beneficial ownership, 140,000 shares held in an IRA, 35,000 shares held in a charitable trust of which N.J. Nicholas, Jr. is a trustee and to which he disclaims beneficial ownership and 37,124 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes an aggregate of 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as Trustees of five irrevocable trusts for the benefit of N. J. Nicholas, Jr.'s children as to which N. J. Nicholas, Jr. disclaims beneficial ownership and 36,003 common stock equivalents which N. J. Nicholas, Jr. has deferred pursuant to our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following his retirement from the Board.

(10) Pete M. Nicholas' beneficial ownership includes 12,124,157 shares owned jointly with his spouse, 15,459,972 shares of common stock held by Promerica, L.P., a family limited partnership of which Pete M. Nicholas is general partner and as to which he is deemed to have beneficial ownership and 9,104 shares of restricted stock, subject to certain forfeiture provisions, granted pursuant to our 2003 Long-Term Incentive Plan, as to which Pete M. Nicholas has sole voting but not investment control. It also includes an aggregate of 152,000 shares held by Pete M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas, as trustees of five irrevocable trusts for the benefit of N.J. Nicholas, Jr.'s children as to which Pete M. Nicholas disclaims beneficial ownership. It excludes 2,413,088 shares of stock held by Ruth V. Lilly Nicholas and N. J. Nicholas, Jr., as Trustees of an irrevocable trust for the benefit of Pete M. Nicholas' children and spouse, as to which Pete M. Nicholas disclaims beneficial ownership. Pete M. Nicholas and Promerica, L.P. maintain margin securities accounts at brokerage firms, and the positions held in these margin accounts, which may from time to time include shares of our common stock, are pledged as collateral security for the repayment of debit balances in the accounts, if any. As of December 31, 2008, Pete M. Nicholas and Promerica, L.P. held 12,437,015 shares and 18,430,032 shares, respectively, of our common stock in these accounts.

(11) Mr. Pepper's beneficial ownership includes 43,400 shares of common stock owned by grantor retained annuity trust as to which he disclaims beneficial ownership and 21,124 shares of restricted stock granted pursuant to our 2003 Long-Term Incentive Plan and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 11,762 common stock equivalents which Mr. Pepper has deferred under our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following his retirement from the Board.

(12) Dr. Reinhardt's beneficial ownership includes 21,124 shares of restricted stock, subject to certain forfeiture provisions, granted pursuant to our 2000 and 2003 Long-Term Incentive Plans, as to which Dr. Reinhardt has sole voting but not investment power. It also includes 5,000 shares of stock held by Dr. Reinhardt's spouse, as to which he disclaims beneficial ownership.

(13) Senator Rudman's beneficial ownership includes 1,000 shares of common stock owned by Senator Rudman's spouse as to which he disclaims beneficial ownership and 37,124 shares of restricted stock granted pursuant to our 2000 and 2003 Long-Term Incentive Plans and deferred pursuant to our Non-Employee Director Deferred Compensation Plan. It excludes 36,599 common stock equivalents which Senator Rudman has deferred under our Non-Employee Director Deferred Compensation Plan, which will be payable in cash following his retirement from the Board.

(14) Mr. Tobin's beneficial ownership includes 19,627 shares of common stock held in Mr. Tobin's 401(k) account and 125,000 deferred stock units that vested on December 31, 2008 and which will be issued as common stock to Mr. Tobin in the seventh month after his retirement from Boston Scientific.

(15) Mr. Colen's beneficial ownership includes 907 shares of common stock held in Mr. Colen's 401(k) account.

(16) Mr. McConnell's beneficial ownership includes 11,040 shares of common stock held in Mr. McConnell's 401(k) account.

(17) Mr. McFaul's beneficial ownership includes 4,450 shares of common stock held in Mr. McFaul's 401(k) account.

(18) Mr. LaViolette's beneficial ownership includes 250,000 shares of common stock subject to exercisable options granted pursuant to our 2000 Long-Term Incentive Plan and 17,131 shares held in Mr. LaViolette's 401(k) account.

(19) Please refer to footnotes 1 through 18 above. This total includes an aggregate of 361,668 shares of common stock subject to exercisable options granted pursuant to our 2000 Long-Term Incentive Plan and 14,750 deferred stock units which will vest within 60 days of March 6, 2008.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our Company's financial reporting process on behalf of the Board of Directors and has other responsibilities set forth in the Audit Committee charter, which can be found at *www.bostonscientific.com* under the tab "Investor Relations" and then "Corporate Governance." Management has the primary responsibility for our Company's financial statements and reporting process, including the systems of internal controls. Ernst & Young LLP, our independent registered public accounting firm for 2008, is responsible for expressing an opinion on the conformity of our Company's audited financial statements with generally accepted accounting principles and on our Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed with management and Ernst & Young the audited financial statements included in the Boston Scientific Annual Report on Form 10-K for the year ended December 31, 2008, including a discussion about the quality, not just the acceptability, of our Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements, and Ernst & Young's evaluation of the Company's internal control over financial reporting.

The Audit Committee also discussed with Ernst & Young the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. Ernst & Young has also provided the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Ernst & Young that firm's independence. The Audit Committee has concluded that Ernst & Young's provision of audit and non-audit services to our Company and its affiliates is compatible with Ernst & Young's independence.

The Audit Committee further discussed with the Company's internal auditors and Ernst & Young the overall scope and plans for their respective audits. The Audit Committee meets at least quarterly with the internal auditors and Ernst & Young, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008 which has been filed with the Securities and Exchange Commission. The Audit Committee has also approved the selection of Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2009.

This Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Boston Scientific filing with the SEC, except to the extent that Boston Scientific specifically incorporates this Report by reference into another company filing.

THE AUDIT COMMITTEE

J. Raymond Elliott, *Chairman*
Joel L. Fleishman
Marye Anne Fox
Ernest Mario
Uwe E. Reinhardt

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm.

The Audit Committee of the Board has appointed Ernst & Young LLP as our independent registered public accounting firm for its fiscal year ending December 31, 2009. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm (including resolution of disagreements between management and the independent registered public account firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In making its determination regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management and our internal auditors, and will take into account the vote of our stockholders with respect to the ratification of the selection of our independent registered public accounting firm.

During 2008, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services. Representatives of Ernst & Young LLP are expected to attend the Annual Meeting and respond to appropriate questions and, if they desire, make a statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2009 FISCAL YEAR.

Principal Accountant Fees

The following table presents the aggregate fees billed for professional services rendered by Ernst & Young LLP for the fiscal years ended December 31, 2007 and December 31, 2008.

Type of Fees	2007	2008
Audit Fees(1)	$ 8,513,300	$8,072,000
Audit-Related Fees(2)	$ 565,000	$ 415,000
Tax Fees(3)	$ 1,400,000	$ 891,000
All Other Fees(4)	$ 6,000	$ 6,000
Total	$10,484,300	$9,384,000

(1) Audit fees are fees on an accrual basis for professional services rendered in connection with the audit of our annual financial statements (including an assessment of our internal control over financial reporting), reviews of the condensed financial statements included in Form 10-Qs, accounting consultation, statutory filings and registration statements. Certain audit fees were incurred in connection with our business divestitures, restructuring initiatives and other accounting matters.

(2) Audit-related fees are fees for services related to acquisition due diligence, employee benefit plan audits, accounting consultation and compliance with regulatory requirements.

(3) Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4) All other fees are fees for an online accounting research tool.

Audit Committee's Pre-Approval Policy

It is the Audit Committee's policy to approve in advance the types and amounts of audit, audit-related, tax and any other services to be provided by our independent registered public accounting firm. In situations where it is not possible to obtain full Audit Committee approval, the Audit Committee has delegated authority to the Chairman of the Audit Committee to grant pre-approval of auditing, audit-related, tax and all other services. Any pre-approved decisions by the Chairman are required to be reviewed with the Audit Committee at its next scheduled meeting. The Audit Committee has approved all of Ernst & Young LLP's services for 2007 and 2008 and, in doing so has considered whether the provision of such service is compatible with maintaining independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors, executive officers and persons holding more than 10% of our common stock are required to report their ownership of our common stock and any changes in that ownership to the SEC. Specific due dates for these reports have been established and we are required to report any failure to file by these dates during 2008. To the best of our knowledge, all of these filing requirements were timely satisfied by our directors, executive officers and 10% stockholders with the exception of the following Forms 4: one late Form 4 on behalf of James Gilbert reporting the vesting of a tranche of DSUs; one late Form 4 on behalf of James Tobin reporting the February 28, 2006 award of DSUs and Performance Based DSUs; one late Form 4 on behalf of Pete Nicholas reporting the sale of shares pledged to secure a loan to a limited partnership of which Mr. Nicholas is a general and limited partner; and one late Form 4 on behalf of William Kucheman reporting two open market purchases. In making these statements, we have relied upon the written representations of our directors, executive officers and 10% stockholders and copies of their reports that have been filed with the SEC.

STOCKHOLDER PROPOSALS

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the advance notice provision of our Bylaws, stockholder proposals for the 2010 Annual Meeting of Stockholders must be received by our Secretary at our principal executive office on or before November 25, 2009. Please address your proposals to our Secretary at Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537. In order to be considered for inclusion in next year's Proxy Statement, proposals must also satisfy the other procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934. Proposals that are submitted outside of Rule 14a-8 must also satisfy the other procedures set forth in the advance notice provision of our Bylaws.

HOUSEHOLDING

Applicable rules permit us and brokerage firms to send one Notice or Annual Report and Proxy Statement to multiple stockholders who share the same address under certain circumstances. This practice is known as "householding." If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a householding consent you previously provided to a broker, you must contact that broker to revoke your consent. If you are eligible for householding and you currently receive multiple copies of either our Notice or our Annual Report and Proxy Statement but you wish to receive only one copy of each of these documents for your household, please contact Broadridge Financial Solutions, Inc. by mail at Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by telephone at 1-800-542-1061.

If you wish to receive a separate Proxy Statement for the 2009 Annual Meeting or a 2008 Annual Report, you may find these materials on our website, *www.bostonscientific.com*, or you may request printed copies free of charge by contacting Investor Relations, Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537 or by calling (508) 650-8555.

OTHER INFORMATION

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website (*www.bostonscientific.com*) as soon as reasonably practicable after we electronically file the material with or furnish it to the SEC. Or you can find our filings on the website maintained by the SEC at *www.sec.gov.* Our Corporate Governance Guidelines, the charters of the standing committees of the Board, and Code of Conduct, which applies to all of our directors, employees and officers, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, are also available on our website. Printed copies of these materials are available free of charge to stockholders who request them in writing from Investor Relations at Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760-1537. Information on our website or connected to it is not incorporated by reference into this Proxy Statement.

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To Our Employees and Shareholders:

Three years ago we set out to address a range of issues critical to the continued success of Boston Scientific. We identified five key areas that required major change, and we initiated a strategy to drive that change and position the Company for the future.

2008 was the year our efforts came together and created a renewed foundation for sustainable, profitable growth. We have now transformed quality, revitalized our pipeline, streamlined the organization, strengthened our financial fundamentals and diversified our product portfolio.

We were able to do this thanks to the contributions of thousands of employees throughout the Company, who have been so essential to our progress.

We would like to share with you what we have done to execute this strategy and how each element has made Boston Scientific a stronger company.

1. TRANSFORMED QUALITY

We have driven the most pervasive change in the area of quality. Today we are a transformed company with a world-class quality system. While the Corporate Warning Letter remains in place pending final resolution of some Medical Device Report filing issues, the moratorium on new product approvals by the U.S. Food and Drug Administration (FDA) was effectively removed in 2008, and more than a dozen new products were approved during the year.

We are turning quality into a competitive advantage. The Quality Master Plan, our core planning tool, drives the continuous improvement of our quality system and will ensure that quality remains a top priority. The progress we have made in quality has allowed us to shift from correcting problems to preventing them, and from remediation back to innovation. We understand that maintaining a world-class quality system requires permanently altering our culture, and we have done that. We will sustain the quality foundation we have created, and we will continue to build on it.

2. REVITALIZED THE PIPELINE

We saw abundant proof in 2008 that our pipeline is turning out exceptional products in virtually all our businesses.

In Cardiac Rhythm Management (CRM) we launched a host of new products, including our COGNIS® cardiac resynchronization therapy defibrillator (CRT-D) and TELIGEN® implantable cardioverter defibrillator (ICD). These are the smallest, thinnest high-energy devices available today, and they deliver what physicians are demanding for their patients: higher power, more efficiency, improved longevity and greater function in a smaller device.

Other new CRM products included the CONFIENT® ICD, which helps protect patients at risk of sudden cardiac death; the LIVIAN® CRT-D, which delivers individualized cardiac resynchronization and defibrillation therapies in one device; the upgraded LATITUDE® Patient Management System with enhanced remote monitoring capabilities; the new ALTRUA™ family of pacemakers, and the ACUITY™ Spiral left ventricular lead.

In our Cardiovascular business, FDA approval for the PROMUS® Everolimus-Eluting Coronary Stent System made Boston Scientific the only company to offer physicians the choice of two drugs – paclitaxel and everolimus – on separate drug-eluting stent (DES) platforms, allowing them to select the best option for their patients.

We also welcomed U.S., Japanese and Canadian approval of our second-generation TAXUS® Liberté® Paclitaxel-Eluting Coronary Stent System. This stent represents our latest advance in drug-eluting stent technology, with substantially thinner struts and a more flexible cell geometry for better deliverability, as well as uniform strut distribution designed specifically for drug elution.

The FDA also granted approval for our TAXUS® Express²® Atom™ Paclitaxel-Eluting Coronary stent system, a highly deliverable drug-eluting stent specifically designed for treating small vessels.

Other approvals included our Apex™ Coronary Balloon Catheter and our Carotid WALLSTENT® and Express® SD Renal stent systems.

Finally, our Endosurgery business launched the WallFlex® Biliary RX Stent in Europe and the SpyGlass® Direct Visualization System in the U.S. and Europe.

All these approvals represent vital progress in our ongoing effort to provide physicians the most innovative and effective new products for their patients.

One metric that sums up the progress we've made and highlights why we're so optimistic about our future is the percentage of our total revenue represented by new products. In 2009 we expect more than a third of our revenue – 38 percent – to come from new products.

This speaks to our accomplishments over the past several years, as well as the promise we see in every one of our businesses as we enter 2009. It's a credit to the entire organization, and we want to thank all our employees for the hard work and dedication that made it possible.

3. STREAMLINED THE ORGANIZATION

During 2008 we streamlined our organization by finalizing the sale of five non-strategic operating businesses. We also substantially completed the sale of our non-strategic public and private portfolio investments. Together, these transactions have created more than $1.6 billion in after-tax proceeds.

In addition, we restructured several businesses, product franchises and geographic regions in order to leverage resources and strengthen our competitive positions.

We also increased our emphasis on talent and leadership development, targeted recruiting and more integrated decision-making processes.

These measures have realigned our cost structure, simplified our operating model and improved our organizational effectiveness. They represent important progress toward restoring profitable sales growth and increasing shareholder value.

4. STRENGTHENED FINANCIAL FUNDAMENTALS

In the midst of turbulent financial times, we continue to manage our debt portfolio, cash investments, cash flow and working capital conservatively. Strong cash flow helped us prepay $1.4 billion of debt in 2008. Our next debt maturity is not due until April 2010, and we expect to meet this obligation without difficulty. Equally as impressive, in 2008 we reduced operating expenses by more than $500 million while maintaining a $1 billion investment in R&D. We also improved our adjusted operating income, our days sales outstanding and our days payables outstanding. During the first quarter of 2009 we prepaid $500 million of bank debt and paid our remaining $500 million obligation to Advanced Bionics, and we still have access to approximately $2 billion of capital.

5. DIVERSIFIED PRODUCT PORTFOLIO

2008 was the year we essentially completed the integration of our CRM and Neuromodulation businesses, further diversifying our product portfolio into two new markets.

And with the launches of the COGNIS® CRT-D, the TELIGEN® ICD and the PROMUS® Stent System, it was also the year the marketplace witnessed for the first time the power of the Boston Scientific-Guidant combination.

The numbers demonstrate how effectively we have diversified. In 2005, nearly half our revenue came from coronary stents. In 2008, 28 percent came from CRM products, 23 percent from coronary stents and 49 percent from products representing Endoscopy, Interventional Cardiology, Neuromodulation, Neurovascular, Peripheral Interventions and Urology/Gynecology.

Positioned For The Future

Thanks to our progress in these five key areas, we are now stronger, leaner and more diversified. We are in a much better position to accomplish our most important overall operating goals: driving profitable sales growth and increasing market share.

The news from 2008 provided ample evidence of our growth prospects. Our two largest markets – CRM and DES – continued to recover. Both are strengthening and expanding, and we continued to take market share in both.

In CRM, the fourth quarter of 2008 was the third consecutive quarter of double-digit sales growth in the United States, and for the year we reported our highest worldwide defibrillator revenue since 2004. Our CRM business is poised to take full advantage of the substantial investments we have made in quality, R&D and clinical sciences. In 2009, new products should account for two-thirds of CRM revenue, which we anticipate will further increase the sales and share growth we saw in 2008.

In addition, we are looking forward to the completion of our landmark MADIT-CRT clinical trial, which is expected in the first half of 2009. MADIT-CRT is designed to examine whether cardiac resynchronization therapy can slow the progression of heart failure in high-risk, minimally symptomatic patients. We believe this trial has the potential to significantly expand CRT-D indications.

2008 was the first full year of integration for our Electrophysiology and CRM businesses. This combination is helping us capitalize on the potential of these two businesses by providing electrophysiologists a broader product offering of implantable devices and ablation therapies. Electrophysiology posted respectable growth in 2008 and is preparing for a number of product launches this year.

In DES, we exited 2008 with 49 percent of the U.S. market, and our unique two-drug offering makes share gains likely in 2009. In each quarter of 2008, U.S. DES penetration rates increased, and international rates also moved up during the year, as a growing body of clinical evidence reiterated the safety and efficacy of drug-eluting stents. We believe that based on our rich pipeline, we will not only maintain, but extend, our leadership in the DES market. At the close of the year, our lead over our nearest U.S. competitor was the greatest it has ever been in the current four-company environment: more than 20 percentage points. And we are on schedule to introduce our internally produced PROMUS® Element™ Stent System in the U.S., Japan and Europe. We expect a European launch later this year.

Year after year, our Endosurgery business has turned in solid, reliable performances, and 2008 was another good year. Several of the Endosurgery franchises grew double digits, and we maintained our leadership positions across the wide array of devices this business sells. The Endoscopy franchise is now approaching $1 billion in annual revenue, testimony to more than two decades of providing innovative products that have consistently set the standard for patient care in the field. Our Urology/Gynecology franchise maintained its leadership in stone management devices and saw strong growth in its women's health business. We are looking forward to 2009 as we re-emphasize product development in Endosurgery and launch new products in a number of its franchises.

The Peripheral Interventions market expanded during the year, and we continued to hold the leading share in multiple product categories. Three new products were approved in late 2008, and they position us well for 2009. In addition, this year we expect to launch the Epic™ Vascular Stent in Europe, and we will conduct a clinical trial to support its commercialization in the United States.

Our Neurovascular business remained the market leader in 2008, and that market saw healthy growth. We plan to build on our leadership this year with U.S. and European launches of new coil and stent delivery products.

We were also encouraged by the performance of our Neuromodulation business, which grew 20 percent worldwide in 2008. This impressive growth was achieved in the face of product launches by our competitors, yet the business maintained its strong number two position in the U.S. market. In 2009, we plan to refine our technology through a number of enhancements that will allow physicians to expand the types of patients they treat. While Pain Management products are the current focus of our Neuromodulation business, we continue to explore additional therapeutic applications. Neuromodulation represents a small part of our total business today, but its long-term potential is considerable.

We are ready to build on this extensive progress, and we are fortunate to have experienced sales teams in place that will help us fulfill our potential in all our businesses.

International is where all our businesses come together under one roof. Over the past few years it has assumed greater and greater importance, and in 2008 more than 40 percent of our total revenue came from outside the United States. International is an area of substantial opportunity. We believe it can represent 50 percent of our total revenue in future years. We have recently launched a major initiative to create a more effective global strategy that will accelerate growth and help us realize an increased level of revenue.

We believe Boston Scientific is at an inflection point. We have put many of our challenges behind us, a revitalized pipeline is delivering on its enormous potential, and we are transitioning to a future marked by more sustainable and profitable growth. We are confident we will achieve a combination of top line growth and improved profit margins that will lead to improved bottom line growth in the years ahead. Five years from now, we expect our growth rate to be in the high single digits, with operating income of 30 percent.

A Responsible Corporate Citizen

Before closing, we would like to comment on an obligation we take seriously, which is being a responsible corporate citizen.

Boston Scientific is committed to making more possible in the communities where we work and live. We bring this commitment to life by supporting health, education and research initiatives on a global, national and local basis. In 2008 Boston Scientific and The Boston Scientific Foundation contributed time, expertise and more than $25 million in direct support to a wide variety of organizations and institutions.

Through the Foundation, we fund non-profit organizations in our local communities and medical education fellowships at institutions throughout the United States. Our community grants support programs aimed at improving the lives of the economically disadvantaged by engaging in partnerships that promote long-term, systemic change. In 2008 the Foundation awarded 80 grants and more than 100 fellowships. We are pleased that in these difficult economic times we have been able to sustain our support for these organizations and institutions.

A prominent example of our ongoing commitment to patients is the Close the Gap program, which addresses disparities in cardiovascular care for underserved populations of women, black Americans and Latino Americans. Close the Gap increases awareness of cardiovascular risk factors, teaches health care providers about cultural beliefs and barriers to treatment, and advocates for measures that help ensure all patients receive the cardiovascular care they need. Boston Scientific is proud to have joined with leading clinicians to create this important program.

We would like to recognize Joel Fleishman, who will be retiring from our Board of Directors in May. For 17 years, Boston Scientific has been fortunate to have his guidance, judgment and counsel. We appreciate Joel's exceptional service and thank him for his friendship and many contributions.

We would also like to thank Nancy-Ann DeParle who recently resigned from the Board to become Director of the White House Office for Health Reform. The President and the nation will be well served by her wide-ranging expertise. We wish her every success in her new role.

We look forward to former U.S. Senator John Sununu joining the Board in April. He is a highly talented individual with broad experience in the areas of technology, science, business and government.

The current financial crisis has created hardship in virtually every corner of the world. Fortunately for Boston Scientific, our industry is more recession resistant than many others. However, we are well aware of the problems this recession could create for our industry and our Company, and we are closely monitoring the warning signs. And as we noted earlier, we continue to manage our finances conservatively.

Our Strategy

Thanks to the efforts of our people, Boston Scientific is now a stronger company with a bright future. Our cash flow continues to be robust; we have plans in place to significantly improve profit margins; our intellectual property portfolio is unmatched, and our products are the market leaders in the majority of our businesses. We have a dedicated and talented senior management team and outstanding employees, all united by a shared commitment to helping physicians improve patients' lives.

Our strategy for the coming years – and our pledge to you, our employees and shareholders – is as follows:

We will lead global markets for less-invasive medical devices by developing and delivering products and therapies that address unmet patient needs, provide superior clinical outcomes and demonstrate compelling economic value.

We will achieve leadership, drive profitable sales growth and increase shareholder value by focusing on:

- ***Customers***
- ***Innovation***
- ***Quality***
- ***People***
- ***Financial strength***

Thank you for your belief in our Company and your continued support of our mission.

Sincerely,

Jim Tobin
President and Chief Executive Officer

Pete Nicholas
Chairman of the Board

March 6, 2009

Corporate Information

DIRECTORS

John E. Abele
Director; Founder

Ursula M. Burns [5]
Director; President, Xerox Corporation

J. Raymond Elliott [1,4,5]
Director; Retired Chairman, Zimmer Holdings, Inc.

Joel L. Fleishman [1,3,6,8]
Director; Professor of Law and Public Policy, Duke University

Marye Anne Fox, Ph.D. [1,4]
Director; Chancellor, University of California, San Diego

Ray J. Groves [2,3,6]
Director; Ombudsman, Standard & Poor's; Retired Chairman and CEO, Ernst & Young LLP

Kristina M. Johnson, Ph.D. [2,4,6]
Director; Provost and Senior Vice President of Academic Affairs, The Johns Hopkins University

Ernest Mario, Ph.D. [1,4,5]
Director; Chairman and CEO, Capnia, Inc.

N.J. Nicholas, Jr. [4]
Director; Private Investor

Pete M. Nicholas
Director; Chairman of the Board, Founder

John E. Pepper [2,3]
Director; Co-Chair, National Underground Railroad Freedom Center

Uwe E. Reinhardt, Ph.D. [1,3,5]
Director; Professor of Economics and Public Affairs, Princeton University

Warren B. Rudman [2,6]
Director; Former U.S. Senator; Of Counsel, Paul, Weiss, Rifkind, Wharton & Garrison; Co-Chair, Stonebridge International LLC

John E. Sununu [7]
Director; Former U.S. Senator

EXECUTIVE OFFICERS

Donald S. Baim, M.D.
Executive Vice President, Chief Medical and Scientific Officer

Brian R. Burns
Senior Vice President, Quality

Jeffrey D. Capello
Senior Vice President, Chief Accounting Officer and Corporate Controller

Fredericus A. Colen
Executive Vice President and Group President, CRM

Paul Donovan
Senior Vice President, Corporate Communications

James Gilbert
Executive Vice President, Strategy and Business Development

William H. Kucheman
Senior Vice President and Group President, Cardiovascular

Sam R. Leno
Executive Vice President for Finance and Information Systems and Chief Financial Officer

William F. McConnell, Jr.
Senior Vice President, Sales, Marketing and Business Strategy, CRM

David McFaul
Senior Vice President, International

Stephen Moreci
Senior Vice President and Group President, Endosurgery

Michael Onuscheck
Senior Vice President and President, Neuromodulation

Timothy A. Pratt
Executive Vice President, Secretary and General Counsel

Kenneth J. Pucel
Executive Vice President, Operations

Lucia Luce Quinn
Executive Vice President, Human Resources

James R. Tobin [4]
President and Chief Executive Officer; Director

CORPORATE HEADQUARTERS

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508-650-8000
508-647-2200 (Investor Relations Facsimile)
www.bostonscientific.com

REGIONAL HEADQUARTERS

Boston Scientific International S.A.
Paris, France

Boston Scientific Japan K.K.
Tokyo, Japan

KEY FACILITIES

Clonmel, Ireland	Miyazaki, Japan
Cork, Ireland	Mountain View, CA, U.S.A.
Coyol, Costa Rica	Natick, MA, U.S.A.
Dorado, Puerto Rico	Plymouth, MN, U.S.A.
Fremont, CA, U.S.A.	Quincy, MA, U.S.A.
Galway, Ireland	Redmond, WA, U.S.A.
Heredia, Costa Rica	San Jose, CA, U.S.A.
Kawasaki, Japan	Spencer, IN, U.S.A.
Kerkrade, The Netherlands	St. Paul, MN, U.S.A.
Letterkenny, Ireland	Tullamore, Ireland
Maple Grove, MN, U.S.A.	Valencia, CA, U.S.A.
Marlborough, MA, U.S.A.	Washington, DC, U.S.A.
Miami, FL, U.S.A.	West Valley, UT, U.S.A.

STOCKHOLDER INFORMATION STOCK LISTING

Boston Scientific Corporation common stock is traded on the NYSE under the symbol "BSX."

TRANSFER AGENT

Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to the Company's Transfer Agent at:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
1-800-898-6713
www.bnymellon.com/shareowner/isd

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING

The annual meeting for shareholders will take place on Tuesday, May 5, 2009, beginning at 10:00 a.m. at Bank of America, 100 Federal Street, Boston, MA 02110.

INVESTOR INFORMATION REQUESTS

Investors, stockholders and security analysts seeking information about the Company should refer to the Company's website at www.bostonscientific.com or call Investor Relations at 508-650-8555.

OTHER INFORMATION

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Company's website at www.bostonscientific.com. Our Corporate Governance Guidelines, proxy statement and Code of Conduct – which applies to all our directors, officers and employees, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer – are also available on our website.

Certifications of the Chief Executive Officer and Chief Financial Officer certifying the accuracy of the Company's public disclosures have been filed with the SEC as exhibits to the Annual Report on Form 10-K for the year ended December 31, 2008. In addition, our annual Chief Executive Officer certification for the previous year has been submitted to the NYSE.

Copies of these reports are also available by directing requests to:
Investor Relations
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508-650-8555
508-647-2200 (Facsimile)
Investor_Relations@bsci.com

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like "anticipate," "expect," "project," "believe," "plan," "estimate," "intend" and similar words. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. Forward-looking statements include, among other things, statements regarding our growth strategy, our programs to enhance shareholder value, our financial performance, our revenue and operating income objectives, our market position and the marketplace for our products, new product development and launch, competitive offerings, litigation and our capital management strategy. Factors that may cause actual results to differ materially from those contemplated by the statements in this Annual Report can be found in our Form 10-K for the year ended December 31, 2008 under the headings "Risk Factors" and "Safe Harbor for Forward-Looking Statements."

Information above is accurate as of March 6, 2009.

1 *Member of the Audit Committee*
2 *Member of the Executive Compensation and Human Resources Committee*
3 *Member of the Nominating and Corporate Governance Committee*
4 *Member of the Finance Committee*
5 *Member of the Compliance and Quality Committee*
6 *Member of the Legal Affairs Committee*
7 *Effective April 1, 2009*
8 *Retiring effective May 5, 2009*

OUR STRATEGY

We will lead global markets for less-invasive medical devices by developing and delivering products and therapies that address unmet patient needs, provide superior clinical outcomes and demonstrate compelling economic value. We will achieve leadership, drive profitable sales growth and increase shareholder value by focusing on:

- > Customers
- > Innovation
- > Quality
- > People
- > Financial strength



2712

Boston Scientific

Delivering what's next.™

CC.AR.WW.03.09